THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Existing CAT Shares and/or CAT ADSs, OGS Shares and/or OGS ADSs, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

A copy of this document, which comprises Listing Particulars relating to the New CAT Shares which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act. Applications have been made to the UK Listing Authority for the New CAT Shares to be admitted to the Official List and to the London Stock Exchange for the New CAT Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute admission to official listing on a stock exchange. New CAT Shares will only be made available to OGS Shareholders pursuant to the Scheme and will not be generally made available or marketed to the public in the UK. It is expected that Admission will become effective and dealings will commence on the London Stock Exchange at 8.00 a.m. (London time) on the Effective Date which, subject to the satisfaction of certain conditions and the sanction of the Scheme by the Court, is expected to occur by 31 March 2003.

--------------------------------------------------------------------------------

                     Cambridge Antibody Technology Group plc

                       Registered in England No. 03234033

                               Listing Particulars

                         relating to the issue of up to
                 21,907,094 new ordinary shares of 10 pence each
                    in connection with the recommended merger
                    pursuant to a scheme of arrangement with

                            Oxford GlycoSciences Plc

                                  Sponsored by

                           Merrill Lynch International

--------------------------------------------------------------------------------

The New CAT Shares to be issued to OGS Shareholders under the Scheme have not been and will not be registered under the Securities Act or any US state securities laws. New CAT Shares will be issued in reliance upon the exemptions from the registration requirements of the Securities Act and any US state securities laws provided by sections 3(a)(10) and 18(b) of the Securities Act, respectively. OGS Shareholders who are or will be "affiliates" (as such term is defined in Rule 144 under the Securities Act) of OGS or CAT prior to, or of CAT after, the Effective Date will be subject to certain US transfer restrictions relating to New CAT Shares received under the Scheme. Neither the SEC nor any US state securities commission has approved or disapproved of the securities described herein or passed upon the accuracy or adequacy of this document or any accompanying document. Any representation to the contrary is a criminal offence in the United States.

In addition, no steps have been, or will be, taken to enable the New CAT Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New CAT Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the New CAT Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

Merrill Lynch International is acting for CAT and no-one else in connection with the Merger and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Merger.

Goldman Sachs International is acting for OGS and no-one else in connection with the Merger and will not be responsible to anyone other than OGS for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Merger.

Both CAT and OGS have equity securities traded on the London Stock Exchange and quoted on NASDAQ. The Panel wishes to draw the attention of those market makers and broker dealers transacting in the securities of CAT and/or OGS on NASDAQ to certain UK dealing disclosure requirements during the offer period pertaining to the Merger. The offer period (in accordance with the City Code, which is published and administered by the Panel) commenced on 23 January 2003.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include CAT Shares, CAT ADSs, instruments convertible into CAT Shares or CAT ADSs, OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the end of the offer period.

Disclosure should be made on an appropriate form by no later than 12 noon (London time) on the Business Day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service.

The Panel requests that those market makers and broker dealers advise those of their clients who wish to deal in the relevant securities of CAT or OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7382 9026, fax number +44 (0)20 7638 1554).

                   NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Merger involves an acquisition of the securities of a public limited company incorporated under the laws of England and Wales by way of the Scheme. The Merger is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial statements included in this document have been prepared in accordance with UK GAAP and these may not be comparable to the financial statements prepared in accordance with US GAAP.

Substantially all of CAT's directors and senior management are not residents of the United States and substantially all of the assets of such persons and a substantial majority of the assets of CAT and its subsidiaries are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such person or CAT or to enforce against them judgments of courts of the United States predicated upon civil liability provisions of the US federal or state securities laws.

Overseas shareholders and holders of CAT ADSs and OGS ADSs should refer to Part VI of this document, which contains important information relevant to such holders, to Part VII, which contains a description of the New CAT ADSs to be issued in the Scheme, and to paragraph 13 of Part X, which contains a description of certain UK and US tax consequences of the Scheme and holding CAT Shares and CAT ADSs. Holders of CAT ADSs and OGS ADSs are also referred to in paragraph 13 of Part I and paragraph 13 of Part III of the CAT Shareholder Circular and Scheme Document, respectively, for information on voting procedures relating to them.

                           FORWARD-LOOKING STATEMENTS

Application of the Safe Harbor of the US Private Securities Litigation Reform Act of 1995: This document contains statements about CAT or OGS that are or may be forward-looking. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

o future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;

o future performance in clinical trials of the product candidates that were developed using CAT's or OGS' technology;

o the ability of CAT or OGS and their respective collaborators to commercialise products;

o business and management strategies and the expansion and growth of CAT's or OGS' operations;

o the effects of government regulation on CAT's or OGS' businesses;

o expansion and other development trends of CAT's or OGS' current and future customers and their industries;

o acquisitions, including the timing, nature, availability, location and significance of those acquisitions;

o costs relating to the integration of the businesses of CAT and OGS; and

o cost savings from the Merger.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of CAT or OGS or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's and/or OGS' present and future business strategies and the environment in which CAT and OGS will operate in the future. Certain factors that could cause CAT's or OGS' actual results, performance or achievements to differ materially from those in the forward-looking statements are described in the 'Risk factors' in Part VIII of this document.

The expected operational cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

                               TABLE OF CONTENTS

                                                                                                             Page
Expected timetable of principal events                                                                        5

Directors, registered office, registrars and advisers                                                         6

PART I          General information                                                                           8

PART II         Financial information relating to the CAT Group                                              27

PART III(A)     Financial information relating to the OGS Group                                              52

PART III(B)     Reconciliation of OGS' financial information to conform with CAT accounting policies         86

PART III(C)     Unaudited interim results of the OGS Group for the six months ended 30 June 2002             91

PART IV         Pro forma financial information relating to the Enlarged Group                              101

PART V          Conditions to the implementation of the Scheme and the Merger                               105

PART VI         Information for overseas shareholders and holders of ADSs                                   111

PART VII        CAT American Depositary Shares                                                              113

PART VIII       Risk factors                                                                                119

PART IX         Regulatory environment                                                                      130

PART X          Additional information                                                                      139

Definitions                                                                                                 176

Glossary of Scientific Terms                                                                                182

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown in this document are London times unless otherwise stated.

Event                                                                                                                           2003
Latest time for receipt by the CAT ADS Depositary
of completed voting instruction cards from holders
of CAT ADSs                                                                             5.00 p.m. (New York time) on Tuesday 4 March

Latest time for receipt of forms of proxy for the CAT EGM                                               12.30 p.m. on Sunday 9 March

OGS Court Meeting (to approve the Scheme)                                                             10.00 a.m. on Tuesday 11 March

OGS EGM(1)                                                                                            10.15 a.m. on Tuesday 11 March

CAT EGM                                                                                               12.30 p.m. on Tuesday 11 March

OGS Court Hearing (to sanction the Scheme)                                                           10.30 a.m. on Thursday 27 March

Last day of dealings in OGS Shares and OGS ADSs(2)                                                                   Friday 28 March

Scheme Record Time(2)                                                                                   6.00 p.m. on Friday 28 March

Effective Date of the Scheme(2)                                                                                      Monday 31 March

Commencement of dealings on the London Stock
Exchange in the New CAT Shares and on
NASDAQ in New CAT ADSs(2)                                                                                            Monday 31 March

Crediting of New CAT Shares to CREST accounts(2)                                                                     Monday 31 March

Latest time for despatch of share certificates for
New CAT Shares (where applicable)(2)                                                                                  Monday 7 April

(1) To commence at the time fixed, or, if later, immediately after the conclusion or adjournment of the OGS Court Meeting.

(2) These dates are indicative only and will depend, amongst other things, on the date upon which the Court sanctions the Scheme.

             DIRECTORS, REGISTERED OFFICE, REGISTRARS AND ADVISERS

Directors                       Professor Peter Garland, Non-Executive Chairman
                                Peter Chambre, Chief Executive Officer
                                John Aston, Chief Financial Officer
                                Dr David Glover, Chief Medical Officer
                                Dr Kevin Johnson, Chief Technology Officer
                                Professor Uwe Bicker, Non-Executive Director
                                Dr James Foght, Non-Executive Director
                                Professor Sir Aaron Klug, Non-Executive Director
                                Dr Paul Nicholson, Non-Executive Director
                                Ake Stavling, Non-Executive Director
                                Dr John Stocker, Non-Executive Director

Proposed Directors              Dr David Ebsworth, Executive Director
                                Professor Rajesh Parekh, Executive Director
                                Dr James Hill, Non-Executive Director
                                Dr Peter Ringrose, Non-Executive Director

Company Secretary               Diane Mellett

Registered and Head Office      Milstein Building
                                Granta Park
                                Cambridge
                                CB1 6GH

Financial Adviser and           Merrill Lynch International
Sponsor to CAT                  Merrill Lynch Financial Centre
                                2 King Edward Street
                                London
                                EC1A 1HQ

Stockbroker to CAT              Cazenove & Co. Ltd
                                12 Tokenhouse Yard
                                London
                                EC2R 7AN

Solicitors to CAT               Mayer, Brown, Rowe & Maw LLP
                                11 Pilgrim Street
                                London
                                EC4V 6RW

Solicitors to Merrill Lynch     Linklaters
                                One Silk Street
                                London
                                EC2Y 8HQ

Registered Auditors and         Deloitte & Touche
Reporting Accountants           Leda House
to CAT                          Station Road
                                Cambridge
                                CB1 2RN

Reporting Accountants           Ernst & Young LLP
to OGS                          Apex Plaza
                                Reading
                                RG1 1YE

Registrars to CAT               Computershare Investor Services PLC
                                PO Box 82
                                The Pavilions
                                Bridgwater Road
                                Bristol
                                BS99 7NH

US Depositary to CAT            The Bank of New York
                                101 Barclay Street
                                New York, NY 10286

                                    PART I

                               GENERAL INFORMATION

1.    Introduction

On 23 January 2003, the Boards of CAT and OGS announced that they had agreed the terms of a recommended merger of CAT and OGS to create a leading European biotechnology company combining the key strengths of the two organisations.*

2.    Summary of the terms of the Merger

The Merger of CAT and OGS will be effected by way of a scheme of arrangement of OGS under section 425 of the Companies Act. Under the terms of the Merger, CAT Shareholders will retain their shares in CAT and, upon completion of the Merger, OGS Shareholders will receive:

             for each OGS Share                         0.3620 New CAT Shares

OGS ADS holders will receive New CAT ADSs on the following basis:

             for each OGS ADS                           0.3620 New CAT ADSs

Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger), the Merger values each OGS Share at 195.5 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)109.6 million. This represents a premium of 28.2 per cent. over the Closing Price on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger) of 152.5 pence per OGS Share.

Based on the volume weighted average trading price of CAT Shares in the last ten Business Days prior to the announcement of the Merger, the Merger values each OGS Share at 210.6 pence and the entire issued and to be issued share capital of OGS at approximately (pound)118.2 million. This represents a premium of 43.3 per cent. over the volume weighted average trading price of OGS Shares in the last ten Business Days prior to the date of the announcement of the Merger of 147.0 pence per OGS Share.

Based upon CAT's share price of 464.0 pence, being the Closing Price of a CAT Share on 4 February 2003 (being the last practicable date prior to the publication of this document), the Merger values each OGS Share at 168.0 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)93.9 million. This represents a premium of 10.1 per cent. over the Closing Price of 152.5 pence per OGS Share on 22 January 2003 (which was the last business day prior to the date of announcement of the Merger).

* Dr. Donald Drakeman, an OGS Director, is also the Chief Executive Officer of Medarex, Inc. a competitor of CAT, and has therefore not participated in decisions of the OGS Board relating to the Merger. Accordingly, he has abstained from the recommendations by the OGS Board to OGS Shareholders and from entering into any undertakings regarding voting in favour of the resolutions to be presented at the OGS Court Meeting and the OGS EGM which are required to implement the Merger. All references in this document to the recommendation of the OGS Board should be read accordingly.

Upon completion of the Merger, which is expected to occur in March 2003, and based on the current issued share capital of each company, CAT Shareholders will hold approximately 64.3 per cent. and OGS Shareholders will hold approximately
35.7 per cent. of the issued share capital of CAT. The name of CAT will be changed in due course as part of management's commitment to building a leading biopharmaceutical company.

The Merger is subject to the conditions set out in Part V of this document, including, amongst other things, the approval of the Merger by shareholders of both CAT and OGS, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

3.    Background to and reasons for the Merger

CAT has stated that its goal is to complete the transition to a profitable, product-based biopharmaceutical company over the next five years and to build a broad portfolio of products that will deliver rapid revenue and profit growth beyond that point through a combination of internal development and acquisition.

OGS has stated that its goals are to focus on key objectives including cost reductions and to build critical mass and strengthen its clinical pipeline through appropriate transactions.

The Merger helps both companies to achieve their stated goals by creating an enlarged entity which will significantly strengthen discovery and development capabilities and financial resources with which to build its pipeline. In particular:

o the Merger will significantly strengthen the Enlarged Group's core capabilities in R&D by combining CAT's leading human monoclonal antibody product development expertise with OGS' oncology drug discovery capabilities and potential target pool and by increasing the breadth of the discovery and pre-clinical portfolios. The Enlarged Group will also have both antibody and small molecule discovery capabilities, as well as significantly improved scale in product development resulting from the combination of each Group's strengths in pre-clinical, clinical and regulatory activities. The Enlarged Group will benefit from OGS' demonstrated ability to drive products through to approval;

o the Enlarged Group will have a stronger and broader product portfolio, with two approved products, seven additional product candidates in clinical trials and seven pre-clinical products. These are set out below:

Product/candidate      Partner            Disease                             Phase
---------------------------------------------------------------------------------------------------------
Humira(TM)             Abbott             Rheumatoid arthritis(1)             Approved in US; filed
                                                                              for approval in Europe

                                          Juvenile rheumatoid arthritis       Phase III

                                          Crohn's disease                     Phase II/III

Zavesca(TM)            Actelion/Teva      Type I Gaucher disease(2)           Approved in Europe; filed
                                                                              in Israel and an amended
                                                                              application to be filed
                                                                              in the US

CAT-152                -                  Scarring post glaucoma surgery      Phase III

CAT-192                Genzyme            Scleroderma                         Phase I/II

CAT-213                -                  Allergic disorders                  Phase I/II

J695                   Abbott/Wyeth       Rheumatoid arthritis                Phase II

                                          Crohn's disease                     Phase II

LymphoStat-BTM         HGSI               Systemic lupus erythematosus        Phase I

TRAIL-R1 mAb           HGSI               Cancer                              Phase I

OGT 923                -                  Glycolipid disorders                Phase I

GC1008                 Genzyme            Fibrotic diseases                   Pre-clinical

OGT 2378               -                  Cancer                              Pre-clinical

TRAIL-R2 mAb           HGSI               Cancer                              Pre-clinical

MDX-OGS 001            Medarex            Cancer                              Pre-clinical

Undisclosed            Wyeth              Undisclosed                         Pre-clinical

Undisclosed            HGSI               Undisclosed                         Pre-clinical

Undisclosed            Undisclosed        Undisclosed                         Pre-clinical

(1) Also in development for psoriasis, psoriatic arthropathy and ankylosing spondylitis

(2) Also in development for Niemann-Pick Type C, Late-Onset Tay Sachs and Type III Gaucher disease

The Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002.

Cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003.

* The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

4.    Management and employees

Following completion of the Merger, CAT will continue to be chaired by Professor Peter Garland. Peter Chambre and John Aston will remain Chief Executive Officer and Chief Financial Officer, respectively.

Dr David Ebsworth, currently Chief Executive Officer of OGS, will be invited to join the CAT Board as an executive director to assist in the integration process. It is the intention of both CAT and Dr Ebsworth that, after completion of that process, he will remain on the CAT Board as a non-executive director.

Dr David Glover, who will remain as Chief Medical Officer of CAT, will co-chair the portfolio review of the Enlarged Group with Professor Rajesh Parekh, currently Chief Scientific Officer of OGS. Professor Parekh will be invited to join the CAT Board as an executive director upon completion of the Merger and it is the intention of both CAT and Professor Parekh that, following the completion of the portfolio review, he will remain on the CAT Board as a non-executive director.

Dr James Hill, currently a non-executive director of OGS, will be invited to join the CAT Board as a non-executive director.

Dr Chris Moyses, currently Chief Medical Officer of OGS, and Denis Mulhall, currently Chief Financial Officer of OGS, will be invited to join the executive committee of CAT.

Dr Kevin Johnson, CAT's Chief Technology Officer, will leave the CAT Board on completion of the Merger. He will continue to lead the effort to secure independent financing for the business of patient stratification based on antibody arrays.

It is expected that two of CAT's existing non-executive directors will step down from the Board by the end of 2003.

The CAT Board confirms that the existing contractual employment rights, including pension rights, of the employees of both the CAT Group and the OGS Group will be fully safeguarded following completion of the Merger. Certain OGS Directors are entitled to compensation on termination of, or leaving, employment following the Effective Date.

Following completion of the Merger, appropriate proposals will be made to participants in the OGS Share Option Schemes pursuant to which they will be offered new options over shares in CAT in exchange for the release of existing options over shares in OGS, where practicable. Further details are contained in paragraph 10.

5.    OGS Shareholder support

CAT has received irrevocable undertakings from those OGS Directors who hold OGS Shares (other than Dr Drakeman*) representing in aggregate 273,873 OGS Shares, or approximately 0.5 per cent. of the issued share capital of OGS, under which they have agreed to vote in favour of the resolutions to implement the Merger.

CAT has also received non-binding letters of intent to vote in favour of the resolutions to implement the Merger from Invesco Asset Management Limited and Fidelity Investments International Limited, in respect of a total of 16,021,763 OGS Shares representing approximately 28.7 per cent. of the issued share capital of OGS.

* Dr. Donald Drakeman, an OGS Director, is also the Chief Executive Officer of Medarex, Inc. a competitor of CAT, and has therefore not participated in decisions of the OGS Board relating to the Merger. Accordingly, he has abstained from the recommendations by the OGS Board to OGS Shareholders and from entering into any undertakings regarding voting in favour of the resolutions to be presented at the OGS Court Meeting and the OGS EGM which are required to implement the Merger. All references in this document to the recommendation of the OGS Board should be read accordingly.

6.    Information on CAT

CAT is a UK-based biotechnology company with an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has created libraries of over 100 billion distinct phage antibodies and applies its proprietary technologies to the discovery and development of human monoclonal antibodies as new treatments for human disease.

CAT has a respected research discovery group, with five products in pre-clinical development, 15 products in discovery and a strong intellectual property position.

Humira(TM), the most advanced CAT-derived human monoclonal antibody, isolated and optimised in collaboration with Abbott Laboratories, has been approved by the FDA for marketing in the US as a treatment for rheumatoid arthritis and was filed by Abbott for approval for marketing in Europe in April 2002. Approval is expected by Abbott in the first half of 2003. Humira is now being developed by Abbott for five further indications. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.

CAT has a number of alliances in place with established pharmaceutical and biotechnology companies. Present partners include Abbott Laboratories, Amgen, Chugai, Genzyme, HGSI, Merck, Pharmacia and Wyeth Research.

There are currently seven CAT-derived human monoclonal antibody product candidates in clinical trials that have been developed using CAT's technology:

o Humira, a human anti-TNF(alpha) monoclonal antibody, was isolated and optimised in collaboration with Abbott Laboratories (which is responsible for manufacturing, clinical trials and marketing). In April 2002, Abbott filed Humira with the US Food and Drug Administration and the European Agency for the Evaluation of Medicinal Products for marketing approval for rheumatoid arthritis. In December 2002, Abbott announced that it received marketing approval for Humira from US regulators. Abbott Laboratories commenced recruitment of patients for Phase III clinical trials for juvenile rheumatoid arthritis and Crohn's disease in 2002.

o J695, a human monoclonal antibody that was developed as part of a collaboration between CAT, Abbott Laboratories and Wyeth Research, neutralises IL-12, a pro-inflammatory molecule associated with many severe autoimmune and inflammatory disorders. Abbott Laboratories and Wyeth Research are currently conducting Phase II clinical trials.

o CAT-152, a human anti-TGF(beta)2 monoclonal antibody with potential to prevent scarring in the eye at the operation site following glaucoma surgery, is in Phase III international clinical trials. CAT has commenced discussions with a number of potential partners with a view to the partner marketing and selling CAT-152.

o CAT-213, a human anti-eotaxin1 monoclonal antibody that has potential in the treatment of allergic disorders, is in Phase I/II clinical trials. Results of the allergic rhinitis challenge study have been submitted for presentation at the American Academy of Allergy, Asthma and Immunology meeting in March 2003. Patient recruitment to a Phase I/II challenge study in allergic conjunctivitis has begun.

o CAT-192, a human anti-TGF(beta)1 monoclonal antibody offering the potential to provide a specific treatment for a range of local and systemic fibrotic conditions, including scleroderma, is in Phase I/II clinical trials. CAT-192 is co-funded by CAT and Genzyme.

o LymphoStat-B(TM), a human monoclonal antibody against B-lymphocyte stimulator that has potential in the treatment of autoimmune and neoplastic disorders being developed by CAT's partner, HGSI, has entered a Phase I clinical trial to determine its safety and pharmacology in patients with systemic lupus erythematosus.

o TRAIL-R1 mAb, an agonistic human monoclonal antibody, is being evaluated as an anti-cancer treatment by CAT's partner, HGSI. HGSI has entered a Phase I clinical trial in the US on patients with advanced cancer.

Background to antibodies

o The function of antibodies

      Antibodies are part of the body's principal defence mechanism against disease-causing organisms and other foreign molecules. They are proteins made naturally by the immune system and each recognises and binds to a specific molecular structure on a target known as an antigen. The specificity of antibodies is such that they are capable of distinguishing the subtlest of molecular differences. They serve to recognise, bind to and eliminate disease-causing organisms and to neutralise toxins. Antibodies are naturally present in the blood and can survive in the circulation for extended periods in order to perform their surveillance and defence functions.

      Each individual B-cell (which is the class of human white blood cell that produces antibodies) produces a unique antibody that can be capable of recognising and binding to one type of antigen. A monoclonal antibody is derived from a single clone of cells, all molecules of which have identical target (antigen) binding sites.

      The basic structure of an antibody comprises two protein chains, designated as "heavy chain" and "light chain" because of their relative size. Each chain has a variable domain, which contains the binding site for an antigen and gives the antibody its specificity, and a constant domain, which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

      As with all proteins, antibody structure is defined largely by genes. Different antibodies are produced, in part, as a result of the random pairing of genes for the variable domains. As a result, the immune system is able to adapt and produce antibodies against virtually any antigen. When an antibody encounters an antigen to which it binds, the B-cell which produces the antibody proliferates to generate more antibodies against the target antigen.

o Antibodies as drugs

      Antibodies are an increasingly important class of drugs. Several antibody-based drugs are currently marketed including: ReoPro(R) (for use in angioplasty), Rituxan(R) (for Non-Hodgkin's Lymphoma), Synagis(R) (for prevention of Respiratory Synctical Virus infection), Herceptin(R) (for cancer) and Remicade(R) (for Rheumatoid Arthritis and Crohn's Disease).

      Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunising mice with a target antigen and isolating the mouse's B-cells that produce the antibodies that bind the antigen. Those B-cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were flawed, however, because when administered, they were recognised as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

      In an attempt to make mouse-derived monoclonal antibodies better tolerated and more effective, monoclonal antibodies were designed to be more human. Monoclonal antibodies were therefore developed composed of variable regions from mouse antibodies and constant regions from human antibodies, which are known as "chimaeric antibodies". Subsequently, mouse antibodies were converted into a human form by grafting the mouse amino acid sequences which comprise the antigen-binding regions of the antibody into a human framework. These antibodies are known as "humanised" or CDR-grafted antibodies. These techniques reduce the mouse genetic content from 100 per cent. to approximately 30 per cent. in the case of chimeric antibodies and 10 per cent. in the case of humanised antibodies. A number of chimeric and humanised monoclonal antibodies have been approved for marketing as therapeutic products. However, these antibodies still contain elements derived from mouse genes.

      CAT has developed a process to isolate quickly and effectively human monoclonal antibodies of the required specificity from CAT's libraries of antibodies. CAT's libraries are derived from antibody-producing cells from human donors and other sources of human antibody genes. This system does not require immunisation of mice or humans. Human monoclonal antibodies should reduce or remove adverse human immune response, such as that caused by "foreign" mouse protein. Companies other than CAT have developed alternative methods for obtaining human monoclonal antibodies, such as those involving the use of transgenic mice, whereby immunising those mice with antigens causes those mice to produce genetically human antibodies.

CAT platform technologies

o Antibody libraries

      CAT has created extensive human monoclonal antibody libraries for the discovery and identification of drug candidates. CAT has developed its libraries primarily using phage display technology. All antibodies share the same basic structure. They are large "Y" shaped protein molecules, comprising two chains, a "heavy" chain and a "light" chain. The tips of the forked region, which come into contact with the antigen, are highly variable in structure, enabling the antibody to be specific for a particular antigen. The "backbone" of the molecule is reasonably consistent between different antibodies and has an important role in activating the next steps in the body's process to neutralise or eliminate the foreign molecule or pathogen. CAT's libraries are derived from the combination of human "heavy chain" and "light chain" genes, which encode the antigen binding parts (variable domain) of the antibody.

      Phage display is the process by which a phage is made to display human antibody proteins on its surface. A phage, which is a bacterial virus that is harmless to humans, can be engineered, when combined with human antibody genes, to display functional antibody proteins - in this case fragments of human antibodies capable of specifically recognising and binding to an antigen. Genes from the human antibody libraries are inserted into a population of phage. Each phage carries the genes for an antibody and thus displays that antibody protein on its surface. These genes can be recovered and made available for use in the onward development and potential manufacture of antibody products.

      A large and diverse antibody library has a greater chance of containing high quality antibodies that will bind to any given target molecule. Each of CAT's phage antibodies contains a combination of human antibody genes, giving each one its specificity. CAT has engineered combinations of these to produce libraries that currently incorporates around 100 billion distinct antibodies allowing it to isolate antibodies to potential disease targets rapidly and efficiently.

      CAT's antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 400 copies of the libraries. When testing the libraries against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody libraries. The antibody libraries are so large that in a typical case many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. All of CAT's libraries can be screened against a target molecule (antigen) in less than a week. CAT believes than no other antibody isolation technology can match the speed and capacity of this approach.

      As the phage antibody contains the genes that code for the antibody protein, the genes are available for use in the onward development and potential manufacture of human monoclonal antibody therapeutic products.

      CAT believes that it has strengthened its position in antibody display technology through its July 1998 acquisition of Aptein, giving CAT key patents in the field of ribosome display. Ribosome display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within living organisms, to display functional antibody proteins in a laboratory environment. Using ribosome display technology, the need for phage particles and bacteria to generate antibodies as described above is not necessary. Since its acquisition of Aptein, CAT has continued to refine the ribosome display technology platform. Together with CAT's phage display technology, this new technology has the potential to enhance significantly CAT's capabilities and its leading position in combinatorial antibody libraries through the creation of even larger antibody libraries offering greater efficiency in the development of antibody therapeutics.

o Advantages of CAT's technology

      CAT believes that its platform technology has a number of advantages over alternative techniques for obtaining antibodies.

      CAT's platform technology:

            o avoids the need for immunisation in animals, which is lengthy; and

            o enables the rapid identification and isolation of antibodies, usually within days.

      CAT's platform technology enables the isolation of:

            o antibodies to a large number of target antigens simultaneously and cost effectively;

            o a broad spectrum of antibodies to each target antigen;

            o antibodies to a diverse range of target antigens directly (including naturally occurring proteins that the immune system would not normally respond to);

            o antibodies of completely human origin, reducing the likelihood of an adverse immunological response; and

            o antibodies which can be further engineered, if required, to optimise potential utility as the basis for a human therapeutic product.

      CAT's technology processes can be automated in many areas which allows CAT to screen potential antibody drug candidates rapidly and efficiently.

o Commercialisation and collaborations

      A key element of CAT's strategy is to exploit its technology platforms in collaboration with other companies. CAT has been successful in attracting collaborators and continues to seek further collaborations.

      CAT's own product development activity focuses on the "value-adding" stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long-term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of: (a) the expiration of the last of CAT's patents upon which the product is based; or (b) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a collaborator, it can expect to receive a higher share of the revenues derived from the product.

Research stage antibodies

o Pre-clinical development programmes:

      There are currently five CAT-derived human monoclonal antibodies in pre-clinical development, both at CAT and at CAT's collaborators, including:

            o The GC1000 series which are human monoclonal antibodies against TGF(beta) are being jointly developed by CAT and Genzyme for non-ophthalmic indications. Several candidates with differing specificities and potencies have been identified and assessments of the potential medical and commercial opportunities they present are currently being evaluated. Pre-clinical studies of GC 1008 have commenced. There is considerable interest in the role played by TGF(beta) in tissue repair, with overproduction of TGF(beta) inducing the deposition of excess extracellular matrix, the hallmark of tissue fibrosis and scar tissue. The development of fibrosis in internal organs can give rise to conditions such as pulmonary fibrosis, liver cirrhosis and diabetic nephropathy where progressive fibrosis leads to organ dysfunction and ultimately organ failure. Together, CAT and Genzyme believe they have a significant lead over other competitive approaches in the development of new treatments for this major area of medical need that CAT and Genzyme believe is poorly served by existing medicines.

            o TRAIL-R2 mAb is the third human monoclonal antibody to come from CAT's collaboration with HGSI and the second CAT-derived human monoclonal antibody candidate directed to a cell-surface receptor protein rather than a soluble cytokine. Early pre-clinical data presented at the AACR meeting in April 2002 showed that TRAIL-R2 mAb has anti-cancer activity. HGSI hopes to file an IND application for TRAIL-R2 mAb in the first half of 2003. In May 2002, HGSI exercised an option for an exclusive licence to TRAIL-R2 mAb and in September 2002, CAT granted HGSI an exclusive licence to an antibody to an undisclosed target, the fourth human monoclonal antibody to come from CAT's collaboration with HGSI.

            o In June 2002, CAT granted Wyeth Research an exclusive product licence to a human antibody identified by CAT against a disease target supplied by Wyeth.

o Discovery stage antibody programmes

      CAT is currently working on 15 drug discovery projects. Of these, CAT funds or co-funds around one-third; the remaining projects are collaborator funded. The active programmes include Anti-IL-18R (with Amgen), a programme with Elan and one proprietary programme at a late-stage of drug discovery. CAT believes that up to five of these antibodies may enter pre-clinical studies in 2003.

      Drug discovery programmes are also underway at those CAT partners who have licensed CAT's libraries for their own use, enabling CAT to broaden the application of its technologies for the creation of antibody therapeutic candidates. Five exclusive product licences have been granted in total since January 2002 - three to HGSI, one to Amgen and one to Wyeth Research. CAT received licence fees and will also receive clinical development milestone payments and royalties on any sales from the licenced drug candidates commercialised by these partners.

      Recent collaborations include:

      Date                                    Arrangement

      October 2001        CAT entered into a collaboration and licence agreement
                          with Merck for the research and development of products specific for a key target involved in disease mediated by HIV.

      December 2001       CAT entered into a co-development collaboration with
                          Amrad to develop human monoclonal antibodies against the receptor for granulocyte-macrophage colony stimulating factor as a potential therapeutic for rheumatoid arthritis, with CAT and Amrad jointly funding development up to completion of Phase II trials. After this, CAT will have responsibility for further trials and commercialisation. Amrad, however, retains an option to receive milestone and royalty payments or participate jointly in development and commercialisation.

      January 2002        Amgen exercised an exclusive licence option to develop
                          and commercialise human monoclonal antibodies raised to an undisclosed disease target. CAT received a licence fee and will obtain milestone and royalty payments on any therapeutics commercialised by Amgen.

      August 2002         CAT expanded its existing relationship with Xerion
                          Pharmaceuticals into a research collaboration to evaluate a cell surface protein involved in allergic reactions. CAT and Xerion will jointly own any intellectual property generated by the collaboration.

      September 2002      CAT signed a research agreement with Chugai, one of
                          Japan's leading pharmaceutical companies, to license
                          CAT's libraries for discovery and development of potential human antibody therapeutics.

      October 2002        CAT entered into a second agreement granting Merck a
                          licence to CAT's libraries used to support and promote discovery research and development across a broad range of therapeutic areas.

Intellectual property and significant licence agreements

o Key Patents

      CAT has a patent portfolio of approximately 30 patent families comprising over 300 patents. CAT has three key patent families: (i) Winter II and Winter/Lerner/Huse, which covers production of expression libraries of antibody genes; (ii) McCafferty, which protects CAT's phage display method used to obtain specific antibodies from these libraries; and (iii) Griffiths, which covers human antibodies specific for human "self" antigens isolated from CAT's libraries.

      Winter II covers CAT's processes for generating the collections of antibody genes that comprise CAT's libraries. Patents from the Winter II family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. The Winter II patent is co-owned by MRC, Scripps and Stratagene. Pursuant to CAT's agreements with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their pre-existing licensees.

      The Winter II patent was upheld by the opposition divisions within the European Patent Office (the "Opposition Division") set up by Article 15(d) of the Convention on the Grant of European Patents (European Patent Convention) 1973, as amended. After this decision both CAT and MorphoSys appealed against a modification of one claim of the Winter II patent that was requested by the Opposition Division. A hearing date for these appeals was set for 14 February 2003. A request for postponement of the appeal hearing has been made by CAT following MorphoSys' agreement to withdraw their appeal, details of which are summarised at paragraph 12(a)(i) of
      Part X of these Listing Particulars.

      McCafferty covers CAT's phage display and target screening technology. Patents from the McCafferty family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. These patents are co-owned by CAT and MRC. CAT may use the related technology to develop and commercialize products under the terms of the MRC licence agreement.

      The parent McCafferty patent was upheld by the Opposition Division. After this decision BioInvent and MorphoSys lodged appeals against the Opposition Division's decision to maintain the main claims. CAT has also appealed requesting reinstatement of some minor dependent claims. MorphoSys has agreed to withdraw its appeal under its recent settlement agreement with CAT, details of which are summarised at paragraph 12(a)(i) of Part X of these Listing Particulars.

      A further patent in the McCafferty family was granted in Europe in January 2002 with claims covering a filamentous phage particle containing a phagemid genome and displaying a Fab or scFv on its surface. This patent was opposed by Dyax, MorphoSys, Crucell and BioInvent. MorphoSys and Crucell have agreed to withdraw their oppositions under recent agreements, details of which are summarised at paragraph 12(a)(i) and paragraph 12(a)(ii) of Part X of these Listing Particulars respectively.

      Griffiths covers the use of phage display technology to isolate human "anti-self" antibodies that bind to molecules found in the human body. Patents have been granted in the United States and Australia. CAT has patent applications pending in Canada, Europe and Japan. This patent is co-owned by CAT and MRC. CAT may use the related technologies and develop and commercialize products under the terms of the MRC licence agreement.

      As referred to above, CAT has recently settled all patent disputes with MorphoSys including litigation in the US regarding the Griffiths, McCafferty, Winter II and Winter/Huse/Lerner patents as well as oppositions launched by MorphoSys at the European Patent Office against the Winter II and McCafferty patents. Details of this settlement agreement are set out at paragraph 12(a)(i) of Part X of these Listing Particulars.

      In addition, as referred to above, CAT has settled all patent disputes with Crucell, including litigation in the Netherlands as well as the opposition launched by Crucell at the European Patent Office against one of the McCafferty patents. Details of this settlement agreement are set out at paragraph 12(a)(ii) of Part X of these Listing Particulars.

      During the 2002 financial year, CAT's previously granted European patents on anti-TGF(beta)1 antibodies (covering CAT-192) and anti-CEA antibodies were not opposed in the Opposition Division.

      In April 2002, CAT was granted a UK patent in relation to CAT-213 and other anti-eotaxin antibodies.

      In connection with its acquisition of Aptein in the 1998 financial year, CAT acquired patents covering ribosome display technology, under which human monoclonal antibody fragments can be displayed in a laboratory environment without the use of a phage. Patents have been granted in Europe, the United States, South Korea and Australia. Patent applications are pending in Canada and Japan.

o Other Intellectual Property

      In addition to patents, CAT relies on trade secrets and proprietary know-how. CAT seeks protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for CAT's technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties to these agreements may breach them. Also, CAT's trade secrets may otherwise become known to, or be independently developed by, its competitors.

      CAT has a policy of defending its patents forcefully. CAT may also face claims from third parties that it infringes patents.

o Significant licence agreements

      CAT initially developed its platform technology in cooperation with MRC. CAT's rights in respect of this technology are governed by a licence agreement of 7 January 1997 with MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage display libraries. The agreement grants CAT exclusive rights, subject to certain rights retained by MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including the rights:

      o to identify, develop, manufacture and commercially exploit antibodies for human use;

      o to provide antibody isolation services on behalf of customers; and

      o to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

      CAT pays MRC royalties of 3 per cent. of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT's sub-licensees sell such products, CAT is obligated to pay MRC between 1 per cent. and 2.3 per cent. of the net invoice price, calculated in accordance with a specified formula. CAT will be required to pay a royalty to MRC in connection with Abbott's sales of Humira. The royalty obligations of CAT may be reduced under certain circumstances. CAT's licence with MRC includes the Winter II, McCafferty and Griffths patent families discussed above under "Key Patents".

      Under agreements entered into in 1997, CAT also has a non-exclusive licence from Dyax for rights under certain of its Ladner phage display patents and CAT has granted certain limited rights to Dyax under antibody phage display patents controlled by CAT. In addition, CAT and Dyax have recently entered into a revised agreement dated 3 January 2003 under which the parties agreed to increase access and freedom to each other's phage display patents. Under the terms of the revised agreement, CAT granted Dyax worldwide non-exclusive licences for research and certain other purposes under certain of the antibody phage display patent controlled by CAT.

      Dyax also has been granted certain options under the revised agreement to take up licences (together with a right to sub-license those licences) to develop therapeutic and diagnostic antibody products using patent rights controlled by CAT. In return, CAT will receive milestone payments and royalties on antibody products which are advanced into clinical trials by Dyax and Dyax's customers. CAThas also been granted the option to co-fund and co-develop with Dyax antibodies discovered by Dyax, as well as the right to share in Dyax's revenues from certain other applications of antibody phage display.

      In addition, under the revised agreement, CAT's obligations to pay royalties under the previous arrangements with Dyax for rights in respect of Dyax's Ladner patents used in relation to the development of antibody products by CAT have been terminated, save in relation to Humira. Under the revised agreement, CAT has been granted an option to buy out, under a predetermined schedule, any obligation to pay royalties by CAT to Dyax in respect of Humira.

      CAT has licensed intellectual property relating to the use of certain inhibitors of TGF(beta) (for prevention of fibrosis) from the Burnham Institute and Integra Life Sciences Corporation ("Burnham and Integra"). CAT's licence is exclusive, royalty bearing and worldwide and allows CAT to make, use and sell certain products that incorporate the intellectual property; it also provides for CAT to pay to Burnham and Integra a proportion of any up front, milestone or similar payments received in relation to the intellectual property. The use of CAT-152 and CAT-192 for the prevention and treatment of fibrosis fall within the terms of this licence from Burnham and Integra.

o Termination of Royalty Agreement with DRC

       CAT terminated its Royalty Agreement with DRC on 30 April 2002. Details of this termination are set out at paragraph 11(a)(iii) of Part X of these Listing Particulars.

o Fund raising

      CAT completed its initial public offering and listing on the London Stock Exchange in March 1997, raising (pound)41 million. In April 2000, CAT raised (pound)93 million in a secondary offering. In June 2001, CAT's ADSs commenced trading on NASDAQ.

o     Financial information

      For the year ended 30 September 2002, CAT reported a loss before taxation of (pound)31.8 million on turnover of approximately (pound)9.5 million. CAT had net assets as at that date of approximately (pound)135.8 million, with net cash and liquid resources of approximately (pound)129.8 million. Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger). CAT's market capitalisation was approximately (pound)196.3 million.

7.    Information on OGS

OGS is a research and product development company with three distinct business units - Inherited Storage Disorders (or ISD), proteomics and oncology.

Inherited Storage Disorders

OGS was originally founded around a core glycobiology platform and has become a leader in the field of human glycobiology. Glycobiology is the study of the structure and functions of carbohydrates, the processes by which carbohydrates are formed and destroyed in the human body, and the biological processes in which they participate.

Under the ISD business unit, there are currently two OGS-derived product candidates in clinical trials:

o Miglustat, a small molecule drug, which is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in glycosphingolipid (GSL) biosynthesis, was exclusively licensed from G.D. Searle for use in the treatment of glycolipid disorders under G.D. Searle's glycolipid storage patents. The trade name for the capsule formulation of miglustat is Zavesca(TM). In July 2001, OGS filed Zavesca with the European Agency for the Evaluation of Medicinal Products for marketing approval for Type I Gaucher disease. In November 2002, OGS received Marketing Authorisation from the European Commission for Zavesca for the treatment of patients with mild to moderate Type I Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS has submitted documentation to transfer the Zavesca Marketing Authorisation to Actelion, OGS' worldwide marketing partner (with the exception of Israel). European launch is expected in March 2003. In January 2003, an application for marketing approval for Zavesca was submitted in Israel, by OGS' Israeli marketing partner, Teva. Following submission for marketing approval in the US in 2001 OGS received a non-approval letter; OGS has announced its intention to file an amendment to the NDA in the first quarter of 2003. Zavesca is also undergoing further clinical investigations in other glycosphineal storage disorders, including Late-Onset Tay Sachs, Niemann-Pick Type C and Type III Gaucher disease.

o OGT 923, a new chemical entity, which is a galactose analog of miglustat, has shown activity as an inhibitor of glucosylceramide synthase and efficacy in pre-clinical models of Sandhoff and Niemann-Pick Type C disease. OGT 923 entered Phase I clinical studies in November 2002. As with miglustat, OGT 923 is covered by the exclusive licence with G.D. Searle.


Proteomics

Proteomics is the comprehensive study of proteins expressed in cells, tissue and body fluids. Each of the cell types in the human body has a different complement of proteins, and the pattern of proteins varies according to biological need and external influences. Proteins constitute major targets for drug discovery and provide the key to defining new molecular markers for disease.

The primary uses of OGS' proteomics and genomics technologies are the discovery of proteins and genes that are associated with diseases and the determination of which of its discoveries will be useful as novel targets for drug development or as bio-markers of disease.

OGS believes that its proteomics technology has the following key advantages:

o High reproducibility. This characteristic is achieved by a combination of a high degree of automation, stability in the gel process and proprietary protein separation and display technologies.

o High sensitivity. OGS is able to identify extremely small quantities and variations of proteins by using highly sensitive fluorescence imaging techniques.

o Greater linear dynamic range. The use of the highly sensitive fluorescence imaging techniques gives OGS the ability to quantify the amount of individual proteins from very small to very large amounts.

o High throughput. By automating and standardising its handling and processing of samples, separation media, proteins and fragments for advanced mass spectral analysis, OGS has developed the capacity to perform proteomics on an industrial scale.

o High level of integration. Efficient integration of the overall process is based on OGS' bio-informatics architecture.

OGS has several proteomics collaborations with partners including Bayer, GSK, Pfizer, Pioneer Hi-Bred/DuPont and Wyeth. In addition it has a joint venture company, Confirmant, to develop the protein atlas of the human genome. OGS receives royalties for licensing its intellectual property in proteomics.

Oncology

In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex and BioInvent and a drug discovery alliance with NeoGenesis. OGS currently has five discovery projects in oncology.

Under its alliance with Medarex, OGS and Medarex are co-developing MDX/OGS-001, a heparanase 1 antibody, which is currently in pre-clinical development.

OGS' stated goals

OGS has stated its goals are to focus on key objectives, including cost reductions and to build critical mass and strengthen the clinical pipeline through appropriate transactions.

Fund-raising

OGS completed its initial public offering and listing on the London Stock Exchange in April 1998, raising approximately (pound)27.8 million. In March 2000, OGS raised approximately (pound)32.9 million and, in December 2000 raised a further (pound)157.4 million in secondary offerings. In December 2000, the OGS ADSs commenced trading on NASDAQ.

Financial information

For the year ended 31 December 2001, the OGS Group reported a loss before taxation of (pound)28.2 million on turnover of approximately (pound)13.4 million. The OGS Group had net assets as at that date of approximately (pound)194.6 million, with net cash of approximately (pound)176.6 million. On the basis of the Closing Price of an OGS Share on 22 January 2003 (the last Business Day prior to the date of the announcement of the Merger), OGS' market capitalisation was approximately (pound)85.0 million.

8.    Current trading of CAT and OGS and prospects for the Enlarged Group

CAT's current trading

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into prior to the 2003 financial year are expected to be in the range of (pound)3 million to (pound)4 million for the 2003 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements including extensions to existing arrangements. Cash receipts from collaborators and licensees in the 2003 financial year are expected to be at least comparable to the 2002 financial year.

On 31 December 2002, Abbott Laboratories announced that it had received FDA approval to market Humira for the treatment of rheumatoid arthritis in the US. This approval was received earlier than had been expected and Abbott has stated that it began supplying Humira to pharmacies throughout the US in January 2003. The European Agency for the Evaluation of Medicinal Products (or "EMEA") accepted Abbott's submission for Humira for the treatment of rheumatoid arthritis in April 2002, and approval is expected by Abbott in mid-2003. Humira was developed in a collaboration between Abbott and CAT, under which CAT will receive milestone payments based upon approval in the US and Europe and royalties based on Humira sales.

Significant increases in operating costs are expected during the current financial year as compared with the 2002 financial year. This reflects, in particular, an increase in spending on clinical trials on CAT's pipeline of product candidates.

In December 2002, CAT settled patent disputes with MorphoSys and Crucell and announced a cross-licensing arrangement with Xoma. In January 2003, CAT announced an expanded licence agreement with Dyax, as referred to in paragraph 6 of this Part I of these Listing Particulars.

As at 31 December 2002, CAT had net cash and liquid resources of approximately (pound)123.7 million, representing 340.2 pence per CAT ordinary share in issue.

OGS' current trading

In September 2002, OGS announced a reorganisation of its operations and a cost reduction programme. In light of the delays in the approval of Zavesca in the US, the Bridgewater, New Jersey facility was closed. OGS also carried out a review of its UK operations which resulted in redundancies, restructuring and the streamlining of some existing alliances. As from 1 January 2003, OGS has been reorganised into three separate business units; ISD, proteomics and oncology, with the intention of increasing transparency, responsibility and accountability.

In November 2002, OGS announced that the European Commission had granted marketing authorisation for Zavesca, an oral treatment for patients with mild to moderate Type I Gaucher disease for whom enzyme replacement therapy is unsuitable. The existing European marketing agreement with Actelion for Zavesca was also extended to cover the rest of the world, excluding Israel. Zavesca is expected to be launched in Europe in March 2003. In January 2003, Zavesca was filed for approval in Israel by Teva, which has rights to the drug in Israel. Following recent discussions with the FDA, OGS and Actelion intend to submit an amendment to the New Drug Application for Zavesca in the first quarter of 2003. In addition to the US, Actelion intends to file for registration of Zavesca in Japan and will evaluate opportunities in other territories, as appropriate.

OGS has also commenced a Phase I study with OGT 923, bringing a second iminosugar into clinical development for glycosphingolipid storage disorders.

As at 31 December 2002, the OGS Group had net cash of approximately (pound)136.4 million, representing 244.8 pence per OGS ordinary share in issue.

Prospects for the Enlarged Group

As detailed in the above section, Abbott Laboratories received FDA approval on 31 December 2002 to market Humira for the treatment of rheumatoid arthritis in the US, and in November 2002 OGS announced that the European Commission had granted marketing authorisation for Zavesca.

Cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003. One-off costs relating to the integration of CAT and OGS are expected to be up to (pound)6 million. Management intends to continue OGS' strategy of maintaining discrete business units in respect of proteomics and ISD.

The Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002.

The Merger helps both companies to achieve their stated goals by creating an enlarged entity with significantly strengthened discovery and development capabilities and financial resources with which to build its pipeline. The directors are confident of the prospects for the Enlarged Group.

* The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

9.    Further details of the Merger

9.1 The Merger is to be implemented by way of a scheme of arrangement to be effected by OGS under section 425 of the Companies Act and is subject to the conditions set out in Part V of this document, including, amongst other things, the approval of the Merger by both CAT Shareholders and OGS Shareholders, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

      It is proposed that, under the Scheme, OGS Shareholders who are on the register of OGS and holders of OGS ADSs at the Scheme Record Time will receive
0.3620 New CAT Shares for each OGS Share and 0.3620 New CAT ADSs for each OGS
ADS.

      Fractional entitlements to New CAT Shares will be aggregated and sold in the market with the net proceeds distributed pro rata to OGS Shareholders entitled thereto. Fractional entitlements to New CAT ADSs will not be distributed. Fractional entitlements will be aggregated and sold in the market and the net proceeds will be distributed pro rata to the former OGS ADS holders entitled thereto. CAT Shareholders will retain their shares in CAT. The New CAT Shares and New CAT ADSs to be issued to OGS Shareholders and holders of OGS ADSs pursuant to the Merger will be issued credited as fully paid and will rank pari passu in all respects with the Existing CAT Shares and existing CAT ADSs, including the right to receive all dividends, distributions and other entitlements declared, made or paid by CAT on such shares on or after the date of the announcement of the Merger.

      The Scheme will require approval by OGS Shareholders at the OGS Court Meeting, the OGS EGM, and the sanction of the Court at the OGSCourt Hearing. The approval required at the OGS Court Meeting is a majority in number of the shareholders who vote at the meeting representing 75 per cent. of the shares voted at the meeting. The Scheme also requires the sanction of the Court and approval separately by a special resolution of the OGS Shareholders to be proposed at the OGS EGM. In addition, the Merger requires the approval by CAT Shareholders at the CAT EGM.

      On the Effective Date, the Scheme will be binding on all OGS Shareholders (including holders of OGS ADSs), including any such holders who did not vote to approve the Scheme or who voted against the Scheme. OGS will become a wholly-owned subsidiary of CAT.

      The Scheme can only become effective if all the conditions to the Merger have been satisfied or, where relevant, waived, including receipt of all shareholder approvals, relevant regulatory consents and sanction by the Court. The Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales by OGS of a copy of the Order and registration of the Order, which, subject to the sanction of the Scheme by the Court, is expected to take place by 31 March 2003. Further details of the conditions to implementation of the Scheme and the Merger are set out in Part V of this document and of the relevant shareholder approvals are set out below.

9.2 OGS Shareholder approvals

      The Merger is subject to the approval of OGS Shareholders at the OGS Court Meeting and at the OGS EGM, both of which will be held on 11 March 2003. The OGS Court Meeting is being held at the direction of the Court to seek the approval of OGS Shareholders to the Scheme as explained below. The OGS EGM is being convened for the purposes also explained below.

      Holders of OGS ADSs will not be entitled to vote at either the OGS Court Meeting or the OGS EGM. Holders of OGS ADSs are referred to paragraph 13 of Part III of the Scheme Document for information on voting procedures relating to them.

      9.2.1 OGS Court Meeting

            At the OGS Court Meeting, voting will be by poll and not on a show of hands and each OGS Shareholder who is present in person or by proxy will be entitled to one vote for each OGS Share held. The approval required at the OGS Court Meeting is that those voting to approve the Scheme should:

            (a) represent a simple majority in number of those OGS Shareholders present and voting in person or by proxy; and

            (b) also represent three-fourths in value of the OGS Shares held by those OGS Shareholders present and voting in person or by proxy.

      9.2.2 OGS EGM

            The OGS EGM has been convened to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast):

            (a) to approve the Scheme and to authorise the OGS Directors to take such action as they consider necessary or appropriate to carry the Scheme into effect;

            (b) to approve the cancellation of the OGS Shares and the subsequent issue of new OGS Shares of 5 pence each to CAT (and/or its nominee(s)) in accordance with the Scheme (on the basis set out in the first paragraph of paragraph 2 "Summary of the terms of the Merger" above); and

            (c) to amend the OGS Articles in the manner described below.

      9.2.3 Amendments to the OGS Articles

            A special resolution to be proposed at the OGS EGM includes proposals to amend the OGS Articles to ensure that: (a) any OGS Shares issued under the OGS Share Option Schemes or otherwise between the Voting Record Time and 6.00 p.m. on the last Business Day before the Hearing Date will be subject to the Scheme; (b) no OGS Shares will be issued between 6.00 p.m. on the last Business Day before the Hearing Date and the time the Scheme becomes effective; and (c) any shares in OGS issued to any person (other than to CAT and/or its nominee(s)) after the Effective Date will be automatically exchanged for New CAT Shares on the same terms as under the Scheme. These amendments are designed to avoid any person (other than CAT) being left with shares in OGS after dealings in OGS Shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Effective Date).

      9.2.4 CAT EGM

            The Merger is also conditional upon the passing by CAT Shareholders of ordinary resolutions to be proposed at the CAT EGM to be held at 12.30 p.m. on 11 March 2003 to approve, amongst other things, the Merger (as required by the Listing Rules), an increase in the share capital of CAT and the issue of the New CAT Shares in connection with the Merger.

            CAT has received irrevocable undertakings from the CAT Directors in respect of, in aggregate, 192,155 CAT Shares in which they are interested (amounting to 0.5 per cent. of the issued share capital of CAT) to vote in favour of such resolutions.

            Holders of CAT ADSs will not be entitled to vote at the CAT EGM. Holders of CAT ADSs are referred to paragraph 13 of Part I of the CAT Shareholder Circular for information on voting procedures relating to them.

      9.2.5 Court Hearing

            At the OGS Court Hearing (scheduled for 27 March 2003), the Court will hear the petition to sanction the Scheme. All OGS Shareholders are entitled to attend the Court Hearing in person or to be represented by counsel to support or oppose the sanctioning of the Scheme.

            The Merger will become effective upon the delivery by OGS to the Registrar of Companies in England and Wales of a copy of the Order sanctioning the Scheme and confirming the reduction of capital involved therein. Subject to the requisite approvals to the Merger being obtained from OGS Shareholders and CAT Shareholders, the conditions not being breached or unfulfilled, the necessary regulatory approvals being obtained and the sanction of the Court, implementation of the Merger is expected to occur by 31 March 2003.

            Unless the Scheme becomes effective by no later than 30 April 2003, or such later date, if any, as OGS and CAT may agree, and the Court may allow, the Scheme will not become effective and the Merger will not proceed.

10.   OGS Share Option Scheme(s)

Any holders of options granted under the OGS Share Option Schemes who exercise their options and are issued OGS Shares as a result prior to the Scheme Record Time will participate in the Scheme on the same basis as other OGS Shareholders on the register of OGS at that time.

As a result of the Merger, options granted under the OGS Share Option Schemes will become exercisable (if not already exercisable) after the Scheme is sanctioned by the Court. If not exercised, the options will eventually lapse. Any shares in OGS issued after the Effective Date upon exercise of options will automatically be exchanged for new shares in CAT on the same terms as under the Scheme subject to the proposed changes to the articles of association of OGS to be proposed at the OGS EGM.

As an alternative, it is proposed that CAT will also offer OGS option holders equivalent options over shares in CAT in exchange for the release of their existing options ("Rollover Options"). The aggregate value of shares under option (determined by reference to the exchange ratio applicable to the Merger) and the total exercise price for each option will be the same for the original options and the Rollover Options. Any vesting or performance conditions attaching to the original options would be replicated in the Rollover Options (with appropriate credit given for vesting or performance prior to the date of the Merger), save for Rollover Options granted under the approved part of the Executive Scheme, where the rules of that scheme specify that the performance conditions will be treated as met. The Rollover Options will not become exercisable or lapse as a consequence of the Merger.

For option holders resident in the US, the offer of Rollover Options will only be made to "accredited investors" (as such term is defined in Rule 501 under the Securities Act) in a transaction that is exempt from the registration requirements of the Securities Act. Shares in CAT issuable upon exercise of such Rollover Options may not be sold without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 144 under the Securities Act, or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the Securities Act).

OGS option holders in the US should consult their own legal advisors with respect to the legal consequences of the Scheme in their particular circumstances.

Rollover Options granted in respect of OGS options granted under the 1994 Scheme will provide that redundant leavers are allowed one year from leaving in which to exercise their options (rather than six months as specified in that scheme). Additionally, for other leavers under that scheme, exercise of options will be permitted at the discretion of the directors for a period not exceeding one year after leaving (rather than the options lapsing automatically, as specified in the scheme) and CAT has confirmed that it will exercise its discretion in favour of G. Kirk Raab and Professor Raymond Dwek after they leave the Group, if the options have not previously been exercised. These measures broadly conform the leaver provisions with those applicable to options granted under the Executive Scheme.

11.   Risk factors

The attention of OGS Shareholders and CAT Shareholders is drawn to the information set out in Part VIII of this document.

12.   Overseas shareholders and holders of ADSs

Overseas shareholders and holders of CAT ADSs and OGS ADSs should refer to Part VI of this document, which contains important information relevant to such holders; to Part VII of this document, which contains a description of the New CAT ADSs to be issued in the Scheme; and to paragraph 13 of Part X of this document, which contains a description of certain UK and US tax consequences of the Scheme and of holding CAT Shares and CAT ADSs.

13.   Settlement, listing and dealings

Application has been made to the UK Listing Authority, for the New CAT Shares to be admitted to the Official List and to the London Stock Exchange, for the New CAT Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings, for normal settlement, will commence on the Effective Date. CAT will seek to have the New CAT ADSs quoted on NASDAQ commencing on the Effective Date.

The London Stock Exchange and the UK Listing Authority will also be requested to cancel the trading in OGS Shares on the London Stock Exchange's market for listed securities and the listing of the OGS Shares on the Official List with effect from the close of business on the dealing day immediately prior to the Effective Date. The last day of dealings in OGS Shares will, therefore, be the last dealing day before the Effective Date.

No transfers of OGS Shares (other than transfers to any member or members of the CAT Group) will be registered after the Scheme Record Time. On the Effective Date, share certificates in respect of OGS Shares will cease to be valid and should, if so requested by CAT or as its agents may direct, be sent to CAT for cancellation. An application to cancel the quotation of the OGS ADSs on NASDAQ and a filing with the SEC to de-register OGS' ADSs will be made shortly after the Effective Date.

Subject to the Scheme becoming effective (and except as provided in Part V of the Scheme Document in relation to certain overseas OGS Shareholders), the issue of the New CAT Shares to which any OGS Shareholders are entitled as consideration under the Scheme will be effected in the following manner:

13.1 OGS Shares in uncertificated form (CREST)

      Where, at the Scheme Record Time, an OGS Shareholder holds OGS Shares in uncertificated form, the New CAT Shares to which such OGS Shareholder becomes entitled will be issued to such person in uncertificated form through CREST. CAT will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such OGS Shareholder with such person's entitlement to New CAT Shares at the commencement of dealings in the New CAT Shares.

      CAT reserves the right to issue New CAT Shares in certificated form in the manner referred to in paragraph 13.2 below if, for any reason outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this paragraph 13.1.

13.2 OGS Shares in certificated form

      Where, at the Scheme Record Time, an OGS Shareholder holds OGS Shares in certificated form, the New CAT Shares to which such OGS Shareholder is entitled will be issued in certificated form. Definitive certificates for New CAT Shares will be despatched by first-class post to the address appearing in the register of members of OGS as at the Scheme Record Time immediately prior to despatch or, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holders or in accordance with any special instructions regarding communications. Definitive certificates and cheques in respect of fractional entitlements will be despatched within 14 days following the Effective Date.

      Temporary documents of title will not be issued pending the despatch by post of new definitive share certificates. Holders wishing to register transfers of the New CAT Shares prior to the issue of the new share certificates will be required to produce their existing certificates for OGS Shares to the CAT Registrar. On the issue of definitive share certificates for the New CAT Shares, the certificates for the existing OGS Shares will cease to be valid. Every holder of OGS Shares who has not already produced his or her existing certificate(s) to the CAT Registrar will be bound on the request of OGS to deliver up to OGS, or to any person appointed by OGS, the existing certificate(s) for cancellation. Existing CAT share certificates will continue to be valid.

13.3 OGS ADSs

      Upon the Effective Date: (i) the OGS Shares underlying each OGS ADS will be cancelled and New CAT Shares will be issued to the OGS ADS Depositary based on the exchange ratio of 0.3620 New CAT Shares for each OGS Share; (ii) the OGS ADS Deposit Agreement will be amended to be identical to the CAT ADS Deposit Agreement and the OGS ADS facility will become part of the CAT ADS facility; and
(iii) each holder of OGS ADSs will be required to exchange their OGS ADSs for CAT ADSs based on the exchange ratio of 0.3620 New CAT ADSs for each OGS ADS.

      Following the Effective Date, The Bank of New York, as depositary for the OGS and CAT ADS facilities, will mail a notice to registered holders of OGS ADSs regarding the mechanics of the exchange of their existing OGS ADSs for New CAT ADSs. Registered holders will need to follow the instructions set out in the notice. If you hold your OGS ADSs through a broker, financial institution or other nominee or otherwise, you must rely on the procedures of your broker, financial institution, or other nominee.

13.4 General

      All documents and remittances sent to OGS Shareholders (or in accordance with their directions) will be despatched at their own risk.

      All mandates, instructions and other instruments in force relating to holdings in OGS Shares will, unless and until amended or revoked, continue in force and be deemed as from the Effective Date to relate to payments and notices to or by CAT in respect of New CAT Shares.

13.5 Fractional entitlements

      Fractions of a New CAT Share will not be issued to OGS Shareholders, but will be aggregated and sold in the market and, in the case of OGS Shares held in certificated form, the relevant share of the proceeds paid by cheque to the relevant OGS Shareholder. In the case of OGS Shares held in uncertificated form, CAT will ensure that an assured payment obligation in respect of the sums payable in respect of fractional entitlements is created in accordance with the CREST assured payment arrangements provided that CAT may (if, for any reason, it wishes to do so) make payment of the said sums by cheque as aforesaid.

      Fractions of a CAT ADS will not be issued to any holder of an OGS ADS. All fractions to which holders of OGS ADSs would otherwise have been entitled will be aggregated and sold in the market after the Effective Date and the ADS Depositary will receive an amount in pounds sterling equal to the total amount payable in respect of fractional entitlements in respect of OGS Shares held by the ADS Depositary. Such amount will be converted into US dollars by the OGS ADS Depositary pursuant to the terms and conditions of the OGS ADS Deposit Agreement. It is expected that once the OGS ADS Depositary has received the funds, holders OGS ADSs will receive their pro rata portion (if any) of the US dollars from the OGS ADS Depositary upon surrender of their OGS ADSs in accordance with the terms of the OGS ADS Deposit Agreement.

14. Further information

Your attention is drawn to the remaining parts of this document which contain further information on CAT, OGS and the listing of the New CAT Shares.

INVESTORS SHOULD READ THE WHOLE OF THIS DOCUMENT AND NOT JUST RELY ON SUMMARY INFORMATION OR ON ANY ONE SECTION OF THIS DOCUMENT.

                                     PART II

                 FINANCIAL INFORMATION RELATING TO THE CAT GROUP

The following financial information has been extracted, without material adjustment, from the audited consolidated financial statements of the CATGroup for the three years ended 30 September 2002.

This financial information does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Copies of the accounts for each of the three years ended 30 September 2002, which have been reported on by the Company's auditors, have been delivered to the Registrar of Companies in England and Wales. The reports of the auditors were unqualified and did not contain any statements required under sub-section 237(2) or sub-section 237 (3) of the Companies Act.

Consolidated profit and loss accounts

Years ended 30 September
                                                                                              2002           2001           2000
                                                                                  Notes   (pound)'000    (pound)'000    (pound)'000
Turnover                                                                              2         9,471          7,121          7,018
Direct costs                                                                                      (80)          (351)          (381)
                                                                                          -----------    -----------    -----------
Gross profit                                                                                    9,391          6,770          6,637
                                                                                          -----------    -----------    -----------
Research and development expenses                                                             (31,307)       (21,393)       (15,728)
  Drug Royalty Corporation transaction costs                                          3        (7,913)            --             --
  Other general and administration expenses                                                    (8,321)        (6,443)        (4,842)

General and administration expenses                                                           (16,234)        (6,443)        (4,842)
                                                                                          -----------    -----------    -----------
Operating loss                                                                                (38,150)       (21,066)       (13,933)
                                                                                          -----------    -----------    -----------
Interest receivable (net)                                                             5         6,386          9,295          5,644

Loss on ordinary activities before taxation                                           4       (31,764)       (11,771)        (8,289)
                                                                                          -----------    -----------    -----------
Taxation on loss on ordinary activities                                               7         3,557             --             --
                                                                                          -----------    -----------    -----------
Loss for the financial year                                                                   (28,207)       (11,771)        (8,289)
Loss per share - basic and fully diluted (pence)                                      8         78.7p          33.3p          27.5p
                                                                                          -----------    -----------    -----------
Shares used in calculating net loss per share (number)                                     35,828,446     35,313,260     30,179,818
                                                                                          -----------    -----------    -----------
The losses for all years arise from continuing operations


Consolidated Statements of Total Recognised Gains and Losses

                                                                                              2002           2001           2000
                                                                                  Notes   (pound)'000    (pound)'000    (pound)'000
Loss for the financial year                                                                   (28,207)       (11,771)        (8,289)
Gain/(loss) on foreign exchange transaction                                                        96              1             (7)
                                                                                          -----------    -----------    -----------
Total recognised losses relating to the year                                                  (28,111)       (11,770)        (8,296)
                                                                                          -----------    -----------    -----------

The accompanying notes are an integral part of these consolidated profit and loss accounts and consolidated statements of total recognised gains and losses.

Consolidated balance sheets

As at 30 September
                                                                                                      2002         2001         2000
                                                                                        Notes  (pound)'000  (pound)'000  (pound)'000
Fixed assets
Intangible assets                                                                           9       7,933        4,075        4,448
Tangible assets                                                                            10      12,429        6,642        5,008
Investments                                                                                           215           --           --
                                                                                                 --------     --------     --------
                                                                                                   20,577       10,717        9,456
                                                                                                 --------     --------     --------
Current assets
Debtors                                                                                    12       6,556        4,940        3,452
Investment in liquid resources                                                             13     126,694      156,228      156,502
Cash at bank and in hand                                                                            3,081          585           26
                                                                                                 --------     --------     --------
                                                                                                  136,331      161,753      159,980
                                                                                                 --------     --------     --------
Creditors: amounts falling due within one year                                             14     (12,563)      (8,335)      (9,627)
                                                                                                 --------     --------     --------
Net current assets                                                                                123,768      153,418      150,353
                                                                                                 --------     --------     --------
Total assets less current liabilities                                                             144,345      164,135      159,809
Creditors: amounts falling due after more than one year                                    15      (8,580)      (8,085)      (7,369)
                                                                                                 --------     --------     --------
Net assets                                                                                        135,765      156,050      152,440
                                                                                                 --------     --------     --------
Capital and reserves
Called-up share capital                                                                    17       3,621        3,546        3,477
Share premium account                                                                      17     202,534      195,017      179,706
Other reserve                                                                              18      13,456       13,451       13,451
Profit and loss account                                                                    18     (83,846)     (55,964)     (44,194)
                                                                                                 --------     --------     --------
Shareholders' funds - all equity                                                           19     135,765      156,050      152,440
                                                                                                 --------     --------     --------

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated cash flow statements

Years ended 30 September

                                                                         2002            2001             2000
                                                        Notes     (pound)'000     (pound)'000      (pound)'000
Net cash inflow from operating activities                  20         (26,808)        (19,150)          (3,609)
Returns on investment and servicing of finance             21           7,558           8,322            4,245
Taxation                                                   21             920              --               --
Capital expenditure and financial investment               21          (9,961)         (3,481)            (974)
                                                                      -------         -------         --------
Net cash outflow before management of liquid
  resources and financing                                             (28,291)        (14,309)           (338)
Management of liquid resources                             21          29,534             274         (133,729)
Financing                                                  21           1,448          15,380          132,293
                                                                      -------         -------         --------
Increase/(decrease) in cash                                22           2,691           1,345           (1,774)
                                                                      -------         -------         --------

The accompanying notes are an integral part of these consolidated cash flow statements.

1. Accounting policies

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report with the exception of the policy for revenue recognition which is now as explained below and the impact of this change is explained in note 3.

(a)   Basis of accounting

      The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom ("UK GAAP")

(b)   Basis of consolidation

      The Group financial statements consolidate the financial statements of CAT and its subsidiary undertakings, drawn up to 30 September each year. All intercompany balances and transactions have been eliminated on consolidation.

      The acquisition of CAT Limited, by way of share for share exchange on 20 December 1996, was accounted for as a group reconstruction in accordance with Financial Reporting Standard Number 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

(c)   Goodwill

      Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to reserves under the then accounting policy is included in determining the profit or loss on disposal.

(d)   Turnover

      Turnover principally consists of income received in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

      A description of the various elements of turnover and their accounting policies is given below.

      Licence fees

      Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licensed. For licence fees, where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

      Technical milestones

      During certain research and development programs, the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestones are recognised based on the percentage of completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of non milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program.

      Clinical milestones

      The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group's proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

      Research and development services

      The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group's employees working under the direction of the collaborator to further the collaborator's research and development effort. Such contracts are made on the basis of Full Time Equivalent ("FTE") employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

      Purchased rights

      Under an agreement with Drug Royalty Corporation Inc. ("DRC"), the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group's accounting policy is that the payment be deferred and recognised ratably over the period for which rights were purchased.

      On 2 May 2002, the Group bought out this royalty obligation with the issue of CAT Shares to DRC. The remaining balance of deferred income has been released in the year ended 30 September 2002.

      Royalties

      Royalty income is generated by sales of products incorporating the Group's proprietary technology and is recognised when received. The Group has yet to receive any significant royalty payments.

(e)   Government grants

      Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

(f)   Taxation

      Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

      The Company has adopted FRS 19 'Deferred Tax'.

      Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on a current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(g)   Research and development

      Research and development expenditure is written off as incurred.

(h)   Collaboration arrangements

      The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

(i)   Pension costs

      The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group's contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

(j)   Intangible assets

      Purchased intangible assets (excluding goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment when events or change of circumstances indicate that the carrying value may not be recoverable using cash flow projections. To the extent carrying values exceed fair values, an impairment is recognized and charged to the profit and loss account in that period. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group's purchased intangible assets include access to intellectual property and options for product development rights which are being amortised over seven years and also include certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing all these assets for impairment, the Directors have considered future cash flows arising.

(k)   Tangible fixed assets

      Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

      Freehold buildings:                  over 12 years.
      Motor vehicles:                      33 1/3 per cent. per annum.
      Office and laboratory equipment:     25 per cent. per annum.
      Fixtures and fittings:               over either 5 or 20 years (or the
                                           remaining lease term if less).

(l)   Investments

      Fixed asset investments are shown at cost less provision for impairment.

(m)   Liquid resources

      Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors.

      Where relevant, a provision is made such that cost plus accrued interest does not exceed market value.

(n)   Foreign currency

      Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

      The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

(o)   Leases

      Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

      Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

(p)   Estimates and assumptions

      The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets, provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.

2.    Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially, all of which take place in the United Kingdom.

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

                                               2002           2001          2000
                                        (pound)'000    (pound)'000   (pound)'000

Total turnover                               16,891          9,421         7,018
Less: intra-group eliminations               (7,420)        (2,300)           --
                                            -------         ------         -----
Consolidated turnover                         9,471          7,121         7,018
                                            -------         ------         -----

2.    Turnover and loss on ordinary activities before taxation (continued)

Consolidated turnover was generated from customers in the following geographical areas:

                                               2002           2001          2000
                                        (pound)'000    (pound)'000   (pound)'000

United Kingdom                                   --             --           316
Europe                                          135             53         1,104
United States of America                      8,674          6,969         5,598
Rest of World                                   662             99            --
                                            -------         ------         -----
                                              9,471          7,121         7,018
                                            -------         ------         -----

Net liabilities of (pound)349,000 (excluding creditors eliminated on consolidation of (pound)9,210,000) (2001 - net assets of (pound)643,000, excluding creditors eliminated on consolidation of (pound)2,387,000) and total assets of (pound)549,000 (2001 - (pound)643,000) are held in the United States of America.

Consolidated turnover by type:

                                            2002            2001            2000
                                     (pound)'000     (pound)'000     (pound)'000

Licence fees                               1,676           1,635             699
Technical milestones                          35              --             652
Clinical milestones                        1,396              --           1,000
Contract research fees                     5,611           5,369           4,536
Other                                        753             117             131
                                           -----           -----           -----
Total                                      9,471           7,121           7,018
                                           -----           -----           -----

During the financial years ended 30 September 2002, 2001 and 2000, certain customers individually contributed more than 10 per cent. of the Group's revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

                                                               %     (pound)'000

2002 Customer contributing greatest % to revenue              36           3,424
2002 Customer contributing second greatest % to revenue       31           2,954
                                                              --           -----
Total                                                         67           6,378
                                                              --           -----
2001 Customer contributing greatest % to revenue              31           2,230
2001 Customer contributing second greatest % to revenue       30           2,101
2001 Customer contributing third greatest % to revenue        24           1,742
                                                              --           -----
Total                                                         85           6,073
                                                              --           -----
2000 Customer contributing greatest % to revenue              37           2,609
2000 Customer contributing second greatest % to revenue       20           1,425
2000 Customer contributing third greatest % to revenue        15           1,050
2000 Customer contributing fourth greatest % to revenue       14           1,000
                                                              --           -----
Total                                                         86           6,084
                                                              --           -----

As at 30 September 2002, the two customers shown above constituted 89 per cent. of the Group's trade receivables. As at 30 September 2001, the three customers shown above constituted 96 per cent. of the Group's trade receivables.

3.    Drug Royalty transaction costs

General and administration expenses include (pound)7.9 million of costs incurred in the year relating to the two transactions entered into with DRC during the year (comparative periods: none).

In January 2002, the Group announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002.

Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002, the Group bought out this royalty obligation to DRC for consideration of (pound)6.1 million (CAD$14 million) with the issue of 463,818 CAT Shares to DRC. The remaining balance of (pound)0.6 million of deferred income has all been released to turnover in the period.

The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million.

4.    Loss on ordinary activities before taxation

                                                                                  2002           2001           2000
                                                                           (pound)'000    (pound)'000    (pound)'000
The loss on ordinary activities before taxation is stated after charging
  (crediting):
Depreciation and amounts written off owned tangible fixed assets:                2,617          2,146          1,808
Amortisation of intangible fixed assets                                            882            373            374
Auditors' remuneration:
- audit Deloitte & Touche                                                           35             --             --
- audit Arthur Andersen                                                             --             42             27
- other assurance Deloitte & Touche                                                 19             --             --
- other Deloitte & Touche                                                            9             --             --
- other Arthur Andersen                                                            287            149            219
Foreign exchange loss/(gain)                                                       192            (56)          (123)
Profit on disposal of Denzyme ApS                                                   (2)            --             --
Operating lease rentals:
- plant and machinery                                                                5              3              3
- other operating leases                                                           874            721            290
Allocations under equity participation schemes                                     607            416            459
                                                                                ------         ------         ------

Arthur Andersen resigned as auditors to the Group on 17 May 2002 and were replaced by Deloitte & Touche.

5.    Interest receivable (net)

                                              2002           2001           2000
                                       (pound)'000    (pound)'000    (pound)'000

Interest receivable                          6,386          9,295          5,644
                                            ------         ------         ------

6.    Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group was as follows:

                                                         2002          2001          2000
                                                       Number        Number        Number
Management and administration                              39            32            22
Research and development                                  235           192           139
                                                      -------        ------         -----
                                                          274           224           161
                                                      -------        ------         -----

Their aggregate remuneration comprised:

                                                  (pound)'000   (pound)'000   (pound)'000
Wages and salaries                                      9,771         7,268         5,233
Social security costs:
- (credit)/charge provided on unapproved options         (248)         (194)          523
- on wages and salaries                                   970           740           527
Other pension costs                                       875           641           432
                                                      -------        ------         -----
                                                       11,368         8,455         6,715
                                                      -------        ------         -----

The Group has made a provision for employer's National Insurance payable on certain options granted under the CSOP Part 'B' scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer's contributions.

The options are exercisable subject to the condition that the proportionate increase in the Closing Price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision is being made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. For this purpose, the performance period is assumed to be of minimum duration.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and the market value of the shares.

The market price of shares at 30 September 2002 was (pound)4.64. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would amount to (pound)5,000. If the market value of the shares were to increase by 10 per cent. over that at the year end, the charge would increase by (pound)22,000.

Directors' emoluments

                                 Fees/                   Performance                       Pension
                                 basic         Taxable       related          Total  contributions
                                salary       benefits   remuneration           2002           2002
                           (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
Executive Directors
J C Aston                        153.8            0.3           40.8          194.9           15.4
P A Chambre(i)/(iii)             172.5          147.6           81.3          401.4             --
D J Chiswell(ii)/(iv)            111.7            0.1             --          111.8           11.2
D R Glover                       151.2            0.3           37.1          188.6           15.1
K S Johnson                      151.2            0.3           40.5          192.0           15.1

Non-Executive Directors
U Bicker                          22.0             --             --           22.0             --
J L Foght                         22.0             --             --           22.0             --
P B Garland                       50.0            0.1             --           50.1             --
Sir Aaron Klug                    22.0            0.2             --           22.2             --
P A Nicholson                     22.0            2.2             --           24.2             --
J W Stocker                       34.0             --             --           34.0             --
                               -------        -------        -------        -------        -------
Aggregate emoluments             912.4          151.1          199.7        1,263.2           56.8
                               -------        -------        -------        -------        -------

(i) Included within P.A. Chambre's salary are payments made to him during the year of(pound)16,250 (2001: nil) for him to contribute towards his retirement annuity contract.

(ii) D J Chiswell received a payment in lieu of notice of(pound)296,000 in addition to the emoluments shown above.

(iii) Became a Director of the Company on 8 April 2002.

(iv)  Resigned as a Director of the Company on 31 March 2002.

The emoluments of the Directors who served during the year ended 30 September 2001 were as follows:

                                 Fees/                 Performance                       Pension
                                 basic      Taxable        related          Total  contributions
                                salary     benefits   remuneration           2001           2001
                           (pound)'000  (pound)'000    (pound)'000    (pound)'000    (pound)'000
Executive Directors
J C Aston                        130.0         11.9           41.2          183.1           13.0
D J Chiswell                     195.0         11.9           58.4          265.3           19.5
D R Glover                       130.0         11.9           40.0          181.9           13.0
K S Johnson                      130.0         11.9           37.1          179.0           13.0

Non-Executive Directors
U Bicker                          21.0           --             --           21.0             --
J L Foght                         21.0           --             --           21.0             --
P B Garland                       45.0          0.4             --           45.4             --
Sir Aaron Klug                    21.0          0.1             --           21.1             --
P A Nicholson                     21.0          2.2             --           23.2             --
J W Stocker                       33.0           --             --           33.0             --
                                 -----        -----          -----          -----          -----
Aggregate emoluments             747.0         50.3          176.7          974.0           58.5
                                 -----        -----          -----          -----          -----

The emoluments of the Directors who served during the year ended 30 September 2000 were as follows:

                                 Fees/                   Performance                       Pension
                                 basic        Taxable        related          Total  contributions
                                salary       benefits   remuneration           2000           2000
                           (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
Executive Directors
J C Aston                        115.0           12.1           32.6          159.7           11.5
D J Chiswell                     155.0           11.4           55.2          221.6           15.5
D R Glover                       115.0           12.1           28.9          156.0           11.5
K S Johnson                      115.0           11.7           32.6          159.3           11.5

Non-Executive Directors
U Bicker                          20.0             --             --           20.0             --
J L Foght(i)                      20.0             --             --           20.0             --
P B Garland                       40.0            0.5             --           40.5             --
Sir Aaron Klug                    20.0             --             --           20.0             --
P A Nicholson                     20.0            0.2             --           20.2             --
J W Stocker                       32.0             --             --           32.0             --
                                 -----          -----          -----          -----          -----
Aggregate emoluments             652.0           48.0          149.3          849.3           50.0
                                 -----          -----          -----          -----          -----

(i) Of the fees for the services of J L Foght,(pound)10,000 was paid to Prudential Vector Healthcare Group.

7.       Taxation

                                              2002           2001           2000
                                       (pound)'000    (pound)'000    (pound)'000

Research and development tax credit          3,557             --             --
                                             -----          -----          -----

During the year ended 30 September 2002, the Group received a refund of (pound)920,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2000. A similar claim has been made for the year ended 30 September 2001, which is reflected in other debtors at 30 September 2002 and for which the Group received a refund of (pound)2,637,000 in October 2002.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30 per cent. (2001: 30 per cent.). The differences are explained below:

                                                                                        2002              2001
                                                                                 (pound)'000       (pound)'000
Loss on ordinary activities before tax                                               (31,764)          (11,771)
Tax at 30% thereon                                                                    (9,529)           (3,531)
                                                                                     -------           -------
Effects of:
  Increase in losses carried forward                                                  11,400             5,071
  Expenses not deductible for tax purposes                                            (1,041)           (1,205)
  Capital allowances in excess of depreciation                                          (888)             (335)
Utilisation of tax losses in respect of research and development tax credit           (3,557)               --
Movement in short term timing differences                                                 58                --
                                                                                     -------           -------
                                                                                      (3,557)               --
                                                                                     -------           -------

Analysis of deferred tax balances:

                                                       2002                2001
                                                (pound)'000         (pound)'000

Short term timing differences                           (58)                 --
Accelerated capital allowances                        1,272                (335)
Tax losses available                                (23,658)            (18,126)
                                                    -------             -------
Total unprovided deferred tax asset                 (22,444)            (18,461)
                                                    -------             -------

At 30 September 2002, the Group had tax losses of approximately (pound)79 million (2001: (pound)60 million, 2000: (pound)36 million) available for relief against future taxable points. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to (pound)24 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset. The adoption of FRS 19 'Deferred Tax' by the Group has no effect on prior periods.

8.    Loss per share

Basic net loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2002, 2001 and 2000, 867,316, 1,077,800 and
1,548,764 potentially dilutive issuable shares attributable to the exercise of outstanding options were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of (pound)28,207,000 (2001: (pound)11,771,000, 2000:
(pound)8,289,000) and a weighted average number of ordinary shares of 35,828,446 (2001: 35,313,260, 2000: 30,179,818).

9.    Intangible assets

                                             Licences      Patents         Total
                                          (pound)'000  (pound)'000   (pound)'000

Cost:
At September 2000 and 30 September 2001            --        5,265         5,265
Additions                                       4,740           --         4,740
                                                -----        -----        ------
At 30 September 2002                            4,740        5,265        10,005
                                                -----        -----        ------
Amortisation:
At 30 September 2000                               --          817           817
Charge for the year                                --          373           373
                                                -----        -----        ------
At 30 September 2001                               --        1,190         1,190
Charge for the year                               509          373           882
                                                -----        -----        ------
At 30 September 2002                              509        1,563         2,072
                                                -----        -----        ------
Net book value:
At 30 September 2002                            4,231        3,702         7,933
                                                -----        -----        ------
At 30 September 2001                               --        4,075         4,075
                                                -----        -----        ------
At 30 September 2000                               --        4,448         4,448
                                                -----        -----        ------

10.   Tangible fixed assets

                              Freehold
                              land and        Fixtures       Laboratory          Office         Motor
                             buildings    and fittings        equipment       equipment      vehicles          Total
                           (pound)'000     (pound)'000      (pound)'000     (pound)'000   (pound)'000    (pound)'000
Cost:
At 30 September 2000               788           3,001            6,157             657             6         10,609
Additions                           --           1,428            2,004             339            14          3,785
Disposals                           (3)             --               (2)             --            --             (5)
                                  ----           -----          -------           -----            --        -------
At 30 September 2001               785           4,429            8,159             996            20         14,389
                                  ----           -----          -------           -----            --        -------
Additions                           --           4,622            3,452             330            --          8,404
Disposals                           --              --             (276)             --            --           (276)
                                  ====           =====          =======           =====            ==        =======
At 30 September 2002               785           9,051           11,335           1,326            20         22,517
                                  ----           -----          -------           -----            --        -------
Depreciation:
At 30 September 2000                90           1,473            3,624             412             2          5,601
Charge for the year                 49             565            1,375             154             3          2,146
                                  ----           -----          -------           -----            --        -------
At 30 September 2001               139           2,038            4,999             566             5          7,747
                                  ----           -----          -------           -----            --        -------
Charge for the year                 49             740            1,655             167             6          2,617
Eliminated in respect of
  disposals                         --              --             (276)             --            --           (276)
                                  ----           -----          -------           -----            --        -------
At 30 September 2002               188           2,778            6,378             733            11         10,088
                                  ----           -----          -------           -----            --        -------
Net book value:
At 30 September 2002               597           6,273            4,957             593             9         12,429
                                  ----           -----          -------           -----            --        -------
At 30 September 2001               646           2,391            3,160             430            15          6,642
                                  ----           -----          -------           -----            --        -------
At 30 September 2000               698           1,528            2,533             245             4          5,008
                                  ----           -----          -------           -----            --        -------

11.   Fixed asset investments

                                                                     (pound)'000
Cost and net book value:
At 30 September 2000 and 2001                                                 --
Additions                                                                    215
                                                                             ---
At 30 September 2002                                                         215
                                                                             ---

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

                                                                                         Percentage of
Name and Country of Incorporation and operation    Principal activity             ordinary shares held
Cambridge Antibody Technology Limited, England     Research and development                        100%
CAT Group Employees' Trustees Limited, England     Share scheme trust company                      100%
Optein Inc. (trading as Aptein Inc.), USA          Research and development                        100%

During the year ended 30 September 2002, the Group disposed of its wholly owned subsidiary, Denzyme ApS, in return for a minority interest in another company. The transaction has no impact on reported results.

12.   Debtors

                                                         2002               2001
                                                  (pound)'000        (pound)'000
Due within one year:
Trade debtors                                              12                732
Other debtors                                           3,982                386
Prepayments and accrued income                          2,562              3,822
                                                        -----              -----
                                                        6,556              4,940
                                                        -----              -----

13.   Investment in liquid resources

                                                       2002                 2001
                                                (pound)'000          (pound)'000
Negotiable securities:
Floating rate notes                                  24,998               14,285
Certificates of deposit                              98,000              128,498
Term deposits                                         3,696               13,445
                                                    -------              -------
                                                    126,694              156,228
                                                    -------              -------

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 16.

14.   Creditors

                                                           2002             2001
                                                    (pound)'000      (pound)'000
Amounts falling due within one year:
Bank overdraft                                               --              163
Trade creditors                                           3,999              727
Taxation and social security                                304               --
Other creditors                                           1,003              534
Accruals(i)                                               4,710            3,953
Deferred income                                           2,547            2,958
                                                         ------            -----
                                                         12,563            8,335
                                                         ------            -----

(i)   Includes purchase commitments of (pound)888,000 (2001: (pound)101,000).

The bank overdraft comprises payments to suppliers and other third parties which are in the course of presentation.

15.   Creditors

                                                             2002           2001
                                                      (pound)'000    (pound)'000
Amounts falling due after more than one year:
Deferred income                                             8,580          8,085
                                                            -----          -----

16.   Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. The Group does not trade in financial instruments or derivatives.

The Group's liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

o Investments only in freely negotiable instruments or deposit with specified banks and building societies.

o For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.

o For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.

o For the whole fund, a maturity profile which is tailored to the Group's expected cash requirements (as investments are generally held to maturity).

o     No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group's liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee reviews the return made on the Group's funds against benchmark market returns half yearly. The majority of the Group's investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are held to maturity. Declines in interest rates over time will, however, reduce the Group's interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars, which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group's functional currency.

16.   Financial instruments (continued)

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date, the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

                                                                        Financial
                                                         Floating     liabilities
                                      Fixed rate             rate        on which
                                       financial        financial     no interest
                                       assets(i)       assets(ii)         is paid             Total
                                     (pound)'000      (pound)'000     (pound)'000       (pound)'000
Financial assets and liabilities
At 30 September 2002
Sterling assets/(liabilities)             11,998          114,699          (1,678)          125,019
United States Dollar assets                   --            4,755              --             4,755
Other assets                                  --                1              --                 1
                                          ------          -------          ------           -------
Book value                                11,998          119,455          (1,678)          129,775
                                          ------          -------          ------           -------
Fair value                                12,000          119,563          (1,678)          129,885
                                          ------          -------          ------           -------

(i)   Interest rates determined for more than one year

(ii)  Interest rates determined at least once a year

                                                                        Financial
                                                         Floating     liabilities
                                      Fixed rate             rate        on which
                                       financial        financial     no interest
                                       assets(i)       assets(ii)         is paid             Total
                                     (pound)'000      (pound)'000     (pound)'000       (pound)'000
Financial assets and liabilities
At 30 September 2001
Sterling assets/(liabilities)              8,498          147,731          (1,346)          154,883
United States Dollar assets                   --            1,760              --             1,760
Other assets                                  --                7              --                 7
                                          ------          -------          ------           -------
Book value                                 8,498          149,498          (1,346)          156,650
                                          ------          -------          ------           -------
Fair value                                 8,966          151,943          (1,346)          159,563
                                          ------          -------          ------           -------

(i)   Interest rates determined for more than one year

(ii)  Interest rates determined at least once a year

The weighted average return on the fixed rate financial assets for 2002 was 3.1 per cent. (2001 - 6.1 per cent.), which was fixed over a weighted average term of 1.3 years (2001 - 1.5 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short-term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

16.   Financial instruments (continued)

Currency exposures

At the year ends, the Group's individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

                                        USD      Sterling          Other          Total
                                (pound)'000   (pound)'000    (pound)'000    (pound)'000
At 30 September 2002
Functional currency: Sterling           801            --            (87)           714
United States Dollar                     --           (90)            --            (90)
                                       ----           ---           ----           ----
                                        801           (90)           (87)           624
                                       ----           ---           ----           ----

                                        USD      Sterling          Other          Total
                                (pound)'000   (pound)'000    (pound)'000    (pound)'000
At 30 September 2001
Functional currency: Sterling            30            --             (2)            28
United States Dollar                     --           (88)            --            (88)
                                       ----           ---           ----           ----
                                         30           (88)            (2)           (60)
                                       ----           ---           ----           ----

Transactions in such monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

17.   Called-up share capital and share premium account

                                                                                   2002           2001
                                                                            (pound)'000    (pound)'000
Authorised:
50,000,000 (2001 - 50,000,000) ordinary shares of 10 pence each - equity          5,000          5,000
                                                                                  -----          -----

During the two years ending 30 September 2002, the Directors exercised their powers to allot ordinary shares as shown in the table below.

                                                                      10 pence      Called-up            Share
                                                                      ordinary          share          premium
                                                                        shares        capital          account
                                                                        Number    (pound)'000      (pound)'000
Allotted, called-up and fully paid - equity
At 1 October 2000                                                   34,770,438          3,477          179,706
Issued to the All-Employee Share Ownership Plan                         13,230              1              436
Exercise of options                                                    363,073             36            1,332
In lieu of fees(ii)                                                      1,142              1               35
Adjustment to fundraising expenses                                          --             --               15
To Genzyme Corporation as part of a corporate agreement in
  October 2000(iv)                                                     307,982             31           13,493
                                                                    ----------          -----          -------
At 30 September 2001                                                35,455,865          3,546          195,017
                                                                    ----------          -----          -------
Issued to the All-Employee Share Ownership Plan                         36,838              4              623
Exercise of options                                                    251,634             25              755
Exercise of options(i)                                                   4,000             --               --
In lieu of fees(ii)                                                      2,194             --               37
To Drug Royalty Corporation as part of the termination
  of the royalty agreement(iii)                                        463,818             46            6,102
                                                                    ----------          -----          -------
At 30 September 2002                                                36,214,349          3,621          202,534
                                                                    ----------          -----          -------

(i) Exercised over shares in CAT Limited and exchanged, issued at an aggregate premium of (pound)5,000.

(ii)  All Non-Executive Directors elected to take part of their fees in shares.

(iii) Shares were issued at a price of(pound)13.26 per share, being the average share price for the ten days prior to 30 April 2002.

(iv) Shares were issued at a price of(pound)44.59 per share, being a 15 per cent. premium to the average share price for the 20 days prior to 27 September 2000.

At 30 September 2002, options had been granted over ordinary shares of the Company. Options also exist over shares in CAT Limited, which are matched with share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. The tabulation of options below reflects the effective numbers and exercise prices of options over shares in the Company.

Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. Where relevant, pairs of linked options are counted as a single option.

At 30 September 2002, share options and other rights were as follows:

                         Exercise price    Earliest date exercisable     Latest date exercisable    Notes        Number
Old schemes                 (pound)1.28            15 September 1996          14 September 2003       (i)        16,350
                            (pound)1.28            28 April 1998              27 April 2005                      25,000
                                US$4.80            19 April 2001              19 April 2006                      75,000
                            (pound)3.00             4 September 1999           3 September 2003                 114,179

CSOP                        (pound)5.00            24 March 2000              23 March 2004          (ii)        39,670

                            (pound)5.00            24 March 2000              23 March 2007          (ii)        36,230
                            (pound)5.58             2 June 2000                1 June 2004           (ii)         3,584
                            (pound)5.58             2 June 2000                1 June 2007           (ii)         5,376
                            (pound)5.00            19 December 2000           18 December 2004       (ii)        67,400
                            (pound)5.00            19 December 2000           18 December 2007       (ii)        40,000
                            (pound)5.00            25 June 2001               24 June 2008           (ii)        42,500
                            (pound)5.00            27 November 2001           26 November 2008       (ii)        15,000
                            (pound)2.42            27 November 2001           26 November 2005       (ii)       125,632
                            (pound)2.42            27 November 2001           26 November 2008       (ii)        53,361
                            (pound)2.10            28 May 2002                27 May 2009            (ii)         4,375
                            (pound)2.87             3 December 2002            2 December 2006      (iii)       406,501
                            (pound)2.87             3 December 2002            2 December 2009      (iii)        68,231
                           (pound)23.03            26 May 2003                25 May 2010           (iii)         3,128
                           (pound)30.54             1 December 2003           30 November 2007      (iii)        57,704
                           (pound)30.54             1 December 2003           30 November 2010      (iii)        19,650
                           (pound)25.66            25 May 2004                24 May 2008           (iii)         1,458
                           (pound)25.66            25 May 2004                24 May 2011           (iii)         8,124
                           (pound)21.62            18 June 2004               17 June 2011          (iii)         3,471

CSOP
- granted in year and      (pound)17.07            30 November 2004           29 November 2011      (iii)        75,945
outstanding as at          (pound)17.04             4 December 2004            3 December 2011      (iii)        99,579
30 September 2002          (pound)10.83            24 May 2005                23 May 2012           (iii)        79,354
                           (pound)10.83            24 May 2005                23 May 2012            (iv)        15,005
                                                                                                              ---------
Total                                                                                                         1,501,807
                                                                                                              ---------

(i)   Includes linked options.

(ii) These options were subject to the condition as stated in note (iii) below. This condition had been satisfied as at 30 September 2002.

(iii) These options are exercisable subject to the condition that the proportionate increase in the Closing Price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return ("TSR") for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iv) The number of options which will become exercisable will be determined on the linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0 per cent. and 33 per cent.

18.   Profit and loss account and other reserve

                                                     Profit and            Other
                                                   loss account          reserve
                                                    (pound)'000      (pound)'000

At 30 September 2000                                    (44,194)          13,451
Retained loss for the year                              (11,771)              --
Foreign exchange translation                                  1               --
                                                        -------           ------
At 30 September 2001                                    (55,964)          13,451
                                                        -------           ------
Retained (loss)/profit for the year                     (28,207)              --
Premium on issue of capital in subsidiary                    --                5
Foreign exchange translation                                 96               --
Write back of goodwill on sale of Denzyme ApS               229               --
                                                        -------           ------
At 30 September 2002                                    (83,846)          13,456
                                                        -------           ------

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

The cumulative amount of goodwill written off against the Group's reserves is (pound)nil (2001 - (pound)229,000).

19.   Reconciliation of movements in Group shareholders' funds

                                                                    2002               2001
                                                             (pound)'000        (pound)'000
Loss for the financial year                                      (28,207)           (11,771)
Other recognised gains and losses relating to the year               325                  1
                                                                --------           --------
                                                                 (27,882)           (11,770)
New shares issued                                                  7,597             15,380
                                                                --------           --------
Net increase in shareholders' funds                              (20,285)             3,610
                                                                --------           --------
Opening shareholders' funds                                      156,050            152,440
                                                                --------           --------
Closing shareholders' funds                                      135,765            156,050
                                                                --------           --------

20.   Reconciliation of operating loss to operating cash flows

                                                              2002              2001               2000
                                                       (pound)'000       (pound)'000        (pound)'000
Operating loss                                             (38,150)          (21,066)           (13,933)
Depreciation charge                                          2,617             2,146              1,808
Amortisation of patents                                        882               373                374
Loss/(profit) on disposal of fixed assets                       --                 1                 (5)
Shares issued to buy out DRC royalty agreement               6,149                --                 --
Increase in debtors                                           (158)             (515)            (1,159)
(Decrease)/increase in creditors                             1,852               (89)            (9,306)
                                                           -------           -------           --------
Net cash outflow from operating activities                 (26,808)          (19,150)            (3,609)
                                                           -------           -------           --------

21.   Analysis of cash flows

                                                              2002              2001               2000
                                                       (pound)'000       (pound)'000        (pound)'000
Returns on investments and servicing of finance
Interest received                                            7,558             8,322              4,245
                                                           -------           -------           --------
Net cash inflow                                              7,558             8,322              4,245
                                                           -------           -------           --------
Taxation                                                       920                --                 --
                                                           -------           -------           --------
Net cash inflow                                                920                --                 --
                                                           -------           -------           --------
Capital expenditure and financial investment
Purchase of intangible assets                               (2,067)               --                 --
Purchase of tangible fixed assets                           (7,894)           (3,485)            (1,018)
Sale of tangible fixed assets                                   --                 4                 44
                                                           -------           -------           --------
Net cash outflow                                            (9,961)           (3,481)              (974)
                                                           -------           -------           --------
Management of liquid resources
Decrease/(increase) in term deposits                         9,749            10,762            (23,980)
Net (purchase)/sale of securities                           19,785           (10,488)          (109,749)
                                                           -------           -------           --------
Net cash inflow/(outflow)                                   29,534               274           (133,729)
                                                           -------           -------           --------
Financing
Issue of ordinary share capital                              1,448            15,380            132,302
Capital elements of finance lease rental payments               --                --                 (9)
                                                           -------           -------           --------
Net cash inflow                                              1,448            15,380            132,293
                                                           -------           -------           --------

22.   Analysis and reconciliation of net funds

                          1 October                       Exchange       30 September
                              2001         Cash flow      movement               2002
                       (pound)'000       (pound)'000   (pound)'000        (pound)'000
Cash at bank                   585             2,528           (32)             3,081
Overdrafts                    (163)              163            --                 --
                          --------           -------           ---           --------
                                --             2,691           (32)                --
Liquid resources           156,228           (29,534)           --            126,694
                          --------           -------           ---           --------
Net funds                  156,650           (26,843)          (32)           129,775
                          --------           -------           ---           --------

                          1 October                       Exchange       30 September
                              2000         Cash flow      movement               2001
                       (pound)'000       (pound)'000   (pound)'000        (pound)'000
Cash at bank                    26               559            --                585
Overdrafts                    (949)              786            --               (163)
                          --------           -------           ---           --------
                                --             1,345            --                 --
Liquid resources           156,502              (274)           --            156,228
                          --------           -------           ---           --------
Net funds                  155,579             1,071            --            156,650
                          --------           -------           ---           --------

                        1 October                          Exchange      30 September
                             1999          Cash flow       movement              2000
                      (pound)'000        (pound)'000    (pound)'000       (pound)'000
Cash at bank                  849               (825)             2                26
Overdrafts                     --               (949)            --              (949)
                          -------           --------            ---          --------
                               --              1,774             --                --
Liquid resources           22,773            133,729            ---           156,502
Finance leases                 (9)                 9             --                --
                          -------           --------            ---          --------
Net funds                  23,613            131,964              2           155,579
                          -------           --------            ---          --------

                                                           2002               2001               2000
                                                    (pound)'000        (pound)'000        (pound)'000
Increase/(decrease) in cash in the year                   2,691              1,345             (1,774)
(Decrease)/increase in liquid resources                 (29,534)              (274)           133,729
Decrease in lease financing                                  --                 --                  9
                                                       --------           --------           --------
Change in net funds resulting from cash flows           (26,843)             1,071            131,964
Exchange movements                                          (32)                --                  2
                                                       --------           --------           --------
Movement in net funds in year                           (26,875)             1,071            131,966
Net funds at beginning of year                          156,650            155,579             23,613
                                                       --------           --------           --------
Net funds at end of year                                129,775            156,650            155,579
                                                       --------           --------           --------

23.   Financial commitments

Capital commitments of the Group were as follows:

                                                           2002             2001
                                                    (pound)'000      (pound)'000

Contracted but not provided for                             515              827
                                                            ---              ---

Since the end of the 2002 financial year, the Group has established a lease financing facility. Furniture and equipment with a cost of (pound)504,000 have been financed under this facility which is repayable over four years.

In the next year, the Group has operating lease commitments as follows, categorised by period to expiry.

                                      Land and                       Land and                      Land and
                                     buildings          Other       buildings         Other       buildings          Other
                                          2002           2002            2001          2001            2000           2000
                                   (pound)'000    (pound)'000     (pound)'000   (pound)'000     (pound)'000    (pound)'000
Expiry date:
  within one year                           --             --              --             2              --             --
  Between two and five years                --             48              --             1              --              3
  after five years                       1,801             --             836            --             275             --
                                         -----             --             ---           ---             ---            ---

24.   Pension arrangements

The Group operates a group personal pension plan. Contributions payable for the year to 30 September 2002 were (pound)875,000 (2001 - (pound)641,000, 2000 -
(pound)432,000).

25.   Related party transactions

During the 2000 financial year CAT Limited paid a fee of US$1.3 million to Prudential Vector Healthcare Group ("Prudential Vector") under an arrangement whereby Prudential Vector agreed to provide certain financial advisory services. The arrangement was subsequently terminated although Prudential Vector were, in certain circumstances, entitled to a further fee in respect of further transactions entered into by CAT Limited in the period up to February 2001. No such further transactions or payments have taken place.

J L Foght was a managing director of Prudential Vector at the time the arrangement was entered into and the payment made and is a Non-Executive Director of the Company.

The Board of Directors has determined that this transaction does not interfere with Dr Foght's exercise of independent judgement and accordingly has determined that it is in the best interests of the Company that he continues to serve on the Audit Committee.

In accordance with Financial Reporting Standard Number 8 - Related Party Disclosures, the Group does not disclose transactions or balances between Group entities which are wholly eliminated on consolidation.

26.   Litigation

As previously reported, CAT's patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich is currently stayed pending the outcome of appeal proceedings at the European Patent Office.

In March 2002 the District Court in Washington DC issued a formal ruling that MorphoSys does not infringe CAT's US Griffiths patent. The decision was based on the method by which MorphoSys' library is derived. CAT has appealed this decision. The appeal will be limited to the issue as to whether MorphoSys infringes the Griffiths patent. A hearing date has not yet been set but it is anticipated that the hearing will take place in mid 2003.

May 2003 has been proposed as the trial for the two legal actions in the District Court in Washington DC in which CAT claims that MorphoSys infringes its Winter II patent and two of the Winter/Lerner/Ruse patents. The preliminary 'Markman Hearings' on these cases were postponed. A new date for these hearings has yet to be set by the Court.

A trial date of 17 February 2003 has been proposed for the legal action brought by MorphoSys in respect of CAT's US McCafferty patent. The preliminary 'Markman Hearing' on this case was postponed. A new date for this hearing has yet to be set by the Court.

As previously reported, in 2000 Crucell issued writs against the Medical Research Council ("MRC"), Scripps and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent Pursuant to its agreements with the defendants. CAT is responsible for the defence of these proceedings. The Court has declined jurisdiction for Crucell's non infringement claims and assumed jurisdiction only on the invalidity claims (any decision will only cover Holland). The Court's ruling to decline jurisdiction in the Winter II case is currently under appeal by Crucell.

CAT intends to defend these proceedings vigorously and does not believe there is merit in these claims. Whatever the outcome of the above litigation activity. CAT believes that its ability to operate its own technology will not be materially and adversely affected.

As previously reported following certain share issues by CAT Limited, Continental Venture Capital Limited ("CVC") issued proceedings in the State of New York claiming that it is entitled to anti-dilution shares (equivalent to 25,790 ordinary shares of 10 pence each). If CVC succeeds then the Directors would be obliged to issue anti-dilution shares to all similarly situated participants (approximately 763,000 ordinary shares of 10 pence each). Both parties issued cross motions for summary judgement which were denied in May 2000. There has been no change in the status of proceedings during the year and the Directors continue to believe, on the basis of legal advice they have received, that the proceedings have no merit.

                                   PART III(A)

                  FINANCIAL INFORMATION RELATINGTOTHE OGS GROUP

The following financial information has been extracted, without material adjustment, from the audited consolidated financial statements of the OGS Group for the three years ended 31 December 2001. During the year ended 31 December 2000 OGS revised the value ascribed to warrants which were issued in November 1999 (see Note 1). The financial statements for the year ended 31 December 2000 restated the results for the year ended 31 December 1999 so as to reflect this change in accounting policy. The consolidated financial information set out below includes both the financial information for the year ended 31 December 1999 as originally stated and as restated.

This financial information does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Copies of the financial statements for each of the periods referred to above have been delivered to the Registrar of Companies in England and Wales. PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of 1 Embankment Place, London, WC2N 6RH have made reports under section 235 of the Companies Act in respect of the statutory accounts for each of the years ended 31 December 1999 and 2000 referred to above. These reports were unqualified and did not contain a statement under sub-section 237(2) or sub-section 237(3) of the Companies Act. Ernst & Young LLP, Registered Auditors, of Apex Plaza, Reading, RG1 1YE have made a report under section 235 of the Companies Act in respect of the statutory accounts for the year ended 31 December 2001. This report was unqualified and did not contain a statement under sub-section 237(2) or sub-section 237(3) of the Companies Act.

Consolidated profit and loss account

                                                                                                            1999              1999
                                                                        2001              2000        (original)        (restated)
                                                     Notes        (pound)000        (pound)000        (pound)000        (pound)000
Turnover                                              2, 4            13,376             8,934             8,701             8,701
Net operating costs                                      3           (49,396)          (28,904)          (20,584)          (21,258)
                                                                     -------           -------           -------           -------
Operating loss                                                       (36,020)          (19,970)          (11,883)          (12,557)
Profit on disposal                                       5                82                --               388               388
Share of joint venture loss                          4, 13            (2,007)               --                --                --
                                                                     -------           -------           -------           -------
Loss on ordinary activities before
  interest and taxation                                              (37,945)          (19,970)          (11,495)          (12,169)
Net interest receivable                                  8             9,733             3,156             1,807             1,807
                                                                     -------           -------           -------           -------
Loss on ordinary activities before taxation              9           (28,212)          (16,814)           (9,688)          (10,362)
Tax on loss on ordinary activities                      10             2,864             1,205                --                --
                                                                     -------           -------           -------           -------
Loss for the year                                                    (25,348)          (15,609)           (9,688)          (10,362)
                                                                     -------           -------           -------           -------
Loss per ordinary 5 pence share
- basic and diluted                                     11            (46.04p)          (38.64p)          (26.00p)          (27.81p)
                                                                     -------           -------           -------           -------

There is no difference between the losses on ordinary activities before taxation and the losses for the years stated above, and their historical cost equivalents. The results for the periods above are derived entirely from continuing activities.

Statement of Group total recognised gains and losses

                                                              2001              2000              1999
                                                        (pound)000        (pound)000        (pound)000
Loss for the year                                          (25,348)          (15,609)           (9,688)
                                                           -------           -------           -------
Total recognised losses for the year                       (25,348)          (15,609)           (9,688)
Prior year adjustments/release of warrant reserve               --              (674)             (674)
                                                           -------           -------           -------
Total losses recognised since last annual report           (25,348)          (16,283)          (10,362)
                                                           -------           -------           -------

Consolidated balance sheet

                                                                                                             1999             1999
                                                                        2001               2000        (original)        (restated)
                                                     Notes        (pound)000         (pound)000        (pound)000        (pound)000
Fixed assets
Tangible assets                                         12            14,221             12,738             5,743             5,743

Investments
Investment in joint venture - share of
  gross assets                                                        14,679                 --                --                --
Investment in joint venture - share of
  gross liabilities                                                   (1,686)                --                --                --
Investment in joint venture - provision
  for unrealised profit                                               (2,708)                --                --                --
                                                                    --------           --------           -------           -------
                                                                      10,285             12,738             5,743             5,743
Other investments                                       13             4,251                 --                --                --
                                                                    --------           --------           -------           -------
                                                                      28,757             12,738             5,743             5,743
                                                                    --------           --------           -------           -------
Current assets
Stock                                                   14               346                226               222               222
Debtors                                                 15             9,626              6,109             3,809             3,809
Cash at bank and in hand                                             176,618            203,892            25,969            25,969
                                                                    --------           --------           -------           -------
                                                                     186,590            210,227            30,000            30,000
                                                                    --------           --------           -------           -------
Creditors: amounts falling due within one year          16           (18,250)           (10,725)           (5,806)           (5,806)
                                                                    --------           --------           -------           -------
Net current assets                                                   168,340            199,502            24,194            24,194
                                                                    --------           --------           -------           -------
Total assets less current liabilities                                197,097            212,240            29,937            29,937
Creditors: amounts falling due after more
  than one year                                         17            (2,399)            (2,383)           (3,197)           (3,197)
Provisions for liabilities and charges                  18               (87)              (181)               --                --
                                                                    --------           --------           -------           -------
Net assets                                                           194,611            209,676            26,740            26,740
                                                                    ========           ========           =======           =======
Capital and reserves
Share capital                                           21             2,778              2,727             1,866             1,866
Share premium account                                   23           275,950            265,718            67,360            67,360
Capital reserve                                         23            11,107             11,107            11,107            11,107
Warrant reserve                                         23                --                 --                --               674
Profit and loss account (deficit)                       23           (95,224)           (69,876)          (53,593)          (54,267)
                                                                    --------           --------           -------           -------
Equity shareholders' funds                              23           194,611            209,676            26,740            26,740
                                                                    --------           --------           -------           -------

Consolidated cash flow statement

                                                                                                           1999              1999
                                                                      2001               2000        (original)        (restated)
                                                    Notes       (pound)000         (pound)000        (pound)000        (pound)000
Net cash flow from operating activities                 A          (22,164)           (14,447)          (13,209)          (13,209)

Returns on investments and servicing
  of finance
Interest received                                                    9,042              2,575             2,013             2,013
                                                                   -------           --------           -------           -------
Net cash flow from returns on investments
  and servicing of finance                                           9,042              2,575             2,013             2,013
                                                                   -------           --------           -------           -------
Capital expenditure and financial investment
Purchases of tangible fixed assets                                  (5,306)            (9,266)           (3,935)           (3,935)
Purchases of fixed asset investments                               (19,251)                --                --                --
Sale of tangible fixed assets                                           --                 --                 6                 6
                                                                   -------           --------           -------           -------
Net cash flow from capital expenditure
  and financial investment                                         (24,557)            (9,266)           (3,929)           (3,929)
                                                                   -------           --------           -------           -------
Disposals
Cash consideration from sale of biochemicals
  product line                                          5              115                 --                --                --
Cash consideration from sales of other assets                            7                 --               926               926
                                                                   -------           --------           -------           -------
Net cash flow before management of liquid
  resources and financing                                          (37,557)           (21,138)          (14,199)          (14,199)
                                                                   -------           --------           -------           -------
Management of liquid resources                          B           39,480           (176,738)           13,567            13,567

Financing
Issue of ordinary share capital                                     10,552            213,873               115               115
Expenses paid in connection with share issues                         (269)           (14,812)               --                --
                                                                   -------           --------           -------           -------
Net cash flow from financing                                        10,283            199,061               115               115
                                                                   -------           --------           -------           -------
(Decrease)/increase in net cash                         C           12,206              1,185              (517)             (517)
                                                                   -------           --------           -------           -------

Notes to the consolidated cash flow statement

A. Reconciliation of operating loss to net cash flow from operating activities

                                                                                                      1999              1999
                                                                 2001               2000        (original)        (restated)
                                                           (pound)000         (pound)000        (pound)000        (pound)000
      Operating loss                                          (36,020)           (19,970)          (11,883)          (12,557)
      Depreciation charges (including profit/(loss)
        on disposals)                                           4,418              2,867             2,384             2,384
      Warrants issued                                              --                 --                --               674
      Increase in stock                                          (170)                (4)              (59)              (59)
      (Increase)/decrease in debtors                               34               (514)           (2,960)           (2,960)
      (Decrease)/increase in deferred income                    6,815                706            (1,190)           (1,190)
      Increase in creditors                                     2,759              2,468               499               499
                                                             --------           --------           -------           -------
                                                               13,856              5,523            (1,326)             (652)
                                                             --------           --------           -------           -------
      Net cash flow from operating activities                 (22,164)           (14,447)          (13,209)          (13,209)
                                                             --------           --------           -------           -------

B.    Reconciliation of cash flow to movement in net funds

                                                                                                      1999              1999
                                                                 2001               2000        (original)        (restated)
                                                           (pound)000         (pound)000        (pound)000        (pound)000
      (Decrease)/increase in cash in the year                  12,206              1,185              (517)             (517)
      Cash flow from (decrease)/increase in
        liquid resources                                      (39,480)           176,738           (13,567)          (13,567)
                                                             --------           --------           -------           -------
      Movement in net funds in the year                       (27,274)           177,923           (14,084)          (14,084)
                                                             --------           --------           -------           -------
      Net funds at 1 January                                  203,892             25,969            40,053            40,053
                                                             --------           --------           -------           -------
      Net funds at 31 December                                176,618            203,892            25,969            25,969
                                                             --------           --------           -------           -------

C.    Analysis of net funds

                                       At 1                        At 1                      At 1                      At 31
                                    January          Cash       January        Cash       January         Cash      December
                                       1999          flow          2000        flow          2001         flow          2001
                                 (original)    (original)    (restated)   (restated)
                                 (pound)000    (pound)000    (pound)000   (pound)000   (pound)000   (pound)000    (pound)000
      Cash at bank and in hand        1,178          (517)          661        1,185        1,846       12,206        14,052
      Bank deposits - liquid
        resources                    38,875       (13,567)       25,308      176,738      202,046      (39,480)      162,566
                                    -------       -------       -------      -------     --------     --------       -------
                                     40,053       (14,084)       25,969      177,923      203,892      (27,274)      176,618
                                    -------       -------       -------      -------     --------     --------       -------

Notes to the financial information

1.    Principal accounting policies

The notes to the financial information have been prepared in accordance with applicable accounting standards in the United Kingdom. As disclosed in note 1
(b) below, OGS revised the value ascribed to warrants which were issued in November 1999. This resulted in a restatement of the results for the year ended 31 December 1999. Where appropriate, the notes to the accounts disclose the financial information as originally stated and as restated. A summary of the principal Group accounting policies, which have been applied consistently, is set out below.

(a)   Basis of accounting preparation and consolidation

      The accounts have been prepared under the historical cost convention.

      The accompanying consolidated accounts comprise the accounts of OGS and its subsidiary undertakings (together, the "Group") made up to 31 December each year, together with the Group's share of the net assets and the results of the joint venture. Intra-group balances, sales and profits are eliminated fully on consolidation. The method of merger accounting was adopted for the acquisition of OGS (UK) in 1992 (note 23).

(b)   Treatment of warrants

      Net cash proceeds from the issue of warrants for equity shares, or fair value where warrants are issued for non-cash consideration, are credited to shareholders' funds as a warrant reserve. Upon exercise of the relevant warrant, the amount previously recognised in respect of the warrant is included in the net proceeds of the shares issued and a transfer is made between the warrant reserve and the share premium account.

      Prior year adjustment

      Warrants were issued in November 1999 to G D Searle & Co as part of a transaction to improve the licensing terms for Zavesca. At that time the directors, with outside advice, calculated the value of these warrants and considered that the resultant value was not material and made no entry in the accounts. The directors revisited the valuation during the year ended 31 December 2000 and decided to change the approach taken to valuing warrants issued for non-cash consideration. One of the factors taken into account in the valuation was share price volatility. Previously the approach taken was to assess the volatility of OGS' own share price over a limited period and, on this basis, the G D Searle & Co warrants were not material. The method now applied by OGS is to assess the volatility of a number of comparator companies over a period, which equates to the expected life of the warrants. The directors believe that this approach gives a fairer presentation of the results and the financial position of the Group.

      This new approach resulted in the valuation of the warrants issued in November 1999 being (pound)674,000. This was treated as a prior year adjustment for 31 December 1999 (note 23) and increased both the loss for 1999 and the profit and loss account deficit at 31 December 1999 by (pound)674,000. The creation of the necessary warrant reserve amounting to (pound)674,000 at 31 December 1999 had no impact on equity shareholders' funds at 31 December 1999.

      The change is a one-off charge in 1999 and had no cash effect on the Group. All warrants held by G D Searle & Co were exercised during 2000.

(c)   Turnover

      Turnover represents revenues from collaborative research agreements and the sale of products and services.

      Revenues from collaborative research agreements are recognised in order to match revenues with the underlying deliverables required to fulfill the specific agreement or the achievement of the related milestone. In recognising revenues, consideration is given to the terms and conditions of the agreement. Revenues which are related to the achievement of specified objectives such as milestone fees are recognised when those objectives are met, revenues relating to the delivery of software are recognised on delivery, and revenues relating to time, including upfront fees and on-going research payments, are recognised over the period of the agreement.

      Revenues from the sale of products and services are recognised, excluding value added tax, when goods are supplied and services are rendered to third parties.

(d)   Interest receivable

      Interest receivable is credited to the profit and loss account as it is earned.

(e)   Financial instruments

      The Group's financial instruments comprise cash and liquid resources, and various other items such as investments, trade debtors and trade creditors that arise directly from its operations. The Group's cash and liquid resources are used to fund its research and development programmes. Entities in which the Group holds an interest on a long term basis, but in which it does not have a significant interest, are shown at cost.

      Throughout the period under review, the Group did not engage in hedging or enter into derivative transactions. The Group does not have any committed borrowing facilities due to the significant cash balances held.

      Treasury policies

      The Group places the majority of its cash on short term deposit (note 19), placing sterling and US dollar deposits with UK based banks, with staggered maturities. The Group has a policy objective to minimise the risk of losses by limiting credit exposure to institutions maintaining high quality credit ratings. The principal risks arising from the Group's financial instruments are interest rate and foreign currency risks. The Board reviews and agrees policies for managing each of these risks; the policies were last reviewed and updated in February 2002.

      Interest rate risk

      The Group has exposure to interest rate fluctuations on its deposits. To manage this risk, a proportion of deposits are made at fixed rates, for varying periods up to one year. This form of deposit maintains a high level of liquidity of cash resources whilst allowing some stability in relation to the rates received.

      Foreign currency risk

      Although the Group is based in the UK, it has one overseas subsidiary in the US. As a result, movements in the US dollar/sterling exchange rate can affect the Group's sterling balance sheet. The magnitude of this risk is not currently significant to the Group and therefore no specific measures are undertaken to manage the risk.

      The Group also has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Group's functional currency. In order to reduce the currency exposure, the Group holds US dollar receipts in cash as necessary for up to one year to match expected US dollar expenditures.

(f)   Government grants

      Grants that relate to revenue expenditure are credited to the profit and loss account so as to match the related expenditure. Grants that relate to specific capital expenditure are treated as deferred income, which is then released to the profit and loss account over the related asset's useful life.

(g)   Research and development expenditure

      Research and development expenditure is not capitalised but charged to the profit and loss account as it is incurred.

      Funding of external research programmes is expensed as the related expenditure is incurred, and any initial payment is expensed over the period of the relevant arrangement.

(h)   Pension costs

      OGS (UK) operates a defined contribution pension scheme to provide pension benefits for UK employees and life assurance benefits for both UK and US employees. The scheme is a non-contributory pension scheme, which has tax exempt approval. It is not contracted out of the State Earnings Related Pension Scheme. Employer contributions are charged to the profit and loss account as they become payable.

      OGS Inc operates a 401K pension scheme, a defined contribution scheme with the Principal Mutual Life Insurance Company. OGS Inc pays the administration costs of operating the scheme but does not contribute to the scheme on behalf of its employees.

(i)   Deferred taxation

      Provision is made for deferred taxation using the liability method, in respect of all material timing differences where, in the opinion of the directors, such timing differences are likely to reverse in the foreseeable future. The Group intends to comply with FRS 19 Deferred Tax in the period ending 31 December 2002, when this standard comes into force.

(j)   Foreign currencies

      Assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at each balance sheet date. Transactions in foreign currencies during the year are translated into sterling using the applicable exchange rate in force in the month in which the transaction took place. Resulting exchange differences are dealt with through the profit and loss account.

      The accounts of the overseas subsidiary are consolidated using the temporal method. The profit and loss account is translated at an average monthly rate. Balance sheet monetary items are translated using the closing rate, with exchange gains and losses being taken to the profit and loss account.

(k)   Intangible fixed assets

      Internally generated patents and trademarks are not capitalised, all costs being written off as incurred.

(l)   Tangible fixed assets

      Tangible fixed assets are stated at the purchase cost net of depreciation.

      Depreciation is calculated on a straight-line basis to write off the cost of the asset to its residual value over the estimated useful lives which are as follows:

      Leasehold Improvements         - 10 years or period of lease if shorter
      Other assets                   - 2 to 4 years

(m)   Investments

      Investments are carried at the lower of cost and recoverable amount.

(n)   Finance and operating leases

      When assets are financed by leasing arrangements that give rights approximating ownership (finance leases) or are obtained under hire purchase contracts, they are capitalised at the fair value of the assets at the inception of the lease and are depreciated over their useful lives. All other leases are 'operating leases' and the annual rentals paid under operating leases are charged to the profit and loss account as incurred over the lease period. The benefit of rent free periods is spread over the lease term or, if shorter, the period to the first rent review, to produce an even monthly charge to the profit and loss account for that period.

(o)   Stock

      Stock is stated at the lower of cost or estimated net realisable value. Cost comprises the cost of direct material and labour plus attributable overheads. Provision is made for slow moving or obsolete stock where appropriate.

(p)   National Insurance on share options

      Employer's National Insurance charges on certain share option gains made by employees are accrued over the period from the grant date to the end of the performance period. The charge is recalculated using the market value of the shares at each balance sheet date.

(q)   Joint venture accounting

      Entities in which the Group holds an interest on a long term basis and are jointly controlled by the Group and one or more other venturers under a contractual agreement are treated as joint ventures. The Group's interest in its joint venture is accounted for using the gross equity method.

2.    Segmental information

The Group operates one primary business, being the discovery and development of novel products for the diagnosis and treatment of human disease. The Group's turnover, loss before tax and net assets all relate to this business. The Group's net assets are located in the UK.

The geographical analysis of turnover, all arising in the UK, by destination is as follows:

                                        2001              2000              1999
                                  (pound)000        (pound)000        (pound)000

United Kingdom                         5,422               140               267
Continental Europe                     1,180               942               133
USA and Canada                         6,772             7,840             8,212
Rest of the World                          2                12                89
                                      ------             -----             -----
                                      13,376             8,934             8,701
                                      ------             -----             -----

3.    Net operating costs

                                                                                        1999              1999
                                                    2001              2000        (original)        (restated)
                                              (pound)000        (pound)000        (pound)000        (pound)000
Cost of sales                                         --              (154)             (342)             (342)
Research and development - direct                (36,242)          (22,233)          (15,569)          (16,243)
Research and development - indirect               (5,448)           (3,167)           (2,561)           (2,561)
Sales and marketing costs                         (4,237)             (187)             (226)             (226)
Administrative expenses                           (3,612)           (3,163)           (1,909)           (1,909)
                                                 -------           -------           -------           -------
Total operating costs                            (49,539)          (28,904)          (20,607)          (21,281)
Other operating income                               143                --                23                23
                                                 -------           -------           -------           -------
Total operating costs less other income          (49,396)          (28,904)          (20,584)          (21,258)
                                                 -------           -------           -------           -------

4.    Interest in joint venture

Both OGS (UK) and Marconi hold 50 per cent. of the issued share capital of Confirmant, which was issued for cash for aggregate consideration of (pound)30.0 million in June 2001.

Revenue from Confirmant during the period ended 31 December 2001 amounted to (pound)5.3 million, including (pound)2.9 million relating to the grant of exclusive marketing rights, (pound)0.9 million in respect of the delivery of data analysis software, and (pound)1.5 million in respect of research services. In accordance with FRS 9, 'Associates and Joint Ventures', only revenue relating to Marconi's share of the joint venture's marketing rights and software was initially recognised. The balance of (pound)3.3 million is being recognised over the life of the related assets in the joint venture, being three years.

The Group's share of Confirmant losses for the period ended 31 December 2001 is (pound)2.0 million.

5.    Profit on disposal

The profit on disposal of (pound)82,000 in 2001 relates to final receipts from the sale of the biochemicals product line in 1999. The biochemicals line was sold to Glyko Inc in May 1999 for a maximum consideration of (pound)1.3 million.

                                                                            2001
                                                                      (pound)000

Accrued costs                                                                 33
Profit on disposal                                                            82
                                                                             ---
Consideration satisfied by cash                                              115
                                                                             ---

6.    Staff costs and directors' remuneration

                                                                         2001           2000           1999
Staff numbers
The average monthly number of persons (including executive
  directors) employed during the year by function was:
Research, development and manufacturing                                   186            142            126
Sales and marketing                                                         9             --              1
Managerial and administration                                              24             21             20
                                                                       ------          -----          -----
                                                                          219            163            147
                                                                       ------          -----          -----

                                                                         2001           2000           1999
                                                                   (pound)000     (pound)000     (pound)000
Staff costs during the year in respect of the above employees
Wages and salaries                                                     11,165          7,529          5,612
Social security costs                                                     853            791            576
Pension costs                                                             626            433            351
                                                                       ------          -----          -----
                                                                       12,644          8,753          6,539
                                                                       ------          -----          -----

                                                                         2001           2000           1999
                                                                   (pound)000     (pound)000     (pound)000
Directors' emoluments
Aggregate emoluments                                                    1,596          1,243            926
Aggregate gains made on the exercise of share options                   2,241          7,137             --
Company contributions to money purchase pension schemes                    42             28             22
Compensation for loss of office                                            --            172             --
Sums paid to third parties for directors' services                          5             99             20
                                                                       ------          -----          -----
                                                                        3,884          8,679            968
                                                                       ------          -----          -----

6.    Staff costs and directors' remuneration (continued)

In 2001, three directors (2000: four; 1999: two) had retirement benefits accruing under money purchase pension schemes.

                                                            2001           2000         1999
                                                      (pound)000     (pound)000   (pound)000
Highest paid director
Aggregate emoluments                                         501            456          427
Aggregate gains made on exercise of share options          1,072          2,689           --
                                                           -----          -----          ---

7.    Directors' compensation

The following information provides details of the directors' compensation for the three years ended 31 December 2001:

Directors' Compensation 2001

                            Salary/fees    Benefits(1)         Other           Bonus           Total       Pensions
                            (pound)'000    (pound)'000   (pound)'000     (pound)'000     (pound)'000    (pound)'000
Executive Directors
M L Kranda(2)                       330             22             -             149             501             --
Prof R B Parekh                     175             16             -              53             244             15
Dr C Moyses                         150             14             -              45             209             13
Dr S B Parker(3)                    160             23             7              24             214             14

Non-Executive Directors
G K Raab(4)                         140             --             -             119             259             --
Prof M M Burger                      27             --             -              --              27             --
Dr D L Drakeman                      29             --             -              --              29             --
Prof R A Dwek(5)                     75             --             -              --              75             --
Dr J F Hill                          26             --             -              --              26             --
J L Rennocks(6)                      12             --             -              --              12             --
J J Noble(7)                          5             --             -              --               5             --

Notes:

1. Benefits include medical insurance, life insurance, cash allowances in lieu of the provision of company cars and housing allowances.

2.    Mr M L Kranda resigned from the Board in March 2002.

3. Dr S B Parker's other emoluments relate to relocation allowance payments. Dr S B Parker resigned from the Board post 31 December 2001.

4. Mr G K Raab was paid an exceptional bonus of (pound)119,323 in recognition of his contributions during 2000. This payment (being (pound)100,000 after deduction of tax) was used by Mr Raab to purchase shares in the Company, in respect of which he entered into an undertaking to retain such shares for a minimum period of three years.

5. Professor R A Dwek's remuneration includes the amount of(pound)50,000 (2000:(pound)41,667; 1999:(pound)25,000) received in his capacity as a consultant to the Group.

6. Mr J L Rennocks was appointed to the Board on 15 August 2001. Directors' remuneration includes amounts due to Mr Rennocks from that date.

7. Mr J J Noble retired from the Board effective 10 May 2001. Directors' remuneration includes amounts due to Mr Noble up to that date. The board fees payable to Mr Noble were paid directly to IIex Management Limited.

7.    Directors' compensation (continued)

Directors' Compensation 2000

                                                                         Compensation
                                                                             for loss
                            Salary/fees    Benefits(1)          Other       of office           Bonus           Total      Pensions
                            (pound)'000    (pound)'000    (pound)'000                     (pound)'000     (pound)'000   (pound)'000
Executive Directors
M L Kranda                          285             21             --              --             150             456            --
Prof R B Parekh                     146             16             --              --              53             215            12
Dr C Moyses                          94             10             --              --              42             147             8
Dr S B Parker(2)                     21              2             20              --              --              43             1
C P Triniman                         87             12             --             172              20             291             7

Non-Executive Directors
G K Raab                            114             --             --              --              --             114            --
Prof M M Burger                      27             --             --              --              --              27            --
Dr D L Drakeman                      12             --             --              --              --              12            --
Prof R A Dwek                        77             --             10              --              --              87            --
Dr J F Hill                          13             --             --              --              --              13            --
N J Lowcock                          10             --             --              --              --              10            --
J J Noble                            90             --             --              --              --              90            --
Dr G N Vernon                         9             --             --              --              --               9            --

Directors' Compensation 1999



                            Salary/fees    Benefits(1)          Other           Bonus           Total        Pensions
                            (pound)'000    (pound)'000    (pound)'000     (pound)'000     (pound)'000     (pound)'000
Executive Directors
M L Kranda                          285             22             --             120             427              --
Prof R B Parekh                     135             16             --              34             185              11
Dr C Moyses                          --             --             --              --              --              --
Dr S B Parker(2)                     --             --             --              --              --              --
CP Triniman                         129             16             --              32             177              11

Non-Executive Directors
G K Raab                             92             --             --              --              92              --
J Benjamin                           --             --             --              --              --              --
Prof M M Burger                      10             --             --              --              10              --
Prof R A Dwek                        35             --             --              --              35              --
N J Lowcock                          --             --             --              --              --              --
J J Noble                            10             --             --              --              10              --
J E Thomas                           --             --             --              --              --
Dr G N Vernon                        10             --             --              --              10              --

Waiver of emoluments

In 2001, no directors waived emoluments (2000: one director waived emoluments totalling(pound)95,000; 1999: two directors waived emoluments totalling(pound)10,000).

Directors' options

Directors have been granted options over ordinary shares under the 1989 Scheme and the 1994 Scheme, with vesting periods of up to five years. Pre-determined percentages of the options granted under these schemes may be exercised during each successive year from the date of grant over the duration of the vesting. All options granted under the 1989 Scheme and 1994 Scheme pre-date OGS' floatation on the London Stock Exchange. The executive directors have also been granted options under the Executive Scheme during the year. In addition, executive directors are entitled to apply for options under the Sharesave Scheme. Details on all of these schemes are set out below:

7.    Directors' compensation (continued)

2001

                                               Number of ordinary shares(1)                                  Exercise dates
                         -----------------------------------------------------------------------        ------------------------
                            At 1                                           At 31        Exercise
                         January                                        December           price
                            2001       Granted       Exercised              2001    ((pound))(2)        Earliest          Latest
ML Kranda
1994 Scheme              408,945            --        (120,204)          288,741           1.425          Aug 97          Aug 06
                         160,000            --              --           160,000           2.125          Dec 98          Dec 07
Executive Scheme          84,000            --              --            84,000           17.25          Mar 03          Mar 10
                          11,158            --              --            11,158          15.325          Dec 03          Dec 10
                          88,842(3)         --              --            88,842          15.325          Dec 05          Dec 10
Sharesave Scheme           4,352            --          (4,352)               --            2.24          Jun 01          Dec 01
                              --         1,153              --             1,153            8.40          Jun 04          Dec 04
                         -------        ------        --------           -------
                         757,297         1,153        (124,556)          633,894
                         -------        ------        --------           -------
Prof R B Parekh
1989 Scheme               19,200            --         (19,200)               --            0.75              --              --
                          16,000            --         (16,000)               --            0.75              --              --
                           3,122            --          (3,122)               --            0.75              --              --
                          24,000            --         (24,000)               --            0.75              --              --
                          40,000            --         (40,000)               --            0.75              --              --
                          16,076            --         (16,076)               --            0.75              --              --
1994 Scheme                8,000            --              --             8,000            1.25          Jan 96          Jan 05
                          80,000            --              --            80,000            1.25          Jan 97          Jan 06
                          40,000            --              --            40,000           1.425          Jan 98          Jan 07
                          80,000            --              --            80,000           2.125          Dec 98          Dec 07
Executive Scheme          51,000            --              --            51,000           17.25          Mar 03          Mar 10
                          30,000(3)         --              --            30,000          15.325          Dec 05          Dec 10
                              --        20,000(4)           --            20,000           11.00          Jul 02          Jul 06
                              --        20,000              --            20,000           11.00          Jul 04          Jul 11
                         -------        ------        --------           -------
                         407,398        40,000        (118,398)          329,000
                         -------        ------        --------           -------
Dr C Moyses
1994 Scheme                8,000            --          (4,000)            4,000           1.425          Oct 97          Oct 06
                           8,000            --              --             8,000           1.425          Jan 98          Jan 07
                          12,000            --              --            12,000           2.125          Jul 98          Jul 07
                         102,566            --              --           102,566           2.125          Dec 98          Dec 07
Executive Scheme          35,000            --              --            35,000           17.25          Mar 03          Mar 10
                          27,000(3)         --              --            27,000          15.325          Dec 05          Dec 10
                              --        25,000(4)           --            25,000           11.00          Jul 02          Jul 06
                              --        25,000              --            25,000           11.00          Jul 04          Jul 11
Sharesave Scheme           7,700            --              --             7,700            2.24          Jul 03          Dec 03
                         -------        ------        --------           -------
                         200,266        50,000          (4,000)          246,266
                         -------        ------        --------           -------
Dr S B Parker
Executive Scheme          51,038            --              --            51,038           14.45          Dec 03          Dec 10
                          48,962(3)         --              --            48,962           14.45          Dec 05          Dec 10
                              --        15,000              --            15,000           11.00          Jul 02          Jul 06
                              --        15,000              --            15,000           11.00          Jul 04          Jul 11
Sharesave Scheme              --         1,153              --             1,153            8.40          Jun 04          Dec 04
                         -------        ------        --------           -------
                         100,000        31,153              --           131,153
                         -------        ------        --------           -------

                                               Number of ordinary shares(1)                                  Exercise dates
                         -----------------------------------------------------------------------        ------------------------
                            At 1                                           At 31        Exercise
                         January                                        December           price
                            2001       Granted       Exercised              2001    ((pound))(2)        Earliest          Latest
G K Raab
1994 Scheme              156,971            --              --           156,971            1.25          Oct 96          Oct 05
                          40,000            --              --            40,000           1.425          Aug 97          Aug 06
                          40,000            --              --            40,000           2.125          Dec 98          Dec 07
                         -------        ------        --------           -------
                         236,971            --              --           236,971
                         -------        ------        --------           -------
Prof M M Burger
1994 Scheme               10,000            --              --            10,000           2.125          Dec 98          Dec 07
                          20,000            --              --            20,000           2.125          Feb 99          Feb 08
                         -------        ------        --------           -------
                          30,000            --              --            30,000
                         -------        ------        --------           -------
Prof R A Dwek
1994 Scheme               10,000            --              --            10,000           2.125          Dec 98          Dec 07
                         -------        ------        --------           -------
                          10,000            --              --            10,000
                         -------        ------        --------           -------

Notes;

1.    No options lapsed during the year.

2. The market price of the OGS' share at the end of the financial year was(pound)6.425 and the range of market Closing Prices during the year was between(pound)4.50 and(pound)15.10.

3. These are Second Tier options which are subject to performance criteria. These options can be exercised from the fifth anniversary of grant provided that either the increase in the average Total Shareholder Return over the preceding 60 months falls in the upper quartile when ranked against companies in the FTSE Small Cap Index with respect to options granted prior to 10 May 2001 or the FTSE 350 Index with respect to options granted after that date, or OGS' share price has at least doubled since the date of the grant.

4. These are Third Tier options exercisable as to one third on each of the first second and third anniversaries of the Grant Date.

5. These options have been granted over shares in OGS (UK), as a subsidiary of OGS. Exercise of options under this scheme results in the optionholder receiving ordinary shares in OGS of a quantity and at the exercise price as set out above.

2000

                                               Number of ordinary shares(1)                                  Exercise dates
                         -----------------------------------------------------------------------        ------------------------
                            At 1                                          At 31         Exercise
                         January                                        December           price
                            2000        Granted      Exercised              2000    ((pound))(2)        Earliest          Latest
ML Kranda
1994 Scheme              600,000             --       (191,055)          408,945           1.425          Aug 97          Aug 06
                         160,000             --             --           160,000           2.125          Dec 98          Dec 07
Executive Scheme              --         84,000             --            84,000           17.25          Mar 03          Mar 10
                              --         11,158             --            11,158          15.325          Dec 03          Dec 10
                              --         88,842(3)          --            88,842          15.325          Dec 05          Dec 10
Sharesave Scheme           4,352             --             --             4,352            2.24          Jun 01          Dec 01
                         -------        -------       --------           -------
                         764,352        184,000       (191,055)          757,297
                         -------        -------       --------           -------
Prof R B Parekh
1989 Scheme(4)            19,200             --             --            19,200            0.75          Aug 97          Aug 04
                          16,000             --             --            16,000            0.75          Jan 97          Jan 04
                           3,122             --             --             3,122            0.75          Mar 98          Mar 05
                          24,000             --             --            24,000            0.75          Mar 98          Mar 05
                          40,000             --             --            40,000            0.75          Mar 98          Mar 05
                          16,076             --             --            16,076            0.75          Mar 98          Mar 05
1994 Scheme                8,000             --             --             8,000            1.25          Jan 96          Jan 05
                          80,000             --             --            80,000            1.25          Jan 97          Jan 06
                         113,600             --       (113,600)               --            1.25              --              --
                          40,000             --             --            40,000           1.425          Jan 98          Jan 07
                          80,000             --             --            80,000           2.125          Dec 98          Dec 07
Executive Scheme              --         51,000             --            51,000           17.25          Mar 03          Mar 10
                              --         30,000(3)          --            30,000          15.325          Dec 05          Dec 10
                         -------        -------       --------           -------
                         439,998         81,000       (113,600)          407,398
                         -------        -------       --------           -------
Dr C Moyses
1994 Scheme               20,000             --        (12,000)            8,000           1.425          Oct 97          Oct 06
                          20,000             --        (12,000)            8,000           1.425          Jan 98          Jan 07
                          20,000             --         (8,000)           12,000           2.125          Jul 98          Jul 07
                         120,000             --        (17,434)          102,566           2.125          Dec 98          Dec 07
Executive Scheme          35,000             --             --            35,000           17.25          Mar 03          Mar 10
                              --         27,000(3)          --            27,000          15.325          Dec 05          Dec 10
Sharesave Scheme           7,700             --             --             7,700            2.24          Jun 03          Dec 03
                         -------        -------       --------           -------
                         222,700         27,000        (49,434)          200,266
                         -------        -------       --------           -------
Dr S B Parker
Executive Scheme              --         51,038             --            51,038           14.45          Dec 03          Dec 10
                              --         48,962(3)          --            48,962           14.45          Dec 05          Dec 10
                         -------        -------       --------           -------
                              --        100,000             --           100,000
                         -------        -------       --------           -------
G K Raab
1994 Scheme              240,000             --        (83,029)          156,971            1.25          Oct 96          Oct 05
                          40,000             --             --            40,000           1.425          Aug 97          Aug 06
                          40,000             --             --            40,000           2.125          Dec 98          Dec 07
                         -------        -------       --------           -------
                         320,000             --        (83,029)          236,971
                         -------        -------       --------           -------

                                               Number of ordinary shares(1)                                  Exercise dates
                         -----------------------------------------------------------------------        ------------------------
                            At 1                                          At 31         Exercise
                         January                                        December           price
                            2000        Granted      Exercised              2000    ((pound))(2)        Earliest          Latest
Prof M M Burger
1994 Scheme               12,000             --        (12,000)               --            1.25              --              --
                           8,000             --         (8,000)               --           1.425              --              --
                          10.000             --             --            10,000           2.125          Dec 98          Dec 07
                          20,000             --             --            20,000           2.125          Feb 99          Feb 08
                         -------        -------       --------           -------
                          50,000             --        (20,000)           30,000
                         =======        =======       ========           =======
Prof R A Dwek
1994 Scheme               10,000             --             --            10,000           2.125          Dec 98          Dec 07
                         -------        -------       --------           -------
                          10,000             --             --            10,000
                         -------        -------       --------           -------
J J Noble
1994 Scheme               20,000             --             --            20,000           1.425          Apr 98          Apr 07
                          20,000             --             --            20,000           2.125          Feb 99          Feb 08
                         -------        -------       --------           -------
                          40,000             --             --            40,000
                         -------        -------       --------           -------

1999

                                           Number of ordinary shares(1)                              Exercise dates
                      ---------------------------------------------------------------------      ----------------------
                         At 1                                          At 31       Exercise
                      January                                       December          price
                         1999        Granted      Exercised             1999   ((pound))(2)      Earliest        Latest
ML Kranda
1994 Scheme           600,000             --             --          600,000          1.425          1997          2006
                      160,000             --             --          160,000          2.125          1998          2007
Sharesave Scheme        4,352             --             --            4,352           2.24          2001          2001
                      -------          -----          -----          -------
                      764,352             --             --          764,352
                      -------          -----          -----          -------
Prof R B Parekh
1989 Scheme             3,904             --             --            3,904           0.75          1998          2005
                       30,000             --             --           30,000           0.75          1998          2005
                       50,000             --             --           50,000           0.75          1998          2005
                       20,096             --             --           20,096           0.75          1998          2005
                       24,000             --             --           24,000           0.75          1997          2004
                       20,000             --             --           20,000           0.75          1997          2004
1994 Scheme             8,000             --             --            8,000           1.25          1996          2005
                       80,000             --             --           80,000           1.25          1997          2006
                      113,600             --             --          113,600           1.25          1997          2006
                       40,000             --             --           40,000          1.425          1998          2007
                       80,000             --             --           80,000          2.125          1998          2007
                      -------          -----          -----          -------
                      469,600             --             --          469,600
                      =======          =====          =====          =======

                                           Number of ordinary shares(1)                              Exercise dates
                      ---------------------------------------------------------------------      ----------------------
C P Triniman
1994 Scheme           160,000             --             --          160,000          2.125          1998          2007
                       30,000             --             --           30,000          2.125          1999          2008
Sharesave Scheme        6,964             --             --            6,964           2.24          2005          2005
                      -------          -----          -----          -------
                      196,964             --             --          196,964
                      -------          -----          -----          -------
G K Raab
1994 Scheme           240,000             --             --          240,000           1.25          1996          2005
                       40,000             --             --           40,000          1.425          1997          2006
                       40,000             --             --           40,000          2.125          1998          2007
                      -------          -----          -----          -------
                      320,000             --             --          320,000
                      -------          -----          -----          -------
Prof M M Burger
1994 Scheme            12,000             --             --           12,000           1.25          1996          2005
                        8,000             --             --            8,000          1.425          1998          2007
                       10,000             --             --           10,000          2.125          1998          2007
                       20,000             --             --           20,000          2.125          1999          2008
                      -------          -----          -----          -------
                       50,000             --             --           50,000
                      -------          -----          -----          -------
Prof R A Dwek
1994 Scheme            10,000             --             --           10,000          2.125          1998          2007
                      -------          -----          -----          -------
                       10,000             --             --           10,000
                      -------          -----          -----          -------
J J Noble
1994 Scheme            20,000             --             --           20,000          1.425          1998          2007
                       20,000             --             --           20,000          2.125          1999          2008
                      =======          =====          =====          =======
                       40,000             --             --               --
                      -------          -----          -----          -------

Gains made by directors on share options

The table below shows gains made by individual directors from the exercise of share options:

                                               2001           2000          1999
                                         (pound)000     (pound)000    (pound)000

G K Raab                                         --          1,183            --
M L Kranda                                    1,072          2,689            --
Professor R B Parekh                          1,136          1,619            --
Dr C Moyses                                      33            678            --
Professor M M Burger                             --            284            --
C P Triniman                                     --            684            --
                                              -----          -----          ----
Total                                         2,241          7,137            --
                                              -----          -----          ----

Directors' interest in ordinary shares

The Directors who held office at the end of the financial year had interests in the shares of the Company described below, inclusive of family interests or interests as trustees, in addition to the options disclosed above. All of these were beneficial and related to the shares of OGS. Save as specially noted, there have been no changes to the holdings between 31 December 2001 and 20 March 2002.

                                      At 1       At 31        At 31         At 1
                                  December    December     December      January
                                      2001        2000         1999         1999
Directors' interest in
  ordinary shares
G K Raab(1)                         26,102      15,630       11,482       11,482
M L Kranda                          50,000       5,444        4,000        4,000
Professor R B Parekh                71,212      21,212       20,812       20,812
Dr C Moyses                         26,876      22,876       17,738       17,738
Professor M M Burger                52,878      52,878       58,759       58,759
Professor R A Dwek                  47,799      51,777      102,009      102,009
Dr D L Drakeman(2)                   1,142          --           --           --
Dr J F Hill(3)                       1,204          --           --           --
J J Noble(4)                            --          --       10,000       10,000
C P Triniman(5)                         --          --       13,831       13,831
Dr G N Vernon(6)                        --          --       30,039       30,039
                                    ------      ------      -------      -------

Notes:

1. At 20 March 2002, the holding of Mr G K Rabb had increased to 26,587 shares.

2. At 20 March 2002, the holding of Dr D L Drakeman had increased to 1,928 shares.

3. At 20 March 2002, the holding of Dr J F Hill had increased to 2,037 shares.

4.    Mr J J Noble retired from the Board effective 10 May 2001.

5.    Mr C P Triniman retired from the Board effective 1 September 2000.

6.    Dr G N Vernon retired from the Board effective 4 May 2000.

Share schemes

The Group has four share schemes. Details of the two principal schemes under which grants of options may be made, the Executive Scheme and the Sharesave Scheme, are given below. The total number of shares that may be issued in pursuance of rights granted after 10 May 2001 under the Executive Scheme and the Sharesave Scheme may not in aggregate exceed ten per cent. of the issued share capital of OGS.

The Executive Scheme is divided into two elements. The first element is used to grant options on a basis within Inland Revenue limits. The second element is for granting options beyond the Inland Revenue limits. Options granted under the Executive Scheme are also divided into First, Second and Third Tier Options. First Tier options may be granted to qualifying employees and may be exercised three years after the date of grant and are not subject to demanding performance criteria. Second Tier options may be granted to qualifying employees but are subject to demanding performance criteria and may be exercised five years after the date of the grant. Third Tier options may be granted to qualifying employees, vest one-third annually on the anniversary of grant for three years after grant, and are not subject to performance criteria. The sum of First, Second and Third Tier options granted to new recruits may not exceed the value of eight times annual salary, except in exceptional circumstances. Thereafter, the sum of First, Second and Third Tier options that may be granted to qualifying existing employees in any year may not exceed the value of four times annual salary, except in exceptional circumstances. First and Second Tier options have a ten year life. Third Tier options have a five year life.

7.    Directors' compensation (continued)

The Sharesave Scheme is available for participation to qualifying employees of OGS and its participating subsidiaries. Under this scheme, options may only be granted to employees entering an Inland Revenue approved savings contract with a nominated savings institution. During the year, the fourth invitation to apply for options under the Sharesave Scheme was issued and as a result options over 66,988 ordinary shares were granted. Mr M L Kranda and Dr S B Parker participated in this grant.

8.    Interest receivable

                                        2001              2000              1999
                                  (pound)000        (pound)000        (pound)000

On bank deposits                       9,733             3,156             1,807
                                       -----             -----             -----

9.    Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is arrived at after charging/(crediting):

                                                          2001              2000              1999              1999
                                                                                        (original)        (restated)
                                                    (pound)000        (pound)000        (pound)000        (pound)000
Depreciation - owned tangible assets                     4,419             2,926             2,383             2,383
Revenue from government grant                              (14)               --               (23)              (23)
Profit on disposal of tangible fixed assets                 (1)              (59)                1                 1
Operating lease rentals
- hire of plant & machinery                                148                39                23                23
- hire of other assets                                   1,052               586               517               517
Auditors' remuneration
- audit services                                            78                41                46                46
- other services                                           147                23                 8                 8
Exchange (profit)/loss                                    (131)              227                31                31
Direct research and development expenditure             36,242            22,233            15,569            16,243
Indirect research and development expenditure            5,448             3,167             2,561             2,561
                                                       -------           -------           -------           -------

Included within share issue costs (note 23) is auditors' remuneration for other services of (pound)9,000 (2000: (pound)737,000; 1999: (pound)nil).

10.   Tax on loss on ordinary activities

No liability arose to UK corporation taxation during the year. In 2001, the Group has losses computed for taxation purposes of approximately (pound)73.1 million (2000: (pound)64.0 million, 1999: (pound)48.0 million) available to carry forward to future periods.

The Group has recognised Research and Development Tax Credits totalling (pound)2.9 million (2000: (pound)1.2 million; 1999: (pound)nil) in the accounts, relating to the period from 1 January 2001 to 31 December 2001. Under this scheme, qualifying losses may be surrendered in return for credits at 24 per cent. of the qualifying losses, which are receivable in cash.

11.   Loss per ordinary share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume exercise of all options, which would be potentially dilutive. Due to the loss making position of the Group, the exercise of share options does not increase the basic loss per share and therefore according to FRS14 'Earnings Per Share', the basic and diluted loss per share remain the same. There is no difference between the basic and diluted loss per share.

                                                       Weighted
                                           Loss         Average
                                        for the       number of       Per share
                                          year           shares          amount
                                    (pound)000             '000           pence

1999 (original)                         (9,688)          37,256          (26.00)
1999 (restated)                        (10,362)          37,256          (27.81)
2000                                   (15,609)          40,397          (38.64)
2001                                   (25,348)          55,052          (46.04)
                                       -------           ------          -----

12.   Tangible fixed assets

                                  Leasehold             Other
                               Improvements            Assets             Total
                                 (pound)000        (pound)000        (pound)000
Cost:
At 1 January 1999                     2,400             6,758             9,158
Additions                             1,832             1,845             3,677
Disposals                                (1)             (102)             (103)
                                    -------           -------           -------
At 31 December 1999                   4,231             8,501            12,732
                                    -------           -------           -------
Additions                             5,249             4,672             9,921
Disposals                                --              (235)             (235)
                                    -------           -------           -------
At 31 December 2000                   9,480            12,938            22,418
                                    -------           -------           -------
Additions                               870             5,038             5,908
Disposals                                --               (12)              (12)
                                    -------           -------           -------
At 31 December 2001                  10,350            17,964            28,314
                                    -------           -------           -------
Depreciation:
At 1 January 1999                     1,038             3,634             4,672
Charge for year                         342             2,041             2,383
Disposals                                (1)              (65)              (66)
                                    -------           -------           -------
At 31 December 1999                   1,379             5,610             6,989
                                    -------           -------           -------
Charge for year                         629             2,297             2,926
Disposals                                --              (235)             (235)
                                    -------           -------           -------
At 31 December 2000                   2,008             7,672             9,680
                                    -------           -------           -------
Charge for year                         972             3,447             4,419
Disposals                                --                (6)               (6)
                                    -------           -------           -------
At 31 December 2001                   2,980            11,113            14,093
                                    -------           -------           -------
Net book value:
At 31 December 1999                   2,852             2,891             5,743
                                    -------           -------           -------
At 31 December 2000                   7,472             5,266            12,738
                                    -------           -------           -------
At 31 December 2001                   7,370             6,851            14,221
                                    -------           -------           -------

At 31 December 2001, the Group had contractually committed to (pound)2.0 million (2000: (pound)1.2 million; 1999: (pound)0.1million) of capital expenditure, which had not been delivered prior to 31 December and hence was not provided in the accounts.

13.   Fixed asset investments

Investment in joint venture

                                                                      (pound)000
Cost:
At 1 January 2001                                                             --
Additions                                                                 15,000
                                                                          ------
At 31 December 2001                                                       15,000
                                                                          ------
Movements:
At 1 January 2001                                                             --
Share of joint venture losses                                              2,007
Provision for unrealised profit                                            2,708
                                                                          ------
At 31 December 2001                                                        4,715
                                                                          ------
Net book value:
At 31 December 2001                                                       10,285
                                                                          ------
Net book value:
At 31 December 2000 and 1999                                                  --
                                                                          ------

In June 2001, OGS (UK) subscribed (pound)15.0 million in cash for 50 per cent. of the issued shares in Confirmant. Confirmant will provide database services to pharmaceutical and biotechnology companies.

Payments received from Confirmant for marketing rights and data analysis software are being taken to revenue. A total of (pound)6.5 million has been received by OGS; (pound)3.8 million has been taken to revenue during the year and a provision for unrealised profit of (pound)2.7 million has been recorded. The provision for unrealised profit is being released to revenue over the expected useful life of the assets to which it relates, being three years.

Other investments

                                                                      (pound)000
Cost:
At 1 January 2001                                                             --
Additions                                                                  4,251
                                                                           -----
At 31 December 2001                                                        4,251
                                                                           -----
Provisions:
At 1 January 2001 and 31 December 2001                                        --
                                                                           -----
Net book value:
At 31 December 2001                                                        4,251
                                                                           -----
At 31 December 2000 and 1999                                                  --
                                                                           -----

The Group's other investment of (pound)4.3 million consists of one million convertible preference shares in NeoGenesis Inc, which were received as part of a three year drug discovery collaboration. The shares received were recorded at (pound)4.23 ($5.97) each, which reflected the most recent subscription price for NeoGenesis Inc's equity, and the aggregate subscription price of $6.0 million was paid in cash. The preference shares are convertible into ordinary shares and represented not greater than 5 per cent. of NeoGenesis Inc's issued share capital at 31 December 2001.

                                                                         Loans to
                                                             Cost    subsidiaries           Total
Investment in subsidiary                               (pound)000      (pound)000      (pound)000
Cost:
At 1 January 1999 and 31 December 1999, 2000 and 2001          85          36,974          37,059
                                                               --          ------          ------
Amounts written off:
At 1 January 1999 and 31 December 1999, 2000 and 2001          --             393             393
                                                               --          ------          ------
Net book value:
At 31 December 1999, 2000 and 2001                             85          36,581          36,666
                                                               --          ------          ------

At 31 December 2001, OGS had the following wholly owned subsidiaries which operate principally in their country of incorporation:

                          Principal business      Country of         Description of
Subsidiary Undertaking    activity                incorporation      shares held
OGS (UK)                  Drug discovery using    England & Wales    Ordinary 1 pence shares
                          proteome technology

OGS GT Ltd                Dormant                 England & Wales    Ordinary 1 pence shares

OGS Inc                   Business development    USA                Ordinary $1 shares

All interests are direct except, the interest in OGS Inc which is by virtue of OGS' interest in OGS (UK). The results of the above companies are included in the consolidated financial statements.

14.   Stock

                                              2001           2000           1999
                                        (pound)000     (pound)000     (pound)000

Raw materials and consumables                  346            206            202
Work in progress                                --             10              9
Finished goods                                  --             10             11
                                               ---            ---            ---
                                               346            226            222
                                               ---            ---            ---

15.   Debtors

                                                         2001            2000           1999
                                                   (pound)000      (pound)000     (pound)000
Amounts falling due within one year:
Trade debtors                                           3,355           3,630          3,399
Other debtors                                           4,195           1,622            124
Prepayments and accrued income                          1,703             827            256
Amounts falling due after more than one year:
Other debtors                                              30              30             30
Prepayments and accrued income                            343              --             --
                                                       ------          ------          -----
                                                        9,626           6,109          3,809
                                                       ------          ------          -----

Other debtors include (pound)4.1 million (2000:(pound)1.2 million; 1999:(pound)nil) in relation to Research and Development Tax Credits receivable within one year (note 10).

16.   Creditors: amounts falling due within one year

                                            2001            2000           1999
                                      (pound)000      (pound)000     (pound)000

Trade creditors                            2,885           2,126          1,743
Other taxation and social security           532             236            169
Other creditors                               --              --             81
Deferred income (note 17)                  7,341           3,250          1,730
Accruals                                   7,492           5,113          2,083
                                          ------          ------          -----
                                          18,250          10,725          5,806
                                          ------          ------          -----

17.   Creditors: amounts falling due after more than one year

                                            2001            2000           1999
                                      (pound)000      (pound)000     (pound)000

Deferred income                            2,399           2,383          3,197
                                          ------          ------          -----

Deferred income is released to the profit and loss account to match revenues with the underlying deliverables required to fulfill each specific agreement.

18.   Provisions for liabilities and charges

                                 At 1         Charge         At 31          Charge            At 31           Charge           At 31
                              January         in the      December          in the         December           in the        December
                                 1999           year          1999            year             2000             year            2001
                           (pound)000     (pound)000    (pound)000      (pound)000       (pound)000       (pound)000      (pound)000
Provision for National
  Insurance                        --             --            --              73               73              (73)             --
Other provisions                   --             --            --             108              108              (21)             87
                                  ---            ---           ---             ---              ---              ---             ---
                                   --             --            --             181              181              (94)             87
                                  ---            ---           ---             ---              ---              ---             ---

Provision for National Insurance relates to the employer's National Insurance charge which will be payable on certain share option gains made by employees. The charge is calculated using the market value of the shares at the balance sheet date, and is accrued over the period from the date of grant to the end of the performance period.

Other provisions relate to gains due to employees associated with the exercising of share options. Amounts may become due when the employees exercise the relevant share options, and the amount will be determined by the share price on the exercise date. The maximum amount payable is being accrued over the period from the date of grant of the share options to the end of the performance period. The maturity profile of these provisions is set out below:

Other provisions

                                                 2001         2000          1999
                                           (pound)000   (pound)000    (pound)000

Less than one year to eight years                  75           --            --
Between one and nine years                         12           50            --
Between two and ten years                          --           58            --
                                                  ---          ---           ---
                                                   87          108            --
                                                  ---          ---           ---

19.   Financial instruments

Note 1(e) provides an explanation of the role that financial instruments have had during the period in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The numerical disclosures in these notes deal with the financial assets and liabilities as defined in FRS 13 'Derivatives and Other Financial Instruments'. The period end position is considered representative of the Group's position during the year and is consistent with its objectives.

Short term debtors and creditors

Short term debtors and creditors have been excluded from the following disclosures, other than in the currency risk disclosures.

Interest rate profile of financial assets

The interest rate risk profile of the Group's financial assets at 31 December was:

                                       2001             2001             2001             2000             2000             2000
                                      Fixed         Floating                             Fixed         Floating
                                       rate             rate            Total             rate             rate            Total
                                 (pound)000       (pound)000       (pound)000       (pound)000       (pound)000       (pound)000
Sterling                            145,235           33,669          178,904          199,500            1,930          201,430
US Dollar                             1,798              172            1,970            2,177              104            2,281
Other                                    --               25               25               --              211              211
                                    -------          -------          -------          -------          -------          -------
                                    147,033           33,866          180,899          201,677            2,245          203,922
                                    -------          -------          -------          -------          -------          -------
of which:
- short-term deposits               147,033           15,556          162,589          201,677              369          202,046
- cash at bank and in hand               --           14,029           14,029               --            1,846            1,846
- other long term debtors                --               30               30               --               30               30
- other investment                       --            4,251            4,251               --               --               --
                                    -------          -------          -------          -------          -------          -------
                                    147,033           33,866          180,899          201,677            2,245          203,922
                                    -------          -------          -------          -------          -------          -------

                                       1999            1999            1999
                                      Fixed        Floating
                                       rate            rate           Total
                                 (pound)000      (pound)000      (pound)000
Sterling                             25,308             591          25,899
US Dollar                                --              98              98
Other                                    --               2               2
                                     ------          ------          ------
                                     25,308             691          25,999
                                     ------          ------          ------
of which:
- short-term deposits                25,308              --          25,308
- cash at bank and in hand               --             661             661
- other long term debtors                --              30              30
- other investment                       --              --              --
                                     ------          ------          ------
                                     25,308             691          25,999
                                     ------          ------          ------

Under FRS 13 'Derivatives and Other Financial Instruments', all short term deposits are considered to be floating rate. However OGS believes it is appropriate to give the above information regarding these items. Fixed rate short term deposits in sterling are placed with banks up to a maximum period of one year. Contracts in place at 31 December 2001 had a weighted average period to maturity of 2.0 months, (2000: 1.7 months; 1999: 2.8 months) and a weighted average annualised rate of interest of 4.27 per cent (2000: 5.8 per cent.; 1999:
5.8 per cent.). Floating rate cash earns interest at prevailing market rates.

The Group's other investment of (pound)4.3 million consists of one million preference shares in NeoGenesis Inc, which were received for cash consideration (note 13).

Financial liabilities

The Group's only financial liabilities, other than short term trade creditors, other creditors and accruals, are deferred income received under its collaboration arrangements (notes 16 and 17) and provisions for liabilities and charges (note 18). These represent non-interest bearing financial liabilities.

Fair value

The fair value of financial assets and liabilities, based on the directors' best estimate, is not materially different from the reported book values.

Currency exposures

The Group has one principal functional currency, sterling. The table below shows the extent to which the Group has monetary assets and liabilities in currencies other than sterling. Foreign exchange differences on re-translation of these assets and liabilities are charged to the profit and loss account.

                                                      Net foreign currency monetary assets/(liabilities)
                              2001        2001         2001        2000        2000        2000        1999        1999         1999
                         US Dollar       Other        Total   US Dollar       Other       Total   US Dollar       Other        Total
                        (pound)000  (pound)000   (pound)000  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000   (pound)000
Functional currency of
  Group operation              276          (6)         270       4,362          64       4,426       3,121        (166)       2,955
                               ---          --          ---       -----          --       -----       -----        ----        -----

20.   Deferred taxation

There is no potential liability for deferred taxation in the current or previous years. Details of the tax losses of the Group are set out in note 9.

21.   Share capital

                                        Ordinary shares of                 Ordinary shares of                 Ordinary shares of
                                     5 pence nominal value              5 pence nominal value              5 pence nominal value
                                       2001           2001                2000           2000                1999           1999
                                     Number     (pound)000              Number     (pound)000              Number     (pound)000
Authorised
Ordinary shares                  80,000,000          4,000          80,000,000          4,000          80,000,000          4,000
                                 ----------          -----          ----------          -----          ----------          -----
Allotted, called up and
  fully paid
Ordinary shares                  55,565,759          2,778          54,530,955          2,727          37,320,774          1,866
                                 ----------          -----          ----------          -----          ----------          -----

2001

During the year ended 31 December 2001, ordinary shares of 5 pence each were allotted for cash as follows:

1. 389,642 shares were allotted pursuant to the exercise of options under OGS' share option schemes.

2. 645,162 shares were allotted to Marconi pursuant to a subscription agreement dated 15 June 2001.

2000

During the year ended 31 December 2000, ordinary shares of 5 pence each were allotted as follows:

1. 1,130,252 shares were allotted pursuant to the exercise of options under OGS' share option schemes.

2. 2,074,765 shares were allotted pursuant to the completion of a Placing and Open Offer in March 2000.

3.    360,163 shares were allotted pursuant to exercise of warrants.

4. 94,383 shares were allotted to Pfizer and 185,913 shares to Medarex pursuant to collaborative agreements.

5. 13,364,705 shares were allotted pursuant to the completion of an Open Offer and International Offering in December 2000.

1999

During the year ended 31 December 1999, 85,316 ordinary shares of 5 pence nominal value were allotted pursuant to the exercise of options under OGS' share option schemes.

22.   Share options

2001

(a)   Grants of options

Option grants during the year ended 31 December 2001 consisted of:

1 66,988 ordinary shares under the Sharesave Scheme at a subscription price of(pound)8.40.

2 871,770 ordinary shares under the Executive Scheme at exercise prices between(pound)5.725 and(pound)14.125. These were designated as Tier 1, Tier 2 or Tier 3 options.

(b)   Options outstanding

At 31 December 2001, options outstanding were as follows:

                                                                                                                 Exercisable in
                                     Number of shares                                                                    normal
                                   2001               2000                            Exercise price              circumstances
1989 Scheme (1)                   2,480            123,278               (pound)0.75                          From 1995 to 2005
1994 Scheme                   1,421,854          1,633,496          From (pound)1.25 to (pound)2.125          From 1994 to 2008
Executive Scheme              2,221,606          1,387,046          From (pound)1.69 to (pound)23.40          From 2001 to 2011
Sharesave Scheme                211,770            196,891          From (pound)2.24 to (pound)26.20          From 2001 to 2008
Contractual rights:
University of Oxford             10,000             20,000               (pound)1.25                          From 1995 to 2002

Note:

(1) The 1989 Scheme provides options to subscribe for shares of 1 pence nominal value in OGS (UK). Option holders exercising options under the 1989 Scheme are required to relinquish their rights to ordinary shares of 1 pence nominal value in OGS (UK) in consideration for the issue of four ordinary shares of 5 pence nominal value in OGS for every five ordinary shares of 1 pence nominal value in OGS (UK). The numbers for the 1989 Scheme in the above table take account of this right and reflect the number of ordinary shares of 5 pence nominal value to which holders of options under the scheme would be entitled.

2000

(a)   Grants of options

Option grants during the year ended 31 December 2000 consisted of:

1 4,571 ordinary shares under the Sharesave Scheme at a subscription price of(pound)26.20.

2 1,180,050 ordinary shares under the Executive Scheme at exercise prices between(pound)14.45 and(pound)23.40. These were designated as Tier 1 or Tier 2 options.

(b)   Options outstanding

At 31 December 2000, options outstanding were as follows:

                                                                                                                 Exercisable in
                                    Number of shares                                                                     normal
                                   2000               1999                            Exercise price              circumstances
1989 Scheme(1)                  123,278            150,792               (pound)0.75                          From 1995 to 2005
1994 Scheme                   1,633,496          2,744,508          From (pound)1.25 to (pound)2.125          From 1994 to 2008
Executive Scheme              1,387,046            373,386          From (pound)1.69 to (pound)23.40          From 2001 to 2010
Sharesave Scheme                196,891            207,967          From (pound)2.24 to (pound)26.20          From 2001 to 2007
Contractual rights:
University of Oxford             20,000             30,000               (pound)1.25                          From 1995 to 2002

Note:

1 The 1989 Scheme provides options to subscribe for shares of 1 pence nominal value in OGS (UK). Option holders exercising options under the 1989 Scheme are required to relinquish their rights to ordinary shares of 1 pence nominal value in OGS (UK) in consideration for the issue of four ordinary shares of 5 pence nominal value in OGS for every five ordinary shares of 1 pence nominal value in OGS (UK). The numbers for the 1989 Scheme in the above table take account of this right and reflect the number of ordinary shares of 5 pence nominal value to which holders of options under the scheme would be entitled.

Warrants

The treatment of warrants is set out in notes 1 (e).

1999

(a)   Grants of options

      During the year, options over OGS' ordinary shares were granted as follows:

      (i) Over 63,758 ordinary shares of 5 pence nominal value under the Sharesave Scheme at subscriptions prices of 247.6 pence.

      (ii) Over 236,712 ordinary shares of 5 pence nominal value under the Executive Scheme at exercise prices between(pound)3.09 and(pound)3.45 per share.

      All options under the Executive Scheme granted during the year were designated as recruitment and Tier 1 options. It is the policy of the Compensation Committee that future grants over a market value of (pound)30,000 (as valued at the date of grant) would be split equally between Tier 1 and Tier 2 options.

(b)   Options outstanding

      At 31 December 1999 options outstanding were as follows:

                                     Number of shares of 5 pence                                                     Exercisable in
                                            nominal value                                                                    normal
                                         1999               1998                      Subscription price              circumstances
      1989 Scheme(1)                  150,792            168,112          (pound)0.75                             From 1996 to 2005
      1994 Scheme                   2,744,508          2,870,300          From(pound)1.25 to(pound)2.125          From 1996 to 2008
      Executive Scheme                373,386            140,020          From(pound)1.69 to(pound)3.45           From 2001 to 2009
      Sharesave Scheme                207,967            156,954          From(pound)2.24 to(pound)2.476          From 2001 to 2006
      Contractual rights:
      University of Oxford             30,000             50,000          (pound)1.25                             From 1995 to 2002

      (1) The 1989 Scheme provides options to subscribe for shares of 1 pence nominal value in OGS (UK). Option holders exercising options under the 1989 Scheme are required to relinquish their rights to ordinary shares of 1 pence nominal value in OGS (UK) in consideration for the issue of four ordinary shares of 5 pence nominal value in OGS for every five ordinary shares of 1 pence nominal value in OGS (UK). The numbers for the 1989 Scheme in the above table take account of this right and reflect the number of ordinary shares of 5 pence nominal value to which holders of options under the scheme would be entitled.

23.   Reserves

                                                     Share
                                                   premium          Capital          Warrant         Profit and
                                                   account       reserve(1)          reserve       loss account              Total
                                                (pound)000       (pound)000       (pound)000         (pound)000         (pound)000
Balances at 1 January 1999
  as previously reported                            67,249           11,107               --            (43,905)            34,451

Premium on shares issued during the year               111               --               --                 --                111
Loss for the year                                       --               --               --             (9,688)            (9,688)
                                                  --------           ------          -------           --------           --------
Balances at 31 December 1999
  as originally stated                              67,360           11,107               --            (53,593)            24,874
                                                  --------           ------          -------           --------           --------
Prior year adjustment - warrants                        --               --              674               (674)                --
as restated                                         67,360           11,107              674            (54,267)            24,874
                                                  --------           ------          -------           --------           --------
Premium on shares issued                           213,012               --               --                 --            213,012
Expenses of shares issued                          (15,328)              --               --                 --            (15,328)
Warrants exercised during the year                     674               --             (674)                --                 --
Loss for the year                                       --               --               --            (15,609)           (15,609)
                                                  ========           ======          =======           ========           ========
Balances at 31 December 2000                       265,718           11,107               --            (69,876)           206,949
                                                  --------           ------          -------           --------           --------
Premium on shares issued                            10,501               --                                  --             10,501
Expenses of shares issued                             (269)              --                                  --               (269)
Retained profit for the year                            --               --                             (25,348)           (25,348)
                                                  --------           ------          -------           --------           --------
Balances at 31 December 2001                       275,950           11,107                             (95,224)           191,833
                                                  --------           ------          -------           --------           --------

Note:

(1) The capital reserve represents the excess of the issued capital and share premium account of OGS (UK) over the nominal value of the shares issued by OGS in consideration of its acquisition in 1992. The entire share capital of OGS (UK) was acquired by OGS on the basis of two shares in OGS for one share in OGS (UK) and was accounted for as a merger.

Warrants

During the year ended 31 December 1999 OGS issued warrants to G D Searle & Co over 360,163 ordinary shares of 5 pence nominal value, exercisable from 11 November 1999 to 10 November 2004 at a price of (pound)3.78 per share. These warrants were transferable in units of no less than 20,000 and were not listed on any public exchange.

As explained in note 1(b), the directors have revised the approach to valuing warrants issued for non-cash consideration. The new approach results in a valuation of the warrants of (pound)674,000, which has been charged to the profit and loss account as a direct research expense and treated as a prior year adjustment. All warrants held by G D Searle & Co were exercised during 2000.

24.   Reconciliation of movements in shareholders' funds

                                                                2001               2000              1999              1999
                                                                                               (original)        (restated)
                                                          (pound)000         (pound)000        (pound)000        (pound)000
Loss for the year                                            (25,348)           (15,609)           (9,688)          (10,362)
New share capital issued                                      10,552            213,873               115               115
Expenses of share issue                                         (269)           (15,328)               --                --
Prior year adjustment - warrants                                  --                 --                --               674
                                                            --------           --------           -------           -------
Net addition to/(reduction in) shareholders' funds           (15,065)           182,936            (9,573)           (9,573)

Opening shareholders' funds                                  209,676             26,740            36,313            36,313
                                                            --------           --------           -------           -------
Closing shareholders' funds                                  194,611            209,676            26,740            26,740
                                                            --------           --------           -------           -------

25.   Financial commitments

The Group had annual commitments under non-cancellable operating leases as follows:

                                       2001            2001            2000            2000            1999           1999
                                   Land and                        Land and                        Land and
                                  buildings           Other       buildings           Other       buildings          Other
                                 (pound)000      (pound)000      (pound)000      (pound)000      (pound)000     (pound)000
Expiring within one year                 41              --               1               4              16              9
Expiring between one
  and two years                         418              25              41              --              --             11
Expiring between two
  and five years                        209              29             239              47             267              1
Expiring after five years               475              --             475              --             475             --
                                      -----             ---             ---             ---             ---             --
                                      1,143              54             756              51             758             21
                                      -----             ---             ---             ---             ---             --

In addition to the above, the Group has a number of long term financial commitments in relation to existing collaborative agreements. During the year ended 31 December 2001, the Group entered into an agreement to lease a further property with an annual rental of approximately (pound)1.2 million.

26. Summary of differences between UK and US generally accepted accounting principles

Reconciliation of loss for the year and equity shareholders' funds

The Group's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP").

The effect of the US GAAP adjustments to the loss for the years ended 31 December 2000 and 2001 and equity shareholders' funds as at 31 December 2000 and 2001 are set out in the tables below. US GAAP adjustments were not presented in the consolidated financial statements for the year ended 31 December 1999.

(a)   Reconciliation of loss for the year to US GAAP

                                                                           2001               2000
                                                                     (pound)000         (pound)000
Loss for the year under UK GAAP                                         (25,348)           (15,609)
US GAAP adjustments
  Revenue
  Revenue recognition                                     (i)             3,175              1,420
  Confirmant revenue                                     (ii)            (3,792)                --
Operating expenses:
  Share compensation expense                            (iii)               (87)               (77)
  Capitalisation of software costs                       (iv)                --                154
  Depreciation of capitalised software costs             (iv)               (77)               (19)
  Payroll tax on share options                            (v)               (73)                73
Share of joint venture loss                              (ii)               542                 --
Amortisation of negative goodwill                        (ii)               325                 --
                                                                       --------           --------
Net loss for the year under US GAAP                                     (25,335)           (14,058)
                                                                       --------           --------
Basic and diluted loss per share under US GAAP                           (46.02p)           (34.80p)
                                                                       --------           --------

(b)   Reconciliation of equity shareholders' funds to US GAAP

                                                                           2001               2000
                                                                     (pound)000         (pound)000
Equity shareholders' funds under UK GAAP                                194,611            209,676
US GAAP adjustments:
Deferred income: Revenue recognition                      (i)            (1,107)            (4,282)
Tangible Fixed Assets
  Capitalisation of software costs                       (iv)               154                154
  Depreciation of capitalised software costs             (iv)               (96)               (19)
  Provisions for liabilities and charges
  Payroll tax on share options                            (v)                --                 73
Negative goodwill                                        (ii)            (3,250)                --
Amortisation of negative goodwill                        (ii)               325                 --
                                                                       --------           --------
Shareholders' equity under US GAAP                                      190,637            205,602
                                                                       --------           --------

26. Summary of differences between UK and US generally accepted accounting principles (continued)

(i)   Revenue recognition

      Under UK GAAP, revenues from collaborative research agreements are recognised in order to match revenues with the underlying deliverables required to fulfil the specific agreement, or they are recognised upon the achievement of specific objectives, including the delivery of software.

      Under US GAAP, revenues from such collaborative research agreements, including up front fees, technology and software licence fees, ongoing research payments and milestone fees, are recognised as if they entire contract were a single element arrangement using the lesser of non-refundable cash received or the result achieved using percentage of completion accounting.

(ii)  Confirmant

      See notes 4 and 13.

      In June 2001, Confirmant was formed as a joint venture between OGS (UK) and Marconi, each owning 50 per cent. of the issued share capital. Confirmant was formed primarily for the purpose of marketing proteomics and genomics databases to pharmaceutical and biotechnology companies for use in their research.

      OGS (UK) and Marconi each invested (pound)15.0 million in cash as a capital contribution. At the same time, OGS (UK) received (pound)5.0 million as consideration for granting Confirmant exclusive licences to intellectual property on three specific databases, and (pound)1.5 million as consideration for granting a licence to use data analysis software.

      Under UK GAAP, OGS (UK)'s investment was recorded at (pound)15.0 million and the amount received for database and software licences is being recognised as revenue, with Marconi's share recognised immediately and the balance of (pound)3.3 million recognised over the life of the related assets, being three years.

      Under US GAAP, because OGS (UK) received (pound)6.5 million for certain intangible assets simultaneously with its cash investment in Confirmant, OGS
(UK)'s investment in Confirmant was effectively (pound)8.5 million in cash plus intangible assets with a carrying value of zero. However, Marconi contributed (pound)15.0 million for its share of the joint venture and, therefore, negative goodwill of (pound)3.3 million was recognised by OGS (UK) upon the formation of the joint venture. This negative goodwill is being amortised over its expected useful life of five years.

      OGS (UK) also entered into a Database Services Agreement with Confirmant to provide services in connection with the continued population of the three licensed databases. As consideration for these services, Confirmant will pay up to (pound)22.5 million, of which (pound)3.0 million was received by OGS (UK) in advance.

(iii) Share compensation expense

      Under UK GAAP, no accounting recognition has been given to share options where the exercise price is equal to the market price of the security on the date of grant of the option. Under US GAAP, equity instruments issued to non-employees are required to be measured at fair value and included as compensation in the profit and loss account over the vesting period of the options. In addition, discounts given to employees under the Sharesave Plan are recorded as compensation charge over the vesting period of the options.

      The Group has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB25"). Under APB 25, an excess of market value at the date of grant over exercise price of the options is charged to shareholders' equity as an unearned compensation upon issuance of options under the plans, and subsequently amortised over the vesting period.

26. Summary of differences between UK and US generally accepted accounting principles (continued)

(iv)  Capitalisation of software costs

      Under UK GAAP, the cost of internally developed software, for both internal and external use, is expenses as incurred. Under US GAAP, such costs are capitalised once technological feasibility is established, if the software is sold or marketed to external users. Capitalisation ceases once such software is available for general release. Amounts capitalised are amortised over their useful life of two years.

(v)   Payroll tax on share options

      Under UK GAAP, employer's payroll is accrued for over the period from the date share options are granted to the date of exercise (see note 1(o)). Under US GAAP, such tax is recognised when the options are exercised.

                                   PART III(B)

                  RECONCILIATION OF OGS' FINANCIAL INFORMATION
                   TO CONFORM WITH CAT'S ACCOUNTING POLICIES

There are differences between the accounting policies adopted by OGS under UK GAAP and those adopted by CAT under UK GAAP which would give rise to material adjustments relating to revenue recognition. An unaudited restatement of OGS' financial information under CAT's accounting policies is set out below:

                                                             6 months
                                                                ended                      Year ended 31 December
                                                              30 June         -----------------------------------------------
                                                                 2002               2001               2000              1999
                                                                                                                   (restated)
                                                           (pound)000         (pound)000         (pound)000        (pound)000
(a)   Loss for the period                                     (19,519)           (25,348)           (15,609)          (10,362)
Adjustments:
  Revenue recognition                                             782               (979)             1,696            (2,450)
                                                             --------           --------           --------           -------
Loss for the period after adjustment to accord with
  CAT's accounting policies                                   (18,737)           (26,327)           (13,913)          (12,812)
                                                             --------           --------           --------           -------
(b)   Shareholders' equity as reported in the
      consolidated balance sheet                              175,346            194,611            209,676            26,740
Adjustments:
  Revenue recognition                                          (4,203)            (4,985)            (4,006)           (5,702)
                                                             --------           --------           --------           -------
Shareholders' equity as adjusted to accord with
  CAT's accounting polices                                    171,143            189,626            205,670            21,038
                                                             --------           --------           --------           -------

(c)   Reconciliation of profit and loss account for the year ended 31 December
      2001

                                                                       As                               As
                                                               originally                         restated
                                                             stated under                            under
                                                                      OGS                              CAT
                                                                 policies    Adjustments          policies
                                                               (pound)000     (pound)000        (pound)000
Turnover                                                           13,376           (979)           12,397
Net operating costs                                               (49,396)            --           (49,396)
                                                                  -------           ----           -------
Operating loss                                                    (36,020)          (979)          (36,999)
Share of joint venture loss                                        (2,007)            --            (2,007)
Profit on disposal                                                     82             --                82
                                                                  -------           ----           -------
Loss on ordinary activities before interest and taxation          (37,945)          (979)          (38,924)
Interest receivable                                                 9,733             --             9,733
                                                                  -------           ----           -------
Loss on ordinary activities before taxation                       (28,212)          (979)          (29,191)
Tax loss on ordinary activities                                     2,864             --             2,864
                                                                  -------           ----           -------
Loss for the year                                                 (25,348)          (979)          (26,327)
                                                                  -------           ----           -------

(d)   Reconciliation of balance sheet as at 31 December 2001

                                                              Audited net                         Restated net
                                                                   assets                               assets
                                                                    under                                under
                                                                      OGS                                  CAT
                                                                 policies       Adjustments           policies
                                                               (pound)000        (pound)000         (pound)000
Fixed assets
Tangible                                                           14,221                --             14,221
Investments                                                        14,536                --             14,536
                                                                 --------           -------           --------
                                                                   28,757                --             28,757
                                                                 --------           -------           --------
Current assets
Stock                                                                 346                --                346
Debtors                                                             9,626                --              9,626
Cash at bank and in hand                                          176,618                --            176,618
                                                                 --------           -------           --------
Total current assets                                              186,590                --            186,590
Creditors: amounts falling due within one year                    (18,250)           (1,626)           (19,876)
                                                                 --------           -------           --------
Net current assets                                                168,340            (1,626)           166,714
                                                                 --------           -------           --------
Total assets less current liabilities                             197,097            (1,626)           195,471
Creditors: amounts falling due after more than one year            (2,399)           (3,359)            (5,758)
Provisions for liabilities and charges                                (87)               --                (87)
                                                                 ========           =======           ========
Net assets                                                        194,611            (4,985)           189,626
                                                                 --------           -------           --------

(e) Reconciliation of profit and loss account for the six months ended 30 June 2002

                                                              Audited net                         Restated net
                                                                   assets                               assets
                                                                    under                                under
                                                                      OGS                                  CAT
                                                                 policies       Adjustments           policies
                                                               (pound)000        (pound)000         (pound)000
Turnover                                                            5,780               782              6,562
Net operating costs                                               (28,767)               --            (28,767)
                                                                  -------               ---            -------
Operating loss                                                    (22,987)              782            (22,205)
Share of joint venture loss                                        (1,641)               --             (1,641)
                                                                  -------               ---            -------
Loss on ordinary activities before interest and taxation          (24,628)              782            (23,846)
Interest receivable                                                 3,256                --              3,256
                                                                  -------               ---            -------
Loss on ordinary activities before taxation                       (21,372)              782            (20,590)
Tax loss on ordinary activities                                     1,853                --              1,853
                                                                  -------               ---            -------
Loss for the period                                               (19,519)              782            (18,737)
                                                                  -------               ---            -------

(f)   Reconciliation of balance sheet as at 30 June 2002

                                                              Audited net                         Restated net
                                                                   assets                               assets
                                                                    under                                under
                                                                      OGS                                  CAT
                                                                 policies       Adjustments           policies
                                                               (pound)000        (pound)000         (pound)000
Fixed assets
Tangible                                                           14,800                --             14,800
Investments                                                        16,969                --             16,969
                                                                 --------           -------           --------
                                                                   31,769                --             31,769
                                                                 --------           -------           --------
Current assets
Stock                                                                 321                --                321
Debtors                                                            10,116                --             10,116
Cash at bank and in hand                                          153,376                --            153,376
                                                                 --------           -------           --------
Total current assets                                              163,813                --            163,813
Creditors: amounts falling due within one year                    (18,622)             (952)           (19,574)
                                                                 --------           -------           --------
Net current assets                                                145,191              (952)           144,239
                                                                 --------           -------           --------
Total assets less current liabilities                             176,960              (952)           176,008
Creditors: amounts falling due after more than one year            (1,614)           (3,251)            (4,865)
                                                                 --------           -------           --------
Net assets                                                        175,346            (4,203)           171,143
                                                                 --------           -------           --------

Summary of significant differences between OGS' accounting policies under UK GAAP and CAT accounting policies under UK GAAP

The accounting policies under which the consolidated financial statements of OGS are prepared differ in certain respects from the accounting policies as applied by CAT. The principal differences which impacts loss for the period and/or net assets are set out below:

Revenue recognition

Under OGS' accounting policies, revenues from collaborative research agreements are recognised in order to match revenues with the underlying deliverables required to fulfil the specific agreement, or they are recognised upon the achievement of specific objectives, including the delivery of software. Non-refundable technology licence fees are recognised on grant of the licence.

Under CAT's accounting policies, non-refundable licence fees are recognised over the period of the licence term or the period of the related research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is spread forward over the period to the expiration of the relevant patents licensed.

Revenues from CAT's collaborative research agreements are recognised in two ways. For milestone payments receivable on the achievement of certain technical deliverables, revenue is recognised based on the percentage of completion of the relevant work. Revenue recognised is limited to the aggregate amount of non-refundable milestone payments received. Where CAT provides research and development services to corporate collaborators in the form of Full Time Equivalent ("FTE") employees at a specified rate per FTE, such revenues are recognised as the services are rendered.

CAT has not, to date, recognised any revenue related to software deliverables. CAT's accounting policy for software licences accords to the principles applied for recognising revenue for its technology access licence fees, as set out above i.e. non-refundable software licence fees are recognised over the period of the relevant licence.

The Directors and Proposed Directors

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ                                                         6 February 2003

Dear Sirs

We report on the unaudited reconciliation of the consolidated balance sheets as at 31 December 1999, 2000 and 2001, the consolidated balance sheet as at 30 June 2002, the consolidated profit and loss accounts for each of the three financial years ended 31 December 2001 and the consolidated profit and loss account for the six months ended 30 June 2002 of Oxford GlycoSciences Plc ("OGS") and its subsidiaries ("the financial information (as adjusted) of OGS") prepared on the basis of the accounting policies of CAT set out in Part III(B) of these Listing Particulars (which will also be incorporated by reference into the CAT Shareholder Circular).

Responsibilities

It is the responsibility solely of the Directors of CAT to prepare the financial information (as adjusted) of OGS in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the financial information (as adjusted) of OGS and to report our opinion to you.

The financial information (as adjusted) of OGS incorporates significant reclassifications of and adjustments to the historical consolidated financial statements and historical interim results of OGS. The historical consolidated financial statements of OGS for each of the two years ended 31 December 2000 state that they were prepared in accordance with UK GAAP and were audited by PriceWaterhouseCoopers who gave unqualified reports thereon. The historical consolidated financial statements of OGS for the year ended 31 December 2001 state that they were prepared in accordance with UK GAAP and were audited by Ernst & Young LLP who gave an unqualified report thereon. The historical unaudited interim results for the six months ended 30 June 2002 were prepared in accordance with UK GAAP. We do not accept any responsibility for the historical financial statements or historical interim results of OGS, which were the responsibility of the directors of OGS.

Basis of Opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued in the United Kingdom by the Auditing Practices Board. Our work, which was substantially less in scope than an audit and involved no independent examination of any of the underlying financial information, consisted primarily of making enquiries of the management of OGS and its auditors to establish the accounting policies which were applied in the preparation of the underlying financial information, considering the evidence supporting the reclassifications and adjustments made and discussing the financial information (as adjusted) of OGS with the CAT Directors.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

1. the financial information (as adjusted) of OGS has been properly compiled on the basis stated; and

2. the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) of OGS on a basis consistent in all material respects with the accounting policies of CAT.

Yours faithfully



Deloitte & Touche
Chartered Accountants

                                   PART III(C)

                   UNAUDITED INTERIM RESULTS OF THE OGS GROUP
                      FOR THE SIX MONTHS ENDED 30 JUNE 2002


1.    Nature of Financial Information

The financial information in this Part III(C) has been extracted without material adjustment from the unaudited consolidated interim announcement of OGS for the six months to 30 June 2002, as released on 26 September 2002.

2.    Highlights of the year to date

Organisational

o Appointment of Dr David Ebsworth as Chief Executive Officer

o Completion of strategic review of OGSoperations

o Implementation of cost control efforts to reduce burn-rate

o Divisionalisation of OGS into three business units - Proteomics, Inherited Storage Disorders and Oncology

o Appointment of Denis Mulhall as new Chief Financial Officer

Commercial

o Positive CPMPopinion recommending EU approval for Zavesca

o Marketing collaboration for Zavesca in EU signed with Acetelion representing significant cost savings, equitable profit share and faster route to market for Zavesca

o Medarex collaboration progressing well and on target to file an Investigational New Drug Application (IND) for MDX-OGS 001 in Q2 2003

o Three year collaboration signed with BioInvent to identify, develop, manufacture and commercialise novel therapeutic antibodies

o First licence issued to GeneProt to operate under OGS' proteomics patents

o New collaboration with Cystic Fibrosis Foundation Therapeutics Inc to discover and validate serum biomarkers of cystic fibrosis

o Acceptance of the first clinically valid protein targets by Bayer using OGS's core proteomics technologies

o Cooperative Research and Development Agreement (CRADA) signed with FDAto identify serum biomarkers for the early prediction and evaluation of drug induced toxicities

Financial review

o Revenue of (pound)5.8 million for the six months to 30 June 2002 (H1 2001: (pound)8.7 million)

o Loss for the period was (pound)19.5 million (H1 2001: (pound)7.2 million), reflecting the expansion of OGS's drug discovery programmes with NeoGenesis and BioInvent, and manufacturing costs associated with Zavesca launch

o Cash balance at 30 June 2002 of(pound)153.4 million (at 31 December 2001: (pound)176.6 million)

3.    Chairman's Statement

The year to date has held several challenges for OGS. In July, we were delighted to receive a positive opinion from the Committee for Proprietary Medicinal Products (CPMP) for recommendation of Zavesca, our oral therapy against type 1 Gaucher Disease, for approval by the European Commission.

Following the CPMP's positive opinion, our priority is to continue working with the regulators to complete the final steps in the process to achieve full approval for the drug in Europe, which we expect to be by the end of the year. It is our goal to establish a market presence in type 1 Gaucher Disease, to expand the product label and explore new previously untreatable indications. A new dosing schedule/switch trial with Zavesca in Europe is planned to begin shortly. In addition to Zavesca, we have a second product, OGT 923, which has shown promising results in in vivo studies and we expect it to enter the clinic by the end of 2002.

The success of our marketing application in Europe was balanced by the receipt of a "complete response" letter from the US Food and Drug Administration ("FDA") indicating that Zavesca is not approvable in the US at present based upon the dossier submitted in August 2001. OGS had a meeting with the FDA on 24 September and we expect additional guidance in the near future. Our study OGT-918 005 is continuing at New York University.

In Israel, IRB permission to recommence drug trials was received in July. In conjunction with our Israeli marketing partner, Teva, we plan to file Zavesca before the year end. Additionally, we plan to initiate an access protocol for those patients that want to continue to receive Zavesca at the end of clinical studies.

A trial exploring Zavesca in Niemann-Pick type C has commenced. We expect similar trials in type 3 Gaucher Disease and Late Onset Tay Sachs to begin recruiting in 2002. These indications represent a potential pool of some 2,000 additional patients for which there is no alternative therapy.

In July, we announced a European marketing and distribution partnership with Actelion Ltd, the Swiss biotechnology company, which has recently had its first drug approved in the EU and US. Under the terms of this partnership, Actelion will market Zavesca in the EU. This is a five year agreement that provides excellent economics for OGS and offers substantial cost savings and risk reduction when compared to the alternative of building our own infrastructure. It also offers a quicker route to market for Zavesca.

In the area of drug discovery, we entered into a second collaboration in monoclonal antibodies, with BioInvent, a Swedish biotechnology company. BioInvent is a leading player in phage display technologies, giving OGS an additional means of discovering antibody therapies. Most of the ensuing antibody discoveries will be wholly owned by OGS. As part of this collaboration, OGS invested $5m in BioInvent.

During the period, significant collaborations were also signed with our industry-leading proteomics group and a number of our existing collaborations extended. A new proteomics initiative was signed with Cystic Fibrosis Foundation Therapeutics Inc to discover and validate serum biomarkers of cystic fibrosis and associated pulmonary complications. More recently, OGS entered into a Cooperative Research and Development Agreement (CRADA) with the Center for Drug Evaluation and Research of the FDA. The research collaboration will aim to identify serum protein biomarkers that could be useful across species during drug development for early prediction and evaluation of drug-induced toxicities.

In addition, we were pleased to extend our proteomics collaborations with Pfizer, to identify biomarkers for Alzheimer's disease and atherosclerosis, and Bayer, for the identification of therapeutic targets for asthma and Chronic Obstructive Pulmonary Disorder. Bayer has recently accepted targets under its collaboration, which means that our targets have met stringent validation criteria and will go directly into screening for discovery of potential therapeutic drugs. Finally, we were pleased to validate our investment in intellectual property with the issuance of the first licence to our core proteomics patents and technologies to GeneProt.

We continue to work to bring antibodies and small molecules to the clinic in both the cancer and glycolipid storage disorder therapeutic areas. Preclinical development of OGT 923, an analogue of Zavesca, is in its final stages and we are on target for a first dose in man by the end of 2002. We have, however, discontinued preclinical development of our first anti-heparanase new chemical entity (NCE), OGT 2492, after inconclusive preclinical results. We are currently evaluating various back-up compounds and expect to bring the chosen candidate into the clinic by the end of 2004. From our imino sugar research, we have identified a number of compounds with anti-cancer activity. A lead compound, OGT 2378, is being explored in preclinical oncology models and we have a target IND date of Q1 2004.

We are also pleased with the progress being made in our collaboration with Medarex. The efforts exerted by the research and development teams are showing results and we anticipate that an IND for an oncology indication will be filed for MDX-OGS 001 (Heparanase 1 antibody) in Q2 2003.

Following the response to our New Drug Application (NDA) for Zavesca by the FDA, we have moved swiftly to reduce our cost base. We have closed our Bridgewater, New Jersey facility and Don DeGolyer, who was appointed to the Board during the period, resigned from the Board and the Company. We have also carried out a review of our UK operations and made some selective redundancies, and restructured and streamlined some of our existing alliances. The strategic steps being taken by the Company following these changes are described below.

During the period, Michael Kranda, who served the Company as Chief Executive Officer since 1996, announced his decision to resign from the Company for personal reasons. We were all saddened by this decision as Michael led the Company through its flotation onto the London Stock Exchange in 1998 and the NASDAQ listing in 2000. I am delighted to report that Michael has now taken up a position as CEO of a biotechnology start-up in Seattle, Washington. I hope that he will guide it to as much success as he had with OGS.

We were delighted to appoint Dr David Ebsworth to succeed Michael. David joins us following a successful career in Bayer where he was Global Head of Pharmaceuticals. He has already moved the Company forward implementing significant changes to control costs, improve focus and build the potential for long-term profitability. His management as well as his sales and marketing experience have also been invaluable in determining the right course to launch Zavesca in Europe. We very much look forward to continued success under his leadership.

In addition, we have appointed Denis Mulhall as Chief Financial Officer. He is a senior executive with a strong international background in finance and operations, and will be taking over from Stephen Parker who will be leaving the Company with immediate effect.

Over the last six months, the global stock markets have proved challenging for companies in all sectors and OGS has been affected along with many other biotechnology companies. We are grateful for the continued support of our shareholders along with the great commitment and efforts of our staff during the period and look forward to the improved development of the Group, guided by a clear strategy and regained momentum.

G Kirk Raab
Chairman

26 September 2002

4.    Chief Executive's Statement

In the period since I took over as CEOof OGS, I have taken the opportunity to review the operations and cost base of the company. It is clear that, in light of the delays in the approval of Zavesca in the US, we must focus on those parts of our business that will enhance shareholder value in the shortest possible time.

OGS has a leading technology base in its world-class proteomics platform, several molecules with high potential in the field of cancer and inherited storage disorders approaching the clinic and, of course, Zavesca. We also have sufficient resources with which to build value, including a cash balance of (pound)153.4 million at 30 June 2002.

As part of the review, and in light of our core competencies, the Board accepted a recommendation to reorganise the Company in order to focus clearly on our areas of strength. We will increase transparency, responsibility and accountability through the creation of three business units:Inherited Storage Disorders (ISD), Proteomics and Oncology. ISDand Oncology will each form the core of our research and product development activities. They will each be supported by Proteomics, which will be tasked with extending its commercial relationships, commercialising its existing intellectual property and creating new product offerings so that it rapidly achieves profitability.

From January 2003, we will report these as distinct business units. Each unit will be tasked with leveraging the internal expertise within the company, and the external expertise of our partners in order to maximise progress and value creation, whilst controlling costs and minimising cash burn. Proteomics has the key objective of achieving profitability in 2003 and ISD of achieving profitability in 2005.

Oncology will become an increasing focus for OGS and the major portion of OGScash will be allocated to funding the development of high quality oncology products. Operationally, the oncology business unit will focus on the development of OGS' current pipeline, with strategic acquisitions of products and, where appropriate, companies to fill the gap in our clinical pipeline.

In summary, the goal of the company moving forward is to become an R&D based pharmaceutical company with a focus on delivering shareholder value from products for oncology and inherited storage disorders, supported by world-class proteomics.

I am committed to ensuring that this new organisation will form the basis for rapid improvement in OGS' performance.

David R Ebsworth, PhD
Chief Executive Officer

26 September 2002

5.    Independent review report

Introduction

We have been instructed by Oxford GlycoSciences Plc to review the financial information for the six months ended 30 June 2002 which comprises the Profit and Loss Account, Balance Sheet and Cash Flow Statement and the related notes 1 to
7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performance

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. Areview consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Ernst & Young LLP
Reading

26 September 2002

Unaudited Consolidated Profit and Loss Account

                                                                    Half year      Half year          Year
                                                                        ended          ended         ended
                                                                     30.06.02       30.06.01      31.12.01
                                                          Notes   (pound)'000    (pound)'000   (pound)'000
Turnover                                                   2, 3         5,780          8,712        13,376
Net operating costs                                                   (28,767)       (22,879)      (49,396)
                                                                      -------        -------       -------
Operating loss                                                        (22,987)       (14,167)      (36,020)
Share of joint venture loss                                 3          (1,641)            --        (2,007)
Profit on disposal                                                         --            109            82
                                                                      -------        -------       -------
Loss on ordinary activities before interest and taxation              (24,628)       (14,058)      (37,945)
Net interest receivable                                                 3,256          5,413         9,733
                                                                      -------        -------       -------
Loss on ordinary activities before taxation                           (21,372)        (8,645)      (28,212)
Tax on loss on ordinary activities                                      1,853          1,413         2,864
                                                                      -------        -------       -------
Loss for the period                                                   (19,519)        (7,232)      (25,348)
                                                                      -------        -------       -------
Loss per ordinary 5 pence share
- basic and diluted                                         4         (35.11p)       (13.25p)      (46.04p)
                                                                      -------        -------       -------

The Group has no recognised gains and losses other than the losses above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the losses on ordinary activities before taxation and the losses for the periods stated above, and their historical cost equivalents.

Unaudited Group Balance Sheet

                                                                              30.06.02      30.06.01      31.12.01
                                                                 Notes     (pound)'000   (pound)'000   (pound)'000
Fixed assets
Tangible assets                                                                 14,800        14,089        14,221
                                                                              --------      --------      --------
Investments
Investment in joint venture - share of gross assets                             11,874        15,000        14,679
Investment in joint venture - share of gross liabilities                          (522)           --        (1,686)
Investment in joint venture - provision for unrealised profit                   (2,162)       (3,250)       (2,708)
                                                                              --------      --------      --------
                                                                     3           9,190        11,750        10,285
Other investments                                                    5           7,779            --         4,251
                                                                              --------      --------      --------
                                                                                31,769        25,839        28,757
                                                                              --------      --------      --------
Current assets
Stock                                                                              321           251           346
Debtors                                                                         10,116         9,837         9,626
Cash at bank and in hand                                                       153,376       195,872       176,618
                                                                              --------      --------      --------
                                                                               163,813       205,960       186,590
                                                                              --------      --------      --------
Creditors: amounts falling due within one year                                 (18,622)      (15,836)      (18,250)
                                                                              --------      --------      --------
Net current assets                                                             145,191       190,124       168,340
                                                                              --------      --------      --------
Total assets less current liabilities                                          176,960       215,963       197,097
Creditors: amounts falling due after more than one year                         (1,614)       (3,640)       (2,399)
Provisions for liabilities and charges                                              --           (73)          (87)
                                                                              --------      --------      --------
Net assets                                                                     175,346       212,250       194,611
                                                                              --------      --------      --------
Capital and reserves
Share capital                                                                    2,785         2,761         2,778
Share premium account                                                          276,197       275,490       275,950
Capital reserve                                                                 11,107        11,107        11,107
Profit and loss account (deficit)                                             (114,743)      (77,108)      (95,224)
                                                                              --------      --------      --------
Equity shareholders' funds                                          6          175,346       212,250       194,611
                                                                              --------      --------      --------

The financial information contained in this interim report does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. This statement of half year results will be sent to all shareholders. Copies are available to members of the public at the Group's registered office shown at the back of this report.

The comparative figures for the year ended 31 December 2001 have been extracted from the Group's statutory financial statements for that financial year. Those accounts carried an unqualified audit report and have been filed with the Registrar of Companies.

Unaudited Consolidated Cash Flow Statement

                                                                         Half year     Half year          Year
                                                                             ended         ended         ended
                                                                          30.06.02      30.06.01      31.12.01
                                                             Notes     (pound)'000   (pound)'000   (pound)'000
Net cash outflow from operating activities                       A         (22,379)       (3,649)      (22,164)
Returns on investments and servicing of finance                              4,677         3,437         9,042
Taxation                                                                     1,281            --            --
Purchases of tangible fixed assets                                          (3,547)       (3,011)       (5,306)
Purchases of fixed asset investments                                        (3,528)      (15,000)      (19,251)
Disposals - cash consideration                                                  --           115           122
                                                                          --------      --------      --------
Net cash outflow before management of
  liquid resources and financing                                           (23,496)      (18,108)      (37,557)
Management of liquid resources                                              32,104        23,585        39,480
Financing                                                                      254        10,088        10,283
                                                                          --------      --------      --------

Increase in net cash                                             B           8,862        15,565        12,206
                                                                          --------      --------      --------
(A) Reconciliation of operating loss
  to net cash outflow from operating activities
Operating loss                                                             (22,987)      (14,167)      (36,020)
Depreciation charges                                                         2,476         2,001         4,418
Decrease/(increase) in stock                                                    25           (47)         (170)
(Increase)/decrease in debtors                                              (1,339)         (344)           34
(Decrease)/increase in deferred income                                      (1,585)        5,721         6,815
Increase in creditors                                                        1,031         3,187         2,759
                                                                          --------      --------      --------
                                                                               608        10,518        13,856
                                                                          --------      --------      --------
Net cash outflow from operating activities                                 (22,379)       (3,649)      (22,164)
                                                                          --------      --------      --------
(B) Reconciliation of net cash flow to movement in net funds
Increase in cash in the period                                               8,862        15,565        12,206
Cash inflow from movement in liquid resources                              (32,104)      (23,585)      (39,480)
                                                                          --------      --------      --------
Movement in net funds in the period                                        (23,242)       (8,020)      (27,274)
Net funds at commencement of the period                                    176,618       203,892       203,892
                                                                          --------      --------      --------
Net funds at the end of the period                               7         153,376       195,872       176,618
                                                                          --------      --------      --------

Notes to the Accounts

1     Accounting policies

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts. The statements were approved by a duly appointed and authorised committee of the Board of Directors on 26 September 2002.

2     Segmental information

The geographical analysis of turnover, all arising in the UK, by destination is as follows:

                                      Half year      Half year           Year
                                          ended          ended          ended
                                       30.06.02       30.06.01       31.12.01
                                    (pound)'000    (pound)'000    (pound)'000

United Kingdom                            1,946          3,260          5,422
Continental Europe                          866            597          1,180
USA and Canada                            2,915          4,853          6,772
Rest of the World                            53              2              2
                                          -----         ------         ------
                                          5,780          8,712         13,376
                                          -----         ------         ------

Details of turnover from Confirmant, a joint venture owned by OGS and Marconi, are given in note 3.

3     Interest in joint venture

In June 2001, OGS formed a joint venture with Marconi, called Confirmant, which will provide database services to pharmaceutical and biotechnology companies.

As at 30 June 2002, there is a provision for unrealised profit, (pound)2.2 million, representing revenue from the sale of marketing rights and data analysis software to Confirmant. This amount will be released over the life of the assets to which it relates. Sales by OGS to Confirmant during the period ended 30 June 2002 amounted to (pound)1.9 million (2001: (pound)3.3 million).

4     Losses per share

The basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of (pound)19.5 million (2001: (pound)7.2 million) by the weighted average number of ordinary shares in issue during the period, 55.6 million (2001: 54.6 million).

For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume the exercise of all options which would be potentially dilutive. There is no difference between the basic and diluted loss per share.

5     Other investments

                                      BioInvent  NeoGenesis Inc.           Total
                                    (pound)'000      (pound)'000     (pound)'000

Cost:
At 1 January 2002                            --            4,251           4,251
Additions                                 3,528               --           3,528
                                          -----            -----           -----
At 30 June 2002                           3,528            4,251           7,779
                                          -----            -----           -----
Provisions:
At 1 January 2002 and 30 June 2002           --               --              --
                                          -----            -----           -----
Net book value:
At 30 June 2002                           3,528            4,251           7,779
                                          -----            -----           -----
Net book value:
At 31 December 2001                          --            4,251           4,251
                                          -----            -----           -----

On 16 May 2002, OGS subscribed SEK52.0 million in cash at SEK39.1 per share in BioInvent, as part of a research collaboration.

At 30 June 2002, BioInvent's share price was SEK28.5 per share. However, this investment, and the investment in NeoGenesis Inc, is not held for resale and management do not consider that any permanent diminution in value existed at that date.

6     Reconciliation of movements in shareholders' funds

                                                       Half year     Half year          Year
                                                           ended         ended         ended
                                                        30.06.02      30.06.01      31.12.01
                                                     (pound)'000   (pound)'000   (pound)'000
Loss for the period                                      (19,519)       (7,232)      (25,348)
New shares issued                                            254        10,091        10,552
Expenses of shares issued                                     --          (285)         (269)
                                                        --------      --------      --------
Net (reduction in)/addition to shareholders' funds       (19,265)        2,574       (15,065)

Opening shareholders' funds                              194,611       209,676       209,676
                                                        --------      --------      --------
Closing shareholders' funds                              175,346       212,250       194,611
                                                        --------      --------      --------

7     Analysis of net funds

                                                        31.12.01     Cash flow      30.06.02
                                                     (pound)'000   (pound)'000   (pound)'000
Cash at bank and in hand                                  14,052         8,862        22,914
Bank deposits - liquid resources                         162,566       (32,104)      130,462
                                                        --------      --------       -------
                                                         176,618       (23,242)      153,376
                                                        --------      --------       -------

Liquid resources represent all deposits with an original maturity of between 24 hours and one year. Cash includes cash in hand and deposits of up to 24 hours which are payable on demand.

                                     PART IV

                    PRO FORMA FINANCIAL INFORMATION RELATING
                              TO THE ENLARGED GROUP

UNAUDITED PRO FORMA NET ASSETS STATEMENT

The following table sets out a pro forma statement of net assets of the Enlarged Group following the Merger as if it had taken place on 30 September 2002. This table has been prepared for illustrative purposes only, and because of its nature, it may not give a true picture of the financial position of the Enlarged Group.

                                                                                 Adjustments
                                                                --------------------------------------------
                                                       CAT              OGS
                                                     As at            As at               Pro forma                  Proforma
                                              30 September          30 June             adjustments                  Enlarged
                                                      2002             2002                   Group                     Group
                                                  (note 1)         (note 2)              (i)            (ii)
                                               (pound) 000      (pound) 000      (pound) 000     (pound) 000      (pound) 000
Fixed assets
Negative goodwill                                       --               --          (56,903)             --          (56,903)
Intangible assets                                    7,933               --               --              --            7,933
Tangible fixed assets                               12,429           14,800               --              --           27,229
  Investment in joint venture-share
    of gross assets                                     --           11,874               --              --           11,874
  Investment in joint venture-share
    of gross liabilities                                --             (522)              --              --             (522)
  Investment in joint venture-provision
    for unrealised profit                               --           (2,162)              --              --           (2,162)
                                                  --------         --------         --------         -------         --------
                                                        --            9,190               --              --            9,190
Other investments                                      215            7,779               --              --            7,994
                                                  --------         --------         --------         -------         --------
                                                    20,577           31,769         (56,903)                           (4,557)
                                                  --------         --------         --------         -------         --------
Current assets
Stock                                                   --              321               --              --              321
Debtors                                              6,556           10,116               --              --           16,672
Investment in liquid resources                     126,694               --               --              --          126,694
Cash at bank and in hand                             3,081          153,376           (5,300)             --          151,157
                                                  --------         --------         --------         -------         --------
                                                   136,331          163,813          (5,300)                          294,844
                                                  --------         --------         --------         -------         --------
Creditors
Amounts falling due within one year                (12,563)         (18,622)              --            (952)         (32,137)
                                                  --------         --------         --------         -------         --------
Net current assets                                 123,768          145,191           (5,300)           (952)         262,707
                                                  --------         --------         --------         -------         --------
Total assets less current liabilities              144,345          176,960          (62,203)           (952)         258,150
                                                  --------         --------         --------         -------         --------
Creditors
Amounts falling due outside one year                (8,580)          (1,614)              --          (3,251)         (13,445)
                                                  --------         --------         --------         -------         --------
Net assets                                         135,765          175,346          (62,203)         (4,203)         244,705
                                                  --------         --------         --------         -------         --------

Notes:

1.    CAT statement of Net Assets

      The figures for the CAT Group are extracted from the audited consolidated balance sheet of CAT as at 30 September 2002 as set out in Part II of this document.

2.    OGS statement of Net Assets

      The figures for the OGS Group are extracted from the unaudited consolidated balance sheet of OGS as at 30 June 2002 as set out in Part III(C) of this document.

3.    Pro forma adjustments

      Adjustments have been made to reflect:

      (i) Negative goodwill arising on the acquisition of OGS, calculated as follows;

                                                          (pound)'000

          Consideration*                                      108,940
          Estimated expenses of acquisition                     5,300

          Less: Net assets of OGS at 30 June 2002            (175,346)

          Adjustment for accounting policy alignment
          (See (ii) below)                                      4,203
                                                             --------
          Negative goodwill arising                           (56,903)
                                                             --------

      *     Consideration has been calculated as follows:

            The value of the purchase consideration is based upon issue of 20,174,091 New CAT Shares at a price of 540 pence per share being the Closing Price of CAT Shares on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger).

      The estimated expenses of (pound)5,300,000 are assumed to be settled in cash.

      (ii) An adjustment has been made to align OGS' accounting policy for revenue recognition with that of CAT. This has resulted in an increase in OGS' deferred income balance of (pound)4,203,000 as at 30 June 2002. This is split as follows: an increase in creditors due within one year of (pound)952,000 and a (pound)3,251,000 increase in creditors due outside one year. Further details as to the differences in the accounting policies for revenue recognition adopted by CAT and OGS are as set out in Part III(B) of this document.

4. The statement does not include any adjustments necessary to reflect the fair values of the assets and liabilities of OGS. No account has been taken of trading results since the date of each balance sheet.

The Directors and Proposed Directors

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

                                                                 6 February 2003

Our Ref:

Dear Sirs

Cambridge Antibody Technology Group plc ("CAT" or the "Company")

We report on the unaudited pro forma combined net assets statement ("the pro forma financial information") set out in Part IV of the Listing Particulars of the Company dated 6 February ("the Listing Particulars") issued by CAT. The pro forma financial information has been prepared for illustrative purposes only to provide information about how the proposed acquisition of OGS might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors and Proposed Directors of CAT to prepare the pro forma financial information in accordance with paragraph
12.29 of the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the CAT Directors and the Proposed Directors.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of CAT; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully



Deloitte & Touche
Chartered Accountants

                                     PART V

          CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE MERGER

The Merger is conditional upon the Scheme becoming unconditional and becoming effective by not later than 30 April 2003 or such later date (if any) as OGS and CAT may agree and the Court may allow.

1.    Conditions of the Scheme

      The Scheme is conditional upon:

      (a) the approval by a majority in number representing three-fourths in value of the holders of OGS Shares present and voting, either in person or by proxy, at the OGS Court Meeting;

      (b) any resolution or resolutions required to approve and implement the Scheme being passed at the OGS EGM;

      (c) any resolution or resolutions of CAT Shareholders required in connection with the approval of the Merger and implementation of the Scheme being passed at the CAT EGM;

      (d) the Admission to the Official List of the New CAT Shares becoming effective in accordance with the Listing Rules and the admission of such shares to the London Stock Exchange's market for listed securities becoming effective or (if CAT and OGS so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Scheme becoming unconditional in all respects (other than in respect of this paragraph 1(d)); and

      (e) the sanction (with or without modification) of the Scheme and confirmation of the reduction of capital involved by the Court, an office copy of the Order being delivered for registration to the Registrar of Companies in England and Wales and registration of the Order confirming the reduction of capital involved in the Scheme with the Registrar of Companies in England and Wales.

2.    Conditions of the Merger

      CAT and OGS have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

      (a) the Office of Fair Trading indicating in terms reasonably satisfactory to CAT and OGS that it is not the intention of the Secretary of State for Trade and Industry to refer the Merger or any matters arising therefrom to the Competition Commission;

      (b) all authorisations necessary or reasonably considered by CAT and OGS to be material in the context of the Merger for or in respect of the Merger and the implementation of the Scheme having been obtained, in terms and in a form reasonably satisfactory to CAT and OGS and, where the withdrawal of any such authorisations would, in the opinion of both of CAT and OGS (acting reasonably), have a material adverse effect on the Enlarged Group, the Merger or the implementation of the Scheme, these remaining in full force and effect, and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications, filings and applications (including such notifications, filings and applications as may be required to national or supranational merger authorities) having been made and all applicable waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Scheme in any jurisdiction having been complied with;

      (c) no relevant authority having taken, instituted, implemented or threatened (and there not continuing to be outstanding) any action, proceeding, suit, investigation, enquiry or reference or having enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in any respect be material to the OGS Group or the CAT Group to:

            (i) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider OGS Group or the Wider CAT Group of all or any portion of their respective businesses, assets (including shares) or properties; or

            (ii) (other than in relation to matters fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003) require any member of either the Wider CAT Group or the Wider OGS Group to subscribe for or acquire, or to make an offer to acquire any shares or other securities in any member of either the Wider CAT Group or the Wider OGS Group owned by any third party; or

            (iii) (other than in relation to matters fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003) impose any limitation on the ability of any member of the Wider OGS Group or the Wider CAT Group to conduct their respective businesses or to own or control their respective assets or properties; or

            (iv) make the Merger or the Scheme or its implementation illegal, void or unenforceable in or under the laws of any jurisdiction or otherwise materially restrict, delay or interfere with the Merger or the Scheme or require material amendment to the terms of the Merger or the Scheme;

      (d) other than as fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003, there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Wider OGS Group or the Wider CAT Group is a party or by or to which any member of the Wider OGS Group or the Wider CAT Group may be bound or is subject which would or might in the opinion of CAT and OGS (acting reasonably) result, to an extent which is material in the context of the OGS Group or the CAT Group, in:

            (i) any moneys borrowed or other indebtedness or liabilities actual or contingent of any member of the Wider OGS Group or the Wider CAT Group being or becoming repayable or capable of being declared repayable prior to their stated maturity date; or

            (ii) any such arrangement, agreement, licence or instrument being terminated or modified, or any adverse effect arising thereunder; or

            (iii) the interests of CAT or OGS or any member of the Wider OGS Group or the Wider CAT Group with any other person, firm, company or body being terminated, modified or affected; or

            (iv) any asset, property or interest of, or any asset the use of which is enjoyed by, any member of the Wider OGS Group or the Wider CAT Group being or falling to be disposed of, or charged in any manner whatsoever, or ceasing to be available to any member of the Wider OGS Group, or the Wider CAT Group or any right arising under which any such asset, property or interest could be required to be disposed of, or could cease to be available to any member of the Wider OGS Group or the Wider CAT Group otherwise than in the ordinary course of business; or

            (v) the creation or assumption of any liabilities (whether actual, contingent or prospective) by any member of the Wider OGS Group or the Wider CAT Group; or

            (vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider OGS Group or the Wider CAT Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable; or

            (vii) the financial or trading position or the value of any member of the Wider OGS Group or the Wider CAT Group being prejudiced or adversely affected; or

            (viii) any member of the Wider OGS Group or the Wider CAT Group being required to acquire any shares in any member of the Wider OGS Group or the Wider CAT Group owned by any third party,

            in each case in consequence of the Merger or the Scheme, and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this paragraph 2(d), in each case in consequence of the Merger or the Scheme;

      (e) CAT not having discovered regarding OGS, and OGS not having discovered regarding CAT that:

            (i) any adverse financial, business or other information in relation to circumstances existing prior to 23 January 2003 and which is material in the context of the relevant group has not been publicly disclosed by the relevant group or otherwise fairly disclosed prior to such date (in the case of such information regarding CAT) by CAT to OGS and (in the case of such information regarding OGS) by OGS to CAT; or

            (ii) any financial, business or other information which has been publicly disclosed at any time by any member of the relevant group or otherwise fairly disclosed prior to 23 January 2003 (in the case of such information regarding CAT) by CAT to OGS and (in the case of such information regarding OGS) by OGS to CAT is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

            (iii) any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly disclosed pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed prior to such date by OGS to CAT and which is material in the context of the OGS Group or by CAT to OGS and which is material in the context of the CAT Group;

      (f) (i) unless publicly announced by CAT pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed by CAT to OGS prior to such date no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider CAT Group is a party (whether as plaintiff or defendant or otherwise), in each case which is material and adverse in the context of the CAT Group, having been instituted or threatened or remaining outstanding; or

            (ii) since 30 September 2002, being the date to which the latest audited report and accounts of CAT were made up, and unless publicly announced by CAT pursuant to the Listing Rules or otherwise publicly announced by CAT prior to 23 January 2003 or otherwise fairly disclosed prior to such date by CAT to OGS, there having been no material adverse change in the business, financial or trading position of the CAT Group;

      (g) (i) unless publicly announced by OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed by OGS to CAT prior to such date, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider OGS Group is a party (whether as plaintiff or defendant or otherwise), in each case which is material and adverse in the context of the OGS Group, having been instituted or threatened or remaining outstanding; or

            (ii) since 31 December 2001, being the date to which the latest audited report and accounts of OGS were made up, and unless publicly announced by OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed prior to such date by OGS to CAT, there having been no material adverse change in the business, financial or trading position of the OGS Group;

      (h) other than as publicly announced by CAT or OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or as contemplated by the Scheme or as otherwise fairly disclosed prior to such date by CAT to OGS regarding the CAT Group or by OGS to CAT regarding the OGS Group, no member of the CAT Group, since 30 September 2002, and no member of the OGS Group, since 31 December 2001, being the dates to which the respective latest audited report and accounts of CAT and OGS were made up, having:

            (i) issued or agreed to issue, or authorised or proposed the issue, of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities ("Securities") (save as between CAT and OGS respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in CAT or OGS respectively issued upon exercise of options granted prior to 23 January 2003, under or pursuant to the CAT Share Schemes or the OGS Share Option Schemes or as agreed between CAT or OGS from time to time and save, in the case of CAT, for the issue of Securities representing or convertible into ordinary shares in CAT which are issued in connection with or relate to any commercial agreement with a third party and which do not exceed, in aggregate, 5 per cent. of CAT's current issued share capital) or redeemed, purchased, repaid or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by CAT or OGS respectively) is material in the context of the CAT Group or OGS Group, as the case may be; or

            (ii) except for:

                  (a) transactions between one wholly-owned member of the relevant group and another such member;

                  (b) (in the case of OGS) the Scheme; and

                  (c) (in the case of CAT) the disposal of the business of patient stratification based on antibody arrays;

                  authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the CAT Group or OGS Group, as the case may be; or

            (iii) (other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of CAT, the disposal of the business of patient stratification based on antibody arrays) entered into or varied any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long term or unusual or onerous nature and which is material in the context of the CAT Group or OGS Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the CAT Group or OGS Group, as the case may be; or

            (iv) issued or proposed the issue of any debentures or, save in the ordinary course of business, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the CAT Group or OGS Group, as the case may be; or

            (v) (in the case of CAT or OGS only) recommended, declared, made or paid, or proposed the declaration, paying or making of any dividend, bonus or other distribution whether payable in cash or otherwise; or

            (vi) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the relevant group which would be material in the context of the OGS Group or the CAT Group, as the case may be; or

            (vii) (other than transactions between any wholly-owned member of the OGS Group and another such member and other than pursuant to the Scheme or the Merger), entered into, implemented, effected, authorised, proposed or announced its intention to enter into, implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the OGS Group which would be material in the context of the OGS Group; or

            (viii) (other than transactions between any wholly-owned member of the CAT Group and another such member and other than pursuant to the Scheme or the Merger), entered into, implemented, effected, authorised, proposed or announced its intention to enter into, implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the CAT Group which would be material in the context of the CAT Group; or

            (ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

            (x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

            (xi) waived or compromised any claim other than in the ordinary course of business which waiver or compromise is material in the context of the OGS Group or the CAT Group, as the case may be; or

            (xii) (in the case of CAT or OGS only) made any alteration to its memorandum or articles of association which would be material in the context of the OGS Group or the CAT Group, as the case may be; or

            (xiii) entered into any contract, agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this paragraph (h);

      (i) CAT not having discovered regarding OGS, and OGS not having discovered regarding CAT:

            (i) that, save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, any past or present member of the relevant group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance reasonably or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the relevant group which would be material in the context of the relevant group; or

            (ii) that save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, there is, or is reasonably likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the relevant group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or otherwise which would be material in the context of the relevant group; or

            (iii) that, save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, circumstances exist whereby a person or class of persons is proposing to bring a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the relevant group which would be material and adverse in the context of the relevant group.

      For the purpose of these conditions:

      (a) "authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, permissions, advices and approvals; and

      (b) "relevant authority" means any central bank, government, government department or governmental, quasi governmental, supranational, statutory, regulatory or investigative body, court, stock exchange, trade agency, association, institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction.

3. Subject to paragraph 4 below, CAT and OGS, acting together, may waive all or any of the conditions contained in paragraphs 2(a), (b), (c) and (d). CAT reserves the right (but shall be under no obligation) to waive all or any of the conditions contained in paragraph 2(g) above, and in paragraphs 2(e), (h) and
(i) above (in so far as they relate to OGS), in whole or in part, and OGS reserves the right (but shall be under no obligation) to waive all or any of the conditions in paragraph 2(f) above, and in paragraphs 2(e), (h) and (i) above (in so far as the relate to CAT), in whole or in part, for the purposes of the Merger and the Scheme.

4. OGS shall only be entitled to invoke a condition in circumstances where it would be able to invoke the condition if it were an offeror for CAT in an offer governed by the City Code.

5. Save with the consent of the Panel, the Merger will lapse and the Scheme will not proceed if, before the date of the OGS Court Meeting, there is a reference to the Competition Commission.

                                     PART VI

                    INFORMATION FOR OVERSEAS SHAREHOLDERS AND
                                 HOLDERS OF ADSs

1.    General

As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom ("overseas shareholders"), the implementation of the Merger may be affected by the laws of those relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with such applicable legal requirements, including the obtaining of any governmental, exchange control or other consents that may be required, or the compliance with other necessary formalities that are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the issue of New CAT Shares would infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any special requirement, the Scheme provides that such New CAT Shares may, at the discretion of CAT, either be issued to a nominee of the overseas holder and then sold or issued to the relevant OGS Shareholders and sold on his or her behalf, in each case with the net proceeds of the sale being remitted to the overseas shareholder.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE OF, ISSUE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT, IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

2.    US securities laws

The New CAT Shares to be issued to OGS Shareholders under the Scheme will be issued in reliance upon the exemptions from the registration requirements of the Securities Act and the requirements of any US state securities laws provided by Sections 3(a)(10) and 18(b) of the Securities Act, respectively, and, as a consequence, will not be registered under the Securities Act or any US state securities laws. Except for the circumstances described in the next paragraph, the New CAT Shares issuable to OGS Shareholders pursuant to the Scheme should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and may be resold by former OGS Shareholders without restriction under the Securities Act.

Under US securities laws, an OGS Shareholder who is deemed to be an "affiliate" (as such term is defined in Rule 144 under the Securities Act) of CAT or of OGS before the Effective Date or of CAT following the Effective Date may not resell New CAT Shares received pursuant to the Scheme without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the Securities Act). Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. OGS Shareholders who believe they may be affiliates of CAT or OGS should consult their own legal advisers prior to any sales of New CAT Shares received pursuant to the Scheme.

3.    Other overseas securities laws

No steps have been taken, nor will any be taken, to enable the New CAT Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New CAT Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, no New CAT Shares may be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

4.    US Filings

Each of CAT and OGS is subject to the information requirements of the US Exchange Act of 1934, as amended, applicable to foreign private issuers having securities registered under section 12 thereof, and in accordance therewith file annual reports and other information with the SEC. The reports and other information CAT and OGS file with the SEC can be inspected and copied at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such materials are also available by mail from the public reference room at prescribed rates. Please call the SEC at 1-800-SEC-0330 (within the United States) or +1-202-942-8090 (outside the United States) for more information on the operation of the public reference room. In addition, CAT and OGS' reports and other information filed through the Electronic Data Gathering Analysis and Retrieval systems, commonly referred to as EDGAR, are publicly available through the SEC's website (www.sec.gov). CAT and OGS SEC filings are also available to the public from commercial document retrieval services.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof, OGS will advise the Court at the OGS Court Hearing that its sanctioning of the Scheme will be relied upon by CAT for such purpose as an approval of the Scheme following a hearing on its fairness to OGS Shareholders at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

                                    PART VII

                         CAT AMERICAN DEPOSITARY SHARES

CAT AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of the CAT ADS Deposit Agreement pursuant to which the New CAT ADSs evidenced by CAT ADRs are to be issued to holders of OGS ADSs pursuant to the Merger. Because it is a summary, it does not contain all the information that may be important to an investor in CAT ADSs. For more complete information, investors should read the entire CAT ADS Deposit Agreement and the CAT ADS. Directions on how to obtain copies of these are provided below.

The parties to the CAT ADS Deposit Agreement are CAT, The Bank of New York (as depositary) and the registered holders (the "CAT ADS Owners") and holders from time to time of ADSs issued thereunder. You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are a CAT ADS Owner. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution. You should consult with your broker or other financial institution to find out what those procedures are.

Holders of CAT ADSs and holders of OGS ADSs should refer to paragraph 13 of Part I and paragraph 13 of Part III of the CAT Shareholder Circular and the Scheme Document, respectively, for information on voting procedures relating to them, and to paragraph 13 of Part X of this document, which contains a description of certain UK and US tax consequences of the Scheme and holding CAT Shares and CAT ADSs.

Holders of OGS ADSs are hereby notified that the OGS ADS Deposit Agreement will be amended on the Effective Date to be identical to the CAT ADS Deposit Agreement. A form of the CAT ADS Deposit Agreement and CAT ADS have been filed with the SEC as exhibits to CAT's Registration Statement on Form F-6, dated 9 April, 2001, relating to the CAT ADSs. Every holder of an OGS ADS at the Effective Date shall be deemed, by continuing to hold such OGS ADS, to consent and agree to such amendment and to be bound by the terms of the CAT ADS Deposit Agreement.

Terms used in this Part VII and not otherwise defined in this document will have the meanings set forth in the CAT ADS Deposit Agreement. A copy of the CAT ADS Deposit Agreement and the CAT ADS will be made available for inspection at the Corporate Trust Office of the CAT ADS Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal London office of the CAT ADS Depositary (the "Custodian"), currently located at One Canada Square, London E14 5AL, England. The CAT ADS Depositary's principal executive office is located at One Wall Street, New York, New York 10286.

CAT ADRs evidencing CAT ADSs (including New CAT ADSs) are issuable by the CAT ADS Depositary pursuant to the CAT ADS Deposit Agreement. Each CAT ADS represents one CAT Share (or evidence of the right to receive one CAT Share) deposited with the Custodian. A CAT ADR may evidence any number of CAT ADSs.

Share dividends and other distributions

The CAT ADS Depositary has agreed to pay to CAT ADS holders the cash dividends or other distributions it or the Custodian receives on CAT Shares or other deposited securities after deducting its fees and expenses. CAT ADS Owners will receive these distributions in proportion to the number of CATADSs evidenced by their CAT ADRs.

Cash

The CAT ADS Depositary will convert any cash dividend or other cash distribution CAT pays on CAT Shares into US dollars at the time it receives the dividends, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any approval from the government of the United Kingdom is needed and cannot be obtained, the CAT ADS Deposit Agreement allows the CAT ADS Depositary to distribute the pounds sterling only to those CAT ADS Owners to whom it is possible to do so or hold the pounds sterling it cannot convert for the account of the CAT ADSOwners who have not been paid. It will not invest the pounds sterling and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under the laws of the United Kingdom will be deducted. See paragraph 13 of Part X of this document. The CAT ADS Depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the CAT ADS Depositary cannot convert the pounds sterling into US dollars, CAT ADSOwners may lose some or all of the value of the distribution.

Ordinary Shares

The CAT ADS Depositary may and shall, if CATrequests, distribute new CAT ADSs representing any CAT Shares CAT may distribute as a dividend or free distribution, if CAT furnishes it promptly with satisfactory evidence that it is legal to do so. The CAT ADS Depositary will only distribute whole CAT ADSs. It will sell CAT ADSs that would require it to use a fractional CAT ADS and distribute the net proceeds in the same way as it does with cash. If the CAT ADS Depositary does not distribute additional CAT ADSs, each CAT ADR will also evidence the new CAT ADSs.

Rights to receive additional CAT Shares

If CAT offers CAT Shareholders any rights to subscribe for additional CAT Shares or any other rights, the CAT ADS Depositary may make these rights available to CAT ADSOwners. CAT must first instruct the CAT ADS Depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If CAT does not furnish this evidence and/or give these instructions, and the CAT ADS Depositary decides it is practical to sell the rights, the CAT ADS Depositary will sell the rights and distribute the proceeds, in the same way as it does with cash. The CAT ADS Depositary may allow rights that are not distributed or sold to lapse. In that case, CAT ADS Owners will receive no value for such rights.

If the CAT ADS Depositary makes rights available to a CAT ADS Owner, upon instruction from the CAT ADS Owner, it will exercise the rights and purchase CAT Shares on behalf of the CAT ADS Owner. The CAT ADS Depositary will then deposit the CAT Shares with the Custodian and issue CAT ADSs to the CAT ADS Owner. It will only exercise rights if CAT ADS Owners pay it the exercise price and any other charges and fees required to be paid by the CAT ADS Owner.

US securities laws may restrict the sale, deposit, cancellation and transfer of the CAT ADSs issued after exercise of rights. For example, CAT ADS Owners may not be able to trade their CAT ADSs freely in the United States. In this case, the CAT ADS Depositary may issue the CAT ADSs under a separate restricted deposit agreement that will contain the same provisions as CAT ADS Deposit Agreement, except for the changes needed to put the restrictions in place.

Other Distributions

The CAT ADS Depositary will send to CAT ADS Owners anything else CAT distributes on deposited securities by any means it determines is legal, fair and practical. If it cannot make the distribution in that way, the CAT ADS Depositary has a choice. It may decide to sell what CAT distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what CAT distributed, in which case the CAT ADSs will also represent the newly distributed property.

The CAT ADS Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any CAT ADS Owners. CAT has no obligation to register CAT ADSs, CAT Shares, rights or other securities under the Securities Act. CAT also has no obligation to take any other action to permit the distribution of CAT ADSs, CAT Shares, rights or anything else to CAT ADSOwners. This means that CAT ADS Owners may not receive the distribution CAT makes on CAT Shares or any value for them if it is illegal or impractical for CAT to make them available to CAT ADS Owners.

Deposit, withdrawal and cancellation

Subject to the terms of the CAT ADS Deposit Agreement, the CAT ADS Depositary will issue CAT ADSs if CAT ADS Owners or their brokers deposit CAT Shares or evidence of rights to receive CAT Shares are deposited with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the CAT ADS Depositary will register the appropriate number of CAT ADSs in the names requested and will deliver the CAT ADSs at its corporate trust office to the persons requested.

CAT ADS Owners may turn in CAT ADSs at the CAT ADS Depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the CAT ADS Depositary will deliver (1) the underlying CAT Shares to an account designated by the CAT ADS Owner and (2) any other deposited securities underlying the CAT ADS at the office of the Custodian. At the request, risk and expense of the CAT ADS Owner, the CAT ADS Depositary will deliver the deposited securities at its corporate trust office.

Voting rights

CAT ADS Owners may instruct the CAT ADS Depositary to vote the CAT Shares underlying the CAT ADSs, but only if CAT asks the CAT ADS Depositary to ask for those instructions. Otherwise, CAT ADS Owners will not be able to exercise the right to vote unless they withdraw their CAT Shares. However, CAT ADS Owners may not have sufficient advance notice of the meeting to withdraw their CAT Shares.

If CAT asks for instructions from the CAT ADS Owners, the CAT ADS Depositary will notify CAT ADSOwners of the upcoming vote and arrange to deliver CAT's voting materials to the CAT ADS Owners. The materials will (1) describe the matters to be voted on and (2) explain how CAT ADS Owners, on a certain date, may instruct the CAT ADS Depositary to vote the CAT Shares or other deposited securities underlying the CAT ADSs as directed. For instructions to be valid, the CAT ADS Depositary must receive them on or before the date specified. The CAT ADS Depositary will try, as far as practical, subject to English law and the provisions of CAT's Articles of Association, to vote or to have its agents vote the CAT Shares or other deposited securities as instructed. The CAT ADS Depositary will only vote or attempt to vote as instructed.

CAT cannot assure CAT ADS Owners that they will receive the voting materials in time to ensure that they can instruct the CAT ADS Depositary to vote the CAT Shares. In addition, the CAT ADS Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that CAT ADS Owners may not be able to exercise the right to vote and there may be nothing CAT ADS Owners can do if CAT Shares are not voted as requested.

Fees and expenses

CAT ADS Owners must pay:                                For:

$0.05 (or less) per CAT ADS (or portion thereof)        o   each issuance of a CAT ADS, including as a result
                                                            of a distribution of shares or rights or other
                                                            securities or property; and

                                                        o   each cancelllation of a CAT ADS, including if the
                                                            CAT ADS Deposit Agreement terminates.

$0.02 (or less) per CAT ADS (or portion thereof)        o   any cash payment.

registration or transfer fees                           o   any transfer and registration of CAT Shares on the
                                                            share register of the foreign registrar from a CAT
                                                            Shareholder's name to the name of the CAT ADS
                                                            Depositary or its agent when a CAT Shareholder
                                                            deposits or withdraws CAT Shares.

expenses of the CAT ADS Depositary                      o   conversion of non-US dollars to US dollars; and

                                                        o   cable, telex and facsimile transmission expenses.

Taxes and other governmental charges the CAT
ADS Depositary or the Custodian have to pay on any CAT ADS or CAT Shares underlying a CAT ADS
(for example, stock transfer taxes, stamp duty or withholding taxes)

Payment of taxes

CAT ADS Owners will be responsible for any taxes or other governmental charges payable on the CAT ADSs or on the deposited securities underlying the CAT ADSs. The CAT ADS Depositary may refuse to transfer the CAT ADSs or allow CAT ADS Owners to withdraw the deposited securities underlying the CAT ADSs until such taxes or other charges are paid. It may apply payments owed to the CAT ADSOwner or sell deposited securities underlying the CAT ADSs to pay any taxes owed and the CAT ADS Owners will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of CAT ADSs to reflect the sale and pay to the CAT ADS Owner any proceeds or send to the CAT ADS Owner any property, remaining after it has paid the taxes.

Reclassifications, Recapitalisations and Mergers

If CAT:                                                         Then:

o     Changes the nominal or par value of CAT Shares;           o     the cash, CAT Shares or other securities received
      or                                                              by the CAT ADS Depositary will become deposited
                                                                      securities. Each CAT ADS will automatically
o     Reclassifies, splits up or consolidates any of                  represent its equal share of the new deposited
      the deposited securities.                                       securities.

o     Distributes securities on the CAT Shares that are         o     the CAT ADS Depositary may and will, if CAT asks
      not distributed to CAT ADS Owners; or                           it to, distribute some or all of the cash, CAT
                                                                      Shares or other securities it received. It may
o     recapitalises, reorganises, merges, liquidate,                  also issue new CAT ADSs or ask CAT ADSs Owners to
      sells all or substanitally all of its assets, or                surrender outstanding CAT ADSs in exchange for
      takes any similar action.                                       new CAT ADSs, identifying the new deposited
                                                                      securities.


Amendment and termination

CAT may agree with the CAT ADS Depositary to amend the CAT ADS Deposit Agreement and the CAT ADSs without the consent of the CAT ADSOwners for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of CAT ADSOwners, it will only become effective 30 days after notice of the amendment is given to CAT ADSOwners. At the time an amendment becomes effective, CAT ADSOwners are considered, by continuing to hold CAT ADSs, to agree to the amendment and to be bound by the CAT ADSs and the CAT ADS Deposit Agreement, as amended.

The CAT ADS Depositary will terminate the CAT ADS Deposit Agreement if CAT asks it to do so. The CAT ADS Depositary may also terminate the CAT ADS Deposit Agreement if the CAT ADS Depositary has told CAT that it would like to resign and CAT has not appointed a new depositary bank within 90 days. In both cases, the CAT ADS Depositary must notify CAT ADSOwners at least 90 days before termination.

After termination, the CAT ADS Depositary and its agents will be required to do only the following under the CAT ADS Deposit Agreement: (1) collect distributions on the deposited securities, (2) deliver CAT Shares and other deposited securities upon cancellation of the CAT ADSs and (3)sell rights as provided in the CATADSDeposit Agreement. At any time after expiration of one year from the date of termination, the CAT ADS Depositary may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the CAT ADS Deposit Agreement for the pro rata benefit of the CAT ADS Owners that have not surrendered their CAT ADSs. It will not invest the money and will have no liability for any interest. The CAT ADS Depositary's only obligations will be to account for the proceeds of the sale and other cash. After that time, CAT's only obligations will be with respect to indemnification and to pay certain amounts to the CAT ADS Depositary.

Limitations on obligations and liability to CAT ADS Owners

The CAT ADS Deposit Agreement expressly limits CAT's obligations and the obligations of the CAT ADS Depositary, and it limits CAT's liability and the liability of the CAT ADS Depositary. CAT and the CAT ADS Depositary:

o are only obligated to take the actions specifically set forth in the CAT ADS Deposit Agreement without negligence or bad faith;

o are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the CAT ADS Deposit Agreement;

o are not liable if either exercises discretion permitted under the CAT ADS Deposit Agreement;

o have no obligation to become involved in a lawsuit or other proceedings related to the CAT ADSs or the CAT ADS Deposit Agreement on behalf of CAT ADSOwners or any other party; and

o are not liable if either relies upon the advice of or information from legal counsel, accountants, any person depositing shares or any other person believed by it in good faith to be competent to give such advice or information.

In the CAT ADS Deposit Agreement, CAT and the CAT ADS Depositary agree to indemnify each other under certain circumstances.

Requirements for depositary actions

Before the CAT ADS Depositary will issue or register a transfer of a CAT ADS, or withdrawal of CAT Shares, or make a distribution on a CAT ADS, the CAT ADS Depositary may require:

o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any CAT Shares or other deposited securities;

o production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

o compliance with regulations it may establish, from time to time, consistent with the CAT ADS Deposit Agreement, including presentation of transfer documents.

The CAT ADS Depositary may refuse to deliver, transfer, or register transfers of CAT ADSs generally when the books of the CAT ADS Depositary or CAT are closed, or at any time if the CAT ADS Depositary or CAT thinks it advisable to do so.

CAT ADSOwners have the right to cancel their CAT ADSs and withdraw the underlying CAT Shares at any time except:

o when temporary delays arise because the CAT ADS Depositary or CAT has closed its transfer books in connection with voting at a shareholders' meeting or the payment of dividends;

o when CAT ADSOwners seeking to withdraw CAT Shares owe money to pay fees, taxes and similar charges; or

o when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to CAT ADSs or to the withdrawal of CAT Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the CAT ADS Deposit Agreement.

Pre-Release of ADSs

In certain circumstances, subject to the provisions of the CAT ADS Deposit Agreement, the CAT ADS Depositary may issue CAT ADSs before deposit of the underlying CAT Shares. This is called a pre-release of the CAT ADS. The CAT ADS Depositary may also deliver CAT Shares upon cancellation of pre-released CAT ADSs (even if the CAT ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying CAT Shares are delivered to the CAT ADS Depositary. The CAT ADS Depositary may receive CAT ADSs instead of CAT Shares to close out a pre-release. The CAT ADS Depositary may pre-release CAT ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the CAT ADS Depositary in writing that it or its customer owns the CAT Shares or CAT ADSs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that the CAT ADS Depositary considers appropriate; and (3) the CAT ADS Depositary must be able to close out the pre-release on not more than five Business Days' notice. In addition, the CAT ADS Depositary will limit the number of CAT ADSs that may be outstanding at any time as a result of pre-release, although the CAT ADS Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

                                    PART VIII

                                  RISK FACTORS

An investment in New CAT Shares and New CAT ADSs is subject to a number of risks. Prospective investors should consider carefully all of the risks described below and the other information contained in this document.

The following describes some of the significant risks that, after the Merger, could affect the Enlarged Group. Additionally, some risks may be unknown to CAT and OGS and after the Merger, other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect the Enlarged Group's business, turnover, profits, assets, liquidity and capital resources. Furthermore, the trading price of the CAT Shares, New CAT Shares, CAT ADSs and New CAT ADSs could decline, resulting in the loss of all or part of any investment therein.

1.    RISKS RELATED TO THE MERGER

1.1 The value of New CAT Shares will fluctuate

      The number of New CAT Shares to be issued in the Scheme for each OGS Share is fixed. The market prices of CAT Shares when the Merger is completed may vary from their market prices at the date of the publication of this document. For example, during the 12 month period ending on 3 February 2003, the last practicable date prior to the publication of this document, CAT Shares traded in a range from a low of 424.0 pence to a high of 1,560.0 pence and ended that period at 465.0 pence and OGS Shares traded in a range from a low of 132.5 pence to a high of 470.0 pence and ended that period at 170.0 pence.

      These variations may be the result of various factors including without limitation:

      o changes in the business, operations, position or prospects of the Enlarged Group;

      o governmental and/or litigation developments and/or regulatory considerations;

      o governmental action affecting the industry generally; and

      o general market and economic conditions.

1.2 CAT and OGS may be unable to integrate successfully their operations and realise the full cost savings anticipated

      The Merger involves the integration of two groups of companies which have previously operated independently.

      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the Enlarged Group's businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the Merger and the integration of the two companies' operations could have an adverse effect on the business, results of operations, financial condition or prospects of the Enlarged Group after the Merger.

      Among the factors considered by the Boards in connection with their respective recommendations of the Merger were the opportunities for operating efficiencies that could result from the Merger. No assurance can be given that these savings will be realised within the time periods contemplated or even that they will be realised at all.

1.3 The issue of New CAT Shares pursuant to the Merger may cause dilution to CAT Shareholders

      CAT and OGS believe that certain benefits will result from the Merger. However, there can be no assurance that combining the businesses of CAT and OGS, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to those that CAT and OGS could have achieved independently. The issue of New CAT Shares pursuant to the Merger could reduce the market price of CAT Shares. The benefits of the Merger to the Enlarged Group will depend on operating efficiencies, revenue growth or other benefits sufficient to offset the effects of the issue of New CAT Shares. There can be no assurances that the Enlarged Group will achieve such benefits.

1.4 The Enlarged Group will incur significant transaction, Merger-related and restructuring costs in connection with the Merger

      The Enlarged Group expects to incur costs associated with combining the operations of the two groups of companies, transaction fees and other costs relating to the Merger. The total estimate includes approximately (pound)5.3 million for transaction costs and up to (pound)6 million of restructuring and integration costs. These amounts are preliminary estimates and subject to change. Additional unanticipated costs may be incurred in the integration of the businesses of CAT and OGS. Although the Enlarged Group expects that the elimination of duplicated activities, as well as the realisation of other efficiencies related to the integration of the businesses, may offset incremental transaction, Merger-related and restructuring costs over time, there cannot be any assurance that this net benefit will be achieved in the near term, or at all.

2.    RISKS RELATED TO THE ENLARGED GROUP'S BUSINESS

2.1 CAT and OGS have a history of losses and expect to continue to incur losses for the foreseeable future

      Neither CAT nor OGS has begun to receive income resulting from the sales of any marketed products. For the year ended 30 September 2002, CAT's consolidated losses were approximately (pound)28 million and its consolidated accumulated deficit on profit and loss account at that time was approximately (pound)84 million. For the year ended 31 December 2001, OGS' consolidated losses were approximately (pound)25 million and its consolidated accumulated deficit on profit and loss account at that time was approximately (pound)95 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. The Enlarged Group expects to incur further substantial losses for the foreseeable future as research and development activities continue. The Enlarged Group may not be able to generate meaningful revenue or achieve or sustain profitability. If the Enlarged Group is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms, or at all.

2.2 The Enlarged Group's early stage of development makes it difficult to evaluate its business and prospects

      Since the Enlarged Group and its collaborative partners have only recently begun commercial sales of one product derived from its technology, the Enlarged Group's revenue and profit potential are unproven. The Enlarged Group's limited operating history makes it difficult for an investor to evaluate the Enlarged Group's business and prospects. The Enlarged Group's technology may not result in any meaningful benefits to the Enlarged Group's current or potential collaborative partners. Further, due to the Enlarged Group's limited operating history, the Enlarged Group may have difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which the Enlarged Group and the Enlarged Group's collaborative partners can devote development effort is limited by the availability of financial and scientific resources, the Enlarged Group is exposed to the risk that the delay or failure of individual product development programmes will adversely affect the content and delivery over time of the Enlarged Group's product development pipeline. Investors should consider the Enlarged Group's business and prospects in light of the heightened risks and unexpected expenses and problems the Enlarged Group may face as a company in an early stage of development in a new and rapidly evolving industry.

2.3 The unpredictability of the Enlarged Group's financial results may cause the Enlarged Group's operating results to fail to meet market expectations

      The Enlarged Group expects that substantially all of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, licence fees, technical performance and product development milestone payments and royalties. Payments pursuant to the Enlarged Group's collaborative arrangements will be subject to significant fluctuation in both timing and amount. The Enlarged Group's revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which the Enlarged Group's revenues depend. The Enlarged Group's revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, the Enlarged Group's operating results may be below expectations of analysts and investors. If this happens, the price of CAT Shares, CAT ADSs, New CAT Shares and New CAT ADSs is likely to decrease.

2.4 The Enlarged Group may not obtain adequate legal protection over its technology

      The Enlarged Group must obtain adequate legal protection for the technology that it develops. The Enlarged Group's success thus depends on its ability to:

      o obtain patents;

      o protect trade secrets;

      o operate without infringing the proprietary rights of others; and

      o prevent others from infringing its proprietary rights.

      The Enlarged Group will be able to protect its proprietary rights from unauthorised use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The Enlarged Group will try to protect its proprietary position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. The Enlarged Group owns or co-owns or has licensed patents, and has applied for patents, covering its core technology.

      The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that the Enlarged Group owns or licenses from third parties may not provide any protection against competitors. The Enlarged Group's pending patent applications, those it may file in the future or proprietary rights it may license from third parties, may not result in patents being issued. Also, patent rights may not provide the Enlarged Group with adequate proprietary protection or competitive advantages against competitors with similar technologies.

      If the Enlarged Group is unable to obtain sufficient legal protection of its technology, other companies may use similar technology to develop and produce products, which may deprive the Enlarged Group of the competitive advantages provided by its technology.

2.5 The Enlarged Group has been involved in litigation with third parties regarding the validity of its key patents

      The Enlarged Group's strategy includes vigorously enforcing its intellectual property rights, including its patents. The Enlarged Group has been, and from time to time may become, involved in litigation involving its key patents. This litigation may include suits to invalidate certain of the Enlarged Group's key patents. If the Enlarged Group does not successfully defend or settle these suits, the Enlarged Group's competitors may gain access to technology that the Enlarged Group believes is proprietary to it. The Enlarged Group's competitors may use this technology to assist their research and development efforts, which would deprive the Enlarged Group of one of its primary competitive advantages or at least weaken that advantage. In addition, if some or all of the Enlarged Group's key patents were invalidated, this could impact on the Enlarged Group's ability to obtain royalties from its current and future collaborations.

      The biotechnology and pharmaceutical industries have been characterised by extensive litigation regarding patents and other intellectual property rights. The defence and prosecution of intellectual property suits, interference and opposition proceedings and related legal and administrative proceedings involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

      o enforce patents that the Enlarged Group owns or licenses;

      o protect trade secrets or know-how that the Enlarged Group owns or licenses; or

      o determine the enforceability, scope and validity of the proprietary rights of others.

      The Enlarged Group may be denied access to important technology and subjected to costly litigation if it infringes the intellectual property rights of third parties.

2.6 OGS has patents covering important aspects of its proteomics platform that may be challenged

      In August 2001, OGS was issued a patent in the US (US Patent No. 6,278,794) providing more specific protection for the Enlarged Group's proteomics technology than the coverage offered by the Enlarged Group's more general US Patent No. 6,064,754, which was issued in May 2000. If one of the Enlarged Group's competitors succeeds in proving that its proteomics methods and apparatus do not infringe any valid claim of these patents, because, for example, their processes fall outside the scope of the claims, the competitive advantage that the Enlarged Group believes it gains from these patents may be substantially reduced. The Enlarged Group may incur substantial costs if it is required to enforce or defend its rights under these patents against third parties, and it cannot predict whether it would be able to prevail in any such litigation or proceeding.

2.7 The Enlarged Group may not be able to obtain patents on all of the proteins and their uses to which its patent applications relate, and, even if patents are issued, it will not realise the financial benefits of these patents unless the proteins are properly researched

      OGS is currently attempting to generate a portfolio of patents relating to or to the use of a large number of proteins. The patent application process in respect of these proteins is in its early stages. Because the patent application process is lengthy and OGS does not know which proteins, genes or uses its competitors' currently pending, but as yet unpublished, patent applications relate to, there is no certainty that OGS is the first to discover the proteins and uses to which the patent applications relate or that it is the first to file patent applications relating to those proteins and uses. Therefore, the Enlarged Group's pending patent applications may not result in the issuance of patents or they may result in the issuance of patents whose scopes are narrowed during the application process.

      If the Enlarged Group is successful in getting patents issued, in order to realise the benefits of these patents, it must dedicate significant resources for the further validation of the subject proteins as viable drug targets and bio-markers. The Enlarged Group may not have the capacity or ability, as a result of limitations in its technology or facilities or otherwise, to research fully and validate these proteins. Alternatively, the Enlarged Group will need to maintain, or develop new, partnerships or collaborations in order to access technologies and facilities that it does not have. In negotiating these partnerships and collaborations, the Enlarged Group may have to give up valuable commercial rights in any successful therapeutics or diagnostics. As a result, the Enlarged Group may not realise the full financial benefits of its portfolio of patents.

2.8 The Enlarged Group's commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties

      The Enlarged Group's technologies may unintentionally infringe the patents, or violate other proprietary rights, of third parties. In addition, in developing products for particular targets or uses, the Enlarged Group and its collaborative partners may infringe the patents or violate the intellectual property of others. If the Enlarged Group is found to infringe the intellectual property rights of third parties, the Enlarged Group and its collaborative partners may be prevented from pursuing product development or commercialisation based on the infringing technology, target or use and may be subject to significant liabilities.

      To gain access to such technology, targets or uses, the Enlarged Group may be required to seek licences that may not be available from third parties on acceptable terms, if at all. Costs associated with license arrangements may be substantial and may include ongoing royalties payable by the Enlarged Group.

2.9 The Enlarged Group depends on collaborators for product development, manufacturing and marketing. Failure to enter into new collaborative arrangements or failure of the Enlarged Group's collaborators to perform adequately under existing arrangements will harm the Enlarged Group's ability to develop and market products and earn revenue

      The Enlarged Group's strategy depends on entering into arrangements with collaborators and licensees. The Enlarged Group currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for it to:

      o access proprietary disease targets against which it intends to generate drug products;

      o access skills and information that it does not possess;

      o fund its research and development activities;

      o fund pre-clinical testing, clinical trials and manufacturing of product candidates;

      o seek and obtain regulatory approvals for product candidates; and

      o market successfully and sell existing and future product candidates.

      The Enlarged Group's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. The Enlarged Group's ability to earn revenues, including royalties based on products sales and certain milestones, depends on these efforts. These collaborators may not devote sufficient resources to collaborations with the Enlarged Group.

      If the Enlarged Group is not able to establish further collaborative arrangements, if any collaborator fails to adequately perform its responsibilities under a collaborative arrangement or if any or all of the Enlarged Group's existing collaborative arrangements are terminated, then the Enlarged Group may be required to seek new collaborative arrangements or to undertake product development and commercialisation at its own expense. The Enlarged Group may not be able to develop and commercialise the relevant product candidates without the collaborators. If the Enlarged Group must seek new arrangements or undertake these matters itself:

      o the number of product candidates that the Enlarged Group will be able to develop and commercialise may be limited;

      o the likelihood of successful product introduction may be reduced;

      o the collaborative arrangements may not be on terms favourable to the Enlarged Group; and

      o the Enlarged Group's capital requirements may be increased significantly.

      Any of the above would harm the Enlarged Group's ability to earn revenues from its products and recover its research and development expenditures.

2.10 Clinical trials for product candidates will be lengthy and expensive and may not be successful

      Before obtaining regulatory approvals for the commercial sale of any products, the Enlarged Group or its licensees or partners (either alone or with the Enlarged Group) must demonstrate thorough pre-clinical testing and clinical trials that its products are safe and effective for use in humans. Part of the Enlarged Group's strategy is to conduct its own pre-clinical studies and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. The Enlarged Group will incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials. Moreover, certain product candidates of the Enlarged Group will continue to be subjected to the pre-clinical testing and clinical trials conducted by its licensees and collaborative partners over which the Enlarged Group has no control.

      Six product candidates based on CAT's technology and one product based on OGS' technology are at the clinical trials stage. Where results from these clinical trials are available and to the extent such results have generally been encouraging and one product using CAT's technology has received marketing authorisation in the US, and one product licensed and developed by OGS has received marketing authorisation in Europe, data obtained from these clinical trials has been insufficient to conclusively demonstrate safety and effectiveness under applicable regulatory guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities is susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

      Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. The Enlarged Group's commencement and rate of completion of clinical trials may be delayed by many factors, including:

      o inability to manufacture sufficient quantities of materials for use in clinical trials;

      o slower than expected rate of patient recruitment;

      o inability to follow patients adequately after treatment;

      o unforeseen safety issues;

      o lack of effectiveness during the clinical trials; or

      o government or regulatory delays.

2.11 Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. The Enlarged Group or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products

      The pre-clinical and clinical evaluation, manufacture and marketing of the product candidates are all subject to regulation administered and enforced by the governmental regulatory agencies in countries where the Enlarged Group and any of its potential partners or licensees intend to test, manufacture or market such products. The Enlarged Group or its collaborative partner will be required to obtain from the relevant regulatory authority an approval, called a marketing authorisation, to market a drug in the territory which is subject to the regulatory authority's jurisdiction. The grant of a marketing authorisation for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use or uses submitted by the applicant in accordance with regulatory requirements. Many countries, including Member States of the European Union and the US, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, pre-clinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorisation and to the regular inspection of premises, staff and procedures by regulatory authorities.

      Product candidates that the Enlarged Group or its licensees and collaborative partners identify and pursue now or in the future, may not receive required regulatory approvals to manufacture and market such product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product's indicated uses). Regulatory authorities may refuse to grant, or may require the Enlarged Group or its collaborative partners to supply additional data before granting, a marketing authorisation, even though the relevant product may have been approved by another regulatory authority. If an authorisation is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacturer may result in the imposition of restrictions upon sale, supply or manufacturer including, at worst, the withdrawal of the product from the market or the loss of the relevant authorisations, or may otherwise harm the Enlarged Group's business or income from licensees and collaborative partners.

2.12 If the Enlarged Group is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis

      The Enlarged Group and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on a third party manufacturer for the production of CAT-152, CAT-192 and CAT-213 for clinical trials. OGS currently relies on third party manufacturers for the production of Zavesca and OGT 923 for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by the Enlarged Group and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons that may delay the Enlarged Group from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. The Enlarged Group may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

      The manufacture of product candidates and products will be subject to authorization and to the "Good Manufacturing Practice" standards prescribed by the appropriate regulatory agencies. Compliance with these regulatory requirements will be expensive and could further limit the number of suitable manufacturers available to the Enlarged Group and its collaborators.

2.13 The Enlarged Group's competitors may market products before the Enlarged Group does or produce superior products

      The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. The Enlarged Group is aware of several biotechnology and pharmaceutical companies that are actively engaged in R&D in areas in which the Enlarged Group will operate including areas related to antibody therapy and proteomics technologies. A number of companies have begun clinical trials of antibody products or have successfully commercialised antibody products and may succeed in marketing products before the Enlarged Group does. In addition, many companies are working to develop alternative methods to identify proteins from biological samples. If such a technology were to be developed on a commercial basis, the Enlarged Group's ability to generate revenues through collaborations could be materially impaired. Many of these companies, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than the Enlarged Group has and may have greater expertise in product development and marketing activities.

      Many of these companies are addressing the same diseases and disease indications as the Enlarged Group or the Enlarged Group's collaborative partners. Humira, which was approved in the US in December 2002 is likely to face competition in the treatment of rheumatoid arthritis from Enbrel(TM), a TNF(alpha) inhibitor developed by Immunex and American Home Products, which was approved in the United States in 1998 and in Europe in 2000; from Remicade(TM), a TNF(alpha) antibody developed by Centocor and Johnson & Johnson, which was approved in the United States in 1999 and Europe in 2000; and from Kineret(TM), an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. The Enlarged Group is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech, Medarex and other companies each have antibody products in clinical trials. Zavesca, which was approved inEurope in November 2002, is likely to face competition in the treatment of Type I Gaucher disease from Cerezyme(TM), an intravenous treatment developed by Genzyme. Consumers and physicians may choose to use these or other products of the Enlarged Group's competitors rather than the Enlarged Group's products.

      Also, the Enlarged Group will compete with companies which offer antibody generation services to companies that have antigens and have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell, MorphoSys, BioInvent and Dyax.

      The Enlarged Group also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

      In addition, the Enlarged Group competes with companies that offer proteomics services to companies and other institutions. These competitors may have specific technology or expertise relating to proteomics. These companies include GeneProt Inc. and Large Scale Biology Corporation.

      The Enlarged Group faces and will continue to face intense competition from other companies in establishing collaborative arrangements with pharmaceutical and biotechnology companies and relationships with academic and research institutions and obtaining licences to proprietary technology. The Enlarged Group relies heavily on these types of arrangements in its product development and marketing efforts and for access to technology.

2.14 The Enlarged Group's product candidates compete with established drug therapies and may compete with newer, more effective techniques. As a result, the Enlarged Group's technology may not be accepted in the market

      Any product candidate successfully developed using the Enlarged Group's technology may compete with existing therapies that have long histories of safe and effective use. For example, Humira may face competition from many products, including Disease Modifying Anti Rheumatoid Drugs, for the treatment of rheumatoid arthritis. Competition may also arise from:

      o other drug development technologies and methods of preventing or reducing the incidence of a disease;

      o new small molecules; or

      o other classes of therapeutic agents.

      Developments by competitors may render product candidates developed using the Enlarged Group's technology or the Enlarged Group's technologies themselves obsolete or uncompetitive. The Enlarged Group's collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than the Enlarged Group's. If they do, then products based on the Enlarged Group's technology will be obsolete or become uncompetitive and the Enlarged Group will fail to earn expected revenue.

2.15 The Enlarged Group may be adversely affected by changes in legislation

      The FDA has designated Zavesca (miglustat) as an orphan drug under the US Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the US for that product. In recent years, the US Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, in the event that Zavesca receives US regulatory approval and for any other drugs for which the Enlarged Group may be granted exclusive marketing rights under the Orphan Drug Act, the Enlarged Group would face increased competition, which may decrease the amount of future revenues that would be received from such products.

2.16 Commercialisation of database products may not achieve sales and marketing expectations

      The publication of the human genome has resulted in a proliferation of database product offerings. This increased competition, together with consolidations in the pharmaceutical industry, has led to downward pressure on prices, particularly on non-exclusive databases. As a result, the Enlarged Group's ability to generate significant revenues from the commercialisation of disease-associated databases may be affected in the long-term.

      Further, OGS' joint venture vehicle, Confirmant, which was established in 2001 to develop and commercialise the protein atlas of the human genome database may not generate significant revenues from database sales and such failure may adversely impact on the Enlarged Group's financial performance.

      In addition, following the creation of Confirmant, OGS' joint venture partner, Marconi, has informed the market of a severe worsening in its market conditions, and it has undertaken a restructuring to address such changes. As a consequence, Confirmant may have ceased to be core to Marconi's activities. It is, therefore, possible that Marconi will not be able to participate in any future funding of Confirmant that may be required pursuant to the terms of its joint venture agreement with OGS. Such failure could impact on Confirmant's ability to meet its payment obligations to OGS with regard to the population of the protein atlas database, which in turn could affect Confirmant's ability to market the protein atlas database successfully and have an adverse impact on the financial performance of the Enlarged Group.

2.17 The Enlarged Group may not be able to maintain revenue growth in respect of its proteomics operations

      The market for the provision of proteomics services is becoming increasingly competitive and the Enlarged Group's revenues from collaborations depend upon OGS either entering into new revenue generating collaborations with third parties or extending its existing collaborations when they come up for renewal. If the Enlarged Group is unable to achieve this, its proteomics-derived revenues may be affected, which could have an adverse impact on its financial performance.

      In particular, as part of the Confirmant joint venture, OGS has entered into a three-year agreement to populate certain proteomics databases (being the protein atlas, the cerebrospinal fluid (or CSF) proteome and the serum proteome) pursuant to which the Enlarged Group expects to receive up to (pound)22.5 million over the three-year term. There is no guarantee that this agreement will be extended beyond the initial term unless Confirmant is successful in commercialising the existing databases and wishes to extend its database product range to additional databases that the Enlarged Group is able to generate for it.

2.18 If the Enlarged Group fails to attract and retain key employees and consultants, its business will be harmed

      The Enlarged Group depends significantly on its management and scientific personnel. The loss of the services of any key employee could cause harm to the Enlarged Group's business. The Enlarged Group's strategy depends on hiring key scientific and management personnel and on hiring further such personnel as may be necessary. The Enlarged Group faces significant competition in the hiring and retention of key employees. The Enlarged Group will aim to provide incentives to attract, retain and motivate key personnel, but this aim may not be achieved. If the Enlarged Group fails to recruit scientific and managerial employees in the future or loses any of its key employees, the Enlarged Group's business, financial condition and results of operations may be harmed. In particular, some of the OGS executive directors and other senior management may leave the Enlarged Group within the first 12 months following the Merger and this may cause discontinuity in the activities previously carried on by OGS. However, in this regard, it should be noted that both Dr Ebsworth and Professor Parekh intend to continue as non-executive directors of the Enlarged Group.

2.19 If the Enlarged Group's licence agreements violate the competition provisions of the Treaty Establishing the European Community 1957, as amended, then some terms of its key agreements may be unenforceable

      Certain licence agreements that the Enlarged Group entered into, or may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may arguably fall within the prohibition of Article 81(1) of the Treaty Establishing the European Community 1957, as amended. The Enlarged Group determines on an agreement-by-agreement basis whether or not the prohibition of Article 81(1) applies, whether automatic exemption from the prohibition of Article 81(1) is available under certain bloc-exemptions or, if not, whether the conditions for exemption from the prohibition of Article 81(1) are satisfied under Article 81(3) and, if so, whether to apply to the European Commission for an individual exemption under
Article 81(3). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an individual exemption from the European Commission, provisions of any licence agreement which fall within the prohibition of Article 81(1), including those relating to the exclusivity or rights, may be unenforceable.

2.20 The Enlarged Group may be subject to product liability claims, which are expensive to insure against and, if successful, may force the Enlarged Group to incur unforeseen expenditures

      As a designer and developer of drug products and diagnostic products, the Enlarged Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on the Enlarged Group's technology may be able to bring claims against the Enlarged Group based on the use of such products in clinical trials and the sale of products based on the Enlarged Group's technology. In addition, it may be necessary for the Enlarged Group to secure certain levels of insurance as a condition to the conduct of clinical trials. Insurance coverage may not be available to the Enlarged Group at an acceptable cost, if at all. In the event of any claim, the Enlarged Group's insurance coverage may not be adequate.

2.21 The Enlarged Group's business may be harmed if it is unable to obtain enough biological samples at a reasonable cost

      An adequate supply of human biological samples is important to the Enlarged Group's efforts to discover and validate protein targets and bio-markers. The Enlarged Group uses large numbers of samples, including samples of tissues and body fluids, such as serum, urine, saliva and cerebrospinal fluid (found in the central nervous system and referred to as CSF). Research in the biotechnology and pharmaceutical industries is greatly expanding, which is causing the cost of obtaining biological samples to rise, as well as creating a general difficulty in obtaining samples at all. CSF samples are particularly difficult to obtain from individuals, because of the relatively invasive nature of the procedures required. If the Enlarged Group is not able to obtain biological samples on a cost efficient basis or at all, its ability to discover and validate protein targets and bio-markers in key disease areas will be harmed.

      In addition, a failure to obtain an adequate supply of biological samples may cause the Enlarged Group to reprioritise the areas in which the Enlarged Group attempts to discover protein targets and bio-markers.

2.22 The Enlarged Group's operations involve the use of hazardous materials. An accident involving these materials could subject the Enlarged Group to liability

      As a biotechnology company, the Enlarged Group will be subject to environmental and safety laws and regulations, including those governing the use of potentially hazardous materials. The design, development and testing of products based on the Enlarged Group's technology involves the use of hazardous materials. Although the Enlarged Group believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, the Enlarged Group may incur unforeseen liabilities.

2.23 The market for CAT's Shares is volatile, which may cause unexpected changes in CAT's share price

      The share prices of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The market prices and trading volumes of CAT Shares and CAT ADSs are volatile, and it is expected that the price of its securities will be volatile for the foreseeable future. The price at which CAT Shares and CAT ADSs are quoted and the price that investors may realise for their securities will be influenced by a large number of factors, some specific to the Enlarged Group and its operations and some that may affect the quoted healthcare and pharmaceutical sector, or quoted companies generally. These factors could include the performance of the Enlarged Group's research and development program, large purchases or sales of CAT Shares and CAT ADSs, currency fluctuations, legislative changes in the healthcare environment, litigation, in particular intellectual property litigation, and general economic conditions.

2.24 The ability of US investors to enforce civil liabilities obtained against CAT in the United States may be limited

      CAT is a public limited company incorporated under the laws of England and Wales. Substantially all of CAT's directors and senior management are not residents of the United States. Substantially all of the assets of such persons and a substantial majority of the assets of the Enlarged Group are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such person or the Enlarged Group or to enforce against them judgments of courts of the United States predicated upon civil liability provisions of the US federal or state securities laws.

                                     PART IX

                             REGULATORY ENVIRONMENT

1.    INTRODUCTION

In most countries, dealings in drug products are subject to relatively high levels of regulation. By setting detailed and specific requirements for data that must be generated and evaluated before a product can be placed on the market, most systems of regulation ensure that such products are subject to extensive testing and evaluation before being made widely available.

The testing required once a potential product candidate has been identified involves both pre-clinical and clinical research, the first one usually carried out on animals, the latter one carried out on humans. The precise tests undertaken and methods used vary according to the products under developments, but basic principles and requirements must be addressed. The performance of pre-clinical and clinical research is generally subject to legal provisions that are in addition to, and separate from, those setting out the data requirements for the purposes of applying for approval to market a product.

In most jurisdictions, any dealings in drug products at any point in the chain of distribution will be regulated through a system of authorisation. In order to place a product on the market, a marketing authorisation is required. This is a fundamental requirement since, subject to fairly limited exemptions and the provisions for clinical research, all dealings must be undertaken in relation to authorised products. According to Community legislation, manufacturers and wholesalers must have appropriate authorisations covering their activities. Manufacturing, which includes assembly of products into their final dosage forms and packaging operations, is generally strictly regulated. Wholesalers, who supply to the trade, must meet certain criteria both as to staff and premises in order to obtain authorisation. Supply at retail level to members of the public is generally controlled through the limitations and conditions placed upon retail outlets through, for example, pharmacy registration and the imposition of statutory limitations, conditions and obligations upon other retail suppliers. Exemptions from the requirements for authorisation tend to be extremely limited.

2.    REGULATION BY THE EUROPEAN COMMUNITY

The system of regulation of medicinal products for human use at the European Community ("EC") level dates back to 1965. There is a broad range of EC legislation that has been implemented by European Union ("EU") Member States governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in many cases. However, failure to comply with, or departure from, their provisions in practice requires strong justification since it is assumed that such guidelines represent the state of scientific and technical knowledge.

2.1 Pre-clinical research

      European legislation, e.g. Directive 2001/83/EC, as amended, imposes certain specific requirements for pre-clinical testing where the data to be generated will be used for an application for a product marketing authorisation in the EC. The basic provisions in legislation are expanded upon in guidance issued by the Committee for Proprietary Medicinal Products ("CPMP") which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorisation. Aspects of pre-clinical research involving animal testing are subject to the provisions of Directive 86/609/EEC setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories by Directive 87/18/EEC and associated legislation, with compliance monitored through a system of inspection.

2.2 Clinical research

      Directive 2001/83/EC also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilised in a marketing authorisation application. There are also a number of guidance documents issued by the CPMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on a Good Clinical Practice ("GCP") the latter one coming into force in 1997 and being an adoption of the guidelines on GCP developed by the International Conference for Harmonisation. Also of importance throughout the EC is the Declaration of Helsinki setting out guidelines on the ethical principles applying when research in humans is conducted.

      Aside from these provisions today the conduct of research in the EC is also governed by Directive 2001/20/EC on the implementation of GCP in the conduct of clinical trials on medicinal products for human use. This Directive that has recently been adopted sets out a number of provisions governing the conduct of clinical trials. It will be supplemented by detailed guidelines. The aim of the Directive is to increase harmonisation in this area. Member States have until 1 May 2004 to adopt the necessary measures to comply with the Directive and these measures will affect regulation and practice. In the meantime, the national laws and practices of Member States covered by the scope of the Directive will continue to govern research conducted within the local jurisdiction. Variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC.

      Pending specific rules, there are some practical influences upon the conduct of research as a result of the requirements concerning the content of application dossiers submitted in order to obtain marketing authorisation. These requirements include adherence to GCP and failure to do so may lead to a rejection of an application for a marketing authorisation.

      The completion of Phase I, II and III clinical studies is a lengthy process and can take up to six years or more to achieve. Adverse, poor or inconclusive results at any stage can lead to the abandonment of a research programme.

      In practice, in Member States, clinical studies may only be commenced after notification to and/or approval by, an independent ethics committee. The process of application for and/or authorisation of a clinical study by the regulatory authorities varies from Member State to Member State. Where the results of earlier phase studies do not justify ongoing research, neither ethical nor regulatory approval (where required) will be granted.

      In addition to the above, further Community legislation, such as Directive 95/46 EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, and also national law in areas not yet covered by Community legislation, is relevant to the conduct of clinical research.

2.3 Marketing

      A medicinal product must have a marketing authorisation to be marketed in an EC Member State. In 1995, the so-called "Centralised Procedure" for authorisation of certain medicinal products was introduced in Europe. Regulation
(EEC) No 2309/93/EEC established a process of authorisation granted by the Community for particular types of biotechnology and high technology products. This centralised marketing authorisation system requires an application for a marketing authorisation to be made by the person who will be responsible for placing the product on the market and who must be established in the Community to EMEA.

      The EMEA co-ordinates the assessment process and procedure, while the CPMP, as a body of experts drawn from the Member States, undertakes (with the assistance, where necessary, of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorisation. The final decision as to the grant or refusal of a marketing authorisation is taken by the Commission. If successful, an application results in a single marketing authorisation for the product which is valid in all Member States. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant's schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorisation application may be initiated by the CPMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

      The legislation also introduced in Directive 2001/83/EC a "Mutual Recognition Procedure" under which a marketing authorisation for a product gained in one Member State (the "Reference Member State") can be used as the basis for gaining marketing authorisation in others without, in theory, the repetition of the lengthy product assessment already carried out by the Reference Member State in authorising the product. Objections to such recognition may be made by Member States within time limits set by the legislation. The process of dealing with these objections ("arbitration") may significantly lengthen the time elapsing between the initial application and approval in the nominated Member States. Arbitration is handled by the CPMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all Member States. The outcome of an arbitration may adversely affect marketing authorisations obtained prior to the arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorisation. The Mutual Recognition Procedure is an option for all products for which the Centralised Procedure is not compulsory under Regulation
(EEC) No 2309/93.

      Some companies will have the option under the rules to use either procedure to authorise a new product. In some cases, the relative flexibility of certain aspects of the Mutual Recognition Procedure may recommend that system above the Centralised Procedure. In others, the perceived benefits of a single EC-wide authorisation and the relative simplicity of a single application in Europe will influence the system of choice.

      On 22 January 2000, Regulation (EC) No 141/2000 on orphan medicinal products entered into force. These so called "orphan drugs" are basically defined as products for diagnosing, preventing or treating life-threatening or very serious conditions that are rare and affect not more than five in 10,000 persons in the Community. The Regulation offers a number of incentives to encourage the development of orphan drugs which under normal market conditions pharmaceutical companies would be unwilling to develop, as the expected sales would not allow the recovery of the costs of bringing them to the market. For example, once a marketing authorisation for an orphan drug has been granted, the orphan drug will enjoy market exclusivity and no further applications by third parties for the marketing authorisation of similar product for the same indication will be accepted for a period of 10 years. This period may however be reduced to six years if, at the end of the fifth year, certain requirements are no longer met, inter alia, that the product reaches certain profit levels within five years from authorisation. Other incentives of orphan drugs are direct access to the Centralised Procedure for the application of marketing authorisation and, under certain circumstances, the grant of fee reductions or exemptions in respect to the marketing approval procedure. However, despite these incentives, the status as orphan drug has no further effect on the general obligation to obtain marketing authorisation.

      After a marketing authorisation, which will be valid for five years and renewable for consecutive periods of five years has been granted, and a product has been brought to market, numerous obligations are imposed upon the marketing authorisation holder by the legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. When the circumstances and technical knowledge warrant updating and amendment this requires notification to the regulatory authority and the need to obtain approval or a modified or even new marketing authorisation. Requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation. Advertising and the production of labelling and patient information leaflets are each specifically regulated by Directive 2001/83/EC, with local codes of conduct and practice also in place and, in some cases, providing additional, exceeding obligations that can even lead to the control on corporate activity. The provisions of the legislation, which include the requirement, in relation to the function of pharmacovigilance and information services, to have nominated individuals within the company responsible for compliance, require significant resourcing in terms of staff and expertise which may be sourced in-house and/or from external providers.

      The regulatory authorities have power to suspend, revoke or vary a marketing authorisation after grant if they are no longer satisfied as to product safety, quality or efficacy or any combination of these. The requirements for the performance of comprehensive pharmacovigilance and frequent reporting and assessment in respect of marketed products are of central importance and are designed to enable companies and regulators to detect product safety concerns as early as possible and take appropriate action in the interest of public health in the EC. The harmonisation and streamlining of decision-making on such matters in the EC through a system of mutual communication between the competent authorities means that, depending on the marketing authorisation procedure, a concern arising in one Member State in relation to a product which is marketed in several Member States will be examined at the European level and the outcome of the examination will in many cases affect the product and its authorisation across all Member States in which it is sold and supplied.

2.4 Manufacturing

      Manufacturing conducted within the EC must meet the standards of Directive 91/356/EEC laying down the principles and guidelines of Good Manufacturing Practice ("GMP") for medicinal products for human use. These apply both to marketed products and, as can be concluded from Article 13 of Directive 2001/20/EC, to investigational medicinal products intended for use in clinical trials.

      In addition, Directive 2001/83/EC imposes the duty on each Member State to ensure that the manufacture of medicinal products within the EC is subject to the holding of an authorisation within the territory of the respective Member State. Personnel with specific qualification has to be available to the marketing authorisation holder and inspection of manufacturing site facilities will be carried out before a manufacturer is authorised to produce or assemble medicinal products. And even after being granted authorisation the regulatory authorities can undertake inspections, both by local inspectors and under certain conditions by inspectors representing other countries, in order to control compliance, particularly with the GMP. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required in the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

2.5 Wholesaling

      Wholesale distribution in the EC is governed by Directive 2001/83/EC and the Good Distribution Practice Guidelines cross-referenced in it. As with manufacturing operations, Directive 2001/83/EC provides for all wholesalers to be authorised by the authorities in the country in which they operate. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure.

2.6 Pricing

      In a number of Member States, it is not possible to market a product until pricing negotiations with the responsible authorities have been concluded. Obtaining a market authorisation by the regulatory authorities does not guarantee the negotiation of a satisfactory price, or of reimbursement status under national public health systems, for the products concerned.

2.7 Supplementary protection certificates

      The time taken to research and develop medicinal products eats into the marketing time protected by a product patent or patents and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the EC introduced Regulation 1768/92 creating a Supplementary Protection Certificate ("SPC") for certain authorised products which are protected by a basic patent in force. The effect of the SPC is to confer the same rights as are conferred by the basic patent (subject to the same limitations and obligations), provided that the protection conferred by the SPC extends only to the product covered by the authorization. The duration of the SPC is a period equal to the period which elapsed between the date on which the application for a basic patent was lodged and the date of the first authorization to place the product on the market in the European Community, less five years, and subject to an upper limit of five years.

2.8 Abridged applications

      In cases where the patent and SPC have expired or are not available, medicinal products can benefit from EC provisions which govern the making of so-called abridged applications for marketing authorisations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Article 10 of Directive 2001/83/EC are met.

      Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period not less than six years from authorisation of the prior product from relying upon pre-existing data submitted in support of a prior full application by another company, except in certain defined and limited circumstances. The prior product has to be marketed in the Member State for which the application is made. The period shall be fixed at ten years for products derived from biotechnological processes specified in Part A of the Annex to Regulation (EEC) No 2309/93 (for which the Centralised Procedure is compulsory), and "hightechnology" products viewed by the competent regulatory authorities as representing significant innovation and falling within Part B of the Annex (in case the applicant voted for the optional Centralised Procedure). A Member State may elect to extend the period from six to ten years in respect of all the medicinal products marketed on its territory where it considers this necessary in the interest of public health.

      The rules do not, however, prevent a competitor from making a marketing authorisation application by relying upon a full data package compiled by the applicant, or by reference to published literature, or, with the consent of the owner of the original data, by cross reference to the data held on file by the regulatory authorities.

      The rules are only intended to limit the circumstances in which a marketing authorisation may be granted without a full data package on the basis of cross reference to existing data already submitted by prior applicants in order to support their full application.

      The rules are unfortunately unclear in some respects and their interpretation is subject to variation and dispute. Divergent views are taken by regulatory authorities on the availability of protection, for example, where new data is generated in respect of a variation to an existing product involving substantial "investment" by the originator. There has been significant litigation as a result.

2.9 Product candidates

      Many, if not the majority, of therapeutic products developed through the application of the Enlarged Group's technology will fall within the ambit of Regulation (EEC) No 2309/93. All products developed by means of recombinant DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralised authorisation for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process and for certain "hightechnology" products further specified in Part B of Regulation
(EEC) No 2309/93 the marketing authorisation may also be granted in a Centralised Procedure. With regard to abridged applications a 10 year period shall apply across all Member States in either case where Centralised Procedures are applied. Clinical research programmes must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes.

2.10  Competition Regulation

      The Enlarged Group's activities will be subject to EU and UK competition law, including Article 81(1) of the Treaty Establishing the European Community 1957, as amended. Article 81(1) prohibits agreements which have as their object or effect the prevention, restriction or distortion of competition within the EC and may affect trade between Member States. Provisions of agreements falling within the prohibition of Article 81(1) are void and unenforceable. In certain cases, parties entering into agreements falling within the prohibition of
Article 81(1) may be subject to fines imposed by the European Commission of up to 10 per cent. of their respective annual worldwide revenue and to claims before the Courts of Member States of damages from those who have suffered loss by reason of the agreements.

      Certain licence agreements which the CAT Group or the OGSGroup entered into, or which the Enlarged Group may enter into, will grant or may grant exclusive worldwide licences of patents, patent applications and know-how, which are or may arguably fall within the prohibition of Article 81(1). The Enlarged Group determines on an agreement-by-agreement basis whether or not the prohibition of Article 81(1) applies, whether automatic exemption from the prohibition of Article 81(1) is available under certain bloc-exemptions or, if not, whether the conditions for exemption from the prohibition of Article 81(1) are satisfied under Article 81(3) and, if so, whether to apply to the European Commission for an individual exemption under Article 81(3). If an exemption is not applicable and the Enlarged Group does not apply for, or is unsuccessful in obtaining, an individual exemption from the European Commission, provisions of any licence agreement which fall within the prohibition of Article 81(1), including those relating to the exclusivity or rights, may be unenforceable.

      The assessment of the legal situation with regard to the Regulatory Environment as set out in Section 2 of this Part IX has been based solely on European Community legislation, such as directives and regulations. Directives are addressed to the Member States and require implementation into national law before they become directly applicable. Member States are granted a transition period to effect implementation and there is no guarantee that the resulting national laws are always a complete and correct transformation of the directives. Thus, depending on the situation in each Member State, a legal environment different from the one set out in this Part IX may prevail.

3.    UNITED STATES

3.1 Regulatory authorities

       The development and marketing of drug products for human use in the United States is extensively regulated at the federal and state government levels. The principal federal regulatory agency is the FDA within the US Department of Health and Human Services. Although most states maintain one or more agencies with power to regulate drug products, they generally defer to the FDA in matters relating to product development and approval. Some of the Enlarged Group's products may be subject to state regulation as well as FDA regulation.

3.2 Cost of pre-market testing

      Due to the requirements imposed by the FDA, the development process for new pharmaceuticals in the United States is lengthy, expensive and commercially risky. The great majority of compounds screened for possible development are ultimately rejected at some stage in the pre-market testing process. Total development time for successful compounds often exceeds ten years.

      Under the provision of recent legislation establishing "user fees" (e.g. registration fees) for human drug applications (including new drug applications and biological licence applications), the FDA has made commitments to reduce the review time for marketing authorisation applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex and approval is never certain. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new drug products for the US market.

3.3 Animal testing

      FDA regulations govern all stages of the development and marketing of drug products. Safety studies in laboratory animals that are intended to be submitted to FDA in support of marketing authorisation applications must ordinarily comply with principles of Good Laboratory Practice and they are subject to inspection and verification by the FDA or foreign government agencies with which the FDA maintains mutual recognition agreements.

3.4 Clinical trials

      All clinical trials of investigational drug products in the United States must be carried out under investigational new drug ("IND") exemptions, in accordance with FDA regulations. Those regulations impose requirements for documenting the safety of proposed clinical studies, provide for submissions to the FDA before clinical studies can commence and authorise the FDA to suspend or withdraw permission to continue clinical studies. Sponsors of clinical studies must maintain records and make reports to the FDA, including reports of adverse events from human use and significant findings from studies in animals. Although the FDA affords sponsors some discretion in the design of early phase clinical studies, it is common for sponsors to confer with the agency on the design of later phase studies, especially pivotal Phase III clinical studies that will provide the principal evidence of safety and effectiveness for marketing approvals.

      Advertising and commercial distribution of investigational products are ordinarily prohibited, but in certain circumstances, the FDA will permit sponsors to charge patients for investigational medicines. There are special procedures for "treatment INDs" to allow for compassionate use while controlled clinical studies are underway.

      FDA regulations imposed requirements for Good Clinical Practice ("GCP") and protection of human subjects in clinical studies. Informed consent of study subjects is required, and studies must be reviewed and approved by Institutional Review Boards ("IRBs") which are subject to inspection and regulation by the FDA. Clinical studies in vulnerable populations (e.g. prisoners, children, mental incompetents and pregnant women) are subject to special scrutiny.

3.5 Approval procedures and criteria

      US drug law establishes different procedures and criteria for the approval of biological products (products licence applications and establishment licence applications, or PLAs and ELAs, respectively, and a unified biological licence application, or BLA, for well-characterised biological products), other new drugs (NDAs) and antibiotic drugs (antibiotic drug applications). Monoclonal antibody products are subject to regulation as biologics generally. In practice, however, the FDA applies essentially the same requirements for approval of all products, proof of safety and effectiveness, demonstration of adequate controls in the manufacturing process and conformity with requirements for labelling. Effectiveness must ordinarily be demonstrated on the basis of two adequate and well-controlled clinical studies carried out in accordance with FDA regulations. In addition, the FDA has issued guidelines for clinical studies of specific types of pharmaceutical products.

      The FDA has substantial discretion to determine whether the data submitted in support of a drug product is adequate for approval. The agency is not required to consult with independent experts when it reviews new products, but, in practice, if often seeks the opinion of an advisory committee. Applicants have the right to an administrative hearing and judicial review of the refusal to approve a pharmaceutical product, but the FDA's decisions on issues relating to safety and effectiveness are nearly always conclusive.

3.6 Regulation of software and other medical devices

      The FDA also regulates software and other medical devices to diagnose and treat illnesses and other medical conditions. To the extent that the Enlarged Group's products are or become medical devices, they will or would be subject to FDA review and regulation.

3.7 Accelerated approval

      FDA regulations authorise accelerated approval of pharmaceutical products that offer a significant improvement in the treatment of fatal or life-threatening conditions. Approval can be based on clinical studies using surrogate end-points, but applicants must ordinarily agree to continue clinical studies after approval and to accept other conditions, including simplified procedures for withdrawal of approval.

3.8 Acceptance of foreign clinical data

      The FDA will accept applications that include reports of foreign clinical studies if they meet requirements for GCP and are deemed relevant to US medical practice. It is, however, uncommon for the agency to approve a new pharmaceutical product without some evidence from clinical studies conducted in the United States, and most sponsors carry out at least one pivotal study in that country. Studies conducted outside the United States are subject to special audits by the FDA and may be rejected if US requirements for record-keeping, protection of human subjects and other matters relating to GCP are not met.

3.9 Non-patent market exclusivity

      US drug law creates two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications ("ANDAs") or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity and three years after the approval of a new indication or dosage form for which substantial clinical studies were required. These provisions do not preclude approval of competitive applications based on original data, and they are apply only to new drugs, rather than antibiotics or biological products.

      Secondly, the law provides for a special seven year period of protection for "orphan drugs" (e.g. drugs for diseases that affect fewer than 200,000 persons in the United States or that are unlikely to repay development costs). During this period, the FDA is ordinarily precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products as well as new drugs.

3.10 Manufacturing controls

      The FDA inspects pharmaceutical manufacturing establishments for compliance with requirements of its Current Good Manufacturing Practice ("CGMP") regulations and conformity with specifications in marketing approvals. In addition, biological manufacturing establishments must be licensed by the FDA, although for specified products the facility is approved within the BLA. The agency inspects foreign manufacturing facilities that supply bulk or finished products for the US market; if companies cannot meet FDA requirements, their products may be excluded from the United States.

3.11 Export controls

      US drug laws restrict exports of unapproved new drugs and biological products for commercial distribution and clinical investigation outside the United States. Such drugs can only be exported for commercial use if they have been approved in designated jurisdictions (the EC and the individual Member States). Exports are also permitted for clinical studies in the designated countries after notification to the FDA, but exports for clinical studies in other countries may require prior approval. Less restrictive rules apply to exports of unapproved antibiotics.

3.12 Advertising and promotion

      The FDA closely regulates advertising, promotion and marketing of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is restricted. Financial incentives to prescribers are regulated under federal and state civil and criminal laws as well as codes of practice for the medical professions. Advertising of over-the-counter drugs is chiefly regulated by the Federal Trade Commission.

3.13 Enforcement powers

      The US federal government has extensive powers to compel compliance with medicine laws. Violative products are subject to seizure, and imported products may be detained. Companies and individuals that violate the law are subject to sanctions, including injunctions and criminal penalties with no requirement for proof of negligence or intent. Persons and companies convicted of certain offences can be temporarily or permanently barred from involvement in the drug approval process. The US federal government can suspend or withdraw approval of products if questions arise concerning safety or effectiveness.

3.14 Product liability

      Companies that market drug products in the United States are subject to suit in state and federal courts for personal injuries caused by their products. The risk of product liability is significantly greater than in most European jurisdictions, and damage awards can be substantial. FDA approval is seldom a defence to liability, but failure to comply with FDA requirements may constitute evidence of negligence or conduct warranting punitive or exemplary damages.

3.15 Potential limitations on US third-party reimbursements and US health care reform

      Sales of the Enlarged Group's products will depend in part on the availability of reimbursement from third party payers and the state and US federal governments. Revenue also may be negatively impacted by ongoing US healthcare reform efforts which seek to contain costs and may limit or prescribe treatments and/or services reimbursed by the government.

                                     PART X

                             ADDITIONAL INFORMATION

1. Responsibility

(a) The CAT Directors, whose names are set in paragraph 3(a) below, and the Proposed Directors, whose names are set out in paragraph 3(b) below, accept responsibility for the information contained in this document (other than that relating to the OGS Group, the OGS Directors and their immediate families and connected persons). To the best of the knowledge and belief of the CAT Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The OGS Directors*, whose names are set out in paragraph 3(d) below, accept responsibility for the information contained in this document relating to the OGS Group, the OGS Directors and their immediate families and connected persons. To the best of the knowledge and belief of the OGS Directors* (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and Status

CAT was incorporated as Intercede 1186 Limited on 5 August 1996 in England under the Companies Act as a company limited by shares under registered number 03234033. CAT's name was changed and CAT was re-registered as a public limited company under the Companies Act with the name Cambridge Antibody Technology Group plc on 22 August 1996. CAT's head office, registered address and principal place of business is Milstein Building, Granta Park, Cambridge, CB1 6GH.

3. Directors

(a) The CAT Directors and their respective functions are as follows:

      Professor Peter Garland                 Non-Executive Chairman
      Peter Chambre                           Chief Executive Officer
      John Aston                              Chief Financial Officer
      Dr David Glover                         Chief Medical Officer
      Dr Kevin Johnson                        Chief Technology Officer
      Professor Uwe Bicker                    Non-executive
      Dr James Foght                          Non-executive
      Professor Sir Aaron Klug                Non-executive
      Dr Paul Nicholson                       Non-executive
      Ake Stavling                            Non-executive
      Dr John Stocker##                       Non-executive

      The Company Secretary of CAT is Diane Mellett.

      The business address of each of the CAT Directors is Milstein Building, Granta Park, Cambridge, CB1 6GH.

* Dr. Donald Drakeman also the Chief Executive Officer of Medarex, Inc., a competitor of CAT and is not, therefore, taking responsibility for the views of the OGS Board on the merits of the Merger.

(b) It is proposed that Dr David Ebsworth, Professor Rajesh Parekh and Dr James Hill will join the CAT Board following the completion of the Merger. Dr Peter Ringrose will join the CAT Board on 10 February 2003.

(c) Brief biographical details of the CAT Directors and the Proposed Directors are as follows:

      Professor Peter Garland MA MB PhD FRSE CBE (68) Non-Executive Chairman

      Appointed to the CAT Board in 1990, Peter Garland became Chairman of the CAT Board in September 1995. Until 1999 he was Chief Executive Officer of the Institute of Cancer Research, where he continues to work as a Visiting Research Fellow. During his career he has held a number of other senior posts within academia and industry, including Professor of Biochemistry at the University of Dundee, Principal Scientist and Head of Biosciences at Unilever Research Colworth Laboratory and Director of Research at Amersham International plc. In 1999 he was awarded the CBE for his services to cancer research and biotechnology.

      Peter Chambre (47) Chief Executive Officer

      Peter Chambre joined CAT as Chief Executive Officer in April 2002. Previously, Peter was Chief Operating Officer at Celera Genomics Group and, prior to this, held the position of Chief Executive Officer at Bespak plc, the drug delivery group. Peter has considerable experience of senior management roles, both in the UK and the United States, where he led these companies in their development toward the biopharmaceutical market. Peter has also held positions at Bain & Company, the strategy consultancy, and Unilever plc.

      John Aston MA ACA (48) Chief Financial Officer

      John Aston joined the Board as Finance Director in September 1996 and subsequently saw CAT through a successful flotation in March 1997. Previously, John was a director in corporate finance with J Henry Schroder & Co Limited. He qualified as a chartered accountant with Price Waterhouse and worked at the British Technology Group.

      Dr David Glover MA MB Bchir MRCP FFPM (50) Chief Medical Officer

      David Glover joined the Company in June 1994 as Vice President Medical Development and was promoted to the CAT Board in July 1997. David's pharmaceutical industry experience began in 1984 when he joined Merck Sharp and Dohme as a Clinical Research Physician, rising to the Director of Medical Affairs before moving to Schering-Plough Limited as Medical Director. He has broad expertise in drug development, regulatory affairs, clinical research and medical marketing encompassing several therapeutic areas. Prior to 1984, he held a series of hospital positions in medicine and cardiology including a clinical research fellowship at the University of Birmingham. David also sits on the Board of Management of the ABPI (Association of the British Pharmaceutical Industry).

      Dr Kevin Johnson BSc PhD FRSA (42) Chief Technology Officer

      Having joined CAT in 1990, Kevin Johnson was appointed to the CAT Board in July 1997. In 2000, Kevin became Chief Technology Officer responsible for exploitation and development of CAT's technology platforms. Previously, he held positions in the Company as Research Director, Vice President Research and Head of Research. Prior to 1990, he was a fellow of the University of Melbourne, Australia and a John Lucas Walker Senior Student at the University of Cambridge, where he originally gained his PhD.

      Professor Uwe Bicker MD PhD (57) Non-Executive Director

      Uwe Bicker joined the CAT Board in February 1999. He is Member of the Board of Trustees of the Aventis Foundation; Chairman of the Supervisory Board of Dade Behring Holding GmbH and a member of the Board of the University of Marburg. Previously he was a board member of the Behringwerke AG, a board member of HoechstMarionRoussel AG and a board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry and is a professor at the University of Heidelberg.

      Dr James Foght PhD MS BS (66) Non-Executive Director

      Jim Foght has been on the CAT Board since 1996. He is currently Managing Director of Foght Enterprises, LLC., focused on international business advisory services, and also Managing Director of Vector Securities International, LLC. Jim has considerable experience of the pharmaceutical and diagnostic industries having spent 23 years with El du Pont de Nemours in management and research, latterly as Managing Director of DuPont (UK). Jim also serves on the Board of Directors of Acrux Limited and is a member of the Board of Advisors of Ovation Pharmaceuticals Inc. He has announced his intention to resign from the Company following the forthcoming AGM on 7 February 2003.

      Professor Sir Aaron Klug OM FRS ScD HonFRCP HonFRCPath Nobel Laureate
      (1982) (76) Non-Executive Director

      Sir Aaron Klug has been on the CAT Board since the Company was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of MRC Laboratory of Molecular Biology. Sir Aaron continues to lead an MRC research group on the regulation of gene expression. He is a Foreign Associate of the US National Academy of Science and was President of The Royal Society (1995-2000).

      Dr Paul Nicholson MB BS FFPM (65) Non-Executive Director

      Paul Nicholson was appointed to the CAT Board in February 1999. Paul is a qualified physician with extensive experience of the pharmaceutical industry. Most recently he was Senior Vice President of Worldwide Development at SmithKline Beecham. Prior to this, he held senior positions at Monsanto. Hoechst and Sterling Winthrop. Paul serves as a board director for a number of bioscience companies including Xantos AG, Biovex Limited, Biomedicines Inc, Matrix Therapeutics Limited and BioScience VCT plc. He is a member of the Novartis Science Board.

      Ake Stavling (57) Non-Executive Director

      Ake Stavling was appointed to the CAT Board on 2 December 2002. He has many years of experience within the bio-sciences sector and, until very recently, served as an Executive Director, Business Development with AstraZeneca plc where he had overall responsibility for corporate strategy.

      Dr John Stocker AO MB BS BmedSc PHD FRACP (57) Non-Executive Director

      John Stocker was appointed to the CAT Board in March 1995. John is Chairman of the Sigma Company Ltd. and a Director of Telstra Corporation Limited, Nufarm Limited, and Circadian Technologies Pty. Limited, all of which are listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel. John is also Chairman of CAT's Scientific Advisory Board.

      Dr David Ebsworth (48) Proposed Executive Director

      David Ebsworth joined OGS as Chief Executive Officer Designate and Director on 22 May 2002 and assumed the role of Chief Executive Officer of OGS on 1 July 2002. He has over 20 years experience within the pharmaceuticals industry. Most recently he was head of the worldwide Pharmaceutical Business Group of Bayer AG. Prior to that, he was President of Bayer Pharmaceutical Division in North America with responsibility for all functions from research through clinical development, regulatory affairs, sales and marketing, finance and strategy. Previously, he held a number of senior management positions within Bayer in Canada, Europe and the US. In 2001, he received the Global CitizenAward from the School of Diplomacy and International Relations at Seton Hall University in New Jersey. He is non-executive directive of SkyePharma plc, Curagen Corporation and Clal Biotechnology Industries Limited. He holds a PhD from the University of Surrey.

      Professor Rajesh Parekh (42) Proposed Executive Director

      Professor Rajesh Bhikhu Parekh was OGS' founding Research Director and has been an executive director of OGS since 1992. He is internationally recognised in the fields of glycobiology, carbohydrate engineering and proteomics. He holds a DPhil from the University of Oxford, is author of numerous publications and is named as an inventor in a number of patents and patent applications.

      Dr James Hill (57) Proposed Non-Executive Director

      Dr James Hill has been a non-executive director of OGS since July 2000. Until April 2001, he was Senior Vice President, Corporate Affairs at SmithKline Beecham Plc (now part of GlaxoSmithKline) with responsibility for government affairs, investor relations and all other aspects of communications. He is a non-executive director of Genetix Group Plc, Roadhaven Plc and Diplema Plc, a Fellow of the Royal College of Physicians and a member of the Institute of Directors, the Faculty of Pharmaceutical Medicine and the Royal Society of Medicine. He holds an MD from London University.

      Dr Peter Ringrose (57) Proposed Non-Executive Director

      Peter Ringrose's appointment to the CAT Board will take effect from 10 February 2003. Peter has spent his whole 32-year career in the pharmaceutical industry and, in particular, has many years' experience in drug discovery. He was most recently Chief Scientific Officer and President of Bristol-Myers Squibb Research Institute, Princeton, New Jersey, and a member of the Executive Committee of Bristol-Myers Squibb Company, responsible for pharmaceutical research and development worldwide. He retired from these roles in December 2002. Prior to joining Bristol-Myers Squibb Company in 1997 he held a number of senior posts at Pfizer Inc, most recently Senior Vice President Worldwide Drug Discovery and European Medicinal R&D. He joined Pfizer UK in 1982. Previously, Peter held the post of Division Director with Sandoz Research Institute (1979-1982) in Vienna, Austria, and held a number of positions at Roche Research Division (1970-1979).

(d) The OGS Directors and their respective functions are as follows:

      G Kirk Raab                        Non-Executive Chairman
      Dr David Ebsworth                  Chief Executive Officer
      Denis Mulhall                      Chief Financial Officer
      Dr Chris Moyses                    Chief Medical Officer
      Professor Rajesh Parekh            Chief Scientific Officer
      Professor Max Burger               Non-executive
      Dr Donald Drakeman                 Non-executive
      Professor Raymond Dwek             Non-executive
      Dr James Hill                      Non-executive
      John Rennocks                      Non-executive

      The Company Secretary of OGS is John Ilett.

      The business address of each of the OGS Directors is The Forum, 86 Milton Park, Abingdon, Oxfordshire, OX14 4RY.

(e) Set out below is a list of companies and partnerships, other than CAT and its subsidiary undertakings, of which the following CAT Directors and Proposed Directors are or have been directors or partners in the five years preceding the date of this document:

                                                                          Past directorships
       Name                        Current directorships                  in the last five years
       Professor Peter Garland     --                                     The Royal Cancer Hospital:
                                                                          Institute of Cancer Research

       Peter Chambre               --                                     B.E.S. Technology Limited
                                                                          Bertspa Engineering Co. Limited
                                                                          Bespak Europe Limited
                                                                          Bespak Holding (UK) Limited
                                                                          Bespak plc
                                                                          Phoenix Travel (King's Lynn)
                                                                          Limited

       John Aston                  --                                     --
       Dr David Glover             --                                     --
       Dr Kevin Johnson            --                                     --

                                                                          Past directorships
       Name                        Current directorships                  in the last five years
       Professor Uwe Bicker        Dade Behring Holdings Inc.             Hoechst Marion Roussel GmbH

                                   Future Capital AG
                                   Aventis Research & Technologies AG

       Dr James Foght              Vector Asset Management                Vector Securities International Inc.

                                   (Vector Later-Stage Equity Funds)      VSI Advisors LLC
                                   Ovation Pharmaceutical, Inc.           Vector Securities International Inc.

                                   Vector Securities                      Prudential Vector Healthcare Group

                                   International LLC                      Avocet Medical Inc.
                                   Foght Enterprises LLC
                                   Acrux Limited
                                   African Wildlife Foundation
                                   Turtle Will
                                   Illinois Ventures
                                   University of Akron Foundation

       Professor Sir Aaron Klug    --                                     Genome Research Limited
                                                                          Endlock Limited
                                                                          Gendaq Limited
       Dr Paul Nicholson           Xantos AG                              The Botanics Trading Company
                                   Biomedicines Inc.                      Limited
                                   BioVex Limited                         British Biotech plc
                                   Bioscience VCT plc
                                   Matrix Therapeutics Limited

       Ake Stavling                                                       AstraZeneca plc

       Dr John Stocker             Sigma Company Limited
                                   Telstra Corporation Limited
                                   Nufarm Limited
                                   Circadian Technologies Limited
                                   Foursight Associates Pty Limited

       Dr David Ebsworth           Oxford GlycoSciences Plc
                                   SkyePharma plc
                                   Curagen Corporation
                                   Clal Biotechnology Industries Limited

       Professor Rajesh Parekh     Oxford GlycoSciences Plc

       Dr James Hill               Oxford GlycoSciences Plc
                                   Genetix Group Plc
                                   Roadhaven Plc
                                   Diplema Plc

       Dr Peter Ringrose           --                                     ImClone Systems Incorporation

(f) None of the CAT Directors or Proposed Directors have:

      (i) any unspent convictions in relation to indictable offences;

      (ii) been an executive director of any company at the time of or within twelve months preceding which was put into receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or which made any composition or arrangement with its creditors generally or any class of the creditors of such company;

      (iii) had any bankruptcy order served upon him, nor has he entered into any individual voluntary arrangement;

      (iv) had any public criticisms made of him by any statutory or regulatory authority (including designated professional bodies), nor has he ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company;

      (v) been a partner in any partnership at the time of or within twelve months preceding which was put into receivership, compulsory liquidation, administration or voluntary arrangement of such a partnership;

      (vi) had an administrative or other receiver appointed over any of his assets.

4. Service contracts and emoluments of the CAT Directors and the Proposed

Directors

(a) The following directors of the Company have service contracts with the Company, particulars of which are set out below:

      Director          Annual Salary       Notice period                          Date of contract

      Peter Chambre     (pound)325,000      12 months by either the Company or     22 February 2002
                                            the director at any time

      John Aston        (pound)166,500      12 months by either the Company or       1 October 2001
                                            the director at any time

      David Glover      (pound)160,600      12 months by either the Company or       1 October 2001
                                            the director at any time

      Kevin Johnson     (pound)160,600      12 months by either the Company or     10 February 1997
                                            the director at any time

      Upon serving or receiving notice of termination, the Company has the right, at its discretion, to pay basic salary (plus any benefits, as described in the paragraph below, enjoyed by the CAT Director at that time) in lieu of notice. There are no other provisions for compensation payable upon early termination of the service contracts. Other than as specified in the paragraph below, there are no commission or profit-sharing arrangements.

      The executive directors of CAT are each entitled to receive, whether under their service contracts or otherwise, the following non-pensionable benefits:

      (i) life insurance on the terms of the Company's personal accident scheme and disability cover on the terms of the Company's income protection scheme;

      (ii) contributions to the Company's group personal pension scheme equal to 10 per cent. of their respective annual salaries (with the exception of Peter Chambre for whom there is a 10 per cent. of basic salary contribution to a pension allowance payable via payroll);

      (iii) private medical insurance cover for the benefit of the CAT Director under the Company's group private medical insurance scheme;

      (iv) all of the rental and call charges of a home fax machine and the costs of installing an additional home telephone line (if considered necessary);

      (v) membership fees for professional societies and subscriptions as agreed with the Company; and

      (vi) reasonable relocation expenses.

      The executive directors of CAT are eligible for performance-related remuneration, based on the attainment of specific performance criteria which are established annually at the commencement of the financial year. Performance-related remuneration is payable to a maximum of 45 per cent. of basic salary, with the exception of Peter Chambre who is entitled to a guaranteed bonus, payment of 50 per cent. of his salary in the 12 month period following his appointment and thereafter a performance-related bonus payable on the attainment of objectives which have been determined by the remuneration committee.

(b) Pursuant to the terms of appointment letters variously entered into in the period from 21 June 2002 to 13 November 2002 with the Company, each of Professor Peter Garland, Professor Sir Aaron Klug, John Stocker, Professor Uwe Bicker, Paul Nicholson, James Foght and Ake Stavling agreed to act as non-executive directors of CAT. An annual fee of (pound)22,000 of which (pound)5,500 may be taken in CATShares ((pound)50,000 in the case of the Chairman, of which (pound)12,500 may be taken in CATShares) (in each case subject to periodic review) is paid to each of them in respect of their offices and extra payments may be made when exceptional demands have been placed on a non-executive director's time. The appointments are terminable by either the Company or the relevant CAT Director, in each case, on three months' notice without payment of compensation. In certain circumstances the appointment of a non-executive director of CAT will terminate without any requirement for notice and compensation. In addition, all non-executive directors of CAT are contractually obliged to present themselves for re-election as required by the Articles of Association.

      In the financial year ended 30 September 2002, John Stocker received additional directors' fees of (pound)12,000 for his services as chairman of the Company's Scientific Advisory Board and Professor Sir Aaron Klug received additional consultancy fees of (pound)8,000 for his services as a member of such Scientific Advisory Board.

(c) The total aggregate of the remuneration paid and benefits in kind granted to all CAT Directors by any member of the CAT Group during the last completed financial year under any description whatsoever amounted to (pound)1,263,200.

(d) The total emoluments receivable by the CAT Directors will not be automatically varied as a result of the Merger.

(e) Proposed executive directors of CAT

      Subject to the Merger becoming effective, David Ebsworth and Rajesh Parekh have agreed to serve as executive directors of CAT.

      David Ebsworth is employed under a service contract dated 22 May 2002 with OGS. He receives an annual basic salary of (pound)386,250 subject to annual review, an annual bonus, a car allowance, membership of the OGS pension scheme to which he receives a company contribution by OGS of 12 per cent. of basic salary subject to the earnings cap, and participates in OGS' PHI and private medical insurance schemes. Either party may terminate the contract by giving not less than 12 months notice, but special provisions apply on a change of control.

      Rajesh Parekh is employed under a service contract dated 18 March 1998 with OGS. He receives an annual basic salary of (pound)188,500 subject to annual review, an annual bonus, a car allowance, membership of the OGS pension scheme to which he receives a contribution by OGS of 12 per cent. of basic salary subject to the earnings cap, and participates in OGS' PHI and private medical insurance schemes.

      Either party may terminate the contract by giving not less than 12 months' notice, but special provisions apply on a change of control.

      The service contracts of David Ebsworth and Rajesh Parekh will remain unchanged, save as follows.

      o In the case of David Ebsworth, the change of control provision in his service contract provides that he may give three months' notice to terminate within 30 days of a change of control (without the need for any material or detrimental change to his status). He is then entitled to a pre-determined termination package.

      o In relation to Rajesh Parekh, his existing service contract provides that if there is a change of control of OGS and one of the events (the "Trigger Events") set out below occurs as a result of (and within six months of) such change of control, he is are entitled to give three months' notice to terminate within 30 days of the Trigger Event occurring. Where such notice is given, he is entitled to a pre-determined termination package.

            The Trigger Events are where there has been a "material and detrimental change" to (i) his remuneration and terms and conditions without his agreement; (ii) his status without his agreement; or (iii) his benefits without compensation/agreement.

      o CAT has agreed that, subject to the Merger becoming effective, the Trigger Events will cease to be a condition to the exercise of the change of control provisions for Rajesh Parekh and that the period for exercise of the change of control provisions in the service contracts of David Ebsworth and Rajesh Parekh shall be extended so that the change of control provisions referred to above can be exercised at any point within the period of one year from the Effective Date.

(f) Peter Ringrose has agreed to act as a non-executive director of CAT with effect from 10 February 2003 under an appointment letter dated 5 January 2003. The terms of this appointment letter are the same as those set out in the appointment letters described in paragraph 4(b) above for the other non-executive directors (other than the Chairman).

      James Hill has agreed to serve as a non-executive director of CAT following implementation of the Merger. His terms of appointment with CAT will be on the same terms as those set out in the appointment letters described in paragraph 4(b) above for the non-executive directors of CAT (other than the Chairman).

5. Directors' shareholdings in CAT and other interests

(a) (i) As at 3 February 2003 (being the latest practicable date prior to the publication of this document), save in respect of the beneficial interests set out below and the options to acquire shares in CAT referred to in paragraph 5(a)(ii) below, no CAT Director or Proposed Director had any interest, whether legal or beneficial, in shares in, or debentures of, CAT which has been notified to CAT pursuant to section 324 or section 328 of the Companies Act or which is required to be entered in the register maintained pursuant to section 325 of the Companies Act nor has, so far as the CAT Directors or the Proposed Directors know or could with reasonable diligence ascertain, any person who is connected (within the meaning of section 346 of the Companies Act) with any CAT Director or Proposed Director, any such interest which would, if the connected person were a director of CAT, be required to be disclosed pursuant to section 324 or section 328 of the Companies Act, or entered into the register maintained pursuant to section 325 of the Companies Act.

                                                  Percentage Shareholding
                                                     Before            After
                                Number of     completion of    completion of
                               CAT Shares        the Merger      the Merger ss.

         P Garland1                40,017              0.11             0.07
         P Chambre2                 9,529              0.03             0.02
         J Aston                   28,798              0.08             0.05
         D Glover                  11,529              0.03             0.02
         K Johnson3                64,087              0.18             0.11
         U Bicker                   3,481              0.01             0.01
         J Foght                    4,141              0.01             0.01
         Sir Aaron Klug            28,950              0.08             0.05
         P Nicholson                5,764              0.02             0.01
         A Stavling                    --                --               --
         J Stocker                 79,622              0.22             0.14
         P Ringrose                    --                --               --
         D Ebsworth                    --                --             0.00

         R Parekh                      --                --             0.04
         J Hill                        --                --             0.00

            (1) This holding includes his spouse's holding of 8,833 CATShares.

            (2) This holding includes his spouse's holding of 9,529 CAT Shares.

            (3) This holding includes his spouse's holding of 31,250 CAT Shares.

            ss. These numbers have been calculated on the assumption that:

            (a) there is no increase in the share capital of the Company after 3 February 2003 (the latest practicable date prior to the date of publication of this document);

            (b) there is no increase in the share capital of OGS after 3 February 2003 (the latest practicable date prior to the date of publication of this document); and

            (c) there are no dealings in Existing CAT Shares or OGS Shares after 3 February 2003 (the latest practicable date prior to publication of this document). On the basis of these assumptions, 21,907,094 New CAT Shares will be issued pursuant to the Merger.

      (ii) As at 3 February 2003 (being the latest practicable date prior to the date of the publication of this document) the following CAT Directors have options outstanding under the CAT Share Option Schemes (details of which are set out in paragraph 10 below):

                                                        No. of
                                                     shares in
                                                           CAT                     Earliest          Last
                                        Exercise         under        Date of      Exercise      exercise
      Name                     Scheme  Price (p)        option          Grant          Date          Date
      J Aston      Old Option Schemes        300       100,000       04/09/96      04/09/99      03/09/03
                                 CSOP        500         9,000       19/12/97      19/12/00      18/12/04
                                 CSOP        242         9,964       27/11/98      27/11/01      26/11/05
                                 CSOP        287        55,019       03/12/99      03/12/02      02/12/06
                                 CSOP       1704        13,489       04/12/01      04/12/04      03/12/11
                                 CSOP        513         7,579       22/11/02      22/11/05      21/11/12
      P Chambre                  CSOP       1083        60,018       23/05/02      23/05/05      22/05/12
      D Glover                   CSOP        500        15,000       19/12/97      19/12/00      18/12/04
                                 CSOP        242        29,964       27/11/98      27/11/01      26/11/05
                                 CSOP        287        55,019       03/12/99      03/12/02      02/12/06
                                 CSOP       1704        13,260       04/12/01      04/12/04      03/12/11
                                 CSOP        513         7,451       22/11/02      22/11/05      21/11/12
      K Johnson                  CSOP        500        15,000       19/12/97      19/12/00      18/12/04
                                 CSOP        242        28,324       27/11/98      27/11/01      26/11/05
                                 CSOP        287        55,019       03/12/99      03/12/02      02/12/06
                                 CSOP       1704        13,260       04/12/01      04/12/04      03/12/11
                                 CSOP        513         7,451       22/11/02      22/11/05      21/11/12

      The Company has agreed to make a further grant of options to P Chambre on 23 May 2003 or at the earliest opportunity after that, over such number of shares in CAT as has a market value of two times Mr Chambre's basic salary, with an exercise price equal to the then prevailing market price.

      The number of CAT Shares held by the CAT Directors will not change as a result of the issue of New CAT Shares pursuant to the Merger.

(b) No CAT Director or Proposed Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the CAT Group and which was effected by CAT during the current financial year or for that ended 30 September 2002 or which was effected by CAT during an earlier financial year and remains in any respect outstanding or unperformed.

(c) There are no outstanding loans granted by any member of the CAT Group to the CAT Directors or any guarantees provided by any member of the CAT Group for their benefit.

(d) Set out below are, insofar as is known to CAT, the names of those persons who, directly or indirectly, were interested in 3 per cent. or more of the capital of CAT as at 3 February 2003 (the latest practicable date prior to the date of the posting of this document):

                                                                 Percentage Shareholding
                                                                           Before            After
                                                        Number of   completion of    completion of
                                                       CAT Shares      the Merger   the Merger ss.
      FMR Corp, Fidelity International Limited and
        Edward Johnson                                  3,155,086            8.68             5.42
      HGSI                                              1,670,000            4.59             2.87
      Oracle Partners L.P.                              1,246,445            3.43             2.14
      Legal & General Investment Management             1,102,025            3.03             1.89
      Capital Group Inc.                                1,089,995            3.00             1.87

      ss. These numbers have been calculated on the assumption that:

      (a) there is no increase in the share capital of the Company after 3 February 2003 (the latest practicable date prior to the date of publication of this document);

      (b) there is no increase in the share capital of OGS after 3 February 2003 (the latest practicable date prior to the date of publication of this document); and

      (c) there are no dealings in Existing CAT Shares or OGS Shares after 3 February 2003 (the latest practicable date prior to publication of this document).

            On the basis of these assumptions, 20,907,094 New CAT Shares will be issued pursuant to the Merger.

      Save as aforesaid, the CAT Directors are not aware of any person who is interested, whether directly or indirectly, in 3 per cent. or more of the issued ordinary share capital of CAT.

      The CAT Directors are not aware of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over CAT.

6.    Share Capital

(a) As at 3 February 2003 (the latest practicable date prior to the date of the publication of this document), the authorised and issued share capital of CAT was as follows:

                                                                         Nominal
      Ordinary Shares of 10 pence each           Number                   Amount

      Authorised                             50,000,000      (pound)   5,000,000
      Issued and fully paid up               36,352,686      (pound)3,635,268.60

      The issued, authorised and fully paid up ordinary share capital of CAT (assuming the passing of the resolutions to be proposed at the CAT EGM and the full implementation of the Merger and assuming no further OGS Shares have been issued since the announcement of the Merger) is anticipated to be as follows:

                                                                         Nominal
      CAT Shares                                 Number                   Amount

      Authorised                             80,000,000         (pound)8,000,000
      Issued and fully paid up               58,259,780         (pound)5,825,978

(b) CAT is subject to the continuing obligations of the Listing Rules and the provisions of the Companies Act with regard to the issue of securities for cash. The provisions of section 89 of the Companies Act (which, to the extent not disapplied, confer on shareholders pre-emption rights in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees share scheme as defined in section 743 of the Companies Act) apply to the authorised but unissued share capital of CAT, except to the extent to which the provisions have been disapplied as referred to in paragraph 6(d) below.

(c) At the CAT EGM convened for 11 March 2003 it is proposed that the authorised share capital of CAT be increased by the creation of an additional 30,000,000 ordinary shares of 10 pence each. This will represent an increase of approximately 60.0 per cent. of the current authorised share capital of CAT. Under the same resolution it is proposed to give the directors of CAT authority to allot unissued share capital with a nominal value of up to (pound)2,190,709.40 specifically for the purposes of the Merger and in respect of the arrangements in respect of participants in the OGS Share Option Scheme, which authority, if approved, would expire in 12 months. This authority is in addition to and without prejudice to any existing authority. In addition, further resolutions will be proposed at the CAT EGM to authorise the directors of CAT: (i) generally, to allot unissued share capital with a nominal value of (pound)1,884,225; and (ii) to allot shares for cash as if section 89 of the Companies Act did not apply to any such allotment, provided that such power is limited to the allotment of equity securities up to an aggregate nominal amount of (pound)282,633. These authorities, if approved, would (unless earlier revoked or amended by the Company in general meeting) expire on the earlier of the annual general meeting of the Company in 2004 and 11 June 2004. These authorities are in substitution for any existing authorities other than the authority to allot shares specifically for the purposes of the Merger referred to above.

      The proposed increase in the authorised share capital of CAT and the authorities to be granted to the directors of CAT at the CAT EGM to allot securities and to disapply the statutory pre-emption rights are conditional upon the Scheme becoming effective.

      As at 3 February 2003 (the latest practicable date prior to the date of the publication of this document) 1,777,935 options over ordinary shares in CAT had been granted and were still outstanding under the CAT Share Option Schemes. These options (which are set out in further detail in paragraph 6(h) below) represented (as at 3 February 2003) approximately 5 per cent. of the issued share capital of the Company.

(d) By an ordinary resolution passed by the shareholders of CAT on 1 February 2002, the CAT Directors were authorised to allot relevant securities up to an aggregate nominal amount of (pound)1,184,022 which authority will expire on the earlier of 1 May 2003 and the annual general meeting of the Company in 2003, save that the Company shall be entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted after such expiry. By a special resolution passed on the same date, the CAT Directors were empowered to allot equity securities (within the meaning of Section 94 of the Companies Act) for cash as if Section 89 of the said Act did not apply to any such allotment, provided that such power is limited to the allotment of equity securities up to an aggregate nominal amount of (pound)177,603. This authority and power shall expire, unless earlier revoked or amended by the Company in general meeting, on the earlier of 1 May 2003 and the annual general meeting of the Company in 2003, save that the Company shall be entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted after such expiry.

      CAT has recently convened its annual general meeting for 2003, to be held on 7 February 2003. At this meeting, resolutions will be proposed, inter alia, to give the CAT Directors authority: (i) to allot unissued share capital with a nominal value of up to (pound)1,209,529, which authority, if approved, would expire on the earlier of 7 May 2004 and the annual general meeting of the Company in 2004, save that the Company would be entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted after such expiry; and (ii) to allot equity securities (within the meaning of Section 94 of the Companies Act) for cash as if Section 89 of the said Act did not apply to any such allotment, provided that such power is limited to the allotment of equity securities up to an aggregate nominal amount of (pound)181,429, which authority, if approved, would (unless earlier revoked or amended by the Company in general meeting) expire on the earlier of 7 May 2004 and the annual general meeting of the Company in 2004, save that the Company would be entitled before such expiry to make an offer or agreement which would or might require equity securities to be allotted before such expiry. It is proposed that these authorities will be substituted by the general authorities to allot securities and to disapply the statutory pre-emption rights to be proposed at the CAT EGM.

(e) The Existing CAT Shares are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities under the symbol "CAT". The Company's ADSs are quoted on NASDAQ under the symbol "CATG". Each CAT ADSs represents one Existing CAT Share.

      CAT completed its initial public offering and listing on the London Stock Exchange in March 1997, raising approximately (pound)38.4 million (net of expenses). In April 2000, CAT raised approximately a further (pound)89.5 million (net of expenses) in a follow-on share offering. In June 2001, the CAT ADSs commenced trading on NASDAQ.

      Application has been made to the UK Listing Authority for the New CAT Shares to be issued in connection with the Merger to be admitted to the Official List and to the London Stock Exchange for the New CAT Shares to be admitted to trading on the London Stock Exchange's market for listed securities, commencing on the Effective Date. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute admission to official listing on a stock exchange. CAT will seek to have the New CAT ADSs quoted on Nasdaq commencing on the Effective Date.

(f) None of the New CAT Shares will be sold or will be available in whole or in part to the public in conjunction with the application for admission to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange's market for listed securities except pursuant to the Merger.

(g) New CAT Shares will be in registered form and not in bearer form. New CAT Shares, following Admission, will be eligible for settlement within CREST.

(h) As at 3 February 2003 (being the latest practicable date prior to the date of the publication of this document), the following options over ordinary shares had been granted and were still outstanding under the CAT Share Option Schemes. In respect of options granted under the Old Option Schemes, where the option is over shares of CAT Limited and the option holder is obliged upon exercise to exchange the shares of CAT Limited for shares in CAT (under the arrangements described in paragraph 10(a) below), the relevant number of shares in CAT is included in the table.

      (i) Old Option Schemes

           Number of Shares      Price per Share         Dates of Exercise

           16,350                (pound)1.28             15/09/1996 - 14/09/2003
           25,000                (pound)1.28             28/04/1998 - 27/04/2005
           75,000                   US $4.80             19/04/2001 - 19/04/2006
           114,179               (pound)3.00             04/09/1999 - 03/09/2003

      (ii) CSOP

           Number of Shares      Price per Share         Dates of Exercise

           39,670                (pound)5.00             24/03/2000 - 23/03/2004
           36,230                (pound)5.00             24/03/2000 - 23/03/2007
           3,584                 (pound)5.58             02/06/2000 - 01/06/2004
           5,376                 (pound)5.58             02/06/2000 - 01/06/2007
           67,400                (pound)5.00             19/12/2000 - 18/12/2004
           37,500                (pound)5.00             19/12/2000 - 18/12/2007
           42,500                (pound)5.00             25/06/2001 - 24/06/2008
           15,000                (pound)5.00             27/11/2001 - 26/11/2008
           125,632               (pound)2.42             27/11/2001 - 26/11/2005
           51,486                (pound)2.42             27/11/2001 - 26/11/2008
           4,375                 (pound)2.10             28/05/2002 - 27/05/2009
           406,501               (pound)2.87             03/12/2002 - 02/12/2006
           67,293                (pound)2.87             03/12/2002 - 02/12/2009
           3,128                 (pound)23.03            26/05/2003 - 25/05/2010
           57,704                (pound)30.54            01/12/2003 - 30/11/2007
           19,550                (pound)30.54            01/12/2003 - 30/11/2010
           1,458                 (pound)25.66            25/05/2004 - 24/05/2008
           8,003                 (pound)25.66            25/05/2004 - 24/05/2011
           3,471                 (pound)21.62            18/06/2004 - 17/06/2011
           75,675                (pound)17.07            30/11/2004 - 29/11/2011
           99,579                (pound)17.04            04/12/2004 - 03/12/2011
           93,783                (pound)10.83            24/05/2005 - 23/05/2012
           276,128               (pound)5.13             22/11/2005 - 22/11/2012

(i) Save as disclosed in this paragraph 6, no share or loan capital of CAT or any of its subsidiary undertakings is under option or agreed conditionally or unconditionally to be put under option.

(j) The following issues of shares, all of which are credited as fully paid, were made by CAT during the three years preceding the date of this document:

                          Number               Grant price              Share price on
       Date of issue    of shares                 range                 date of issue           Scheme name
       10/01/00           20,000         (pound)1.28                     (pound)5.83        Old Option Schemes
       21/01/00           37,000         (pound)1.28-(pound)3.00         (pound)10.95       Old Option Schemes
       28/01/00           90,250         (pound)1.28                     (pound)10.95       Old Option Schemes
       31/01/00            5,670         (pound)3.00                     (pound)14.60       Old Option Schemes
       04/02/00           22,500         (pound)3.00                     (pound)13.75       Old Option Schemes
       11/02/00           17,565         (pound)2.98                     (pound)12.95       Old Option Schemes
       18/02/00            6,635         (pound)1.28-(pound)3.00         (pound)16.20       Old Option Schemes
       28/02/00           10,000         (pound)3.00                     (pound)19.90       Old Option Schemes
       07/03/00            9,500         (pound)2.97                     (pound)41.38       Old Option Schemes
       09/03/00           28,500         (pound)1.28-(pound)3.00         (pound)41.75       Old Option Schemes
       14/03/00           10,000         (pound)3.00                     (pound)27.00       Old Option Schemes
       23/03/00            3,000         (pound)1.28                     (pound)25.25       Old Option Schemes
       31/03/00           12,500         (pound)2.97                     (pound)20.38       Old Option Schemes
       30/05/00           20,300         (pound)5.00                     (pound)22.80                     CSOP
       30/05/00           21,250         (pound)1.28                     (pound)22.80       Old Option Schemes
       09/06/00           20,640         (pound)5.00-(pound)5.58         (pound)23.65                     CSOP
       16/03/00            2,500         (pound)5.00                     (pound)24.10                     CSOP
       14/07/00            8,240         (pound)5.00-(pound)5.58         (pound)31.25                     CSOP
       01/08/00          178,025         (pound)1.28-(pound)3.00         (pound)28.75       Old Option Schemes
       01/08/00            5,000         (pound)5.00                     (pound)28.75                     CSOP
       17/08/00            7,200         (pound)5.00                     (pound)29.25                     CSOP
       01/09/00           13,200         (pound)5.00                     (pound)35.65                     CSOP
       15/09/00           18,400         (pound)5.00                     (pound)41.00                     CSOP
       15/09/00            4,122         (pound)5.00                     (pound)41.00       Old Option Schemes
       22/09/00            4,480         (pound)5.58                     (pound)38.80                     CSOP
       25/09/00            6,500         (pound)5.00                     (pound)39.15                     CSOP
       28/09/00           28,800         (pound)5.00                     (pound)41.00                     CSOP
       28/09/00          156,742         (pound)1.28-(pound)3.00         (pound)41.00       Old Option Schemes
       29/11/00            2,500         (pound)5.00                     (pound)30.00                     CSOP
       01/12/00           11,200         (pound)5.00                     (pound)30.54                     CSOP
       08/12/00           13,230         (pound)33.02                    (pound)33.02             AESOP (free)
       08/12/00           85,000         (pound)1.28-(pound)3.00         (pound)34.63                     CSOP
       19/12/00           40,700         (pound)5.00                     (pound)32.00                     CSOP
       19/12/00            2,435         (pound)2.98                     (pound)32.00       Old Option Schemes
       28/12/00            5,000         (pound)5.00                     (pound)35.25                     CSOP
       12/01/01            5,000         (pound)5.00                     (pound)28.75                     CSOP
       26/01/01           48,000         (pound)5.00                     (pound)30.30                     CSOP
       19/02/01            4,000         (pound)5.00                     (pound)33.45                     CSOP
       21/02/01           73,058         (pound)5.00                     (pound)32.00                     CSOP
       21/02/01           45,758         (pound)1.28-(pound)3.00         (pound)32.00       Old Option Schemes
       02/03/01            7,200         (pound)5.00                     (pound)30.50                     CSOP
       30/03/01            2,500         (pound)5.00                     (pound)19.25                     CSOP
       30/03/01            1,071         (pound)3.00                     (pound)19.75       Old Option Schemes
       24/05/01           10,000         (pound)5.00                     (pound)25.30                     CSOP
       24/05/01            7,500         (pound)3.00                     (pound)25.30       Old Option Schemes
       22/06/01            4,000         (pound)1.28                     (pound)20.80                     CSOP
       29/06/01           27,500         (pound)5.00                     (pound)20.70                     CSOP
       06/07/01            2,500         (pound)5.00                     (pound)21.25                     CSOP
       20/07/01            7,500         (pound)5.00                     (pound)18.40                     CSOP
       27/07/01            2,500         (pound)5.00                     (pound)16.90                     CSOP

                          Number               Grant price              Share price on
       Date of issue    of shares                 range                 date of issue           Scheme name
       10/08/01            2,500         (pound)5.00                     (pound)16.65                     CSOP
       23/08/01            2,200         (pound)5.00                     (pound)14.79                     CSOP
       23/08/01            6,009         (pound)1.28                     (pound)14.79       Old Option Schemes
       27/09/01            2,800         (pound)5.00                     (pound)13.60                     CSOP

       30/11/01           21,675         (pound)2.42-(pound)5.00         (pound)17.00                     CSOP
       30/11/01           24,536         (pound)17.07                    (pound)17.07             AESOP (free)
       04/12/01           12,605         (pound)2.42-(pound)5.00         (pound)17.00                     CSOP
       04/12/01            3,750         (pound)3.00                     (pound)17.00       Old Option Schemes
       07/12/01           12,302         (pound)16.92                    (pound)16.92       AESOP (partnership
                                                                                                   & matching)
       20/12/01              625         (pound)2.42                     (pound)17.55                     CSOP
       11/01/02           15,300         (pound)2.42-(pound)5.00         (pound)16.80                     CSOP
       18/01/02            5,000         (pound)2.42                     (pound)16.75                     CSOP
       24/01/02            1,250         (pound)2.42                     (pound)16.28                     CSOP
       31/01/02              400         (pound)17.82                    (pound)16.00                     CSOP
       01/03/02              938         (pound)2.10 -(pound)2.87        (pound)13.75                     CSOP
       15/03/02          150,000         (pound)3.00                     (pound)15.20       Old Option Schemes
       15/03/02           16,166         (pound)2.42                     (pound)15.20                     CSOP
       28/03/02            2,500         (pound)2.42                     (pound)14.30                     CSOP
       31/05/02           10,000         (pound)3.00                     (pound)11.64       Old Option Schemes
       31/05/02            2,500         (pound)5.00                     (pound)11.64                     CSOP
       14/06/02              625         (pound)1.28                     (pound)10.60       Old Option Schemes
       14/06/02            4,000         (pound)2.42                     (pound)10.60                     CSOP
       28/06/02              625         (pound)2.10                     (pound)10.35                     CSOP
       29/08/02            3,125         (pound)2.42 -(pound)5.00        (pound)7.82                      CSOP
       30/09/02            5,000         (pound)3.00                     (pound)4.64        Old Option Schemes
       22/11/02           63,281         (pound)5.13                     (pound)5.42                     AESOP
       05/12/02              938         (pound)2.42 -(pound)2.87        (pound)4.92                      CSOP
       11/12/02           64,936         (pound)4.91                     (pound)4.90                     AESOP
       12/12/02            1,875         (pound)2.42 -(pound)2.87        (pound)4.96                      CSOP

(k) The following issues of shares, all of which were credited as fully paid, were made by CAT to its non-executive directors as part of their remuneration during the three years preceding the date of this document:

                                              Number of
       Date of Issue                         CAT Shares           Issue price

       03/12/99                                  12,194           (pound)2.87
       01/12/00                                   1,142          (pound)30.54
       30/11/01                                   2,194          (pound)17.07
       22/11/02                                   7,307           (pound)5.13

(l) The following issues of shares, all of which were credited as fully paid, were made by CAT to DRC under the agreement relating to the termination of the royalty agreement made between CAT and DRC dated 30 April 2002, details of which are summarised in paragraph 11(a)(iii) of Part X of these Listing Particulars:

                                              Number of
       Date of Issue                         CAT Shares           Issue price

       02/05/02                                 463,818         (pound)13.258

      Save as disclosed in this paragraph 6, during the three years immediately preceding the date of this document there was no change in the amount of the issued share capital of CAT or of any other member of the CAT Group or in the number and classes of which such capital was composed, other than intra group issues by wholly-owned subsidiaries, pro rata issues by partly owned subsidiaries and changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

7.    CAT Group

CAT is the holding company of the CAT Group.

All of the following companies are wholly-owned and owned directly by CAT.

Name                                    Registered Office      Business Activity

United Kingdom
CAT Limited                             Milstein Building      Research and
                                        Granta Park            development
                                        Cambridge CB1 6GH

Cambridge Antibody Technology           Milstein Building      Share scheme
  Group Employees' Trustees Limited     Granta Park            trust company
                                        Cambridge CB1 6GH

USA
Optein, Inc. (trading as Aptein, Inc.)  2711 Centerville Road  Research and
                                        Suite 400              development
                                        Wilmington
                                        DE 19808

8.    Principal establishments

CAT's principal establishments, and summary details of them, are as follows:

                                                        Size
Property                 Principal activity             (square feet)    Nature of title  Unexpired term

Milstein Building        Laboratories and offices and   66,000           Leasehold        Approximately
Granta Park              registered office                                                20 years
Cambridge CB2 6GH

The Franklin Building    Laboratories and offices       20,000           Leasehold        Approximately
Granta Park                                                                               14 years
Cambridgeshire
CB2 6HR

Beech House              Laboratories and offices       23,000           Leasehold        Approximately
The Science Park                                                                          9 years (see below)
Melbourn
Cambridgeshire
SG8 6JJ

Cambridge House          Laboratories and offices       23,000           Freehold         n/a
Back Lane
Melbourn
Cambridgeshire
SG8 6DD

During the 2001 financial year, CAT's pre-clinical and medical departments occupied The Franklin Building. The lease for this building will expire in 2016 and is subject to CAT's right to terminate early in certain defined circumstances. In November 2002, the majority of CAT's other operations moved to the Milstein Building, a purpose-built building consisting of 66,000 sq ft of laboratory and office space also on Granta Park in South Cambridgeshire which has been tailored to meet CAT's specific requirements. CAT has the right to lease additional space, if required.

The site at Beech House is subject to leases which expire in 2010. CAT has entered into an agreement with the landlord to surrender the leases in March 2003 once CAT has vacated the premises. A buyer is currently being sought for Cambridge House.

9.    Memorandum and Articles of Association

(a)   Memorandum of Association

      The memorandum of association of CAT provides that its principal objects include the carrying on of the business of a holding and investment company. The objects of CAT are set out in full in clause 4 of the memorandum of association.

(b)   Articles of Association

      (i)   Voting rights

            Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every member who is present in person will have one vote and on a poll every member will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a member may appoint more than one proxy to attend on the same occasion. There are no special restrictions attaching to the CAT Shares.

            In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of members of the Company.

            Unless the Board otherwise determines, no member, or person to whom any of that member's shareholding is transferred other than by a transfer approved under the Articles, may vote at any general meeting or at any separate meeting of holders of any class of shares in the Company either in person or by proxy: (A) in respect of any share in the Company held by him unless all monies presently payable by him in respect of that share have been paid; or (B) in respect of any share comprised in the relevant share capital (as defined in section 198(2) of the Companies Act) held by him, if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act and has failed to give the Company the information required by the notice within the applicable period and the Company has then given the holder of that share a further notice ("restriction notice") to the effect that from the service of the restriction notice the share will be subject to some or all of the relevant restrictions.

      (ii)  Dividends and other distributions

            Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members but not exceeding the amount recommended by the Board. If it appears to the Board that such payments are justified by the financial position of the Company, the Board may pay: (A) interim dividends; or (B) at intervals settled by it, any dividend payable at a fixed date.

            Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in which the dividend is paid.

            Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The Board may, if authorised by an ordinary resolution of the Company, offer the holders of CAT Shares the right to elect to receive new CAT Shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

            The Company may stop sending any cheque or warrant through the post for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends the cheques or warrants have been returned undelivered or remain uncashed. The Company must resume sending cheques or warrants if the shareholder or person entitled by transmission claims the arrears.

            Any dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to the Company.

            In a winding up, a liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide among the members the whole or any part of the assets of the Company (whether the assets are of the same kind or not).

            Unless the Board determines otherwise, no member holding shares representing 0.25 per cent, or more in nominal value of the issued shares of any class of share capital of the Company will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to give the Company the information required by the notice within the applicable period and the Company has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

      (iii) Capitalisation of profits

            If the Board so recommends, the Company may pass an ordinary resolution to capitalise all or any part of any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution). The Board may appropriate the capitalised sum to those members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company or a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly one way and partly in the other; but for the purposes of the Articles the share premium account, the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full unissued shares of the Company.

      (iv)  Variation of rights

            Subject to every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company (the "Statutes"), all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the Articles relating to general meetings will mutatis mutandis apply to any such separate meeting, except that: (A) the necessary quorum will be a person or persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, any such holder who is present in person or by proxy whatever the number of shares held by him; (B) any holder of shares of that class present in person or by proxy may demand a poll; and
            (C) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

      (v) Transfer of shares

            CREST, a paperless settlement system, was introduced in July 1996. The Articles provide for shares to be settled through CREST and the Company has made the CAT Shares eligible for settlement in CREST by means of a resolution of the Board dated 26 February 1997 as contemplated by the Regulations.

            Subject to such restrictions of the Articles as may be applicable, a member may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer in any usual form or in any other form which the Board may approve or, in the case of shares held in uncertificated form, in accordance with the Regulations and the rules of the CREST system and otherwise in such manner as the Board in its absolute discretion shall determine. An instrument of transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Subject to the Statutes, the transferor will be deemed to remain the holder of the share until the name of the of the transferee is entered in the register of members in respect of it.

            Subject to the Statutes, the Board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

            The Board may also refuse to register the transfer of a share: (A) in the case of shares held in certificated form, if it is not lodged, duly stamped (if necessary), at the registered office of the Company or at such other place as the Board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; (B) if it is not in respect of one class of share only; (C) if it is in favour of more than four transferees; (D) if it is in favour of a minor; (E) in the case of shares held in certificated form, if it is in favour of a bankrupt or person of mental ill health; and (F) in the case of shares held in uncertificated form, in any other circumstances permitted by the Regulations and/or the CREST system's rules.

            If the Board refuses to register a transfer it will, in the case of shares held in certificated form, within two months after the date on which the transfer was lodged and, in the case of shares held in uncertificated form, within two months after the date on which the relevant operator instruction was received by or on behalf of the Company send to the transferee a notice of refusal. The registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any calendar year) as the Board may determine.

            No fee will be charged for the registration of any transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Board refuses to register will be returned to the person lodging it when notice of the refusal is given.

            Unless the Board otherwise determines, no member holding shares representing 0.25 per cent. or more in nominal value of the issued shares of any class of relevant share capital (as defined in section 198(2) of the Companies Act) in the Company will be entitled to transfer any such shares otherwise than pursuant to an arm's length sale (as defined in the Articles), if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to supply the Company with the information required by the notice within the applicable period and the Company has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

      (vi)  Alteration of capital

            The Company may by ordinary resolution increase, consolidate, divide and sub-divide its share capital and cancel any shares. Subject to the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner.

      (vii) Purchase of own shares

            Subject to the Companies Act and to any rights conferred on the holder of any class of shares, the Company may purchase all or any of its shares of any class (including any redeemable shares).

     (viii) Directors

            At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three of a multiple of three, the number nearest to but not exceeding one-third shall retire from office. The directors to retire on each occasion are those who have been longest in office since their last appointment or reappointment but, as between persons who became or were reappointed on the same day, those to retire shall (unless they agree among themselves otherwise) be determined by lot.

            No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70. However, any director having attained the age of 70 will be required to disclose his age to the Company and will be required to stand for reappointment at the next annual general meeting and at each subsequent annual general meeting.

            Unless otherwise determined by ordinary resolution of the Company, the number of directors shall not be less than two but shall not be subject to a maximum number. No shareholding qualification for directors is required.

            Directors may be appointed by ordinary resolution or by the Board. Any director appointed by the Board holds office until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation.

      (ix)  General meetings

            Subject to the Statutes, annual general meetings shall be held at such time and place as the Board may determined.

            The Board may convene an extraordinary general meeting whenever it thinks fit.

10.   CAT Share Schemes

The Company operates and has operated a number of employee share schemes for employees of CAT Group. These are summarised below:

(a) Old Option Schemes

      Prior to March 1997, CAT Limited operated the Old Option Schemes. Two of these were unapproved share option schemes and one was an Inland Revenue approved share option scheme. Options granted under the unapproved schemes included options to consultants and non-executive directors. These schemes were closed prior to flotation. Options under these schemes have either been exchanged for equivalent options over shares of the Company or the option holders have entered into share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. The effect of these linked options is to provide a choice of alternative schemes under which options can be exercised. Where relevant in this document, pairs of linked options are counted as a single option.

(b) Staff Share Scheme

      Prior to the adoption of the AESOP (see (d) below), the Company made grants under the Cambridge Antibody Technology Group Staff Share Scheme (the "Staff Share Scheme"). The scheme provides for the purchase of, or subscription for, shares in the Company by the trustee of the scheme out of funds provided by participating CAT Group companies, and is an Inland Revenue approved profit sharing scheme. The shares were appropriated to participating employees in accordance with objective formulae set out in the trust deed of the scheme. Participating employees were employees or full-time directors of the CAT Group who had at least six months' service in the preceding financial year.

      The Finance Act 2000 introduced a provision which meant that no further appropriations of shares could be made under the staff share scheme after 31 December 2002. No shares have been appropriated under the scheme since December 1999, and all shares held on the terms of the scheme have now been released to participants.

(c) Company Share Option Plan

      The Company adopted the Cambridge Antibody Technology Group Company Share Option Plan ("CSOP") on 26 February 1997. There are two parts to the CSOP. Part A of the CSOP ("Part A") was formally approved by the UK Inland Revenue on 18 March 1997. Part B of the CSOP ("Part B") is not approved by the UK Inland Revenue. The summary below applies to both parts unless expressly indicated to the contrary.

      Options to acquire shares in CAT may be granted at the discretion of the Board with the approval of the remuneration committee of the Board (the "Remuneration Committee") to any full-time or part-time employee of the Company or any participating company, who is not within 2 years of retirement, including any director required to devote 25 hours or more a week to working for the Company. Options will normally only be granted within 42 days of the announcement of the Company's annual or interim results. Participation in the CSOP is entirely separate and does not affect any pension right or the terms or conditions of employment of any eligible employee.

      The CSOP is subject to an overall limit on the number of shares inCAT which may be acquired by subscription, such that, on any date, the aggregate number of shares in CAT in respect of which options may be granted may not, when added to the number of shares in CAT placed under option in the previous 10 years under Part A and Part B of the CSOP (when aggregated with the number of shares issued or remaining issuable under any other employee share scheme adopted by the Company or a subsidiary, or in respect of certain options granted in exchange for the release of other options, in the preceding ten years), exceed 10 per cent. of the issued ordinary share capital of the Company immediately prior to that date. For the purposes of this limit, options which have lapsed or been released, surrendered or cancelled, or which were granted prior to 26 February 1997, shall be disregarded.

      No option may be granted to any individual if, as a result, either: (a) in the case of options granted under Part A, the aggregate market value of the shares which remain to be acquired pursuant to options granted to the option holder in the previous 10 years under Part A or any other UK Inland Revenue approved discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company, would exceed (pound)30,000; or (b) in the case of options granted under Part B, the aggregate market value of shares in CAT which remain to be acquired pursuant to options granted to the option holder in the previous 12 months under Part B or any other discretionary share option scheme (not being a savings related share option scheme) of the Company or any associated company of the Company, would exceed either two times the annual salary of the option holder (excluding bonuses payable in cash and benefits in kind) for the current or preceding tax year (whichever is the greater) or, if the option holder did not receive an annual salary in the current or preceding tax year, two times his annual salary for the 12 months beginning on the first day on which the option holder receives an annual salary during the current tax year. For the purposes of both (a) and (b), the market value of shares under an option is determined at the date of grant of that option.

      The exercise price of options granted after the flotation of the Company shall not be less (or, in the case of options granted under Part A, not manifestly less) than the higher of the nominal value of a share in CAT and the market value of a share inCAT determined by reference to the average of the middle market quotations of a share derived from the Daily Official List on the three dealing days preceding the relevant date of grant. The exercise price and the number of shares in CAT subject to an option may be adjusted in the event of any issue of shares or other securities of the Company (other than as consideration for an acquisition) and/or any capitalisation, consolidation or sub-division or reduction of the share capital of the Company and/or any other variation in the share capital of the Company which, in the opinion of the auditors, justifies such an adjustment, subject to the receipt by the Board of the written confirmation of the auditors that such adjustment is fair and reasonable (except in the case of a capitalisation issue) and (in the case of Part A only) the approval of the UK Inland Revenue.

      In normal circumstances, options may be exercised at any time between the third and tenth anniversaries of their date of grant, provided that any exercise conditions to which they are subject have been fulfilled and that the option holder is an employee or director of the Company or any participating company. Exercise conditions will be set by the Board acting on the recommendation of the Remuneration Committee. Options will become exercisable on the death of a participant or on the option holder ceasing to be an eligible employee by reason of injury, disability, sickness or redundancy even though the exercise condition has not been satisfied, or, subject to the satisfaction of the exercise condition, on retirement or on the company for which the option holder works ceasing to be a company within the CAT Group or on the business or part business in which the option holder works being transferred to a person who is not a member of the CAT Group. Rights of exercise arise on a change of control or a reconstruction of the Company and in the event of a winding up. Options will lapse if they are not exercised within 10 years of the date of grant or if the option holder ceases to be employed in circumstances other than those mentioned above, unless the Directors permit otherwise.

      Shares in CAT issued pursuant to the CSOP will rank pari passu in all respects with the shares in CAT already then in issue except that they will not rank for the rights attaching to shares inCAT by reference to a record date falling prior to the date of allotment and, in the case of the transfer of existing shares in CAT, the participant shall not acquire any rights attaching to the shares in CAT by reference to a record date prior to the date of transfer. Options granted under the CSOP are non-transferable.

      The CSOP is administered on behalf of the Board by the Remuneration Committee, which may amend the CSOP or terms of any option granted under the CSOP at any time. The prior approval of the shareholders of the Company in general meeting will be required for amendments to the advantage of participants. The prior approval of a majority of those option holders who responded to an invitation to indicate whether or not they approved of an alteration or addition, will be required for any alterations or additions to their disadvantage. All amendments to Part A require the approval of the UK Inland Revenue. As soon as reasonably practicable after making an amendment the Board shall give notice of the amendment to all option holders affected and in the case of Part A only, notice shall also be given to the UK Inland Revenue.

      The CSOP may be terminated at any time by a resolution of the Board or by the Company in general meeting. Termination shall not affect outstanding rights of participants.

      Certain amendments to the CSOP are proposed, subject to the approval of shareholders and, in respect of Part A only, approval of the Inland Revenue, in connection with the proposed adoption of the Cambridge Antibody Technology Group plc Executive Incentive Plan (see (e) below). Following the amendments, the two times limit will apply to awards granted under Parts A and B of the CSOP in any financial year of the Company (rather than any rolling 12 month period), and the rate of annual salary will be calculated by reference to a financial year of the Company (rather than a fiscal year). The rules of the CSOP will also be amended to provide that all awards of Restricted Shares under the Executive Incentive Plan will count towards the two times limit, and that awards of Matching Shares under that plan will be outside of this two times limit.

      Further amendments are proposed in connection with the Merger, again subject to shareholder approval, and, where appropriate, Inland Revenue approval. Following these amendments, any options granted in consideration for the release of options over another company which is acquired by CAT will be deemed to have been granted on the date of grant of the original option for the purposes of the two times salary individual limit referred to above, and any such options granted in connection with the Merger in respect of options over shares in OGS granted before 10 May 2001 shall be disregarded for the purposes of the overall limits described above.

(d) All Employee Share Ownership Plan

      The Company established the Cambridge Antibody Technology Group plc Inland Revenue Approved Share Ownership Plan (the "AESOP") in 2000 which replaced the Staff Share Scheme and which complies with the Finance Act 2000. All employees and executive directors of the Company and participating subsidiaries employed on 1 April in the relevant financial year are eligible to participate. The AESOP has three elements: free shares, partnership shares and matching shares. Free shares can be awarded to employees up to a maximum market value of (pound)3,000 per employee per tax year.

      The shares are offered on similar terms to all eligible employees and may include a performance related element. Partnership shares may be purchased by employees out of their pre-tax salary up to (pound)1,500 (or 10 per cent. of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis ("matching shares"). The ratio for matching shares to partnership shares is set by the directors, but cannot exceed 2 matching shares for each partnership share. The free shares and matching shares will be forfeited if the employee leaves the group within 12 months of the date of grant.

      The number of shares inCAT issued or issuable pursuant to rights granted in the preceding ten years under the AESOP and any other employees' share scheme adopted by the Company shall not exceed 10 per cent. of the Company's issued share capital at that time.

(e) Executive Incentive Plan

      The Company intends to adopt the Cambridge Antibody Technology Group plc Executive Incentive Plan (the "EIP"), subject to obtaining shareholder approval at the annual general meeting to be held on 7 February 2003.

      The operation of the EIP will be supervised by the Remuneration Committee.

      The EIP will be capable of granting awards in broadly two different ways.

      1. To deliver shares ("Restricted Shares") to an executive after three years, subject to meeting a pre-specified performance target; and

      2. As a co-investment scheme whereby an investment made by an executive, on the London Stock Exchange, from personal funds ("Invested Shares"), for example through a reinvestment of part of his annual bonus, is matched with free shares ("Matching Shares"). These Matching Shares would be subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

      All employees of the Company and its subsidiaries (including directors who are required to devote substantially the whole of their working time to the business of the Group) who are not under notice nor within six months of their contractual retirement ages will be eligible to receive invitations to participate in the EIP at the discretion of the Remuneration Committee.

      Awards may be made within the six weeks following the announcement by the Company of its results for any period, or the removal of any statutory or regulatory restriction which had previously prevented an award being granted, or at other times considered by the Remuneration Committee to be exceptional.

      No awards may be made more than ten years after the adoption of the EIP by the Company. The Remuneration Committee will formally review the operation of the EIP after no more than five years.

      An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the nominal value of the Company's shares (10 pence per share). Awards are not transferable.

      No awards may be granted over shares in any financial year whose value is greater than one times an employee's annual rate of salary for Restricted Awards and 45 per cent. of salary for Matching Shares.

      For those purposes, the value of a share on any day will be the average of the Closing Prices on the three preceding dealing days.

      The Remuneration Committee may decide that awards granted to an individual should be phased throughout a financial year (for instance, by granting an award in two instalments). In such a case, that employee's entitlement to participate in the EIP will be calculated by reference to share values, and salary levels, at the date the first award is made to him - those calculations shall then apply to all subsequent awards made to the individual in the same financial year.

      Where the EIP is operated in the same financial year as the CSOP the aggregate value of shares over which options and Restricted Awards can be made in any one financial year to an individual is two times his annual salary. All awards of Restricted Shares made under the plan will count towards this two times salary limit. Awards of Matching Shares will not count towards this limit.

      An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition has been satisfied, the participant is still employed by the Group and, if operated as a co-investment scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years. The conditions are not contained within the EIP rules, but will be set by the Remuneration Committee at each grant of awards under the EIP.

      An award will lapse upon cessation of employment, except where, and to the extent that, the Remuneration Committee considers that circumstances warrant otherwise.

      In the event of a winding up of the Company, an award will vest early, pro rata to the time that the award has been outstanding compared to the anticipated award period of three years (or four, or five years respectively in the case of certain elements of awards of Matching Shares). However, in the event of a takeover or scheme of arrangement of the Company, if replacement awards are offered over shares in the new holding company on broadly similar terms unvested awards will lapse unless the award holders accept the replacement awards offered, and vested awards will also lapse unless they are exercised whilst the offer of replacement awards is open to acceptance or the replacement awards are accepted. If such replacement awards are not offered then any unvested original awards will become exercisable to the extent determined by the Remuneration Committee. All unexercised awards shall lapse no later than six months after the change of control.

      The EIP may operate over newly issued shares or market-purchased shares. The number of new shares that may be issued under the EIP or any other employees' share scheme or certain options granted in exchange for the release of other options will be restricted to 10 per cent. of the issued ordinary share capital over any ten year period.

      Shares allotted or transferred under the EIP will rank pari passu with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment or transfer).

      In the event of any increase or variation of share capital or on a demerger, payment of a capital dividend or similar event involving the Company, adjustments considered by the auditors to be appropriate may be made to the total number of shares subject to awards.

      The EIP may at any time, on the recommendation of the Remuneration Committee, be amended or added to by the directors in any respect, provided that the prior approval of the Company in general meeting has been obtained for alterations or additions to the rules of the EIP to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which awards may be exercised, overall EIP limits and the adjustment of awards as described above. Minor amendments to those rules to benefit the administration of the EIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies would not require approval in general meeting. This does not inhibit the ability of the Remuneration Committee to adjust performance targets to take account of supervening events so that they will meet their original purpose.

      The right is also reserved up to the annual general meeting to make such amendments to the EIP as are considered appropriate provided they do not conflict in any material respect with this summary of the rules of the EIP.

      Amendments to the EIP are proposed in connection with the Merger, subject to shareholder approval. The effect of these amendments is similar to those described above for the CSOP in connection with the Merger.

11. Material Contracts

(a) CAT

      Neither CAT nor any other members of the CAT Group has entered into any contract otherwise than in the ordinary course of business (a) within the two years immediately preceding the date of this document which is or may be material or (b) which contains any provision under which any member of the CAT Group has any obligation or entitlement which is or may be material to the CAT Group as at the date of this document, other than:

      (i) A support agreement dated 16 January 2002 (the "Support Agreement"), under which CAT agreed to make an offer (the "DRC Offer") for DRC through its wholly owned Canadian subsidiary CAT Canada, which has since been wound up.

            The DRC Offer was made in accordance with the terms of the Support Agreement on 1 February 2002 with an initial expiry date of 12 March 2002. However, a competing proposal was received by DRC prior to the expiry of the DRC Offer which the board of directors of DRC considered to be superior to the DRC Offer. Accordingly DRC terminated the Support Agreement with CAT in accordance with its terms and entered into a new support agreement with the competing bidder. CAT extended the expiry time of the DRC Offer to 26 April 2002 notwithstanding that it no longer had the support of DRC. The DRC Offer expired on 26 April 2002 with the minimum tender condition not having been met.

      (ii) Concurrent with entering into the Support Agreement, CAT entered into a lock-up agreement (the "Lock-Up Agreement") with MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund (together, the "Locked-Up Shareholders") dated 16 January 2002 pursuant to which the Locked-Up Shareholders agreed to accept CAT's offer for their DRC shares and tender to the DRC Offer.

            Upon the termination of the Support Agreement by DRC, the Locked-Up Shareholders terminated the Lock-Up Agreement in accordance with its terms and entered into a new lock-up agreement with the competing bidder.

      (iii) In connection with entering into the Support Agreement, CAT, CAT Limited and DRC entered into an amending deed dated 16 January 2002 pursuant to which the royalty agreement between CAT Limited and DRC dated 31 March 1994 (the "Royalty Agreement") was amended to permit CAT to terminate the Royalty Agreement in certain circumstances in the event of a change of control of DRC upon written notice. As a result of the successful bid for DRC by the competing bidder, a change of control occurred and CAT terminated the Royalty Agreement with DRC on 30 April 2002. In accordance with the terms of the amending deed, CAT made a C$14 million (14 million Canadian dollars) termination payment to DRC through the allotment of 463,818 CAT Shares. Under the terminated Royalty Agreement with DRC, DRC was entitled to a percentage of the cash receivable by CAT in respect of revenues from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital ("equity"), the value of that equity. DRC's rights, as described above, would have continued until 13 November 2009, with the percentage of cash receivable to which DRC is entitled reducing over time. Until 30 September 2004, DRC would have been entitled to 3.5 per cent., declining to 2.5 per cent. until 13 November 2009.

      (iv) A sponsorship agreement between CAT and Merrill Lynch dated 1 February 2002, under which the Company agreed to appoint Merrill Lynch as sponsor to the Company in connection with the DRC Offer, which provided for the payment by CAT of all expenses incurred by Merrill Lynch in connection with the admission to the Official List of the CAT Shares which would have been issued under the DRC Offer had that offer been successful.

      (v) An agreement dated 1 February 2002, between CAT and Merrill Lynch Canada, Inc. (the "Dealer Manager") under which the Dealer Manager was retained as financial adviser and to act as dealer manager in connection with the DRC Offer. The Dealer Manager undertook to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the DRC Offer.

      (vi) The Merger Agreement which sets out provisions relating to the implementation of the Merger and imposes an obligation on both parties to use their reasonable endeavours to achieve the satisfaction of the conditions set out in paragraph 1 of Part V of these Listing Particulars and to meet the timetable for implementation of the Scheme which has been agreed between the parties. The Merger Agreement provides that CAT shall only be entitled to invoke a condition to the Merger if the Panel has determined that it is entitled to do so. The parties have agreed that OGS shall only be entitled to invoke a condition to the Merger in circumstances where it would be able to invoke the condition if it were an offeror for CAT in an offer governed by the City Code.

      (vii) An inducement fee agreement dated 22 January 2003 between CAT and OGS. Pursuant to the agreement each party has agreed to pay the sum of (pound)1,096,292 to the other party in the event that: (a) its shareholders fail to pass any shareholder resolution required to implement the Merger; or (b) its board of directors fails to recommend or withdraws or modifies it recommendation of the Merger or fails to take any steps which are necessary to implement the Merger (including failing to put any shareholders resolutions to the vote or adjourning or permitting the adjournment of any meetings at which such resolutions are to be put). The inducement fee referred to above will not be payable in circumstances where the relevant party is entitled to invoke a condition to the Merger in accordance with the Merger Agreement.

      (viii) A non-solicitation agreement dated 22 January 2003 between CAT and OGS. Pursuant to this agreement OGS has given certain undertakings relating to the non-solicitation of any third party alternative offer, or other merger transaction and restrictions and discussions or negotiation with, and the provision of information to, any third party in connection with any such alternative offer or other merger transaction.

      (ix) A sponsorship agreement between CAT and Merrill Lynch dated 3 February 2003, pursuant to which CAT agreed to appoint Merrill Lynch as sponsor to the Company in connection with the application for listing of the New CAT Shares and the issue of these Listing Particulars. The sponsorship agreement provides for the payment by CAT of all expenses incurred by Merrill Lynch in connection with the admission to the Official List of the New CAT Shares and contains: (i) certain warranties by CAT as to the accuracy of the information contained in these Listing Particulars;
      (ii) an indemnity from CAT to Merrill Lynch; and (iii) certain undertakings from CAT relating, inter alia, to consultation with, and the provision of information to, Merrill Lynch in its capacity as sponsor. The sponsorship agreement also sets out certain circumstances in which it will or may be terminated.

(b) Neither OGS nor any other member of the OGS Group has entered into any contract otherwise than in the ordinary course of business (a) within the two years immediately preceding the date of this document which is or may be material or (b) which contains any provision under which any member of the OGS Group has any obligation or entitlement which is or may be material to the OGS Group as at the date of this document, other than:

      (i) A joint venture agreement dated 15 June 2001 between Marconi (a wholly owned subsidiary of Marconi PLC), OGS (UK) and Confirmant (as supplemented, the "Joint Venture Agreement"). Pursuant to the Joint Venture Agreement, Marconi and OGS (UK) established a 50:50 joint venture (Confirmant) primarily for the marketing of genomics and proteomics databases to companies in the pharmaceutical and biotechnology sectors for use in their research. Confirmant was also intended to provide communication and information technology services to OGS and other companies in the biotechnology sector but this activity ceased following a restructuring effected by Marconi.

            Marconi and OGS (UK) each subscribed for 15,000,000 shares in Confirmant (at a subscription price of (pound)1 each) on execution of the Joint Venture Agreement.

            The Joint Venture Agreement contains certain representations and warranties given by OGS (UK) to Marconi in respect of the databases licensed by OGS (UK) to Confirmant pursuant to the Database and Software Licence Agreement (see sub-paragraph (ii) below). The claims period for the majority of such warranties will expire on 15 June 2004 and OGS (UK)'s maximum potential liability in respect of all such claims is (as at the date of this document) (pound)15,000,000. OGS(UK) has also indemnified Confirmant in respect of certain categories of possible third party claims.

            The Joint Venture Agreement contains, amongst other things, provisions relating to the management of Confirmant, restrictions on the transfer of shares in Confirmant and restrictions on the business activities of the Marconi and OGS groups which are customary for agreements of its type.

            OGS has guaranteed the obligations of OGS (UK) under the Joint Venture Agreement, the Database and Software Licence Agreement and the Database Services Agreement (see sub-paragraphs (ii) and (iii) below).

      (ii) A database and software licence agreement dated 15 June 2001 between OGS (UK) and Confirmant (the "Database and Software Licence Agreement") pursuant to which OGS (UK) granted licences of its exon map (commonly referred to as the "protein atlas of the human genome"), cerebro-spinal fluid and serum databases (together with any additions or improvements thereto) and the associated software to Confirmant. The database licences are exclusive in the field of Confirmant's business (see sub-paragraph (i) above) while the software licence is non-exclusive. The aggregate consideration paid by Confirmant for the licences was (pound)6,500,000.

      (iii) A database services agreement dated 15 June 2001 between OGS (UK) and Confirmant (the "Database Services Agreement") pursuant to which OGS (UK) undertook to Confirmant to complete the population of the three databases licensed under the Database and Software Licence Agreement (see sub-paragraph
(ii) above). OGS (UK) received (pound)3,000,000 from Confirmant on execution of the Database Services Agreement and is otherwise remunerated by reference to costs incurred and progress made in populating the three databases. The maximum aggregate sum which may become payable to OGS (UK) pursuant to the Database Services Agreement (including the initial (pound)3,000,000) is (pound)22,500,000.

      (iv) A subscription agreement dated 15 June 2001 between OGS and Marconi pursuant to which Marconi subscribed for 645,162 ordinary shares in OGS. The subscription price paid by Marconi was (pound)10,000,011.

      (v) The agreements entered into between OGS and CAT prior to the Merger and summarised above at paragraphs 11(a)(vi) to (viii).

12. Litigation

(a) Save as disclosed in these Listing Particulars, neither CAT nor any other member of the CAT Group is or has been engaged in any legal or arbitration proceedings which may have or have had during the twelve months prior to the date of this document a significant effect on the CAT Group's financial position and, so far as CAT is aware, no such legal arbitration or claim is pending or threatened by or against any member of the CAT Group:

      (i) CAT brought a patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich. MorphoSys brought various actions against CAT in the US seeking a declaration that MorphoSys was not infringing the US Griffiths patent. This litigation has now been settled under a settlement agreement dated 23 December 2002 between CAT Limited and MorphoSys under which the parties agreed to settle all patent disputes between them. This agreement covers all past, present and future use and commercialisation of all versions of the MorphoSys HuCAL(R) libraries, including the most recent development, HuCAL(R)GOLD. This agreement included settlement of litigation in the United States regarding CAT Limited's Griffiths, McCafferty, Winter II and Winter/Lerner/Huse patents, as well as oppositions launched by MorphoSys at the European Patent Office against CAT Limited's Winter II and McCafferty patents.

            CAT Limited will receive an annual payment of A1.0 million over the five years following the date of this agreement, together with other financial consideration from the activities of MorphoSys relating to the HuCAL GOLD libraries for a defined period of time. CAT Limited also will receive milestones payments, royalty payments and will receive an equity stake of 588,160 ordinary shares in MorphoSys in consideration for which MorphoSys will receive a licence to CAT Limited's patent estate in respect of the HuCAL libraries. MorphoSys has the option to buy out its obligations (other than certain royalty obligations) to CAT Limited for a pre-defined fixed sum at any time during the term of the agreement.

            MorphoSys is free to develop and commercialise its HuCAL technologies, and CAT Limited undertakes not to sue MorphoSys in relation to present HuCAL GOLD libraries and all future derivatives of those libraries.

      (ii) In 2000, Crucell issued writs against the MRC, Scripps and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of this patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with the defendants, CAT Limited was responsible for the defence of these proceedings.

            The litigation was settled under a settlement agreement dated 19 December 2002 between CAT Limited and Crucell under which Crucell received from CAT Limited a worldwide non-exclusive licence to certain of CAT Limited's antibody phage display technology patents, both pending and granted. As a result of this agreement, all litigation which had been ongoing between CAT Limited and Crucell was withdrawn. CAT Limited was granted an option to develop certain antibodies covered by the agreement.

            Under this settlement agreement CAT Limited received an initial licence fee from Crucell and Crucell and its partners are permitted to develop and commercialise human antibody products against certain targets using CAT Limited's phage display technology patents. Use of this technology should allow Crucell to exploit its proprietary MAbstract(TM) technology or other phage display technology.

            CAT Limited will receive milestone payments and royalties for any antibody products that Crucell or its partners develop which are derived from Crucell MAbstract technology or other technology covered by phage display technology patents controlled by CAT.

      (iii) Following certain share issues by CAT Limited, Continental Venture Capital Limited ("CVC") issued proceedings in the State of New York claiming that it is entitled to anti-dilution shares (equivalent to 25,790 ordinary shares of 10 pence each). If CVC succeeds then the CAT Directors would be obliged to issue anti-dilution shares to all similarly situated participants (approximately 763,000 ordinary shares of 10 pence each). Both parties issued cross motions for summary judgment which were denied in May 2000. There has been no change in the status of proceedings and the CAT Directors continue to believe, on the basis of legal advice they have received, that the proceedings have no merit.

(b) Neither OGS nor any other member of the OGS Group is or has been engaged in any legal or arbitration proceedings which may have or have had during the twelve months prior to the date of this document a significant effect on the Group's financial position and, so far as OGS is aware, no such legal, arbitration or claim is pending or threatened by or against any member of the OGS Group.

13. Taxation

(a) United Kingdom Taxation

      The comments set out below summarise the UK taxation treatment of holders of OGS Shares under the Scheme and of holders of New CAT Shares. They are based on current UK law and published Inland Revenue practice currently in force. They are intended as a general guide and apply only to shareholders resident or (if individuals) ordinarily resident for tax purposes in the UK who hold OGS Shares and New CAT Shares as investments (otherwise than under any scheme which benefits from special tax exemptions, such as personal equity plans or individual savings accounts) and not as trading stock and who are the beneficial owners of those shares. Shareholders who are in any doubt about their taxation position, or who are resident in a jurisdiction outside the UK, should consult their own professional advisers.

      (i) Dividends

            Under current UK taxation legislation, no tax will be deducted from dividends paid by CAT.

            A New CAT Shareholder who is an individual resident (for tax purposes) in the UK and who receives a dividend paid by CAT will be entitled to a tax credit equal to 1/9th of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above their threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend of an amount determined by applying the Schedule F upper rate (currently 32.5%) to the dividend and the tax credit, and then deducting the tax credit. So, for example, a dividend of (pound)80 will carry a tax credit of (pound)8.89 (1/9th of (pound)80) and to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, a taxpayer would be subject to income tax on (pound)88.89 ((pound)80 + (pound)8.89) at the 32.5% i.e. (pound)28.89 less a tax credit of (pound)8.89, leaving a tax charge of (pound)20.

            With limited exceptions, New CAT Shareholders whose liability to income tax for the relevant year of assessment is less than the amount of the tax credits in respect of dividends paid by CAT will not be entitled to claim payment of the tax credit.

            A New CAT Shareholder that is a company resident (for tax purposes) in the UK will not normally be liable to corporation tax on any dividend it receives from CAT.

      (ii) Taxation of chargeable gain ("CGT")

            Subject to the following paragraphs, roll-over relief should be available to OGS Shareholders in respect of the cancellation of their existing OGS Shares and the issue to them of New CAT Shares. Accordingly, such OGS Shareholders should not be treated as having made a disposal of their OGS Shares for CGT purposes, and the New CAT Shares issued should be treated as the same asset and as having been acquired at the same time as the OGS Shares. The New CAT Shares should therefore have the same base cost as the OGS Shares which they replace.

            To the extent that OGS Shareholders receive cash in respect of fractional entitlements to New CAT Shares and do not receive New CAT Shares, this will generally be treated as a disposal of OGS Shares for CGT purposes which may, depending on the shareholders' individual circumstances; give rise to a liability to CGT. OGS Shareholders who receive cash and also receive New CAT Shares should not generally be treated as making a disposal or part disposal of OGS Shares in respect of the receipt of cash. Instead, the cash received should be deducted from the base cost otherwise attributable to the CAT Shares for CGT purposes.

            OGS Shareholders who, alone or together with persons connected with them, hold more than 5 per cent. of any class of the OGS Shares will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to CGT or corporation tax. OGS Shareholders are advised that clearance has been applied for in respect of the Scheme under Section 138 of the Taxation of Chargeable Gains Act 1992. On the basis that such clearance is obtained, any such Shareholder should be treated in the manner described above.

            OGS and CAT have applied for confirmation from the Inland Revenue under Section 707 of the Income and Corporation Taxes Act 1988 that Section 703 of the Act, which allows for the cancellation of tax advantages arising from certain transactions and securities and which would affect the statements made above if it were to apply to the Scheme, will not be applicable to the Scheme.

            A disposal of New CAT Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and who has used, held or acquired the New CAT Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for CGT purposes.

            A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five tax years of assessment and who disposes of New CAT Shares during that period may also be liable on his return to CGT (subject to any available exemption or relief).

      (iii) UKStamp Duty and SDRT

            No UK stamp duty or SDRT should be payable by OGS Shareholders in relation to the allotment and issue to them of New CAT Shares pursuant to the Scheme. Special rules may apply to shares held in or issued into depositary receipt or clearance service arrangements, although no stamp duty or SDRT should generally be payable by holders of OGS ADSs on the cancellation of those ADSs and the issue of New CAT ADSs under the Scheme.

            A subsequent transfer for value of New CAT Shares will generally be subject to UK stamp duty or to SDRT. Stamp duty and SDRT are normally the liability of the purchaser.

            Stamp duty at the rate of 0.5 per cent. of the amount or value of the actual consideration given (rounded up to the nearest multiple of (pound)5) is generally payable on an instrument transferring New CAT Shares. A charge to SDRT will also normally arise on an unconditional agreement to transfer New CAT Shares (equal to 0.5 per cent. of the amount or value of the consideration payable for the transfer). However, if within six years of the date on which the agreement is made (or, if that agreement is conditional, the date on which the condition is satisfied), an instrument of transfer is executed pursuant to the agreement and is duly stamped, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made within the six year period, and any outstanding liability to SDRT will be cancelled.

            Paperless transfers of New CAT Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled with CREST. Deposits of New CAT Shares within CREST will not be subject to stamp duty and, unless the transfer into CREST is itself for consideration, will not be subject to SDRT.

            The above statements are intended as a general guide to the current position.

(b) United States Taxation

      (i) United States income tax considerations to US shareholders

            The following is a general discussion of the material US federal income tax consequences of the Scheme to OGS Shareholders and OGS ADS holders. The discussion is based upon the current provisions of the US Internal Revenue Code of 1986, as amended (the "IRS Code"), applicable Treasury Regulations, court decisions and administrative rulings and practice, all as in effect on the date hereof and all of which are subject to change, which change could be retroactive and could affect the tax consequences to OGS Shareholders or OGS ADS holders. This discussion is also based on the current double taxation treaty between the US and United Kingdom (the "Treaty"). The US and the United Kingdom have recently signed a new treaty (the "New Treaty") that, if ratified, would replace the Treaty. OGS Shareholders and OGS ADS Holders are urged to consult with their own tax advisers regarding the potential impact of the New Treaty on the tax consequences described below. There can be no assurance that the IRS will not take a contrary view to that described below, and no ruling from the IRS has been or will be sought regarding the tax consequences of the Scheme.

            The discussion addresses only the US federal income tax consequences to OGS Shareholders and OGS ADS holders who are for US federal income tax purposes citizens or residents of the United States, corporations organised under the laws of the United States or any state thereof, estates subject to US federal income tax on their net income, regardless of source or trusts if both (A) a US court is able to exercise primary supervision over the administration of the trust and (B) one or more US persons have the authority to control all substantial decisions of the trust ("US Holders"). The discussion does not purport to discuss the US federal income tax consequences applicable to all categories of USHolders, and is limited to USHolders who hold OGS Shares or OGS ADSs as capital assets. The discussion may not fully describe the US federal income tax considerations relevant to certain categories of USHolders, such as USHolders that own OGSShares and/or OGS ADSs representing at least 10 per cent. of the total combined voting power of OGS, insurance companies, broker-dealers, individual retirement accounts, dealers in securities and USHolders who acquired their OGS Shares or OGS ADSs upon the exercise of employee stock options or otherwise as compensation. The discussion is not intended to constitute advice to any particular US Holder. Accordingly, USHolders are urged to consult their own tax advisors as to the specific US federal income tax consequences of the Scheme as well as any additional US state, local or non-US tax consequences of the Scheme.

            The discussion below also is based on the assumptions that: (i) there is no current plan or intention by CAT, any person related to CAT (as defined in US Treasury Regulations Section 1.368-1(e)(3)) (a "Related Person") or any partnership in which CAT or any Related Person is a partner to acquire or redeem any of the New CAT Shares issued in the Scheme, either directly or through any transaction, agreement, or arrangement with any other person; (ii) prior to the Scheme, neither CAT, any Related Person nor any partnership in which CAT or any Related Person is a partner will have acquired, directly or through any transaction, agreement or arrangement with any other person, OGS Shares with consideration other than CAT Shares; (iii) there will be a continuation of the historic business of OGS by CAT; (iv) CAT will issue New Cat Shares and New CAT ADSs in consideration for the cancellation of OGS Shares and OGS ADSs; (v) CAT will continue to use a significant portion of OGS' assets in its business; (vi) CAT, OGS and the OGS Shareholders will pay their respective expenses, if any, incurred in connection with the Scheme;
      (vii) after the Scheme, with the exception of the OGS Shares held by CAT, OGS will not have outstanding any of its shares or more than a de minimis amount of warrants, options, convertible securities or other types of rights that, if exercised or converted, would result in the holder thereof holding shares of OGS or CAT; (viii) the payment of cash in lieu of fractional shares is solely for purposes of avoiding the expense and inconvenience to CAT of issuing fractional shares and does not represent separately bargained-for consideration; (ix) CAT is not aware of any plan to combine CAT with another corporation, to sell or otherwise dispose of the stock of CAT or to sell or otherwise dispose of any of the assets of OGS acquired in the Scheme, except for dispositions made in the ordinary course of business or transfers to a wholly-owned subsidiary; and (x) OGS was a passive foreign investment company ("PFIC") for the year ending 31 December 2002.

      (ii) Taxation of dividends

            This discussion of the taxation of dividends is subject to the discussion on "PFIC Status" at (v) below.

            Under the Treaty, certain US Holders are generally entitled to a tax credit payment in respect of dividends equal to one-ninth (1/9) of the dividend paid (the "Tax Credit Amount"). This tax credit payment is reduced by a UK withholding (the "UK Withholding") of up to 15 per cent. of the gross dividend paid. Therefore, such US Holders will not actually receive any payment of this credit.

            If the New Treaty enters into force, US Holders will no longer be able to claim the Tax Credit Amount because the New Treaty does not provide for that entitlement.

            The gross amount of a distribution paid on a New CAT Share (including a New CAT ADS), including any Tax Credit Amount associated with such distribution if the USHolder elects to claim a foreign tax credit with respect to the UKWithholding, will be a dividend for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits. To the extent that a distribution exceeds CAT's current or accumulated earnings and profits, it will be treated as a nontaxable return of capital and thereafter as a capital gain. Dividends paid by CAT and any claimed Tax Credit Amount generally will be treated, for US foreign tax credit limitation purposes, as foreign source passive income (or, in the case of certain USHolders, foreign source financial services income) and will not be eligible for the dividends received deduction allowed to corporate shareholders under the IRS Code. Under the Treaty, a US Holder who elects to include the Tax Credit Amount in income may, subject to complex limitations, credit the UK Withholding against the holder's US federal income tax liability. Under the New Treaty, no foreign tax credit will be available.

            The amount of any distribution paid in pounds sterling will equal the fair market value in US dollars of the pounds sterling received on the date received by a holder of New CAT Shares, or by the CAT ADSDepositary, in the case of New CAT ADSs, based on the spot exchange rate on such date. A holder of New CAT Shares will have a basis in any pounds sterling distributed, equal to the dollar value of pounds sterling on the date received by that holder of New CAT Shares, or by the CAT ADSDepositary, in the case of New CAT ADSs. Any gain or loss recognised upon a subsequent disposition of pounds sterling will be US source ordinary income or loss.

      (iii) Taxation of capital gains

            Subject to the discussion on "PFIC Status" at (v) below, upon the sale or exchange of a New CAT Share or a New CAT ADS, a US Holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized and the adjusted tax basis in the New CAT Share or the New CAT ADS. Such gain or loss will be capital gain or loss and will generally be treated as US source gain or loss. If a US Holder is an individual, such capital gain will generally be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

            The surrender of a New CAT ADS to the CAT ADS Depositary in exchange for a New CAT Share will not be a taxable event for US federal income tax purposes.

      (iv) US information reporting and backup withholding

            Dividend payments with respect to New CAT Shares and proceeds from the sale, exchange or redemption of New CAT Shares may be subject to information reporting to the IRS and possible US backup withholding at the rate specified in the IRS Code. Backup withholding will not apply to a US Holder, however, if it furnishes a correct taxpayer identification number and makes any other required certification or if it is otherwise exempt from backup withholding.

            Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and it may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

      (v) PFIC Status

            In general, US Holders will be treated as owning stock in a PFIC if, for any taxable year in which the New CAT Shares or New CAT ADSs are held:

            o at least 75 per cent. of CAT's gross income for the taxable year is passive income, or

            o at least 50 per cent. of the value, determined on the basis of a quarterly average, of CAT's assets is attributable to assets that produce or are held for the production of passive income.

            Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 per cent. by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

            For the 2002 taxable year, CAT believes that it was not a PFIC. However, based on the current value of CAT's and OGS' passive assets and the current market capitalisation of CAT and OGS, there is a significant risk that CAT and OGS will be PFICs for the 2003 taxable year. If CAT is treated as a PFIC, and a US Holder does not make a mark-to-market election (as described below), the US Holder will be subject to special rules with respect to any gain realised on the sale or other disposition of New CAT Shares or New CAT ADSs.

            Under these rules:

            o the gain will be allocated ratably over the US Holder's holding period for the New CAT Shares or New CAT ADSs,

            o the amount allocated to the taxable year in which the gain is realised and to any taxable year before CAT became a PFIC will be taxed as ordinary income,

            o the amount allocated to each other year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

            o the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other year to which such gain is allocated.

            CAT does not intend to pay dividends for the foreseeable future. If, however, CAT should make an "excess distribution" to shareholders (generally, any distributions to shareholders during a single taxable year that are greater than 125 per cent. of the average annual distributions received by shareholders in respect of the New CAT Shares or New CAT ADSs during the three preceding taxable years or, if shorter, the holding period for the New CAT Shares or New CAT
            ADSs) and CAT is treated as a PFIC, the excess distribution would be treated the same way as gain would be treated, as described in the preceding paragraph.

            The New CAT Shares are expected to be traded publicly. If CAT is a PFIC and the New CATShares are traded publicly, a US Holder may make a mark-to-market election. If this election is made, the PFIC rules described above will not apply. Instead, in general, a US Holder will include as ordinary income for each taxable year the excess, if any, of the fair market value of its New CAT Shares or New CAT ADSs at the end of the taxable year over its adjusted basis in the New CAT Shares or New CAT ADSs. A US Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the US adjusted basis of its New CAT Shares or New CAT ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The basis in the New CAT Shares or New CAT ADSs will be adjusted to reflect any such income or loss amounts.

            Any US Holder that owns New CAT Shares or New CAT ADSs during any year that CAT is a PFIC must file IRS Form 8621.

            If CAT is a PFIC for a taxable year, a US Holder would, under a proposed regulation (which has a retroactive proposed effective date), also be treated as owning its pro rata share of the equity of any PFIC owned by CAT (e.g., OGS if OGS is also a PFIC for the taxable year) or owned by a subsidiary of CAT which is also a PFIC. Similar rules to those described above, except that no mark-to-market election would be available, would apply to a US Holder with respect to, among other circumstances, any excess distributions received by CAT with respect to the stock of a PFIC subsidiary and any gain CAT realises with respect to a disposition of the stock of a PFIC subsidiary. Under these circumstances, the excess distribution or gain realised by CAT would be currently taxable to a US Holder even though the US Holder may not actually receive any cash with respect to such distribution or gain.

      (vi) The Scheme

            Based on the foregoing assumptions, the cancellation of OGS Shares or OGSADSs and the issue of New CAT Shares or New CAT ADSs pursuant to the Scheme should qualify as a tax-free reorganisation for US federal income tax purposes. Although a tax-free reorganisation normally results in the tax consequences to US Holders described below, special PFIC rules may apply in the case of a US Holder who held OGS Shares or OGS ADSs during 2002 or any other taxable year in which OGS was a PFIC (including the current taxable year, if OGS is a PFIC for 2003). If the normal tax-free reorganisation rules apply:

            (a) A US Holder should recognise no gain or loss.

            (b) The aggregate basis of the New CAT Shares or New CAT ADSs received by a USHolder in the Scheme (including fractional shares deemed to be received in the Scheme) should be the aggregate basis of the OGS Shares or OGS ADSs surrendered therefor.

            (c) The holding period of the New CAT Shares or New CAT ADSs received by a USHolder should include the holding period of the OGS Shares or OGS ADSs surrendered therefor.

            In the absence of any effective regulations, the application of the special PFIC rules with respect to the Scheme is unclear because by their terms the special PFIC rules only apply to the extent that there are regulations in effect to implement the rules. Presently, regulations have been proposed which, if made effective, would implement the rules retroactively. Very generally, under those proposed regulations, if OGS was a PFIC for any taxable year during which a US Holder held OGS Shares or OGS ADSs and CAT is not a PFIC for the 2003 taxable year, a US Holder would recognise gain (but not loss) in connection with the Scheme equal to the difference between the fair market value of the New CAT Shares or New CAT ADSs received and the tax basis in the OGS Shares or OGS ADSs surrendered therefor. Such gain generally would be taxable in a manner comparable to that discussed under "PFIC Status" at (v) above. In addition, the US Holder would have a new holding period for its New CAT Shares or New CAT ADSs and such asset would have a tax basis equal to its fair market value on the date of the Scheme. However, if, as the case may be, CAT is also a PFIC for the 2003 taxable year, the proposed regulations would provide for the tax consequences described in the preceding paragraph (i.e., non-recognition of gain and loss). Because these PFIC-related consequences are only described in proposed regulations, it is unclear whether they would apply to the Scheme.

            US Holders are urged to consult their own tax advisors regarding any PFIC considerations with respect to the Scheme.

            In addition, if any of the assumptions noted at (i) above proves to be incorrect or if there is any change in the law, the Scheme may not qualify as a tax-free reorganisation. Furthermore, the IRS may disagree with the characterisation of the transaction as a tax-free reorganisation. In such events, US Holders would recognise gain or loss on the exchange equal to the difference between the fair market value of the New CAT Shares or New CAT ADSs received in the exchange and the tax basis of the OGS Shares or OGS ADSs surrendered therefor. Any gain would generally be taxable in a manner comparable to that discussed under "PFIC Status" at (v) above. Any loss would be long term capital loss if the holding period in the OGS Shares or OGS ADSs is more than one year on the date of the Scheme. In addition, the US Holder would have a new holding period for its New CAT Shares or New CAT ADSs and such asset would have a tax basis equal to its fair market value on the date of the Scheme.

      (vii) Requirement of notice filing

            Any US Holder that receives New CAT Shares or New CATADSs pursuant to the Scheme will be required to file a notice with such US Holder's US federal income tax return for such holder's taxable year in which the Scheme occurs. The notice must contain certain information specifically enumerated in US Treasury Regulation
            Section 1.368-3, and US Holders are advised to consult their tax advisors for assistance in preparing such notice.

     (viii) Fractional shares

            A US Holder who receives a payment of cash in lieu of a fraction of an OGS Share or OGSADS will be treated as if a fractional New CAT Share or New CAT ADS was issued to such OGS Shareholder and sold for cash and will generally be taxed in a manner comparable to that discussed under "PFIC Status" at (v) above.

            OGS SHAREHOLDERS AND OGS ADS HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC US FEDERAL INCOME TAX CONSEQUENCES OF THE SCHEME AS WELL AS ANY ADDITIONAL US FEDERAL, STATE, LOCAL OR NON-US TAX CONSEQUENCES OF THE SCHEME ON THEIR PARTICULAR CIRCUMSTANCES.

14. Working Capital

      CAT is of the opinion that the CAT Group, as enlarged by the acquisition of OGS, has sufficient working capital for its present requirements, that is, for the following twelve months from the date of publication of this document.

15. Significant Changes

(a) CAT

      There has been no significant change in the financial or trading position of the CAT Group which has occurred since 30 September 2002, being the end of the latest financial period for which audited financial statements were published.

(b) OGS

      Save for the reduction in net cash in the ordinary course of business of the OGS Group from approximately (pound)153.4 million as at 30 June 2002 to approximately (pound)136.4 million as at 31 December 2002, there has been no significant change in the financial or trading position of the OGS Group which has occurred since 30 June 2002, being the end of the latest financial period for which interim financial statements were published.

16. Miscellaneous

(a) The expenses relating to the Merger (which include stamp duty and stamp duty reserve tax, UKLA listing fees, Panel fees, printing and other expenses) which are payable by CAT, are estimated to amount to approximately (pound)5.3 million (excluding Value Added Tax). This amount represents the maximum amount of expenses of the Merger, assuming that the Merger is completed, to be borne by CAT.

(b) The registrar of CAT is Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH and the register of members is held at Computershare Investor Services PLC as above.

(c) The consolidated accounts of CAT for the financial years ended 30 September 2000 and 30 September 2001 respectively were audited by Arthur Andersen of Betjeman House, 104 Hills Road, Cambridge CB2 1LH, Chartered Accountants and Auditors and those for the financial year ended 30 September 2002 were audited by Deloitte & Touche of Leda House, Station Road, Cambridge CB1 2RN, Chartered Accountants and Auditors and all received unqualified audited reports within the meaning of Section 271 of the Companies Act and contained no statement under sub-section 237(2) and sub-section 237(3) of the Companies Act. Statutory accounts for the years ended 30 September 2000, 2001 and 2002 have been delivered to the Registrar of Companies.

(d) Merrill Lynch, which is a member of and regulated by the Financial Services Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

(e) Goldman Sachs, which is a member of and regulated by the Financial Services Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

(f) Deloitte & Touche has given and has not withdrawn its written consent to the inclusion of their reports on the accounting policies reconciliation in Part III(B) of this document and on the pro forma financial information in Part IV of this document, and to the references thereto, and their name and in the form and context in which they appear and have authorised the contents of their reports for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

(g) The average number of employees (including executive directors) of the CAT Group over the last three financial years was as follows:

                                2000            2001            2002

      Total                     161             224             274

17. Bases and sources of information

(a) General

Unless otherwise stated, financial information on CAT and OGS and their respective Groups has been extracted without material adjustment from the published audited annual report and accounts and, where appropriate, interim statements of the relevant Group for the relevant period.

(b) Net cash of CAT and OGS

The amount of net cash and liquid resources of CAT and the OGS Group as at 31 December 2002 of (pound)123.7 million and (pound)136.4 million respectively has been taken from internal management information of CAT and OGS respectively.

(c) Share capital of CAT

References to the issued share capital of CAT are to its issued share capital as at 22 January 2003 of 36,352,686 shares.

(d) Share capital of OGS

References to the issued share capital of OGS are to its issued share capital as at 22 January 2003 of 55,729,534 shares.

References to the issued and to be issued share capital of OGS are to 56,082,073 OGS Shares as at 22 January 2003 at a price of 195.5 pence per OGS Share, and where based on the volume weighted average trading price, to 56,151,126 OGS Shares at a price of 210.6 pence.

(e) Volume weighted average trading prices

The volume weighted average trading prices of CAT Shares and OGS Shares in the last ten Business Days prior to announcement of the Merger have been sourced from Bloomberg.

18. Documents Available for Inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Mayer, Brown, Rowe & Maw LLP, 11 Pilgrim Street, London EC4V 6RW up to and including the Effective Date:

(a) the Memoranda and Articles of Association of CAT and OGS;

(b) the audited consolidated accounts of CAT for the three financial years ended 30 September 2000, 2001 and 2002;

(c) the audited consolidated accounts of OGS for the three financial years ended 31 December 1999, 2000 and 2001;

(d) the unaudited interim results of OGS for the six months ended 30 June 2002;

(e) the report on the accounting policies reconciliation contained in Part III(B) of this document;

(f) the report on the pro forma financial information contained in Part IV of this document;

(g) the service contracts referred to in paragraph 4 above;

(h) the material contracts referred to in paragraph 11 above;

(i) the written consents referred to in paragraph 16 above;

(j) the irrevocable undertakings from OGS Directors to vote in favour of the Scheme;

(k) the commitments from CAT Directors to vote in relation to their CAT Shares in favour of the resolutions proposed to be passed at the CAT EGM;

(l) the rules of the CAT Share Schemes;

(m) the rules of the Cambridge Antibody Technology Group Company Share OptionPlan and the Cambridge Antibody Technology Group plc Executive Incentive Plan amended as will be proposed at the CAT EGM;

(n) the CAT ADS Depositary Agreement;

(o) these Listing Particulars;

(p) the Scheme Document; and

(q) the CAT Shareholder Circular.

6 February 2003

                                   DEFINITIONS

"1989 Scheme"                           the Oxford GlycoSystems Limited 1989
                                        Share Option Scheme.

"1994 Scheme"                           the Oxford GlycoSystems Group Plc 1994
                                        Share Option Scheme.

"AACR"                                  American Academy for Cancer Research.

"Abbott Laboratories"
or "Abbott"                             Abbott GmbH & Co. KG.

"Actelion"                              Actelion Pharmaceuticals Ltd.

"Admission"                             the admission of the New CAT Shares to
                                        the Official List becoming effective in
                                        accordance with the Listing Rules and
                                        the admission of such shares to the
                                        London Stock Exchange's market for
                                        listed securities becoming effective.

"ADR"                                   an American depositary receipt.

"ADS"                                   an American depositary share.

"Amgen"                                 Amgen Inc.

"Aptein"                                Optein, Inc. (trading as Aptein, Inc.),
                                        a subsidiary of CAT.

"Australia"                             the commonwealth of Australia, its
                                        states, territories and possessions and
                                        all areas subject to its jurisdiction or any political sub-division thereof.

"Bayer"                                 Bayer AG.

"Biolnvent"                             Biolnvent International AB.

"Board" the board of directors of CAT or OGS, as the context requires.

"Business Day"                          a day (not being a Saturday or Sunday)
                                        when banks generally are open in the
                                        City of London for the transaction of
                                        general banking business, other than for settlement of the Euro.

"Canada" Canada, its provinces, territories and possessions and all areas subject to its jurisdiction or any political subdivision thereof.

"CAT" or "Company"                      Cambridge Antibody Technology Group plc.

"CAT ADS Deposit Agreement"             the deposit agreement, dated 7 June
                                        2001, among CAT, the CATADS Depositary
                                        and all holders of CAT ADSs issued
                                        thereunder.

"CAT ADS Depositary"                    the depositary under the CAT ADS Deposit
                                        Agreement, which is The Bank of New
                                        York.

"CAT ADRs"                              ADRs evidencing CAT ADSs.

"CAT ADSs"                              ADSs of CAT, each of which represent one
                                        Existing CAT Share.

"CAT Board"                             the board of directors of CAT.

"CAT Canada"                            3982904 Canada Inc, previously a
                                        subsidiary of CAT.

"CAT Directors"                         the directors of CAT, whose names are
                                        set out in paragraph 3(a) of Part X of
                                        this document and "CAT Director" means
                                        any of them.

"CAT EGM"                               the extraordinary general meeting of CAT
                                        to be held on 11 March 2003 to consider
                                        any resolutions to approve and implement the Merger, including any adjournment thereof.

"CAT Group"                             CAT and its subsidiary undertakings.

"CAT Limited"                           Cambridge Antibody Technology Limited, a
                                        subsidiary of CAT.

"CAT Registrar"                         Computershare Investor Services PLC, PO
                                        Box 82, The Pavilions, Bridgwater Road,
                                        Bristol, BS99 7NH.

"CAT Shareholder Circular"              the circular to be sent to CAT
                                        Shareholders containing a notice
                                        convening the CAT EGM.

"CAT Shareholders"                      holders of Existing CAT Shares.

"CAT Shares"                            the Existing CAT Shares and/or as the
                                        context requires, the New CAT Shares.

"CAT Share Option Schemes"              the Old Option Schemes and the CSOP.

"CAT Share Schemes"                     the CAT Share Option Schemes, the
                                        Cambridge Antibody Technology Group
                                        Staff Share Scheme, the Cambridge
                                        Antibody Technology Group plc Inland
                                        Revenue Approved Share Ownership Plan
                                        and the proposed Cambridge Antibody
                                        Technology Group plc Executive Incentive
                                        Plan.

"CAT Voting Record Time"                in relation to the CAT EGM, 6.00 p.m. on
                                        9 March 2003, or if the CAT EGM is
                                        adjourned, 48 hours before the date of
                                        the adjourned meeting.

"certificated" or
"in certificated form"                  where a share or other security is not
                                        in uncertificated form.

"Chugai"                                Chugai Pharmaceutical Co., Ltd.

"City Code"                             The City Code on Takeovers and Mergers.

"Closing Price"                         the closing price of the relevant share
                                        as derived from the Daily Official List.

"Companies Act"                         the Companies Act 1985.

"Confirmant"                            Confirmant Limited.

"Court"                                 The High Court of Justice in England and
                                        Wales.

"CREST" the computerised settlement system to facilitate the transfer of title to shares in uncertificated form, operated by CRESTCo.

"CRESTCo"                               CRESTCo Limited.

"Crucell"                               Crucell Holland BV.

"CSOP"                                  the Cambridge Antibody Technology Group
                                        Company Share Option Plan.

"Daily Official List"                   the Daily Official List of the London
                                        Stock Exchange.

"DRC"                                   Drug Royalty Corporation, Inc.

"DuPont"                                E.I DuPont de Nemours & Co.

"Dyax"                                  Dyax Corporation.

"Effective Date"                        the date on which the Scheme becomes
                                        effective and the Merger completes.

"EMEA"                                  European Agency for the Evaluation of
                                        Medicinal Products.

"Enlarged Group"                        CAT and its subsidiary undertakings
                                        following completion of the Merger.

"European Union"                        Austria, Belgium, Denmark, Finland,
                                        France, Germany, Greece, Republic of
                                        Ireland, Italy, Luxembourg, The
                                        Netherlands, Portugal, Spain, Sweden and the United Kingdom, and other countries as may from time to time be a member of the European Union.

"Executive Scheme"                      the Oxford GlycoSciences Executive Share
                                        Option Scheme.

"Existing CAT Shares"                   the existing unconditionally allotted or
                                        issued and fully paid ordinary shares of 10 pence each in the capital of CAT and any further such shares which are unconditionally allotted or issued
                                        (including pursuant to the exercise of
                                        options under the CAT Share Option
                                        Schemes) on or prior to the Effective
                                        Date.

"FDA"                                   the US Food and Drug Administration.

"Genzyme"                               Genzyme Corporation.

"Goldman Sachs"                         Goldman Sachs International.

"Group"                                 the CAT Group or the OGS Group, as the
                                        context requires.

"GSK"                                   GlaxoSmithKline plc.

"Hearing Date"                          the date on which the Order is made.

"HGSI"                                  Human Genome Sciences, Inc.

"Inland Revenue"                        the UK Inland Revenue.

"Japan"                                 Japan, its cities, prefectures,
                                        territories and possessions.

"Listing Rules"                         the Listing Rules of the UK Listing
                                        Authority.

"London Stock Exchange"                 London Stock Exchange plc or its
                                        successor(s).

"Marconi"                               Marconi Corporation PLC.

"Medarex                                Medarex, Inc.

"Member States"                         the countries that from time to time
                                        make up the European Union.

"Merck"                                 Merck & Co., Inc.

"Merger"                                the proposed merger of OGS and CAT, to
                                        be effected by way of the Scheme.

"Merger Agreement"                      the merger agreement dated 22 January
                                        2003 entered into between CAT and OGS,
                                        details of which are set out in
                                        paragraph 11(a)(vi) of Part X of this
                                        document.

"Merrill Lynch"                         Merrill Lynch International.

"MorphoSys"                             MorphoSys AG.

"MRC"                                   the Medical Research Council.

"NASDAQ"                                the Nasdaq Stock Market, Inc.

"NDA"                                   New Drug Application.

"NeoGenesis"                            NeoGenesis Drug Discovery, Inc.

"NeoGenesis Inc"                        NeoGenesis Pharmaceuticals Inc.

"New CAT ADSs"                          the CAT ADSs proposed to be issued
                                        pursuant to the Merger, each of which
                                        represent one New CAT Share.

"New CAT Shares"                        the ordinary shares of 10 pence each in
                                        the capital of CAT proposed to be
                                        issued, credited as fully paid pursuant
                                        to the Scheme and the Merger.

"New CAT Shareholders"                  holders of New CATShares.

"Official List"                         the Official List of the UK Listing
                                        Authority.

"OGS"                                   Oxford GlycoSciences Plc.

"OGS ADS Deposit Agreement"             the deposit agreement, dated 14 December
                                        2000, amongst OGS, the OGS ADS
                                        Depositary and all holders of OGS ADSs
                                        issued thereunder, as such agreement
                                        will be amended as of the Effective
                                        Date.

"OGS ADS Depositary"                    the depositary under the OGS ADS Deposit
                                        Agreement, which is The Bank of New
                                        York.

"OGS ADSs"                              ADSs of OGS, each of which represents
                                        one OGS Share.

"OGS Articles"                          the articles of association of OGS.

"OGS Board"                             the board of directors of OGS.

"OGS Court Hearing"                     the hearing by the Court of the petition
                                        to sanction the Scheme.

"OGS Court Meeting"                     the meeting of OGS Shareholders convened
                                        by order of the Court pursuant to
                                        section 425 of the Companies Act to
                                        consider and, if thought fit, approve
                                        the Scheme (including any adjournment
                                        thereof).

"OGS Directors"                         the directors of OGS, whose names are
                                        set out in paragraph 3(d) of Part X of
                                        this document and "OGS Director" means
                                        any one of them.

"OGS EGM"                               the extraordinary general meeting of OGS
                                        to be held on 11 March 2003 (including
                                        any adjournment thereof).

"OGS Group"                             OGS and its subsidiary undertakings.

"OGS GT Ltd"                            Oxford GlycoTherapeutics Limited, a
                                        subsidiary of OGS.

"OGS Inc"                               Oxford GlycoSciences Inc., a subsidiary
                                        of OGS.

"OGS Shareholders"                      holders of OGS Shares.

"OGS Share Option Schemes"              the Executive Scheme, the Sharesave
                                        Scheme, the 1994 Scheme and the 1989
                                        Scheme.

"OGS Shares"                            the existing unconditionally allotted or
                                        issued and fully paid ordinary shares of 5 pence each in OGS and any further such shares which are unconditionally allotted or issued (including pursuant to the exercise of options under the OGS
                                        Share Option Schemes) on or prior to the Effective Date.

"OGS (UK)"                              Oxford GlycoSciences (UK) Ltd., a
                                        subsidiary of OGS.

"Old Option Schemes"                    the Cambridge Antibody Technology
                                        Limited Share Option Scheme, the
                                        Cambridge Antibody Technology Limited
                                        Unapproved Share Option Scheme and the
                                        Cambridge Antibody Technology Limited
                                        Executive Share Option Scheme.

"Order" the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of capital of OGS pursuant to the Scheme under section 137 of the Companies Act.

"Panel"                                 the Panel on Takeovers and Mergers.

"Pfizer"                                Pfizer, Inc.

"Pharmacia"                             Pharmacia P-L Biochemicals Inc.

"Pioneer Hi-Bred"                       Pioneer Hi-Bred International, Inc.

"Proposed Directors"                    the persons listed as proposed directors
                                        of CAT in paragraph 3(b) of Part X of
                                        this document and "Proposed Director"
                                        means any one of them.

"R&D"                                   research and development.

"Regulatory Information Service"        any of the services set out in schedule
                                        12 of the Listing Rules.

"Scheme"                                the proposed scheme of arrangement under
                                        section 425 of the Companies Act between OGS and the OGS Shareholders (details of which are set out in Part I of this document) to give effect to the Merger, with, or subject to, any modification, addition or condition approved or imposed by the Court and agreed by CAT and OGS.

"Scheme Document"                       the document to be circulated to OGS
                                        Shareholders in relation to the Scheme,
                                        which includes an explanatory statement
                                        in accordance with Section 425 of the
                                        Companies Act.

"Scheme Record Time"                    6.00 p.m. on the last Business Day
                                        before the Effective Date.

"Scripps"                               the Scripps Research Institute.

"SDRT"                                  UK Stamp Duty Reserve Tax.

"SEC"                                   the US Securities and Exchange
                                        Commission.

"Securities Act"                        the US Securities Act of 1933, as
                                        amended.

"Sharesave Scheme"                      the Oxford GlycoSciences Sharesave
                                        Scheme.

"Substantial Interest"                  a direct or indirect interest in 20 per
                                        cent. or more of the voting equity
                                        capital of an undertaking.

"Teva"                                  Teva Pharmaceuticals Industries Limited.

"UK GAAP"                               generally accepted accounting principles
                                        in the United Kingdom.

"uncertificated" or
"in uncertificated form"                recorded on the relevant register of the
                                        share or security concerned as being in
                                        uncertificated form in CREST and title
                                        to which may be transferred by means of
                                        CREST.

"United Kingdom" or "UK"                the United Kingdom of Great Britain and
                                        Northern Ireland.

"UK Listing Authority"                  the Financial Services Authority acting
                                        in its capacity as the competent
                                        authority for the purposes of Part VI of the Financial Services and Markets Act
                                        2000.

"United States" or "US"                 the United States of America, its
                                        territories and possessions, any state
                                        of the United States of America and the
                                        District of Columbia and all other areas subject to its jurisdiction and any political subdivision thereof.

"US GAAP"                               generally accepted accounting principles
                                        in the United States.

"Voting Record Time"                    in relation to both the OGS Court
                                        Meeting and the OGS EGM, 6.00 p.m. on 9
                                        March 2003 or, if either the OGS Court
                                        Meeting or the OGS EGM is adjourned, 48
                                        hours before the time set for the
                                        adjourned meeting.

"Wider CAT Group"                       CAT and the subsidiaries and subsidiary
                                        undertakings of CAT and associated
                                        undertakings, including any joint
                                        venture, partnership, firm or company in which any member of the CAT Group is interested or any undertaking in which CAT and such undertakings (aggregating their interests) have a Substantial
                                        Interest.

"Wider OGS Group"                       OGS and the subsidiaries and subsidiary
                                        undertakings of OGS and associated
                                        undertakings, including any joint
                                        venture, partnership, firm or company in which any member of the OGS Group is interested or any undertaking in which OGS and such undertakings (aggregating their interests) have a Substantial
                                        Interest.

"Wyeth" or "Wyeth Research"             Wyeth Ayerst Research, a division of
                                        Wyeth Pharmaceuticals, Inc.

"Xoma"                                  Xoma Technology Limited and Xoma Ireland
                                        Limited.

For the purposes of this document, subsidiary, subsidiary undertaking, undertaking and associated undertaking have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

                           GLOSSARY OF SCIENTIFICTERMS

"agonistic"                             a positive response induced by the
                                        binding of a target molecule to a cell
                                        surface receptor.

"allergic conjunctivitis"               inflamation of the white of the eye
                                        caused by exposure to substances to
                                        which an individual may be allergic.

"allergic rhinitis"                     inflammation of the nose caused by
                                        allergy - also known as hayfever.

"Alzheimer's disease"                   a progressive, neurodegenerative disease
                                        characterized by loss of function and
                                        death of nerve cells in several areas of the brain leading to loss of cognitive function such as memory and language.
                                        The most common cause of dementia.

"angioplasty"                           a surgical repair or reconstruction of a
                                        narrowed or completely obstructed
                                        artery. Can be performed with a balloon
                                        within the coronary arteries.

"antibody"                              a protein produced by B-lymphocytes
                                        (white blood cells) of the immune
                                        system, which specifically recognises a
                                        target molecule known as an antigen.

"anti-eotaxin"                          an antibody that targets eotaxin
                                        molecules.

"antigen"                               a foreign or toxic molecule recognised
                                        by an antibody.

"Anti-IL-18R"                           an antibody that recognises IL-18R.

"autoimmune disease/disorder"           conditions which occur when the human
                                        immune system reacts against a component of the human body.

"B-lymphocyte (B-Cell)"                 a cell produced by the bone marrow
                                        which, when stimulated by an antigen,
                                        becomes either a memory cell or a plasma cell that produces antibodies against the antigen.

"cancer" a malignant tumour in which cells grow unrestrained in an organ or tissue in the body. Acancer is usually named after the originating organ. Cancer can spread to tissues around it and destroy them or be transported through blood or lymph pathways to other parts of the body.

"CDR grafted"                           when the CDRs of a mouse antibody are
                                        grafted into a human antibody framework
                                        also known as "humanisation".

"cell surface proteins"                 proteins which are embedded in or bound
                                        to the plasma membrane of cells and are
                                        exposed at the cell surface.

"chimaeric antibodies"                  antibodies composed of a mixture of
                                        antibody fragments from different
                                        species.

"complimentarity determining            the highly variable domain regions of an
regions (CDRs)"                         antibody which interact with antigens.

"Crohn's disease"                       a chronic inflammatory disorder of the
                                        bowels.

"cytokine"                              a low molecular weight protein released
                                        by one cell and acting upon another at
                                        tissue level; cytokines stimulate or
                                        inhibit the differentiation,
                                        proliferation or function of immune
                                        cells.

"diabetic nephropathy"                  a disease of the kidney caused by
                                        diabetes.

"disease indication"                    the specific clinical condition for
                                        which a drug is intended to be used.

"DNA"                                   deoxyribonucleic acid, the genetic code
                                        of higher organisms.

"efficacy"                              the measure of the effectiveness of a
                                        drug in treating a particular condition.

"eosinophil"                            a cell which is part of the immune
                                        system, which is particular adept at
                                        attacking parasites and is also
                                        implicated in allergic disease.

"eotaxin"                               a protein that attracts eosinophils into
                                        tissues, where they degranulate and
                                        cause tissue damage.

"eukaryote"                             a cell or an organism with a
                                        membrane-bound, structurally discrete
                                        nucleus and other well-developed
                                        subcellular compartments.

"Fab" the portion of the immunoglobulin or antibody molecule which contains the binding site for antigens. The exact sequence of amino acids in the area varies widely from molecule to molecule to accommodate a wide variety of antigens which the body may encounter.

"fibrosis"                              a pathological process characterised by
                                        the proliferation of fibrous connective
                                        tissue, the main component of scar
                                        tissue, which may occur as a result of
                                        repeated injury of tissue.

"Gaucher disease"                       a rare inherited disease in which a
                                        reduced activity of an enzyme
                                        responsible for degrading glycolipids
                                        (glycocerebrosidase) leads to
                                        accumulation of undegraded material in
                                        cells in various parts of the body. This glycolipid storage leads to enlargement of the liver and the spleen, to low haemoglobin and platelet counts (anaemia and thrombocytopenia) and bone disease.

"genes" the biological units of heredity. They contain the blueprint for synthesising every protein found in the body.

"genome"                                the total DNA content of an organism.

"genomics"                              analysis of composition and interaction
                                        of genetic information.

"glaucoma"                              a group of eye conditions in which the
                                        optic nerve is permanently damaged at
                                        the point where it leaves the eye
                                        resulting in significant loss of vision
                                        or blindness. The major cause of the
                                        damage is thought to be raised pressure
                                        inside the eye.

"glycolipid"                            a fatty molecule with sugars attached.

"Glycolipid Storage Disorder"           a disorder where the body is unable to
                                        metabolise glycolipids effectively,
                                        leading to a build up of storage
                                        material in specific areas of the body,
                                        carried by a genetic defect.

"granulocyte-macrophage colony          a cytokine that stimulates the formation
stimulating factor"                     of granulocyte or macrophage colonies
                                        from myeloid stem cells isolated from
                                        bone marrow.

"high throughput"                       automated assays that search through
                                        large numbers of substances to rapidly
                                        and cost-effectively identify a
                                        molecule's specific activity.

"HIV" an acronym for Human Immunodeficiency Virus, the virus which causes AIDS, an acronym for the epidemic disease Acquired Immunodeficiency Syndrome.

"humanised"                             conversion of mouse or other antibodies
                                        into a humanised form is conceived by
                                        grafting the mouse CDRs into a human
                                        antibody framework.

"hybridoma"                             an immortalised, antibody-secreting cell
                                        line that is used to produce certain
                                        desirable antibodies; a hybridoma is
                                        created by fusing a lymphocyte with a
                                        special myeloma.

"IND" Investigational New Drug as defined in the Federal Regulations Title 21, Part 312.3.

"inflammation"                          the primary response reaction of living
                                        tissue to injury or infection.

"inflammatory disorders"                this covers a number of disorders,
                                        including rheumatoid arthritis, multiple sclerosis, and Crohn's disease, that are characterised by or caused by inflammation.

"interference"                          a proceeding in the US Patent and
                                        Trademark Office which determines
                                        ownership rights for a patent by
                                        identifying the first inventor from
                                        among one or more parties claiming
                                        ownership rights to the invention. This
                                        process is unique to the United States
                                        where patent rights are awarded to a
                                        first inventor satisfying certain
                                        requirements as compared to most other
                                        countries, in which patent rights are
                                        granted to the first to file a patent
                                        application on a given invention.

"IL-12" interleukin -12, a biological molecule that mediates inflammation in a number of severe autoimmune and inflammatory disorders.

"IL-18R" an interleukin receptor that binds to interleukin-18 and evokes intra-cellular signalling in the target cell.

"intravenous"                           injection into a vein.

"in vivo"                               in a living organism.

"ISD"                                   inherited storage disorders.

"macrophage"                            a cell of the immune system which plays
                                        a key role in engulfing pathogens and
                                        aiding their destruction.

"monoclonal antibody"                   an antibody derived from a single clone
                                        of cells, specifically
                                        recognising/binding a single antigen.

"multiple sclerosis"                    a disorder of the central nervous system
                                        involving decreased neurological
                                        function associated with the loss of
                                        insulating covering of nerve cells.

"neoplastic"                            any new or abnormal growth, which is
                                        uncontrolled in nature. This term is
                                        often used to describe cancers.

"Non-Hodgkin's Lymphoma"                a type of malignant tumour arising from
                                        lymphoid tissue (found mostly in the
                                        spleen and lymph glands).

"orphan drug"                           denotes a drug for a rare disease (less
                                        than 5 per 10,000 population in Europe).
                                        Orphan designation brings commercial
                                        benefits for the company developing the
                                        drug.

"pathogen"                              a microbe or other organism that causes
                                        disease.

"phage"                                 abbreviation for bacteriophage, a
                                        filamentous virus that infects bacteria.

"phage display"                         CAT's proprietary technology in which
                                        individual antibodies are displayed on
                                        the tip of a phage.

"phagemid"                              a cloning vector that can replicate
                                        either as a plasmid or as a
                                        bacteriophage.

"pharmacology"                          the study of how drugs affect a living
                                        organism or cell.

"pharmacokinetics"                      the study of the time course of a drug
                                        in the body following administration.

"pharmacovigilance"                     surveillance of the safety of a drug.

"Phase I clinical trials"               study conducted in healthy subjects to
                                        determine the biological effects of a
                                        drug, especially safety, tolerability
                                        and pharmacokinetics.

"Phase I/II clinical trials"            initial studies in patients with the
                                        disease for which the product candidate
                                        is being developed.

"Phase II clinical trials"              studies in a limited number of patients
                                        to determine the preliminary efficacy of a drug to provide proof of principle as well as in some cases evaluate drug doses and to establish drug doses for use in a Phase III clinical trial.

"Phase II/III clinical trial"           trial in patients that investigates or
                                        establishes the efficacy of a drug.

"Phase III clinical trials"             trial with larger patient numbers to
                                        confirm a drug's efficacy and safety,
                                        prior to filing for marketing approval.

"Placebo"                               a pharmacologically inactive treatment
                                        used as a yardstick for comparing two
                                        drugs under evaluation in clinical
                                        trials.

"prokaryote"                            a cell or an organism lacking a
                                        membrane-bound, structurally discrete
                                        nucleus and other subcellular
                                        compartments i.e. bacteria,
                                        cyanobacteria, mitochondria or plastids.

"protein"                               large molecules made of smaller
                                        biological units known as amino acids.
                                        Proteins are responsible for the
                                        functioning and much of the structure of all living beings.

"proteomics"                            analysis of functions and interactions
                                        of proteins of an organism.

"pulmonary"                             belonging to, connected with or
                                        affecting the lungs.

"receptor"                              typically a protein located on or inside
                                        a cell with which a different molecule
                                        may interact to produce or inhibit a
                                        biological response.

"rheumatoid arthritis"                  a condition associated with chronic
                                        inflammation and destruction of the
                                        joints.

"ribosome"                              a particle that synthesises proteins
                                        inside cells.

"ribosome display"                      CAT's proprietary technology in which
                                        individual antibodies are displayed on a ribosome.

"scFv" a single-chain antibody, a fragment of an antibody consisting of one variable light chain and one variable heavy chain, bound by a linker peptide creating a single antigen binding domain.

"scleroderma"                           disorders in which the skin becomes
                                        hardened especially in the face and
                                        hands. Often associated with similar
                                        disease affecting internal organs.

"systemic fibrotic conditions"          diseases where fibrosis affects internal
                                        organs such as kidneys, lungs and heart.

"systemic lupus erythematosus"          a chronic autoimmune connective tissue
                                        disease affecting the skin
                                        (characteristic butterfly rash), the
                                        joints, the kidneys, brain and other
                                        organs with characteristic antibodies
                                        appearing in the circulation.

"TGF(beta)"                             transforming growth factor beta is a
                                        family of biological molecules
                                        associated with fibrosis and scarring.

"TGF(beta)1"                            a molecule linked to fibrosis and
                                        scarring in the skin as well as most
                                        internal organs and tissues.

"TGF(beta)2"                            a molecule associated with scarring in
                                        and around the eye.

"TNF(alpha)"                            tumour necrosis factor alpha belongs to
                                        the cytokine family of biological
                                        molecules; it is responsible for
                                        increasing tissue damage in inflammatory disorders such as rheumatoid arthritis.

"target" target molecule for therapeutic intervention; e.g. surface of diseased cell.

"TRAIL-R1 mAb"                          a human monoclonal antibody, which may
                                        act as an anti-cancer drug by mimicking
                                        the activity of a naturally occurring
                                        molecule in the human body (TRAIL)and
                                        inducing cell death.

"TRAIL-R2 mAb"                          a human monoclonal antibody, which may
                                        act as an anti-cancer drug by mimicking
                                        the activity of a naturally occurring
                                        molecule in the human body (TRAIL)and
                                        inducing cell death.

"transgenic"                            organism containing an extra piece of
                                        foreign (i.e. from a different species)
                                        genetic information (i.e. gene
                                        construct) which has been artificially
                                        inserted.